UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Hungary
Exact name of registrant as specified in charter

0000889414
Registrant CIK Number

Exhibit C-1 to Form 18-K for fiscal year ended December 31, 2018
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-49294-01
SEC file number, if available

S - ______ ______
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C - ______ ______
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2018
Report period (if applicable)

______
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

Rule 201 (Temporary Hardship Exemption)

Rule 202 (Continuing Hardship Exemption)

X Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereto duly authorized, in Budapest, Hungary on December 20, 2019.

HUNGARY

By: Name: Zoltán Kurali
Title: Chief Executive Officer of Government Debt Management Agency Private Company Limited by Shares as attorney

Exhibit Index on Page 3

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C-1 to Hungary's Annual Report on Form 18-K for the year ended December 31, 2018 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C-1   Copy of the 2020 Annual Budget of Hungary.

EXHIBIT C-1

II. Törvények

2019. évi LXXI. törvény
Magyarország 2020. évi központi költségvetéséről*

Az Országgyűlés az Alaptörvény 36. cikk (1) bekezdése alapján Magyarország 2020. évi központi költségvetéséről a következő törvényt alkotja:

I. FEJEZET
A KÖZPONTI ALRENDSZER KIADÁSAINAK ÉS BEVÉTELEINEK FŐÖSSZEGE, A HIÁNY ÉS AZ ÁLLAMADÓSSÁG
ÉRTÉKE

1. Az államháztartás központi alrendszerének egyenlege és főösszegei

1. §   (1) Az Országgyűlés az államháztartás központi alrendszerének (a továbbiakban: központi alrendszer) 2020. évi
   a)   kiadási főösszegét 21 792 993,4 millió forintban,
   b)   bevételi főösszegét 21 425 983,3 millió forintban,
   c)   hiányát 367 010,1 millió forintban
   állapítja meg.

(2) Az (1) bekezdésben meghatározott bevételi és kiadási főösszegeken belül az Országgyűlés a hazai működési költségvetés 2020. évi
   a)   kiadási főösszegét 18 000 071,6 millió forintban,
   b)   bevételi főösszegét 18 000 071,6 millió forintban,
   c)   egyenlegét 0,0 millió forintban
   állapítja meg.

(3) Az (1) bekezdésben meghatározott bevételi és kiadási főösszegeken belül az Országgyűlés a hazai felhalmozási költségvetés 2020. évi
   a)   kiadási főösszegét 2 110 659,6 millió forintban,
   b)   bevételi főösszegét 1 929 866,0 millió forintban,
   c)   hiányát 180 793,6 millió forintban
   állapítja meg.

(4) Az (1) bekezdésben meghatározott bevételi és kiadási főösszegeken belül az Országgyűlés az európai uniós fejlesztési költségvetés 2020. évi
   a)   kiadási főösszegét 1 682 262,2 millió forintban,
   b)   bevételi főösszegét 1 496 045,7 millió forintban,
   c)   hiányát 186 216,5 millió forintban
   állapítja meg.

2. §   Az 1. §-ban meghatározott bevételi és kiadási főösszegeknek a fejezetek, címek, alcímek, jogcímcsoportok, jogcímek szerinti részletezését az 1. melléklet tartalmazza.

2. Az államadósság értéke

3. §   (1) A Magyarország gazdasági stabilitásáról szóló 2011. évi CXCIV. törvény (a továbbiakban: Gst.) 4. § (1) bekezdése alapján az államháztartás 2020. december 31-ére tervezett adóssága 320,9 forint/euró, 282,7 forint/svájci frank és 284,0 forint/amerikai dollár árfolyam mellett 32 579,6 milliárd forint.

---

* A törvényt az Országgyűlés a 2019. július 12-i ülésnapján fogadta el.

(2) 2020. december 31-én az államadósság-mutató

    a)   számlálójának a Gst. 2. § (1) bekezdés a) pontja szerinti várható összege 31 974,1 milliárd forint,

    b)   nevezőjének a Gst. 2. § (1) bekezdés b) pontja szerinti várható összege 48 779,5 milliárd forint.

(3) Az államadósság-mutatónak a (2) bekezdés alapján 2020. december 31-ére tervezett mértéke 65,5%.

(4) Az Országgyűlés megállapítja, hogy az államadósság-mutató (3) bekezdés szerinti mértéke a 2019. év utolsó napján várható 68,6%-hoz képest az Alaptörvény 36. cikk (5) bekezdésében meghatározott államadósság-mutató csökkenése követelményének eleget tesz.

II. FEJEZET
A KÖZPONTI ALRENDSZER EGYES ELŐIRÁNYZATAINAK MEGÁLLAPÍTÁSÁVAL, TELJESÍTÉSÉVEL ÉS FELHASZNÁLÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

3. A központi alrendszer tartalék-előirányzatai

4. §   (1) Céltartalék szolgál a XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 3. jogcímcsoport, 1. Közszférában foglalkoztatottak bérkompenzációja jogcímen a költségvetési szerveknél és a nevelési-oktatási, felsőoktatási, egészségügyi, karitatív, szociális, család-, gyermek- és ifjúságvédelmi, kulturális vagy sporttevékenységet önmaga vagy intézménye útján ellátó bevett egyháznál, illetve belső egyházi jogi személynél foglalkoztatottak részére a 2020. évben – jogszabály alapján – járó többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetésére.

    (2) Céltartalék szolgál a XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 3. jogcímcsoport, 2. Különféle kifizetések jogcímen

    a)   a kormányzati igazgatásról szóló 2018. évi CXXV. törvény szerinti álláshely-gazdálkodásból eredő többlet kifizetésekre,

    b)   a központi költségvetési szerveknél a feladatok változásával, a szervezetek, szervezetrendszerek korszerűsítésével, a feladatellátás ésszerűsítésével megvalósuló, kiadás- és költségvetési támogatás-megtakarítást eredményező létszámcsökkentésekhez kötődő személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetéseire.

    (3) Céltartalék szolgál a XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 3. jogcímcsoport, 3. Ágazati életpályák és bérintézkedések jogcímen – jogszabály vagy kormányhatározat alapján járó – többlet személyi juttatásoknak és az azokhoz kapcsolódó munkaadókat terhelő járulékoknak és szociális hozzájárulási adónak a költségvetési szerveknél, a helyi önkormányzatoknál, a nem állami, nem helyi önkormányzati szociális és köznevelési intézményt fenntartóknál, valamint a megváltozott munkaképességű munkavállalókat foglalkoztató akkreditált munkáltatóknál felmerülő kifizetésekre.

    (4) A költségvetési szerveknél és a nevelési-oktatási, felsőoktatási, egészségügyi, karitatív, szociális, család-, gyermek- és ifjúságvédelmi, kulturális vagy sporttevékenységet önmaga vagy intézménye útján ellátó bevett egyháznál, illetve belső egyházi jogi személyénél foglalkoztatott természetes személy és annak e körben foglalkoztatott házas- vagy élettársa a 2020. évi adó- és járulékváltozások ellentételezésének megállapításához a saját és házas- vagy élettársa munkáltatója részére is nyilatkozik – a kompenzáció összegének megállapítása érdekében – a családi kedvezményre való jogosultságáról, az annak igénylése során figyelembe vehető kedvezményezett eltartottak számáról, adóazonosító jeléről, illetményéről és a jogviszonya keletkezésének időpontjáról. A nyilatkozatra vonatkozó további rendelkezéseket a Kormány rendeletben állapítja meg.

    (5) Központi tartalék szolgál a XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 4. Beruházás Előkészítési Alap jogcímcsoporton a központi költségvetési források felhasználásával megvalósuló egyes beruházások előkészítési folyamata fedezetének biztosítására. A Beruházás Előkészítési Alap felhasználásának szabályait a Kormány rendeletben állapítja meg.

    (6) A XXII. Miniszterelnöki Kormányiroda fejezet, 21. cím, 4. alcím, 2. Országvédelmi Alap jogcímcsoport előirányzatából legfeljebb 189 000,0 millió forint az Európai Közösséget létrehozó szerződéshez csatolt, a túlzott hiány esetén követendő eljárásról szóló jegyzőkönyv alkalmazásáról szóló, 2009. május 25-ei 479/2009/EK tanácsi rendelet szerint benyújtott jelentés (a továbbiakban: EDP jelentés) 2020. március 31-ig történő benyújtását követően használható fel a (8) bekezdés figyelembevételével, amennyiben a benyújtott EDP jelentésben szereplő 2020. évre várható hiány (a továbbiakban: ESA-hiány) – a felhasználni kívánt tartalékösszeg figyelembevételével – nem haladja meg a GDP 1,0%-át.

(7) A XXII. Miniszterelnöki Kormányiroda fejezet, 21. cím, 4. alcím, 2. Országvédelmi Alap jogcímcsoport előirányzatának a (6) bekezdésen felüli része az EDP jelentés 2020. szeptember 30-ig történő benyújtását követően használható fel a (8) bekezdés figyelembevételével, amennyiben a benyújtott EDP jelentésben szereplő ESA-hiány – a felhasználni kívánt tartalékösszeg figyelembevételével – nem haladja meg a GDP 1,0%-át.

(8) A (6) és (7) bekezdés szerinti összeg felhasználásáról a Kormány határozatban dönt, amelyet az államháztartásért felelős miniszter készít elő, ennek során bemutatja a Kormány számára

a) a 2020. évi gazdasági és költségvetési folyamatok,

b) a 2020. évre várható ESA-hiány és

c) a 2020. évre várható államadósság

alakulását, továbbá javaslatot tesz a kiadási előirányzat felhasználásának céljára és ütemezésére.

(9) Céltartalék szolgál a XV. Pénzügyminisztérium fejezet, 26. cím, 2. alcím, 3. jogcímcsoport, 4. Hazai bölcsődefejlesztési program jogcímen a bölcsődei ellátást biztosító intézmények, szolgáltatások létrehozására és kapacitásbővítésére.

4. Az állam vagyonával kapcsolatos rendelkezések

5. § (1) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet kiadásai terhére történő, 1000,0 millió forint összeget elérő mértékű kötelezettségvállalásokat és – a központi alrendszer likviditási helyzetére figyelemmel – a kifizetések ütemezését az állami vagyon felügyeletéért felelős miniszter a rábízott vagyon vagyonkezelési tervének keretében hagyja jóvá.

(2) Az állami vagyonról szóló 2007. évi CVI. törvény

a) 33. § (2) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2020. évben 25,0 millió forint,

b) 35. § (2) bekezdés i) pontjában meghatározott egyedi bruttó forgalmi érték a 2020. évben 25,0 millió forint,

c) 36. § (4) bekezdésében meghatározott ingyenesen átruházható vagyontárgyak 2020. évi összesített bruttó forgalmi értéke 20 000,0 millió forint

lehet.

(3) A nemzeti vagyonról szóló 2011. évi CXCVI. törvény

a) 11. § (6) bekezdésében meghatározott értékhatárt a 2020. évben 500,0 millió forint egyedi bruttó forgalmi érték,

b) 11. § (16) bekezdésében meghatározott értékhatárt a 2020. évben a hasznosítással érintett rész tekintetében 25,0 millió forint egyedi bruttó forgalmi érték,

c) 13. § (1) bekezdésében meghatározott értékhatárt a 2020. évben 25,0 millió forint egyedi bruttó forgalmi érték

képezi.

(4) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 1. alcím, 1. jogcímcsoport, 2. A Nemzeti Eszközkezelő Program keretében megszerzett ingatlanok értékesítéséből származó bevételek jogcímen és 5. A Nemzeti Eszközkezelő Program keretében megszerzett ingatlanok bérleti díja jogcímen elszámolt bevételek a 2020. évben a Kormány jóváhagyásával felhasználhatók a Nemzeti Eszközkezelő Zrt. jogszabályban meghatározott feladatellátásának finanszírozására. A Kormány határozatában legfeljebb a pénzforgalmilag teljesült hasznosítási és értékesítési bevételek mértékéig engedélyezheti a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet Nemzeti Eszközkezelő Zrt. feladatait finanszírozó kiadási előirányzatainak növelését.

(5) A Kormány irányítása alá tartozó központi költségvetési szerv feladatellátására feleslegessé nyilvánított, értékesítésre kijelölt, a Magyar Nemzeti Vagyonkezelő Zrt. rábízott állami vagyonába tartozó állami tulajdonú ingatlanok értékesítéséből származó – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben elszámolandó – bevételek államháztartásért felelős miniszter által jóváhagyott összege a 2020. évben a központi költségvetési szerv költségvetését tartalmazó költségvetési fejezet által finanszírozható felhalmozási kiadások teljesítésére használható fel. Az államháztartásért felelős miniszter ennek érdekében – legfeljebb a 2020. évben pénzforgalmilag teljesült értékesítési bevételek mértékéig – új kiadási előirányzat létrehozatalát és meglévő kiadási előirányzat növelését engedélyezheti e költségvetési fejezetben.

(6) Az Állami Egészségügyi Ellátó Központ tulajdonosi joggyakorlása alá tartozó ingatlanok (5) bekezdés szerinti értékesítése esetén a befolyó bevételeket, továbbá a tulajdonosi joggyakorlása alá tartozó vagyonnal kapcsolatos egyéb bevételeket a XX. Emberi Erőforrások Minisztériuma fejezet, 21. cím, 5. alcím, 1. Az Állami Egészségügyi Ellátó Központ tulajdonosi joggyakorlásával kapcsolatos bevételek jogcímcsoport előirányzaton belül kell elszámolni. E bevételek államháztartásért felelős miniszter által jóváhagyott összege a 2020. évben a XX. Emberi Erőforrások

Minisztériuma fejezetből finanszírozható felhalmozási kiadások teljesítésére használható fel az (5) bekezdésben meghatározott módon.

(7) A honvédelmi célra feleslegessé vált hadfelszerelések, haditechnikai eszközök és anyagok értékesítéséből származó bevételt a honvédelemért felelős miniszter a 2020. évben a Magyar Honvédség technikai modernizációjára, a technikai eszközök fenntartására és javítására, képesség- és hadfelszerelés fejlesztésre, illetve az értékesítési eljárások során felmerült kiadások fedezetére használhatja fel. A 2020. évben pénzforgalmilag teljesülő bevételt a XIII. Honvédelmi Minisztérium fejezet, 2. Magyar Honvédség cím bevételeként kell elszámolni.

(8) Az állami tulajdonú gazdasági társaságok felett törvényben és miniszteri rendeletben kijelölt tulajdonosi jogok gyakorlására feljogosított szervezet az általa e minőségében a 2020. év során beszedett bevételeket előirányzat-módosítás nélkül is elszámolhatja, erről a fejezetet irányító szervet és az államháztartásért felelős minisztert írásban tájékoztatni kell. A fejezetet irányító szerv e tulajdonosi joggyakorlói minőségben végrehajtandó kiadások teljesítése érdekében – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet kivételével – a fejezeten belül átcsoportosíthat és új központi kezelésű kiadási előirányzatot hozhat létre az államháztartásért felelős miniszter egyetértésével.

(9) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 3. alcím, 6. Felsőoktatási vagyongazdálkodási feladatok jogcímcsoport előirányzat a Kormány engedélyével 2020. szeptember 30. után túlléphető azzal, hogy ezen túllépés és a 4. § (7) bekezdésben foglalt tartalékösszeg-felhasználás együttes összegének figyelembevételével sem haladhatja meg az EDP jelentésben szereplő 2020. évre várható ESA-hiány a GDP 1,0%-át.

6. § (1) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 7. Fejezeti tartalék címén szereplő kiadási előirányzat az e költségvetési fejezetben szereplő kiadási előirányzatok átcsoportosítás útján történő növelésére használható fel. A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 7. Fejezeti tartalék cím kiadási előirányzatának felhasználásáról az állami vagyon felügyeletéért felelős miniszter és az államháztartásért felelős miniszter együttesen dönt.

(2) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet bevételi előirányzatainak a tervezettet meghaladó pénzforgalmi teljesítése esetén különösen indokolt esetben, a Kormány határozatában adott jóváhagyásával e költségvetési fejezetnek a Kormány határozatában megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékével – túlléphető, ha e költségvetési fejezet bevételei együttes összegénél nem jelentkezik bevétel-elmaradás.

(3) Az állami vagyon felügyeletéért felelős miniszter a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet kiadási előirányzatai között – a keletkező megtakarítások terhére vagy közfeladatok változása miatt – az államháztartásért felelős miniszter egyidejű tájékoztatása mellett átcsoportosíthat. Az átcsoportosítás mértéke az egyes kiadási előirányzatokat érintően egyedileg és együttesen sem haladhatja meg az 5000,0 millió forintot és nem történhet olyan előirányzat terhére, amelynek teljesülése módosítás nélkül eltérhet az előirányzattól.

(4) A frekvenciahasználati jogosultság értékesítéséből származó bevételt a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 6. címen belül önálló alcímen kell elszámolni.

7. § (1) A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcímén szereplő kiadási előirányzat az e költségvetési fejezetben szereplő kiadási előirányzatok átcsoportosítás útján történő növelésére használható fel. A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcím kiadási előirányzatának felhasználásáról az agrárpolitikáért felelős miniszter és az államháztartásért felelős miniszter együttesen dönt.

(2) A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet bevételi előirányzatainak a tervezettet meghaladó pénzforgalmi teljesítése esetén különösen indokolt esetben, a Kormány határozatában adott jóváhagyásával e költségvetési fejezetnek a Kormány határozatában megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékével – túlléphető, ha e költségvetési fejezet bevételei együttes összegénél nem jelentkezik bevétel-elmaradás.

5. Egyes költségvetési szervek befizetési kötelezettségei

8. § (1) A Magyar Bányászati és Földtani Szolgálat 272,0 millió forintot, az Innovációs és Technológiai Minisztérium igazgatása 22 111,7 millió forintot köteles a 2020. évben befizetni a bevételeiből a központi költségvetés részére, amelyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hónap 20. napja, a negyedik negyedévben december 10-e.

(2) Az Országos Atomenergia Hivatal 368,8 millió forintot köteles a 2020. évben befizetni a bevételeiből – az államháztartásért felelős miniszter által jóváhagyott ütemezési terv szerint – a központi költségvetés részére, amelyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hónap 20. napja, a negyedik negyedévben december 10-e.

(3) A Magyar Energetikai és Közmű-szabályozási Hivatal 2304,8 millió forintot köteles fizetni a bevételeiből a 2020. évben a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(4) A fővárosi és a megyei kormányhivatalok 837,4 millió forintot kötelesek befizetni a bevételeikből a 2020. évben a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(5) A Szellemi Tulajdon Nemzeti Hivatala 131,9 millió forintot köteles fizetni a bevételeiből a 2020. évben a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(6) Ha az (1) bekezdésben meghatározott költségvetési szervek befizetési kötelezettségüknek nem tesznek eleget, a hiányzó összegre fejezeti tartalékot kell képezni, és a befizetést legkésőbb 2020. december 27-éig kell teljesíteni.

(7) A Kormány irányítása vagy felügyelete alá tartozó költségvetési szervek az irányadó öregségi nyugdíjkorhatárt betöltött és az öregségi teljes nyugdíjhoz szükséges szolgálati időt megszerzett közalkalmazotti vagy kormányzati szolgálati jogviszonyban állók jogviszonyának megszüntetéséből eredő kiadási megtakarításaikat – a 2020. évi költségvetésbe már beépült megtakarítások kivételével – kötelesek befizetni a Magyar Államkincstár „A zárolt álláshelyekhez kapcsolódó megtakarítások befizetései" megnevezésű, 10032000-01034286-00000000 számú számlájára, a központi költségvetés javára.

6. Az elkülönített állami pénzalapokkal összefüggő rendelkezések

9. § (1) A LXIII. Nemzeti Foglalkoztatási Alap fejezet, 8. Start-munkaprogram címen rendelkezésre álló előirányzat biztosít fedezetet a 2019. évben, illetve azt megelőző években az e címen keletkezett, 2020. évre áthúzódó kötelezettségvállalásokra is.

(2) A Nemzeti Foglalkoztatási Alap a központi költségvetésbe 71 000,0 millió forintot ad át az állami fenntartású szakképző iskolák működési költségeihez és a foglalkoztatást helyettesítő támogatásban részesülők ellátásához. A befizetési kötelezettséget negyedévente egyenlő részletekben kell teljesíteni.

(3) Az Elektronikus Információszolgáltatás Nemzeti Program működtetésével kapcsolatos feladatokra a feladatot ellátó MTA Könyvtár és Információs Központ részére a LXII. Nemzeti Kutatási, Fejlesztési és Innovációs Alap fejezet, 1. Kutatási Alaprész cím terhére 2020. évben 1950,0 millió forint támogatást kell biztosítani.

(4) A Nemzeti Kutatási, Fejlesztési és Innovációs Alap a 2020. évben a központi költségvetés javára összesen 21 177,8 millió forintot ad át a kutatás-fejlesztési tevékenység Nemzeti Kutatási, Fejlesztési és Innovációs Alapon kívüli finanszírozásához. A befizetési kötelezettséget negyedévente, az éves előirányzat 25%-ával kell teljesíteni.

(5) A Paksi Atomerőmű Zrt. 2020. évi befizetési kötelezettsége a Központi Nukleáris Pénzügyi Alapba 25 466,5 millió forint, amelyet havonta egyenlő részletekben köteles átutalni a Központi Nukleáris Pénzügyi Alap fizetési számlájára.

7. A Nyugdíjbiztosítási Alappal összefüggő rendelkezések

10. § (1) A LXXI. Nyugdíjbiztosítási Alap fejezetnél a 2. cím, 1. Nyugellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén méltányossági alapon megállapításra kerülő nyugellátásra 200,0 millió forint, méltányossági alapú nyugdíjemelésre 800,0 millió forint, egyszeri segélyre 600,0 millió forint használható fel.

(2) A szociál- és nyugdíjpolitikáért felelős miniszter a Nyugdíjbiztosítási Alap (a továbbiakban: Ny. Alap) kezelőjének javaslatára az (1) bekezdésben meghatározott méltányossági keretösszegek között átcsoportosíthat.

8. Az Egészségbiztosítási Alappal összefüggő rendelkezések

11. § (1) A Kormány a LXXII. Egészségbiztosítási Alap fejezetben kizárólag

    a) a 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport, a 4. Gyógyszertámogatás jogcímcsoport és az 5. Gyógyászati segédeszköz támogatás jogcímcsoport között és

    b)   a 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport, 21. Gyógyító-megelőző ellátás céltartalék jogcímről a jogcímcsoport 1–18. jogcímére

csoportosíthat át.

(2) A Kormány a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport 1–18. jogcímei, 4. Gyógyszertámogatás jogcímcsoport 1. jogcíme, valamint 5. Gyógyászati segédeszköz támogatás jogcímcsoport 1–3. jogcímei előirányzatait megemelheti.

(3) A Kormány a 14. § (2) bekezdésében meghatározott keretösszeget módosíthatja a (2) bekezdés szerinti előirányzat-emeléssel.

12. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoporton belül az 1–20. jogcímek között, valamint az 5. Gyógyászati segédeszköz támogatás jogcímcsoporton belül a jogcímek között az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosíthat.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 8. Természetbeni ellátások céltartaléka jogcímcsoport előirányzatból a 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás, a 4. Gyógyszertámogatás, az 5. Gyógyászati segédeszköz támogatás jogcímcsoportok jogcímeire és a 7. jogcímcsoport, 3. Külföldön tervezett egészségügyi ellátások megtérítése jogcímre az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosíthat.

(3) Az egészségbiztosításért felelős miniszter a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcímcsoport, 1. Szerződések szerinti gyógyszergyártói és forgalmazói befizetések jogcím, valamint 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím előirányzaton elszámolt bevételek mértékéig a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 4. Gyógyszertámogatási céltartalék jogcímről a 2. cím, 3. alcím, 4. Gyógyszertámogatás jogcímcsoport 1. jogcímre átcsoportosíthat.

(4) Az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzatát év közben megemelheti a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcímcsoport, 1. Szerződések szerinti gyógyszergyártói és forgalmazói befizetések jogcím, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím bevételi előirányzatán felül jelentkező többletbevétel összegével.

(5) Az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével az egészségügyi ágazat fejlesztésével összefüggő, az ellátórendszer hatékonyságának növelését és a finanszírozási rendszer fenntarthatóságának javítását célzó feladatok támogatása érdekében a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport, 22. Finanszírozási rendszer átalakítása jogcímről a jogcímcsoport 13. Célelőirányzatok jogcímére és 18. Összevont szakellátás jogcímére átcsoportosíthat.

13. § A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. Természetbeni ellátások alcímen belül az időarányoshoz viszonyított évközi előirányzat-túllépést az 1. Gyógyító-megelőző ellátás jogcímcsoport, a 4. Gyógyszertámogatás jogcímcsoport, az 5. Gyógyászati segédeszköz támogatás jogcímcsoport, továbbá a 7. jogcímcsoport, 3. Külföldön tervezett egészségügyi ellátások megtérítése jogcím esetében az államháztartásért felelős miniszter engedélyezheti.

14. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport tartalmazza az Egészségbiztosítási Alapból (a továbbiakban: E. Alap) finanszírozott térítésmentesen vagy részleges térítés ellenében igénybe vehető egészségügyi szolgáltatásokat nyújtó egészségügyi szolgáltatók szerződésben meghatározott feladataira tárgyévben folyósítandó összeget.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport jogcímeinek előirányzatai együttesen 3000,0 millió forintot tartalmaznak az egészségügyi ellátórendszer fejlesztéséről szóló törvény és végrehajtási rendelete szerinti többletkapacitás-befogadások várható éves teljesítményének finanszírozására. A befogadásoktól eltérő, a jogcímcsoporton belüli jogcímek szerinti célra történő felhasználását a tényleges kiadások függvényében az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével engedélyezheti.

(3) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzata tartalmazza az 1200,0 millió forint finanszírozási előlegre fordítható összeget.

15. § A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 2. Egészségbiztosítás pénzbeli ellátásai alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén táppénz, csecsemőgondozási díj és gyermekgondozási díj megállapítására együttesen 200,0 millió forint, rokkantsági, rehabilitációs ellátás megállapítására 150,0 millió forint, a 3. Természetbeni ellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén gyógyító-megelőző ellátásra 2611,3 millió forint, gyógyszertámogatásra 10 000,0 millió forint, gyógyászati segédeszköz támogatásra 2400,0 millió forint használható fel.

9. A központi alrendszer előirányzat-módosítási kötelezettség nélkül teljesülő kiadásai és bevételei

16. § Az 1. mellékletben meghatározott kiadási előirányzatok közül a 4. mellékletben meghatározott esetekben a teljesülés külön szabályozott módosítás nélkül is eltérhet az előirányzattól.

10. Az Országgyűlés kizárólagos hatásköre

17. § (1) Az Országgyűlés magának tartja fenn a jogot
    a) az I. Országgyűlés fejezet, 8. Pártok támogatása cím és
    b) az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása cím
    előirányzatainak év közbeni megváltoztatására.

(2) Az Országgyűlés magának tartja fenn a jogot az I. Országgyűlés fejezet, 24. Nemzeti Választási Iroda cím előirányzatainak csökkentésére.

(3) Az Országgyűlés – az államháztartásról szóló 2011. évi CXCV. törvény (a továbbiakban: Áht.) 30. § (3) bekezdése és 40. § (4) bekezdése szerinti esetek, valamint a fejezetet irányító szervek vezetőinek a költségvetési fejezetek között együttesen kezdeményezett előirányzat-átcsoportosítása kivételével – magának tartja fenn a jogot
    a) az I. Országgyűlés fejezet, a II. Köztársasági Elnökség fejezet, a III. Alkotmánybíróság fejezet, a IV. Alapvető Jogok Biztosának Hivatala fejezet, az V. Állami Számvevőszék fejezet, a VI. Bíróságok fejezet, a VIII. Ügyészség fejezet, a XXX. Gazdasági Versenyhivatal fejezet, a XXXIII. Magyar Tudományos Akadémia fejezet és a XXXIV. Magyar Művészeti Akadémia fejezet kiadási és bevételi előirányzatai főösszegének,
    b) a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 30. Egyházi célú központi költségvetési hozzájárulások jogcímcsoport előirányzatai közül a 3. Egyházi alapintézmény-működés, SZJA rendelkezés és kiegészítése jogcím, a 4. Átadásra nem került ingatlanok utáni járadék jogcím, 5. Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka – Bevett egyházak jogcím, valamint a 6. Külhonban szolgálatot teljesítő egyházi személyek támogatása – Határon túli egyház és annak belső egyházi jogi személye jogcím előirányzatai
    csökkentésére.

11. A Kormány, az államháztartásért felelős miniszter és a fejezetet irányító szervek vezetőjének különleges jogosítványai

18. § (1) Az önkormányzati és az állami feladatellátásban év közben bekövetkező változásokkal összefüggő, a Kormány irányítása alá tartozó fejezetek között előirányzat-átcsoportosításra
    a) a központi alrendszerbe tartozó szervek és a helyi önkormányzatok közötti feladat-, és intézményátadás-átvétel esetén a Kormány jogosult,
    b) a helyi önkormányzatok és a helyi önkormányzati körön kívüli közszolgáltatók – így különösen az egyházi jogi személy, a civil szervezet, az alapítvány, a közalapítvány, a nemzetiségi önkormányzat, a gazdasági társaság és a humánszolgáltatást alaptevékenységként végző, a személyi jövedelemadóról szóló 1995. évi CXVII. törvény (a továbbiakban: Szja tv.) hatálya alá tartozó egyéni vállalkozó – közötti, a 2. melléklet és a 3. melléklet I. pont 11–14. alpontja szerint támogatott feladat átadás-átvétele esetén – ideértve a költségvetési évet megelőző évben történt átadások, átvételek tárgyévi rendezését is – az államháztartásért felelős miniszter jogosult.

(2) A Kormány a kéményseprő-ipari közszolgáltatás helyi önkormányzat általi ellátásának támogatása érdekében határozatban dönt a XIV. Belügyminisztérium fejezet és a IX. Helyi önkormányzatok támogatásai fejezetek közötti átcsoportosításról.

19. § (1) Az államháztartásért felelős miniszter a 4. § (1)–(3) és (9) bekezdése szerinti előirányzatból más fejezetre, címre, alcímre, jogcímcsoportra, jogcímre, előirányzat-csoportra, kiemelt előirányzatra – felmérés alapján – átcsoportosíthat.

(2) Az államháztartásért felelős miniszter a XV. Pénzügyminisztérium fejezet, 2. Nemzeti Adó- és Vámhivatal cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzatát legfeljebb 5000,0 millió forinttal, a 2. Munkaadókat terhelő járulékok és szociális hozzájárulási adó kiemelt előirányzatát legfeljebb 875,0 millió forinttal negyedévente megemelheti, ha az általa a negyedévet megelőzően – az első negyedév tekintetében január hónapban – meghatározott adónemek vonatkozásában teljesülnek az általa ezzel egyidőben meghatározott negyedéves bevételi tervek, valamint az adóstratégiai célok megvalósításához szükséges, a Nemzeti Adó- és Vámhivatal által teljesítendő adott negyedévi feladatok. A negyedik negyedévben ezen előirányzatok akkor is megemelhetőek, ha december 20-áig befolyt bevételek alapján megállapítható, hogy várhatóan teljesülni fog a negyedik negyedéves bevételi terv.

(3) A kincstár a pénzügyi tranzakciós illeték megfizetése céljából az eredeti előirányzaton felüli, a pénzügyi tranzakciós illetékről szóló 2012. évi CXVI. törvény 7. § (4) bekezdés alapján keletkezett többletbevételeivel az államháztartásért felelős miniszter engedélye nélkül, saját hatáskörben megnövelheti a bevételi és kiadási előirányzatait.

20. § (1) A Köztársasági Elnöki Hivatal főigazgatója

a) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 1. Állami kitüntetések jogcímcsoport terhére átcsoportosíthat a II. Köztársasági Elnökség fejezet, 1. Köztársasági Elnöki Hivatal cím javára,

b) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 3. jogcímcsoport, 1. Államfői Protokoll kiadásai jogcím terhére átcsoportosíthat a II. Köztársasági Elnökség fejezet, 1. Köztársasági Elnöki Hivatal cím javára,

c) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 3. jogcímcsoport, 1. Államfői Protokoll kiadásai jogcím terhére a XVIII. Külgazdasági és Külügyminisztérium fejezet javára átcsoportosíthat, ha az államfői protokollal kapcsolatos feladatok ellátása érdekében szükséges,

d) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 3. jogcímcsoport, 1. Államfői Protokoll kiadásai jogcím terhére a XIII. Honvédelmi Minisztérium fejezet javára átcsoportosíthat, ha az államfői protokollal kapcsolatos feladatok ellátása érdekében szükséges.

(2) Az (1) bekezdés c)–d) pontja szerint átcsoportosított előirányzat terhére történő visszarendezésre a XVIII. Külgazdasági és Külügyminisztérium fejezetet, valamint a XIII. Honvédelmi Minisztérium fejezetet irányító szerv vezetője jogosult.

(3) Az Országos Bírósági Hivatal elnöke a VI. Bíróságok fejezet, 3. Fejezeti kezelésű előirányzatok cím terhére átcsoportosíthat a VI. Bíróságok fejezet, 1. Bíróságok és 2. Kúria cím javára.

(4) A Gazdasági Versenyhivatal elnöke a XXX. Gazdasági Versenyhivatal fejezet, 2. cím, 1. OECD ROK alcím terhére átcsoportosíthat a XXX. Gazdasági Versenyhivatal fejezet, 1. Gazdasági Versenyhivatal igazgatása cím javára.

21. § (1) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 60. Fővárosi és megyei kormányhivatalok működésével kapcsolatos egyéb feladatok jogcímcsoport terhére átcsoportosíthat a XI. Miniszterelnökség fejezet, 12. Fővárosi, megyei kormányhivatalok és járási kormányhivatalok cím javára.

(2) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 66. Kormányablak program megvalósítása jogcímcsoport terhére átcsoportosíthat a XI. Miniszterelnökség fejezet, 12. Fővárosi, megyei kormányhivatalok és járási kormányhivatalok cím javára.

(3) A XI. Miniszterelnökség fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 30. cím, 3. alcím, 1. Nemzetpolitikai tevékenység támogatása jogcímcsoport terhére átcsoportosíthat a XI. Miniszterelnökség fejezet, 1. Miniszterelnökség igazgatása cím javára.

(4) A XXI. Miniszterelnöki Kabinetiroda fejezetet irányító szerv vezetője a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 1. Kormányfői protokoll jogcímcsoport terhére a XVIII. Külgazdasági és Külügyminisztérium, valamint a XI. Miniszterelnökség fejezet javára átcsoportosíthat, ha az a kormányfői protokollal kapcsolatos feladatok ellátása érdekében szükséges. Az átcsoportosított előirányzat terhére történő visszarendezésre a XVIII. Külgazdasági és Külügyminisztérium fejezetet irányító szerv vezetője jogosult.

(5) A XXI. Miniszterelnöki Kabinetiroda fejezetet irányító szerv vezetője a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 2. Kormányzati kommunikációval és konzultációval kapcsolatos feladatok jogcímcsoport, valamint XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 11. Turisztikai fejlesztési célelőirányzat jogcímcsoport terhére a XIV. Belügyminisztérium fejezet javára átcsoportosíthat. Az átcsoportosított előirányzat terhére történő visszarendezésre a XIV. Belügyminisztérium fejezetet irányító szerv vezetője jogosult.

(6) A XXI. Miniszterelnöki Kabinetiroda fejezetet irányító szerv vezetője a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 1. Kormányfői protokoll jogcímcsoport, a 20. cím, 1. alcím, 2. Kormányzati kommunikációval és konzultációval kapcsolatos feladatok jogcímcsoport, valamint a 20. cím, 1. alcím, 17. Aktív kikapcsolódást szolgáló programok, beruházások jogcímcsoport terhére átcsoportosíthat a XXI. Miniszterelnöki Kabinetiroda fejezet, 1. Miniszterelnöki Kabinetiroda cím javára.

(7) A XXI. Miniszterelnöki Kabinetiroda fejezetet irányító szerv vezetője a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 17. Aktív kikapcsolódást szolgáló programok, beruházások jogcímcsoport terhére átcsoportosíthat a 20. cím, 1. alcím, 2. Kormányzati kommunikációval és konzultációval kapcsolatos feladatok jogcímcsoport javára.

(8) A XXII. Miniszterelnöki Kormányiroda fejezet, 19. cím, 1. alcím, 1. Felelős játékszervezési tevékenység támogatása jogcímcsoport kiadási előirányzata biztosítja a szerencsejáték szervezéséről szóló 1991. évi XXXIV. törvény (a továbbiakban: Szjtv.) 35. § (4) bekezdésében meghatározott célok teljesítését.

22. §			A XII. Agrárminisztérium fejezet, 20. cím, 5. alcím, 8. Nemzeti agrártámogatások jogcímcsoport kiadási előirányzatáról kell teljesíteni a folyó költségként elszámolható, megszűnő agrár- és vidékfejlesztési támogatások korábbi években vállalt és 2020. évet terhelő áthúzódó fizetési kötelezettségeit. A XII. Agrárminisztérium fejezet, 20. cím, 5. alcím, 8. Nemzeti agrártámogatások jogcímcsoport kiadási előirányzatáról kell teljesíteni a kedvezőtlen adottságú térségekben gazdálkodók adósságrendezési programjának 2020. évet terhelő kiadásait is.

23. §			A XIV. Belügyminisztérium fejezetet irányító szerv vezetője a XIV. Belügyminisztérium fejezet, 20. cím, 19. A Nemzeti Bűnmegelőzési Stratégia feladatrendszerének támogatása alcím terhére a fejezeten belül és más fejezetek javára átcsoportosíthat, továbbá a személyi juttatások költségvetési kiadásai előirányzatát a XIV. Belügyminisztérium fejezet, 20. cím, 19. A Nemzeti Bűnmegelőzési Stratégia feladatrendszerének támogatása alcím más kiemelt előirányzatai terhére megnövelheti. A más fejezetek javára átcsoportosított előirányzat terhére történő visszarendezésre annak a fejezetnek az irányító szerve jogosult, amely javára az átcsoportosítás történt.

24. §		(1) A XV. Pénzügyminisztérium fejezetet irányító szerv vezetője a XV. Pénzügyminisztérium fejezet, 25. cím, 4. alcím, 1. Területfejlesztéssel összefüggő feladatok jogcímcsoport terhére átcsoportosíthat a XV. Pénzügyminisztérium fejezet, 8. Magyar Államkincstár cím javára.

(2) A XV. Pénzügyminisztérium fejezetet irányító szerv vezetője a XV. Pénzügyminisztérium fejezet, 25. cím, 4. alcím, 5. Pest megyei fejlesztések jogcímcsoport terhére átcsoportosíthat a XV. Pénzügyminisztérium fejezet, 8. Magyar Államkincstár cím javára.

(3) A XV. Pénzügyminisztérium fejezetet irányító szerv vezetője a XV. Pénzügyminisztérium fejezet, 25. cím, 2. alcím, 10. Kincstár informatikai stratégiájának végrehajtása jogcímcsoport terhére átcsoportosíthat a XV. Pénzügyminisztérium fejezet, 8. Magyar Államkincstár cím javára.

25. §		(1) A XVII. Innovációs és Technológiai Minisztérium fejezetet irányító szerv vezetője a XVII. Innovációs és Technológiai Minisztérium fejezet, 20. cím, 65. alcím, 1. Szakképzési Centrumok által ellátott felnőtt oktatási tevékenység finanszírozása jogcímcsoport terhére átcsoportosíthat a XVII. Innovációs és Technológiai Minisztérium fejezet, 8. Szakképzési Centrumok cím javára.

(2) A XVII. Innovációs és Technológiai Minisztérium fejezet, 20. cím, 35. alcím, 4. Zöldgazdaság Finanszírozási Rendszer jogcímcsoport előirányzatát a fejezetet irányító miniszter – az Áht. 31. § (2b) bekezdése alapján – az üvegházhatású gázok közösségi kereskedelmi rendszerében és az erőfeszítés-megosztási határozat végrehajtásában történő részvételről szóló 2012. évi CCXVII. törvény (a továbbiakban: Ügkr. tv.) által létrehozott légiközlekedési kibocsátási egységek 2020. évi értékesítéséből az e törvényben megtervezetten felül pénzforgalmilag teljesült bevétel 100%-ával, továbbá az Ügkr. tv. hatálya alá tartozó kibocsátási egységek 2020. évi értékesítéséből pénzforgalmilag teljesült bevétel 50%-ával növelheti meg.

(3) A XVII. Innovációs és Technológiai Minisztérium fejezet, 20. cím, 35. alcím, 7. Zöld Beruházási Rendszer végrehajtásának feladatai jogcímcsoport előirányzatát a fejezetet irányító miniszter – az Áht. 31. § (2b) bekezdése alapján – az ENSZ Éghajlatváltozási Keretegyezménye és annak Kiotói Jegyzőkönyve végrehajtási keretrendszeréről szóló 2007. évi LX. törvény (a továbbiakban: Éhvt.) alapján létrehozott kiotói egységek átruházásából pénzforgalmilag teljesült bevétel 100%-ával, továbbá az Ügkr. tv. hatálya alá tartozó ESD-egységek értékesítéséből pénzforgalmilag teljesült bevétel 100%-ával növelheti meg.

(4) Az energiapolitikáért felelős miniszter az Éhvt. alapján létrehozott kiotói egységek átruházásából és az Ügkr. tv. hatálya alá tartozó ESD-egységek értékesítéséből befolyó bevételek elszámolására a XVII. Innovációs és Technológiai Minisztérium fejezet, 21. cím, 3. alcím, 3. Kibocsátási egységek értékesítéséből származó bevételek jogcímcsoporton belül új jogcímeket hozhat létre.

(5) A fejlődő országok részére nyújtandó klímafinanszírozás kiadásait a (2) bekezdésben meghatározott – az Ügkr. tv. hatálya alá tartozó kibocsátási egységek 2020. évi értékesítéséből pénzforgalmilag teljesült bevételhez kötött mértékű – kiadási előirányzatok terhére kell teljesíteni.

26. § (1) A XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 11. Turisztikai fejlesztési célelőirányzat jogcímcsoportja tartalmazza a turizmusfejlesztési hozzájárulásból származó bevétel mértékének megfelelő támogatást. Amennyiben e hozzájárulás 2020. évben várható pénzforgalmilag teljesülő bevétele – az 1–8. havi teljesítési adatok alapján – meghaladja a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 2. cím, 7. Turizmusfejlesztési hozzájárulás alcím eredeti költségvetési bevételi előirányzatát, akkor a 2020. évben várhatóan pénzforgalmilag teljesülő bevétel és az eredeti bevételi előirányzat különbségének megfelelő összeggel a Kormány határozatával engedélyezheti a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 11. Turisztikai fejlesztési célelőirányzat kiadási előirányzatának növelését.

(2) Amennyiben az (1) bekezdés szerinti hozzájárulás 2020. december 21-ig pénzforgalmilag teljesült bevétel mértéke meghaladja a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 11. Turisztikai fejlesztési célelőirányzat jogcímcsoport kiadási előirányzatán az (1) bekezdés szerinti jogcímen rendelkezésre bocsátott összeget, az államháztartásért felelős miniszter legkésőbb 2020. december 23-ig megnövelheti a XXI. Miniszterelnöki Kabinetiroda fejezet, 20. cím, 1. alcím, 11. Turisztikai fejlesztési célelőirányzat kiadási előirányzatát a pénzforgalmilag teljesült bevétel és az (1) bekezdés szerinti jogcímen rendelkezésre bocsátott összeg különbségének megfelelő összeggel.

27. § A honvédelemért felelős miniszter az államháztartásért felelős miniszter előzetes egyetértésével a védelmi tevékenység, a NATO felé vállalt haderő-fejlesztési célkitűzések, és az előre nem tervezett nemzetközi feladatok végrehajtása céljából a XIII. Honvédelmi Minisztérium fejezet címei, alcímei között – ide értve címen belül a kiemelt előirányzatokat is – indokolt esetben átcsoportosíthat.

28. § (1) A XX. Emberi Erőforrások Minisztériuma fejezetet irányító szerv vezetője az államháztartásért felelős miniszter egyetértésével a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 19. alcím, 7. Szociális, gyermekjóléti és gyermekvédelmi feladatok ellátási szerződésekkel történő finanszírozása jogcímcsoport, és a 2. cím, 3. Szociális és gyermekvédelmi, gyermekjóléti feladatellátás és irányítás intézményei alcím, valamint a 20. cím, 19. alcím, 1. Szociális célú nem állami humánszolgáltatások támogatása jogcímcsoport között az állam fenntartói feladatainak ellátására a Kormány rendeletében kijelölt szervnek a szociális vagy gyermekvédelmi, gyermekjóléti szolgáltatást nyújtó szolgáltatót, intézményt működtető fenntartóval létrejött – a szociális vagy gyermekvédelmi, gyermekjóléti szolgáltatás nyújtásának átvállalásáról szóló – megállapodásának, illetve ellátási szerződésének változásaira tekintettel átcsoportosíthat.

(2) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. Sporttevékenység támogatása és 24. Sportlétesítmények fejlesztése és kezelése alcímhez tartozó jogcímcsoportok és a 30. alcím, 26. Sport-, társadalmi, civil és non-profit szervezetek jogcímcsoport költségvetési kiadási előirányzatai – a (3) bekezdésben foglaltak kivételével – tartalmazzák a sportról szóló 2004. évi I. törvény 56. § (2) bekezdése szerinti bevételek mértékének megfelelő támogatást.

(3) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. alcím, 5. Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása jogcímcsoport költségvetési kiadási előirányzata tartalmazza a bukmékeri rendszerű fogadások játékadójának ötven százalékából, a távszerencsejáték játékadójából, valamint a sportfogadások játékadójából származó bevétel mértékének megfelelő támogatást. Amennyiben e három játékadó 2019. évben pénzforgalmilag teljesült bevétele együttesen meghaladja a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. alcím, 5. Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása jogcímcsoport eredeti költségvetési kiadási előirányzatát, akkor az eredeti kiadási előirányzat és a teljesült bevétel különbségének biztosítására a Kormány határozatával a sportról szóló 2004. évi I. törvény 56. § (2) bekezdésében meghatározott célra új kiadási előirányzatot hozhat létre a XX. Emberi Erőforrások Minisztériuma fejezetben, vagy engedélyezheti a XX. Emberi Erőforrások Minisztériuma

fejezet, 20. cím, 23. alcím, 5. Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása jogcímcsoport előirányzat kiadási előirányzatának növelését.

(4) A XX. Emberi Erőforrások Minisztériuma fejezetet irányító szerv vezetője az államháztartásért felelős miniszter egyetértésével a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 19. alcím, 1. Szociális célú nem állami humánszolgáltatások támogatása jogcímcsoport, a 20. cím, 19. alcím, 7. Szociális, gyermekjóléti és gyermekvédelmi feladatok ellátási szerződésekkel történő finanszírozása jogcímcsoport, a 20. cím, 19. alcím, és a 20. cím 19. alcím 4. Közösségi ellátások, utcai szociális munka, krízisközpont finanszírozása jogcímcsoport, valamint a 20. cím, 20. alcím, 12. Hajléktalanokhoz kapcsolódó közfeladatok ellátása jogcímcsoport között a kötelező legkisebb munkabér és a garantált bérminimum változásával összefüggésben felmerült bérintézkedésekre tekintettel átcsoportosíthat.

(5) Az emberi alkalmazásra kerülő gyógyszerekről és egyéb, a gyógyszerpiacot szabályozó törvények módosításáról szóló 2005. évi XCV. törvény 25/B. §-a szerint befizetésre kerülő igazgatási szolgáltatási díj és fenntartási díj (a továbbiakban e § alkalmazásában: díj) 67,14%-át a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 22. alcím, 24. Egészségügyi intézmények fejlesztése és rendkívüli támogatása jogcímcsoport javára kell bevételként elszámolni, azzal, hogy ha a díj miniszteri rendelet alapján több szerv között oszlik meg, ezen elszámolási kötelezettséget csak a gyógyszerészeti államigazgatási szervet megillető díjrész tekintetében kell alkalmazni.

12. Az európai uniós források felhasználásával kapcsolatos szabályok

29. § (1) Az Európai Gazdasági Térség Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus kereteiből finanszírozott programokra, az 5. mellékletben meghatározott és kötelezettségvállalással még nem terhelt kötelezettségvállalási keretelőirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható a 2014–2021-es időszak tekintetében tárgyévi és éven túli fizetési kötelezettség.

(2) A Svájci – Magyar Együttműködési Program II. által támogatott programokra, az 5. mellékletben meghatározott és kötelezettségvállalással még nem terhelt kötelezettség-vállalási keretelőirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható a 2020–2024-es időszak tekintetében tárgyévi és éven túli fizetési kötelezettség.

(3) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében az államháztartásért felelős miniszter egyetértésével az (1)–(2) bekezdésben meghatározott mértéken túl is vállalható tárgyévi és éven túli fizetési kötelezettség.

30. § (1) Az Európai Bizottság által a 2014–2020-as programozási időszakban az európai strukturális és beruházási alapokból, illetve a leginkább rászoruló személyeket támogató európai segítségnyújtási alapból finanszírozott programok esetén az 5. mellékletben meghatározott indikatív európai uniós kötelezettségvállalási keretelőirányzat kötelezettségvállalással nem terhelt keretének és az ahhoz kapcsolódó – az Európai Bizottság által elismert önerőn felüli –, minimálisan szükséges központi költségvetési finanszírozás operatív program szintű együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(2) Az Európai Bizottság által a 2014–2020-as programozási időszakra létrehozott Belső Biztonsági Alap és Menekültügyi, Migrációs és Integrációs Alap által finanszírozott projektek esetén az 5. mellékletben a 2014–2020 évekre meghatározott és kötelezettségvállalással még nem terhelt európai uniós kötelezettségvállalási keretelőirányzat és ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(3) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében az (1) bekezdésben meghatározott mértéken túl a Kormány rendeletében meghatározottak szerint, míg a (2) bekezdésben meghatározott mértéken túl az államháztartásért felelős miniszter egyetértésével vállalható tárgyévi és éven túli fizetési kötelezettség.

31. § A Gazdaságfejlesztési Operatív Program 4. prioritásából, valamint a Közép-magyarországi Operatív Program 1.3 intézkedéséből nyújtott pénzügyi eszközök első kihelyezése után a program részére visszajuttatott eszközöket a XV. Pénzügyminisztérium fejezet, 25. cím, 7. alcím, 3. A 2007–2013. évek közötti operatív programok visszaforgó pénzeszközeinek felhasználása és kezelése jogcímcsoport előirányzatán kell kimutatni. A források újbóli kihelyezése kizárólag vonatkozó hazai és uniós jogszabályokban meghatározott célok mentén történhet.

32. § (1) Az Európai Mezőgazdasági Garanciaalap által támogatott programok és intézkedések finanszírozásával összefüggő kockázatok kezelésére képzett céltartalék a XV. Pénzügyminisztérium fejezet, 25. cím, 11. Árfolyamkockázat és egyéb EU által nem térített kiadások alcím előirányzatán kizárólag jogszabályban meghatározott célokra használható fel.

(2) A XII. Agrárminisztérium fejezet, 20. cím, 20. alcím, 1. jogcímcsoport 2. Igyál tejet program előirányzat, valamint a XII. Agrárminisztérium fejezet, 20. cím, 20. alcím, 1. jogcímcsoport 5. Iskolagyümölcs program előirányzat esetében a tárgyévi előirányzat 100%-ig vállalható éven túli fizetési kötelezettség.

III. FEJEZET
A KÖZPONTI ALRENDSZEREN BELÜLI ELSZÁMOLÁSOK, KAPCSOLATOK

33. § (1) A szociális hozzájárulási adó 2020-ban megfizetett összegének 71,63%-a az Ny. Alapot, 28,37%-a az E. Alapot illeti meg. A szociális hozzájárulási adó megfizetett összegéből az Ny. Alapot és az E. Alapot megillető részt a Nemzeti Adó- és Vámhivatal állapítja meg és naponta utalja át a jogosult számlájára.

(2) Amennyiben az Ny. Alap pénzforgalmi egyenlege a tárgyévi utolsó bevételének beérkezése és az utolsó ellátás kifizetése után többletet mutat, a kincstár intézkedik a többlet összegének visszautalásáról, amely a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 35. cím, 1. alcím, 5. Kiadások támogatására pénzeszköz-átadás jogcímcsoport szerinti kiadást csökkenti.

(3) Amennyiben az E. Alap pénzforgalmi egyenlege a tárgyévi utolsó bevételének beérkezése és az utolsó ellátás kifizetése után többletet mutat, a kincstár intézkedik a többlet összegének visszautalásáról, amely a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 35. cím, 2. alcím, 9. Kiadások támogatására pénzeszköz-átadás jogcímcsoport szerinti kiadást csökkenti.

(4) A szociál- és nyugdíjpolitikáért felelős miniszter a 2020. évi központi költségvetés január–november havi előzetes tényadatai alapján az államháztartásért felelős miniszterrel egyetértésben a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 5. cím, 7. Nyugdíjbiztosítási Alap befizetése alcím javára történő befizetési kötelezettséget határozhat meg a LXXI. Nyugdíjbiztosítási Alap fejezet, 4. Egyéb befizetések cím, 1. Költségvetési befizetések alcím terhére.

IV. FEJEZET
A HELYI ÖNKORMÁNYZATOK ÉS A KÖZPONTI ALRENDSZER KAPCSOLATA

13. A helyi önkormányzatok központi alrendszerből származó forrásai

34. § (1) Az Országgyűlés a helyi önkormányzatok működéséhez és ágazati feladatainak ellátásához a Magyarország helyi önkormányzatairól szóló 2011. évi CLXXXIX. törvény (a továbbiakban: Mötv.) 117. § (1) bekezdésében meghatározottak szerint nyújtandó támogatások jogcímeit a 2. melléklet és a 3. melléklet I. pont 11–14. alpontja szerint állapítja meg.

(2) Az Országgyűlés működési és felhalmozási támogatást állapít meg a helyi önkormányzatok által ellátandó 3. melléklet szerinti feladatokra. A 3. melléklet I. pont 1–5. és 7–9. alpontja, 10. alpont d)–e) pontja és 3. melléklet a II–III. pontja szerinti támogatások felhasználási kötöttség mellett nyújthatóak.

35. § (1) A IX. Helyi önkormányzatok támogatásai fejezetben 2019. évben év közben létrehozott új címek, illetve alcímek 2019. december 31-ei pozitív egyenlege esetén az államháztartásért felelős miniszter gondoskodhat e címek és alcímek 2020. évi címrendbe történő felvételéről és a 2019. december 31-én fennálló pozitív egyenlegnek megfelelő összeg biztosításáról.

(2) A helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter a IX. Helyi önkormányzatok támogatásai fejezetben – az 1. mellékletben szereplő címek, valamint a 2. és 3. mellékletben szereplő, önkormányzatok által igényelhető jogcímek között és azokon belül – átcsoportosíthat.

36. § Az átalakult nemzetiségi önkormányzatot települési önkormányzatként a 2. melléklet és a 3. melléklet szerinti támogatások illetik meg.

14. A települési önkormányzatokat megillető átengedett bevételek

37. § (1) A települési önkormányzatot illeti meg
   a) a gépjárműadóról szóló törvény alapján a belföldi gépjárművek után a települési önkormányzat által beszedett adó 40%-a és
   b) a gépjárműadóhoz kapcsolódó bírságból, pótlékból és végrehajtási költségből származó bevétel 100%-a.
   (2) A termőföld bérbeadásából származó jövedelem utáni – a települési önkormányzat által beszedett – személyi jövedelemadó 100%-a a földterület fekvése szerinti települési önkormányzatot illeti meg.

38. § (1) A települési önkormányzatot illeti meg
   a) a települési önkormányzat jegyzője által jogerősen kiszabott környezetvédelmi bírság 100%-a,
   b) a fővárosi és megyei kormányhivatal által a települési önkormányzat területén – a veszélyhelyzet kihirdetését megalapozó eseménnyel összefüggésben jogerősen kiszabott környezetvédelmi bírságok kivételével – kiszabott, és abból befolyt környezetvédelmi bírságok összegének 30%-a,
   c) a közúti közlekedésről szóló törvény felhatalmazása alapján kiadott kormányrendeletben meghatározott jogsértésre (a továbbiakban: közlekedési szabályszegés) tekintettel kiszabott – a bírságot kiszabó szervre tekintet nélkül – közigazgatási bírság behajtásából, illetve végrehajtásából származó bevétel 40%-a, ha a behajtást, illetve a végrehajtást a települési önkormányzat jegyzője önkormányzati adóhatósági jogkörében eljárva foganatosította és
   d) a települési önkormányzat területén a közlekedési szabályszegések után a közterület-felügyelő által kiszabott közigazgatási bírság behajtott összegének 100%-a.
   (2) A szabálysértési pénz- és helyszíni bírság, valamint a közigazgatási bírság végrehajtását kérő szerv költségminimum megelőlegezésére nem köteles.

15. A helyi önkormányzatok pénzellátásának kiegészítő szabályai

39. § (1) A 2. melléklet, a 3. melléklet I. pont 10. alpont c) pont ce) alpontja és a 3. melléklet I. pont 11–14. alpontja alapján nyújtott támogatás folyósítása nettó finanszírozás keretében történik.
   (2) A gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) 19. § (1a) bekezdése szerinti pénzbeli ellátás esetében a települési önkormányzat januárban teljesített kifizetéseit követően, az őt megillető összeget január hónapban igényelheti jogszabályban meghatározott éven belüli elszámolási kötelezettséggel. A szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) alapján nyújtott, a 3. melléklet I. pont 10. alpont f) pont fa)–fb) alpontjában meghatározott ellátások esetében, ha
   a) a települési önkormányzat a tárgyévet megelőző év decemberében igénylést nyújtott be, a január hónapban járó előleg folyósítása – jogszabályban meghatározott módon – igénylés nélkül történik,
   b) a települési önkormányzat a tárgyévet megelőző év decemberében nem nyújtott be igénylést, első alkalommal az őt megillető havi összeg legfeljebb kétszeresét igényelheti jogszabályban meghatározott éven belüli elszámolási kötelezettséggel.
   (3) A helyi önkormányzatok általános működésének és ágazati feladatainak ellátásához járó támogatás jogosulatlan igénybevételéhez kapcsolódó kamatfizetési kötelezettség kiszámítása szempontjából a 2. melléklet I. pont 2. alpontja, II. pont 1–3. és 5. alpontja és III. pont 2–5. alpontja szerinti támogatások együttes összegét kell figyelembe venni.
   (4) Az önkormányzattól a 2. melléklet V. pontja szerinti szolidaritási hozzájárulás elvonása a települési önkormányzat számára folyósítandó támogatás havi összegéből a nettó finanszírozás keretében történik. Ennek összegét a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 5. cím, 5. Önkormányzati szolidaritási hozzájárulás alcímen kell elszámolni.
   (5) Ha a települési önkormányzatot az (1) bekezdés alapján a nettó finanszírozás keretében megillető adott havi források a (4) bekezdés szerint levonandó összegekre nem nyújtanak fedezetet, a kincstár az Áht. 83. § (3) bekezdése alapján havonta beszedési megbízást nyújt be a települési önkormányzattal szemben. Ha a települési önkormányzatnak 2020. december 16-án bármilyen elmaradása van a (4) bekezdés szerinti befizetési kötelezettsége tekintetében, a kincstár a meg nem fizetett összegre a kötelezett fizetési számlájára beszedési megbízást nyújt be.

V. FEJEZET
A KÖZPONTI ALRENDSZER ÉS AZ ÁLLAMHÁZTARTÁSON KÍVÜLI SZERVEZETEK KAPCSOLATA

16. Az egyházi jogi személyek, a nemzetiségi önkormányzatok, a magán intézmények fenntartói és egyéb szervezetek közcélú és egyéb tevékenységének támogatása

40. § (1) Az Országgyűlés a köznevelési feladat ellátására
a) átlagbéralapú támogatást állapít meg a nevelési-oktatási, valamint pedagógiai szakszolgálati intézményt fenntartó nemzetiségi önkormányzat, az egyházi és magán köznevelési intézmény fenntartója részére az általuk fenntartott nevelési-oktatási intézményben, továbbá pedagógiai szakszolgálati intézményben pedagógus és – a (3) bekezdés kivételével – a nevelő-oktató munkát közvetlenül segítő munkakörben foglalkoztatottak után a 7. melléklet I. pontjában meghatározott jogosultak után, az őket ott megillető mértékek szerint,
b) működési támogatást állapít meg a nemzetiségi önkormányzat vagy a bevett egyház és annak belső egyházi jogi személye által fenntartott nevelési-oktatási intézményekben ellátott, továbbá a pedagógiai szakszolgálati intézményekben gyógypedagógiai tanácsadásban, korai fejlesztésben és gondozásban részt vevő gyermekekre, tanulókra tekintettel a nemzetiségi önkormányzat és a bevett egyház és annak belső egyházi jogi személye részére a 7. melléklet II. pontja szerint,
c) a hit- és erkölcstanoktatáshoz kapcsolódóan
ca) tankönyvtámogatást és
cb) átlagbéralapú támogatást
állapít meg a bevett egyház és annak belső egyházi jogi személye által az állam és a nemzetiségi önkormányzat fenntartásában működő iskolában szervezett oktatáshoz a 7. melléklet III. pontja szerint,
d) a gyermek-, tanulói étkeztetéshez az óvodai, általános iskolai, középfokú iskolai, kollégiumi étkeztetés támogatására a köznevelési intézményt fenntartó nemzetiségi önkormányzat, továbbá az egyházi és magán köznevelési intézmény fenntartója részére az általa biztosított gyermek-, tanulóétkeztetéshez a 7. melléklet IV. pontja szerint támogatást állapít meg.

(2) Az oktatásért felelős miniszter a kis létszámú csoportokban szervezhető hit- és erkölcstanoktatáshoz az általa vezetett minisztérium költségvetési fejezetébe tartozó előirányzat terhére további támogatást nyújthat.

(3) A Magyarország területén külföldi állam vagy nemzetközi szervezet oktatási programja szerint az oktatásért felelős miniszter engedélye alapján működő nevelési-oktatási intézmény Magyarországon nyilvántartásba vett fenntartója a 7. melléklet szerint jogosult
a) a pedagógus-munkakörben foglalkoztatottak után átlagbéralapú támogatásra,
b) a gyermek-, tanulói étkeztetés Gyvt. szerinti megszervezése esetén gyermekétkeztetési támogatásra.

(4) A Kormány – jogszabályban meghatározott illetménynövekedésre tekintettel – rendeletben az (1) bekezdésben meghatározott támogatásokon túl további hozzájárulást állapíthat meg.

41. § (1) Az Országgyűlés a szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt, szolgáltatást fenntartó egyházi jogi személy, civil szervezet, közalapítvány, országos nemzetiségi önkormányzat, települési vagy területi nemzetiségi önkormányzat, gazdasági társaság, és a humánszolgáltatást alaptevékenységként végző, az Szja tv. hatálya alá tartozó egyéni vállalkozó (a továbbiakban együtt: nem állami szociális fenntartó) részére támogatást állapít meg a következők szerint:
a) a támogatás a nem állami szociális fenntartót a települési önkormányzatok 2. melléklet III. pont 2. alpont c)–m) pontjában, III. pont 3. alpont a) pontjában és III. pont 5. alpont a) pont aa) alpontjában, valamint a bölcsődei, mini bölcsődei ellátás tekintetében a II. pont 4. alpontjában meghatározott támogatásaival azonos jogcímeken, összegben és feltételek mellett illeti meg,
b) – a hajléktalanok átmeneti intézményei kivételével – a nem állami szociális fenntartó, ha a Szoctv. 57. § (2) bekezdése, valamint a Gyvt. 15. § (2) bekezdés c) pontja és (3) bekezdés a), illetve b) pontja szerinti feladatot lát el, a 8. melléklet I. és II. pont szerinti támogatásra jogosult,
c) a személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt, szolgáltatást fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot – és egyéni vállalkozót az a) és b) pont szerinti támogatás 30%-ának megfelelő támogatás illeti meg,
d) a nem állami szociális fenntartó a 8. melléklet IV–VI. pontja szerinti támogatásra jogosult.

(2) A bevett egyházat és annak belső egyházi jogi személyét az egyházak hitéleti és közcélú tevékenységének anyagi feltételeiről szóló törvény szerinti kiegészítő támogatás illeti meg, ha a Szoctv. 4. § (1) bekezdés m) pont mb) alpontja, illetve a Gyvt. 5. § s) pont sb) alpontja szerint szociális, gyermekjóléti vagy gyermekvédelmi közfeladatot ellátó intézményt tart fenn. E kiegészítő támogatás mértéke

   a)   – a b) pontban foglaltak kivételével – az (1) bekezdés a) és b) pontja szerinti támogatás 73,2%-a,
   b)   a 2. melléklet III. pont 2. alpont l)–m) pontjában meghatározott szolgáltatások után a fenntartó által ezen szolgáltatásokra tekintettel igénybe vett támogatás 22%-a.

(3) A nem állami szociális fenntartó az (1) bekezdés alapján megállapított támogatás teljes összegét a folyósítást követő 15 napon belül köteles annak az intézménynek átadni, amelyre tekintettel a támogatás megállapítására sor került.

(4) Az egyházi jogi személy a (2) bekezdés szerinti kiegészítő támogatást köteles elkülönítetten nyilvántartani és a támogatás teljes összegét a humánszolgáltatást ellátó intézményei, illetve azok humánszolgáltatásai támogatására fordítani.

(5) Az (1) bekezdés szerinti támogatás és a (2) bekezdés szerinti kiegészítő támogatás elszámolása a XX. Emberi Erőforrások Minisztériuma fejezet terhére, illetve javára történik.

(6) A Gyvt. 44. §-a szerinti munkahelyi bölcsőde fenntartóját – az (1)–(2) bekezdéstől eltérően – a 2. melléklet III. pont 2. alpont j) pontja szerinti támogatás 50%-ának megfelelő támogatás illeti meg, amennyiben a fenntartó költségvetési vagy köztestületi szerv a 2. melléklet III. pont 2. alpont j) pontjával azonos mértékű támogatás illeti meg.

(7) A nem állami szociális fenntartó részére a kötelező legkisebb munkabér (minimálbér) és a garantált bérminimum változásával összefüggésben felmerült, a szociális hozzájárulási adó mértéknek csökkenéséből származó megtakarítások figyelembe vételével meghatározott többletkiadásaihoz a Kormány rendeletben az (1)–(2) bekezdésben meghatározott támogatáson túl, továbbá a megváltozott munkaképességű munkavállalókat foglalkoztató munkáltatók akkreditációjáról, valamint a megváltozott munkaképességű munkavállalók foglalkoztatásához nyújtható költségvetési támogatásokról szóló kormányrendelet szerinti akkreditált munkáltató részére további hozzájárulást állapíthat meg.

42. §   (1) Az Országgyűlés az országos, valamint a települési és területi nemzetiségi önkormányzatok részére nyújtandó támogatásokat a 9. melléklet szerint állapítja meg.

(2) A XI. Miniszterelnökség fejezet, 30. cím, 1. alcím, 31. jogcímcsoport, 1. Nemzetiségi támogatások jogcím szerinti pályázati támogatások, illetve a XIV. Belügyminisztérium fejezet, 20. cím, 5. alcím, 9. Roma nemzetiség pályázatainak támogatása jogcímcsoport szerinti pályázati támogatások tekintetében a nemzetiségpolitikáért megosztott hatáskörben felelős miniszterek a Nemzetiségi Támogatási Bizottság támogatási összeg felosztására tett javaslata alapján döntenek.

(3) A (2) bekezdés szerinti bizottság legfeljebb kilenc főből áll, amelybe

   a)   az Országgyűlés nemzetiségeket képviselő bizottsága 3 főt,
   b)   az országos nemzetiségi önkormányzatok 3 főt,
   c)   a nemzetiségpolitikáért felelős miniszter 2 főt és
   d)   a nemzetiségpolitikáért a roma nemzetiség vonatkozásában felelős miniszter 1 főt delegálnak.

(4) Az országos nemzetiségi önkormányzat a saját pályázati ügyének elbírálásában nem vehet részt.

43. §   Az önkormányzati tűzoltóság a fenntartásához, működéséhez és fejlesztéséhez az átvállalt feladattal arányos költségvetési támogatást a tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvény 34. § (1) és (3) bekezdése és 41. § (5) bekezdése alapján a XIV. Belügyminisztérium fejezet, 20. cím, 10. Önkormányzati tűzoltóságok normatív támogatása alcím előirányzatából a következő feltételek és normatívák szerint veheti igénybe:

   a)   valamennyi önkormányzati tűzoltóság a készenléti szolgálat működéséhez azonos összegű, 25,0 millió forint alaptámogatásra jogosult,
   b)   az a) pont szerint felosztott támogatás után megmaradó előirányzatból minden önkormányzati tűzoltóság az általa ellátott vonulási terület veszélyeztetettsége mértékét kifejező, jogszabályban rögzített elvek alapján meghatározott pontszámok arányában részesül,
   c)   a tárgyévet megelőző év normatív támogatás elszámolásából bevételként visszatérülő összeg a katasztrófák elleni védekezésért felelős miniszter egyedi döntése alapján az önkormányzati tűzoltóságok működési kiadásainak finanszírozására használható fel.

44. § A személyi jövedelemadó meghatározott részének az adózó rendelkezése szerinti felhasználásáról szóló 1996. évi CXXVI. törvény 4/A. § (1) bekezdés b) pontja alapján kijelölt előirányzat felhasználási célja a 2020. évi személyi jövedelemadó-rendelkezéseknél a Nemzeti Tehetség Program. Felhasználása a 2021. évi költségvetési törvényben kerül megtervezésre.

17. A pártok és a működésüket segítő alapítványok támogatása

45. § (1) Az I. Országgyűlés fejezet, 8. Pártok támogatása címben meghatározott pártok a pártok működéséről és gazdálkodásáról szóló 1989. évi XXXIII. törvény (a továbbiakban: Ptv.) alapján részesülnek támogatásban.

(2) Az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása cím terhére a pártok működését segítő tudományos, ismeretterjesztő, kutatási, oktatási tevékenységet végző alapítványok a Ptv. rendelkezései szerint részesülnek támogatásban.

VI. FEJEZET
ÁLLAMI KEZESSÉG- ÉS GARANCIAVÁLLALÁS, VISZONTGARANCIA-VÁLLALÁS ÉS KEZESI HELYTÁLLÁS

46. § (1) A Kormány a 2020. évben együttesen 100 000,0 millió forint összegű új egyedi állami kezesség és állami garancia vállalására adhat felhatalmazást.

(2) Az (1) bekezdésben meghatározott keretösszeg – a járulékos hitelköltségek és az árfolyamváltozás miatt bekövetkező emelkedést kivéve – kizárólag az Országgyűlés jóváhagyásával léphető túl.

(3) Az Európai Beruházási Banktól, az Európai Újjáépítési és Fejlesztési Banktól, a Nemzetközi Beruházási Banktól, valamint az Európa Tanács Fejlesztési Banktól felveendő hitelekhez vállalható egyedi állami kezességek és állami garanciák nem terhelik az (1) bekezdés szerinti keretösszeget.

47. § (1) A 2020. évben vállalt kiállítási garanciák és kiállítási viszontgaranciák együttes, a vállalás időpontjában forintra átszámított állománya az év egyetlen napján sem haladhatja meg a 1 200 000,0 millió forintot.

(2) A Kormány a 2020. évben a közvetett vagy közvetlen többségi állami tulajdonú vasúti társaságoknak vagy e társaságok többségi befolyása alatt álló vasúti társaságoknak a vasúti gördülőállományuk fejlesztésére, felújítására vagy új vasúti gördülőállomány beszerzésére együttesen 70 000,0 millió forint összegű, az EUROFIMA Európai Vasúti Gördülőállomány-finanszírozási Társaság által nyújtott forrásbevonásra adhat felhatalmazást állami kezesség mellett.

48. § (1) A Magyar Fejlesztési Bank Részvénytársaságról szóló 2001. évi XX. törvény (a továbbiakban: MFB tv.) 5. § (3) bekezdés a) pontja szerinti felső határ a 2020. évben 1 700 000,0 millió forint.

(2) Az MFB tv. 5. § (3) bekezdés b) pontja szerinti felső határ a 2020. évben 650 000,0 millió forint.

(3) Az MFB tv. 5. § (3) bekezdés c) pontja szerinti felső határ a 2020. évben 2 000 000,0 millió forint.

(4) Törvény eltérő rendelkezése hiányában a (2) bekezdés szerinti kötelezettségvállalásokhoz kapcsolódó állami kezesség után az állam javára felszámítandó kezességvállalási díj mértékét a Kormány határozatban állapítja meg.

49. § (1) A Magyar Export-Import Bank Részvénytársaságról és a Magyar Exporthitel Biztosító Részvénytársaságról szóló 1994. évi XLII. törvény (a továbbiakban: Etv.) 7. § (1) bekezdés a) pontja szerinti felső határ a 2020. évben 1 200 000,0 millió forint.

(2) Az Etv. 7. § (1) bekezdés b) pontja szerinti felső határ a 2020. évben 50 000,0 millió forint.

(3) Az Etv. 7. § (1) bekezdés c) pontja szerinti felső határ a 2020. évben 1 000 000,0 millió forint.

50. § (1) A Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség mögött – jogszabályban meghatározott feltételek mellett – a (2)–(8) bekezdés szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke a Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség érvényesítéséből a társaságot terhelő fizetési kötelezettség 85%-a.

(3) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti viszontgaranciával

    a) a kis- és középvállalkozások, valamint a Munkavállalói Résztulajdonosi Program megvalósítására – a Munkavállalói Résztulajdonosi Programról szóló törvény alapján – létrejövő szervezetek legfeljebb 25 év lejáratú hitel-, kölcsönszerződésből, garancia-szerződésből és termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet, azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat,

    b) készfizető kezességet vállalhat gyógyszerész vállalkozási célú, a biztonságos és gazdaságos gyógyszer- és gyógyászatisegédeszköz-ellátás, valamint a gyógyszerforgalmazás általános szabályairól szóló 2006. évi XCVIII. törvény 74. § (1) bekezdésében és 83/A. § (1) bekezdésében foglalt feltételek teljesítése érdekében történő tulajdoni hányad megszerzését szolgáló – a közforgalmú gyógyszertárakban a gyógyszerészi tulajdonarány növelésének elősegítéséről szóló kormányrendelet szerinti Patika Hitelprogram keretében – 2013. július 1-je és 2020. december 31-e között létrejött hitel- vagy kölcsönszerződéséhez, valamint

    c) jogszabályban meghatározott feltételek szerint készfizető kezességet vállalhat pénzügyi intézménynek, befektetési vállalkozásnak, befektetési alapkezelőnek, biztosítónak nem minősülő gazdasági társaságok által kibocsátott kötvényekből eredő, továbbá az ilyen társaságokkal szembeni kitettségek értékpapírosításával létrejött értékpapírokból eredő kötelezettségekhez.

(4) Az (1) bekezdés szerinti viszontgarancia kiterjed a Garantiqa Hitelgarancia Zrt.-nek a tőkepiacról szóló törvény alapján működő kockázati tőkealapnak gazdasági társaságban fennálló kockázati tőkebefektetése értékesítéséből származó követelés 50%-áért vállalt készfizető kezességére is. A készfizető kezességgel biztosított követelés mértéke nem haladhatja meg a tulajdonszerzésre fordított összeg 50%-át.

(5) A készfizető kezesi szerződés jogosultja lehet

    a) pénzügyi intézmény,

    b) kockázati tőkealap,

    c) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

    d) a megyei és fővárosi vállalkozásfejlesztési alapítványok mikrohitelezési tevékenység esetén,

    e) a (3) bekezdés c) pontja esetében a kötvény- és értékpapír-tulajdonos.

(6) A Garantiqa Hitelgarancia Zrt. által a (3) bekezdés a)–b) pontjai és a (4) bekezdés szerinti állami viszontgarancia mellett vállalt készfizető kezesség állománya 2020. december 31-én nem haladhatja meg a 870 000,0 millió forintot.

(7) A Garantiqa Hitelgarancia Zrt. által a (3) bekezdés c) pontja szerinti állami viszontgarancia mellett vállalt készfizető kezesség állománya 2020. december 31-én nem haladhatja meg a 200 000,0 millió forintot.

(8) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti ügyletek bevételeit, és az ezen ügyletekhez kapcsolódó költségeket és ráfordításokat elkülönítetten köteles nyilvántartani, és az Európai Unió által befogadott Nemzetközi Beszámolási Standardok (IFRS) alapján készült éves Pénzügyi kimutatásaiban bemutatni.

51. § (1) Az Agrár-Vállalkozási Hitelgarancia Alapítvány (e § alkalmazásában a továbbiakban: Alapítvány) által vállalt készfizető kezesség mögött – jogszabályban meghatározott feltételek mellett – a (2)–(6) bekezdés szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke az Alapítvány által vállalt készfizető kezesség érvényesítéséből az Alapítványt terhelő fizetési kötelezettség 85%-a.

(3) Az (1) bekezdésben vállalt állami viszontgarancia a mezőgazdasági tőkepótló hitelekre és az 1999. január 1-je után vállalt készfizető kezességek érvényesítésére vonatkozik.

(4) Az Alapítvány a természetes személyek, a gazdasági társaságok, a közhasznú társaságok, a szövetkezetek, a magánvállalkozások legfeljebb 25 év lejáratú hitel-, kölcsönszerződésből, garancia-szerződésből, termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat.

(5) A készfizető kezesi szerződés jogosultja lehet

    a) pénzügyi intézmény,

    b) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

    c) a megyei és fővárosi vállalkozásfejlesztési alapítvány mikrohitelezési tevékenység esetén.

(6) Az Alapítvány által az (1) bekezdés szerinti viszontgarancia mellett vállalt készfizető kezesség állománya 2020. december 31-én nem haladhatja meg a 300 000,0 millió forintot.

52. § (1) Az állam készfizető kezesként felel a Diákhitel Központ Zrt. azon fizetési kötelezettségeiért, amelyek a belföldről és külföldről, a diákhitelezési rendszer finanszírozása érdekében felvett hiteleiből, kölcsöneiből és kötvénykibocsátásaiból erednek.

(2) A Diákhitel Központ Zrt. az (1) bekezdés szerinti kötelezettségei biztosítékaként az állami készfizető kezességvállaláson túl a hitelező további biztosíték előírására nem köteles.

(3) Az állami kezességvállalásért a Diákhitel Központ Zrt.-nek kezességvállalási díjat nem kell fizetnie.

(4) A Diákhitel Központ Zrt. éves finanszírozási tervét az államháztartásért felelős miniszter hagyja jóvá.

53. § (1) Ha az államnak szerződéssel, illetve jogszabállyal vállalt kezesség- vagy viszontgarancia érvényesítéséből – az 50. § és az 51. § szerinti viszontgarancia kivételével – olyan fizetési kötelezettsége keletkezik, amely nem szerepel az 1. mellékletben, azt a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 33. Állam által vállalt kezesség és viszontgarancia érvényesítése cím terhére kell teljesíteni.

(2) Az Államadósság Kezelő Központ Zrt.-nek az állami kezesség, garancia melletti forrásbevonással kapcsolatos feladatokban történő közreműködésért fizetendő díjat a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 32. cím, 1. Vegyes kiadások alcím terhére kell teljesíteni.

(3) A (2) bekezdésben meghatározott kiadások összegével a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet tervezett kiadása túlléphető.

54. § (1) Az MFB Magyar Fejlesztési Bank Zrt. (a továbbiakban: MFB Zrt.) által a Gazdaságfejlesztési Operatív Program „Pénzügyi eszközök" prioritási tengelyében, illetve a Közép-magyarországi Operatív Program „A tudásalapú gazdaság innováció- és vállalkozásorientált fejlesztése" prioritási tengelyében vállalt készfizető kezesség, illetve garancia érvényesítéséből a társaságot terhelő fizetési kötelezettségek 100%-a mögött az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti állami viszontgarancia érvényesítéséből eredő fizetési kötelezettséget a XIX. fejezet, 2. cím 8. Európai uniós programokhoz kapcsolódó tartalék alcím előirányzat terhére kell teljesíteni.

(3) Az (1) bekezdés szerinti kezesség, illetve garancia érvényesítéséből származó, az MFB Zrt. által behajtott követelés összege a XV. Pénzügyminisztérium fejezet, 25. cím, 7. alcím, 3. A 2007–2013. évek közötti operatív programok visszaforgó pénzeszközeinek felhasználása és kezelése jogcímcsoport előirányzatát illeti.

(4) Az (1) bekezdés szerinti állami viszontgarancia érvényesítéséből származó, az MFB Zrt. által behajtott követelés összege a XIX. Uniós Fejlesztések fejezet, 2. cím 8. Európai uniós programokhoz kapcsolódó tartalék alcím előirányzatát illeti.

55. § (1) Az MFB Zrt. által a Gazdaságfejlesztési és Innovációs Operatív Program „Pénzügyi eszközök" prioritási tengelyében vállalt garancia érvényesítéséből a társaságot terhelő fizetési kötelezettségek 100%-a mögött a (2)–(6) bekezdésben meghatározottak szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az MFB Zrt. az (1) bekezdés szerinti viszontgaranciával a mikro-, kis- és középvállalkozások legfeljebb 25 év lejáratú hitelszerződésein alapuló kötelezettségek legfeljebb 80%-áig vállalhat garanciát.

(3) Az MFB Zrt. által a Gazdaságfejlesztési és Innovációs Operatív Program „Pénzügyi eszközök" prioritási tengelyében a garanciaeszközökre vállalt garancia állománya 2020. december 31-én nem haladhatja meg a 100 000,0 millió forintot.

(4) Az (1) bekezdés szerinti viszontgarancia érvényesítéséből eredő fizetési kötelezettséget a forrást biztosító azonos előirányzatból a XIX. Uniós Fejlesztések fejezet, Gazdaságfejlesztési és Innovációs Operatív Program terhére kell teljesíteni.

(5) Ha a (4) bekezdésben meghatározott előirányzat a viszontgarancia érvényesítéséből eredő fizetési kötelezettség teljesítéséhez nem elegendő, a további kifizetések forrásának biztosítása során is fenn kell tartani az Európai Unió költségvetéséből származó támogatás és az ahhoz kapcsolódó hazai társfinanszírozás eredeti előirányzatnak megfelelő arányát.

(6) Az (1)–(3) bekezdés szerinti garancia érvényesítéséből származó, az MFB Zrt. által behajtott követelés összege a Gazdaságfejlesztési és Innovációs Operatív Program forrását növeli.

VII. FEJEZET
A KÖZPONTI ALRENDSZER KÖLTSÉGVETÉSÉNEK VÉGREHAJTÁSÁVAL KAPCSOLATOS VEGYES
RENDELKEZÉSEK

18. A nyugdíjemelés, egyes illetmények és meghatározott díjak, támogatások és járadékok alapjának mértéke

56. §   A 2020 januárjában a társadalombiztosítási nyugellátásról szóló 1997. évi LXXXI. törvény 62. § (1) és (2) bekezdése alapján esedékes nyugdíjemelés meghatározásánál 2,8%-os fogyasztói árnövekedést kell figyelembe venni.

57. §   (1)   Az MFB tv. 5. § (3) bekezdés d) pontja alapján az MFB Zrt. által saját kockázatára nyújtott azon hitelek állománya, amelyekhez a Kormány határozatában forrás- és eszközoldali kamattámogatást biztosít, a 2020. év folyamán legfeljebb 600 000,0 millió forint lehet.
   (2)   Az (1) bekezdésben meghatározott keretet a tényleges állomány az év egyetlen napján sem haladhatja meg.

58. §   (1)   A közszolgálati tisztviselőkről szóló 2011. évi CXCIX. törvény 132. §-a szerinti illetményalap 2020. évben 38 650 forint.
   (2)   A rendvédelmi feladatokat ellátó szervek hivatásos állományának szolgálati jogviszonyáról szóló 2015. évi XLII. törvény 159. §-a szerinti rendvédelmi illetményalap 2020. évben 38 650 forint.
   (3)   A honvédek jogállásáról szóló 2012. évi CCV. törvény 2. § 12a. pontja szerinti honvédelmi illetményalap 2020. január 1-jétől 44 600 forint.
   (4)   A költségvetési szervek által foglalkoztatottak éves cafetéria-juttatásának kerete, illetve cafetéria-juttatást nem nyújtó költségvetési szervek esetében az egy foglalkoztatottnak éves szinten – az Szja tv. 71. § (1) bekezdésében meghatározott juttatások – az egyes juttatásokhoz kapcsolódó, a juttatást teljesítő munkáltatót terhelő közterheket is magában foglaló együttes összege, törvény eltérő rendelkezése hiányában, 2020. évben nem haladhatja meg a bruttó 200 000 forintot.
   (5)   A fizetési számlához kapcsolódóan törvény alapján az egy foglalkoztatottnak havonta adható bankszámla-hozzájárulás mértéke a 2020. évben legfeljebb 1000 forint.
   (6)   A helyi önkormányzat képviselő-testülete rendeletben a 2020. évben – az önkormányzat saját forrásai terhére – a helyi önkormányzat képviselő-testületének polgármesteri hivatalánál, közterület-felügyeleténél, illetve a közös önkormányzati hivatalnál foglalkoztatott köztisztviselők vonatkozásában – a közszolgálati tisztviselőkről szóló 2011. évi CXCIX. törvényben foglaltaktól eltérően – az (1) bekezdésben meghatározottnál magasabb összegben állapíthatja meg az illetményalapot. A magasabb illetményalap szerint megállapított havi illetmény nem haladhatja meg a Központi Statisztikai Hivatal által hivatalosan közzétett, a tárgyévet megelőző évre vonatkozó nemzetgazdasági havi átlagos bruttó kereset tízszeresét. Személyi illetmény esetén e bekezdés szabályai akként alkalmazandók, hogy pótlék ez esetben sem fizethető.

59. §   (1)   A közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény (a továbbiakban: Kjt.)
   a)   66. § (1) bekezdése szerinti, a közalkalmazotti fizetési osztályok első fizetési fokozatához tartozó illetmény garantált összegét, és a növekvő számú fizetési fokozatokhoz tartozó – az első fizetési fokozat garantált illetményére épülő – legkisebb szorzószámokat a 2020. évre a 6. melléklet tartalmazza,
   b)   69. §-a szerinti illetménypótlék számítási alapja a 2020. évben 20 000 forint.
   (2)   A Kjt. 77. § (1) bekezdése szerinti feltételek fennállása esetén nyújtott keresetkiegészítés a 2020. évben a keresetbe tartozó juttatások előző évi bázis előirányzatának 2%-a. Fel nem használt előirányzata kizárólag a keresetbe tartozó juttatások emelésére fordítható. Ez a rendelkezés nem vonatkozik az állami felsőoktatási intézményekre, a központi költségvetési szervként vagy köztestületi költségvetési szervként működő kutatóközpontra, kutatóintézetre, a Magyar Tudományos Akadémia elnöke által irányított kutatást kiegészítő köztestületi költségvetési szervre és az olyan központi költségvetési szervre, amelynek felügyeletét a Magyar Tudományos Akadémia elnöke látja el.

60. §   (1)   A nemzeti köznevelésről szóló 2011. évi CXC. törvény (a továbbiakban: Nkt.) 65. § (1) bekezdése szerinti illetményalap számításának vetítési alapja 101 500 forint.

(2) Az Nkt. 46. § (5) bekezdése szerinti térítésmentes tankönyvellátás biztosítása érdekében a 2020/2021. tanévre leadott iskolai tankönyvrendeléseknél figyelembe vehető tanulónkénti tankönyvtámogatás összege

    a) a nappali rendszerű iskola, a nappali rendszerű nemzetiségi és gyógypedagógiai, konduktív pedagógiai feladatot ellátó iskola

        aa) első–negyedik évfolyamán 9 000 forint/fő/év,

        ab) ötödik (beleértve a nyelvi előkészítő és nemzetiségi nyelvi előkészítő), hatodik és nyolcadik évfolyamán, továbbá tizedik-tizenhatodik évfolyamán 12 000 forint/fő/év,

        ac) hetedik (beleértve a nyelvi előkészítő és nemzetiségi nyelvi előkészítő, továbbá a Köznevelési és Szakképzési Hídprogramok) évfolyamán 15 000 forint/fő/év,

        ad) kilencedik (beleértve a nyelvi előkészítő és nemzetiségi nyelvi előkészítő, az Arany János Tehetséggondozó Program, az Arany János Kollégiumi Program, az enyhe értelmi fogyatékos tanulók előkészítő) évfolyamán 20 000 forint/fő/év,

    b) nemzetiségi nevelést-oktatást ellátó iskolával tanulói jogviszonyban álló nappali rendszerű iskolai oktatásban részesülő tanulók esetén 5 000 forint/fő/év,

    c) a fejlesztő nevelés-oktatásban részesülő tanulók esetén 12 000 forint/fő/év.

61. § (1) A Nemzeti Közszolgálati Egyetem Rendészettudományi Kar nappali tagozatos ösztöndíjas hallgatói pénzbeli juttatásának normatívája 308 000 forint/fő/év.

(2) A Kjt. 79/E. §-a alapján az egyetemi tanári munkakör 1. fizetési fokozatának garantált illetménye 2020. január 1-jétől 554 400 forint.

(3) A Bolyai János Kutatási Ösztöndíj havi összege 124 500 forint.

(4) Az egészségügyi felsőfokú szakirányú szakképzési rendszerről, a Rezidens Támogatási Program ösztöndíjairól, valamint a fiatal szakorvosok támogatásáról szóló kormányrendeletben meghatározott, a szakorvos jelöltek képzésével összefüggően felmerülő dologi költségek megtérítésére szolgáló támogatás összege 100 000 forint/év.

(5) A központi költségvetési szervként működő – köznevelési közfeladatot ellátó intézményt fenntartó – felsőoktatási intézményt az általa ellátott köznevelési feladatok tekintetében a 40. § (1) bekezdés d) pontjában megállapított támogatások azonos jogcímen és feltételekkel illetik meg.

62. § (1) A bírák jogállásáról és javadalmazásáról szóló 2011. évi CLXII. törvény 169. § (2) bekezdése szerinti bírói illetményalap a 2020. évben 453 330 forint.

(2) A legfőbb ügyész, az ügyészek és más ügyészségi alkalmazottak jogállásáról és az ügyészi életpályáról szóló 2011. évi CLXIV. törvény 59. § (3) bekezdése szerinti ügyészi illetményalap a 2020. évben 453 330 forint.

(3) A jogi segítségnyújtásról szóló 2003. évi LXXX. törvény 1. § (3) bekezdése szerinti jogi segítői óradíj a 2020. évben 6000 forint.

(4) Az ügyvédi tevékenységről szóló 2017. évi LXXVIII. törvény 36. § (8) bekezdése szerinti kirendelt ügyvédi óradíj a 2020. évben 6000 forint.

63. § A külképviseletekről és a tartós külszolgálatról szóló 2016. évi LXXIII. törvény 23. § (7) bekezdése szerinti deviza-illetményalap összege 2020. évben 425 000 forint, a 25. § (4) bekezdése szerinti lakhatási és vegyes költségtérítés-alap 300 000 forint, a gyermeknevelési költségtérítés-alap 250 000 forint, a Magyarország Európai Unió melletti Állandó Képviseletére kihelyezettek esetén 150 000 forint.

64. § (1) A Gyvt.

    a) 20/A. § (1) bekezdése szerinti alapösszegű támogatás esetenkénti összege a 2020. évben gyermekenként 6000 forint,

    b) 20/A. § (2) bekezdése szerinti emelt összegű támogatás esetenkénti összege a 2020. évben gyermekenként 6500 forint,

    c) 20/B. § (5) bekezdése szerinti pótlék esetenkénti összege a 2020. évben gyermekenként 8400 forint,

    d) 66/L. §-a szerinti helyettes szülői díj legalacsonyabb összege – gyermekenként, fiatal felnőttenként – a 2020. évben 15 000 forint/hó.

(2) A Szoctv.
- a) 38. §-a szerinti gyermekek otthongondozási díjának a Szoctv. 39/A. §-a szerinti havi összege a 2020. évben 123 910 forint,
- b) 39/C. § (2) bekezdésében, 41. § (5) bekezdésében és 43/A. § (4) bekezdésében meghatározott szakértői díj összege a 2020. évben esetenként 23 000 forint,
- c) 44. § (1) bekezdése szerinti ápolási díj havi alapösszege a 2020. évben 39 365 forint.

(3) A fiatalok életkezdési támogatásáról szóló 2005. évi CLXXIV. törvény 4. § (2) bekezdés a) pontja szerinti első utalási összeg 42 500 forint, a 4. § (2) bekezdés b) pontja szerinti második és harmadik utalási összeg 44 600-44 600 forint, ha a gyermek a 2020. évben született.

(4) A szakképzési hozzájárulásról és a képzés fejlesztésének támogatásáról szóló 2011. évi CLV. törvény 8. § (1) bekezdés b) pontjában meghatározott alapnormatíva összege a 2020. évben 480 000 forint/fő/év.

65. § (1) A kárpótlási jegyek életjáradékra váltásáról szóló 1992. évi XXXI. törvény (a továbbiakban: Éltv.) 7. § (1) bekezdése és a termőföld állam által életjáradék fizetése ellenében történő megszerzésének ötödik üteméről szóló 259/2009. (XI. 23.) Korm. rendelet (a továbbiakban: TéR.) alapján az életjáradék összege 2020. március 1-jétől az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

(2) Az Éltv. és a TéR. alapján a 2020. március 1-je után az életjáradék összegét az Éltv. és a TéR. mellékletében meghatározott összeg (1) bekezdés szerinti növekménye figyelembevételével kell megállapítani.

(3) A Párizsi Békeszerződésről szóló 1947. évi XVIII. törvény 27. Cikke 2. pontjában foglaltak végrehajtásáról szóló 1997. évi X. törvény 2. § (4) bekezdése alapján az életjáradék összege 2020. március 1-jétől – 2020. január 1-jei visszamenőleges hatállyal – az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

66. § A Szoctv.
- a) 50/A. § (8) bekezdése szerinti egyéni gyógyszerkeret havi összege a 2020. évben 12 000 forint,
- b) 50/A. § (9) bekezdése szerinti eseti keret éves összege a 2020. évben 6000 forint.

67. § Az Éhvt. 13. §-a szerinti felügyeleti díj mértéke a projekt jogszabály alapján jóváhagyott Tervdokumentumában létrehozni tervezett minden egyes kibocsátás-csökkentési egység után 38 forint.

19. A kis összegű követelés értékhatára, a filmalkotásokhoz kapcsolódó gyártási értékhatár és a közbeszerzési értékhatárok

68. § Az Áht. 97. § (3) bekezdésének alkalmazása során a kis összegű követelés értékhatára 100 000 forint.

69. § A mozgóképről szóló 2004. évi II. törvény 13. § (5) bekezdésében meghatározott gyártási költségvetési értékhatár a 2020. évben magyar filmalkotás esetén 348,0 millió forint, magyar részvételű koprodukciós filmalkotás esetén 612,8 millió forint.

70. § (1) A közbeszerzésekről szóló 2015. évi CXLIII. törvény 15. § (1) bekezdés b) pontja szerinti nemzeti közbeszerzési értékhatár – kivéve a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2020. január 1-jétől 2020. december 31-éig
- a) árubeszerzés esetében 15,0 millió forint,
- b) építési beruházás esetében 50,0 millió forint,
- c) építési koncesszió esetében 100,0 millió forint,
- d) szolgáltatás megrendelése esetében 15,0 millió forint,
- e) szolgáltatási koncesszió esetében 30,0 millió forint.

(2) Az (1) bekezdéstől eltérően a közszolgáltatói szerződésekre vonatkozó nemzeti közbeszerzési értékhatár 2020. január 1-jétől 2020. december 31-éig
- a) árubeszerzés esetében 50,0 millió forint,
- b) építési beruházás esetében 100,0 millió forint,
- c) szolgáltatás megrendelése esetében 50,0 millió forint,
- d) építési koncesszió esetében 200,0 millió forint,
- e) szolgáltatási koncesszió esetében 100,0 millió forint.

71. § A védelmi és biztonsági célú beszerzésekről szóló törvény szerinti uniós értékhatár 2020. január 1-től 2020. december 31-ig
a) árubeszerzés és szolgáltatás megrendelése esetén 443 000 euró,
b) építési beruházás esetén 5 548 000 euró.

20. Egyes koncessziós díjak

72. § Az Szjtv. 27. § (5) bekezdése szerinti koncessziós díj jogszabályi minimuma az Szjtv. 37. § 11. pontja szerinti egységenként a 2020. tárgyévre a következő:
a) Budapesten és Pest megyében I. kategóriájú játékkaszinó esetén 735,0 millió forint, II. kategóriájú játékkaszinó esetében 428,8 millió forint,
b) az a) pontban foglalt kivétellel I. kategóriájú játékkaszinó esetén 612,6 millió forint, II. kategóriájú játékkaszinó esetében 61,4 millió forint.

21. A nemzetközi pénzügyi intézményekben való részvétellel kapcsolatos felhatalmazások

73. § (1) Az Országgyűlés jóváhagyja, hogy az államháztartásért felelős miniszter az állam nevében kötelezettséget vállaljon a Nemzetközi Beruházási Bank általános tőkeemelésében, melynek mértéke 2020–2023 között összesen 22 012 000 euró.
(2) Az Országgyűlés jóváhagyja, hogy az államháztartásért felelős miniszter az állam nevében kötelezettséget vállaljon a Nemzetközi Újjáépítési és Fejlesztési Bank általános és szelektív tőkeemelésében, melynek mértéke 2020–2023 között 29 516 971,8 amerikai dollár.
(3) Az Országgyűlés jóváhagyja, hogy a Nemzetközi Pénzügyi Társasággal kötött, 2019-ben lejáró együttműködési megállapodás esetében az államháztartásért felelős miniszter az állam nevében kötelezettséget vállalhat, hogy 2020–2022 között legfeljebb 20 millió amerikai dollár összegű hozzájárulást nyújtson az együttműködés folytatásához.

VIII. FEJEZET
ZÁRÓ RENDELKEZÉSEK

22. Felhatalmazó rendelkezések

74. § (1) Felhatalmazást kap a Kormány, hogy rendeletben állapítsa meg
a) a 4. § (1) bekezdésében meghatározott többlettámogatás igénylési feltételeit, az igény bejelentésének, megállapításának, a többlettámogatás folyósításának, elszámolásának és a felhasználás ellenőrzésének, valamint a 4. § (4) bekezdés szerinti nyilatkozat szabályait,
b) a 40. § (4) bekezdése és 7. melléklet I. pont 4. alpont d) pont szerinti támogatás folyósításának, lemondásának, pótigénylésének, elszámolásának és ellenőrzésének részletes szabályait,
c) a 41. § (7) bekezdésben meghatározott támogatás igénylési feltételeit, az igény bejelentésének, megállapításának, a többlettámogatás folyósításának, elszámolásának és a felhasználás ellenőrzésének részletes szabályait,
d) a 4. § (5) bekezdésében meghatározott központi tartalék felhasználási szabályait.
(2) Felhatalmazást kap az egészségbiztosításért felelős miniszter, hogy rendeletben állapítsa meg a XX. Emberi Erőforrások Minisztériuma fejezet, 21. cím, 3. Gyógyszertári tulajdoni hányad állami elővásárlás kiadása alcím felhasználásával kapcsolatos szabályokat.
(3) Felhatalmazást kap a helyi önkormányzat képviselő-testülete, hogy rendeletében
a) az 5. § (3) bekezdés b) és c) pontjában meghatározott forgalmi értéktől kisebb értékhatárt,
b) az 58. § (6) bekezdésben foglaltak szerint az 58. § (1) bekezdéstől eltérően magasabb összegű illetményalapot határozzon meg.

(4) Felhatalmazást kapnak a nemzetiségpolitikáért megosztott hatáskörben felelős miniszterek, hogy az államháztartásért felelős miniszter egyetértésével rendeletben állapítsák meg a 9. melléklet szerint nyújtott nemzetiségi célú támogatások e törvényben és más jogszabályban nem szabályozott igénybevételének, felhasználásának és elszámolásának részletszabályait.

23. Hatályba léptető rendelkezések

75. § (1) Ez a törvény – a (2) bekezdésben meghatározott kivétellel – 2019. november 1-jén lép hatályba, és 2023. december 31-én hatályát veszti.

(2) Az 1–33. §, a 35–74. §, az 1. melléklet és a 4–9. melléklet 2020. január 1-jén lép hatályba.

Áder János s. k.,
köztársasági elnök

Kövér László s. k.,
az Országgyűlés elnöke

1. melléklet a 2019. évi LXXI. törvényhez

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	I.FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											I. ORSZÁGGYŰLÉS				
1											**Országgyűlés Hivatala**				
	1										Országgyűlés hivatali szervei		1 100,0		
				1							*Működési költségvetés*				
					1						Személyi juttatások	22 435,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 482,4			
					3						Dologi kiadások	6 715,5			
					4						Ellátottak pénzbeli juttatásai	80,6			
					5						Egyéb működési célú kiadások	40,0			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			3 518,7	
					7						Felújítások			1 205,7	
2											**Állambiztonsági Szolgálatok Történeti Levéltára**		5,0		
				1							*Működési költségvetés*				
					1						Személyi juttatások	565,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	109,3			
					3						Dologi kiadások	254,5			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			439,0	
					7						Felújítások			14,3	
3											**Országgyűlési Őrség**				
				1							*Működési költségvetés*				
					1						Személyi juttatások	3 557,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	608,9			
4											**Fejezeti kezelésű előirányzatok**				
	3										Az Országgyűlés elnökének közcélú felajánlásai, adományai	73,0			
	4										A Kárpát-medencei Magyar Képviselők Fóruma				
		2									Magyar Nemzeti Közösségek Európai Érdekképviseletéért Alapítvány támogatása	80,0			
	8										Volt köztársasági elnökök közcélú felajánlásai, adományai				
		1									Schmitt Pál közcélú felajánlásai, adományai	73,0			
		2									Sólyom László közcélú felajánlásai, adományai	73,0			
	14										Steindl Imre program támogatása	624,0		2 490,9	
5											**Közbeszerzési Hatóság**				
	1										Közbeszerzési Hatóság		2 769,0		
				1							*Működési költségvetés*				
					1						Személyi juttatások	1 370,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	267,3			
					3						Dologi kiadások	912,8			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			272,8	
											5. cím összesen:	2 550,8	2 769,0	272,8	
8											**Pártok támogatása**				
	1										Országos listán mandátumot szerzett pártok támogatása				
		1									FIDESZ - Magyar Polgári Szövetség	967,8			
		2									Magyar Szocialista Párt	305,5			
		3									Jobbik Magyarországért Mozgalom - Párt	510,3			
		4									Lehet Más a Politika	217,9			
		5									Kereszténydemokrata Néppárt	180,4			
		7									Demokratikus Koalíció	207,1			
		8									Párbeszéd Magyarországért Párt	91,0			
	2										Országos listán mandátumot nem szerzett pártok támogatása				

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név / Al-cím név / Jog-cím-csop. név / Jog-cím név / Elő-ir. csop. név / Kiemelt előirányzat neve — **I.FEJEZET**	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		1				Momentum Mozgalom	44,3			
		2				Magyar Kétfarkú Kutyapárt	24,6			
9						**Pártalapítványok támogatása**				
	1					Szövetség a Polgári Magyarországért Alapítvány	1 468,9			
	2					Táncsics Mihály Alapítvány	359,3			
	3					Gyarapodó Magyarországért Alapítvány	702,4			
	4					Ökopolisz Alapítvány	212,6			
	5					Barankovics István Alapítvány	149,7			
	9					Megújuló Magyarországért Alapítvány	27,5			
	11					Új Köztársaságért Alapítvány	194,5			
	13					Savköpő Menyét Alapítvány	41,3			
	14					Indítsuk Be Magyarországot Alapítvány	74,2			
11						**Közszolgálati médiaszolgáltatás támogatása**				
	1					Közszolgálati hozzájárulás	75 016,4			
	2					Televíziós Film Mecenatúra támogatása	3 500,0			
21						**Nemzeti Adatvédelmi és Információszabadság Hatóság**				
	1					Nemzeti Adatvédelmi és Információszabadság Hatóság				
				1		*Működési költségvetés*				
					1	Személyi juttatások	726,3			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	126,3			
					3	Dologi kiadások	456,4			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			155,4	
						21. cím összesen:	1 309,0		155,4	
22						**Egyenlő Bánásmód Hatóság**				
	1					Egyenlő Bánásmód Hatóság		1,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	196,2			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	34,2			
					3	Dologi kiadások	170,7			
					5	Egyéb működési célú kiadások	0,3			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			3,4	
						22. cím összesen:	401,4	1,0	3,4	
23						**Magyar Energetikai és Közmű-szabályozási Hivatal**				
	1					Magyar Energetikai és Közmű-szabályozási Hivatal		11 025,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	5 476,4			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 004,0			
					3	Dologi kiadások	1 423,4			
					5	Egyéb működési célú kiadások	2 317,2			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			784,0	
					8	Egyéb felhalmozási célú kiadások			20,0	
						23. cím összesen:	10 221,0	11 025,0	804,0	
24						**Nemzeti Választási Iroda**				
	1					Nemzeti Választási Iroda				
				1		*Működési költségvetés*				
					1	Személyi juttatások	659,6			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	116,7			

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	I. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
					3						Dologi kiadások	439,0			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			50,0	
	2										Fejezeti kezelésű előirányzatok				
		1									Időközi és nemzetiségi választások lebonyolítása	458,0			
		2									A választási rendszerek működtetése	1 200,0		300,0	
											24. cím összesen:	2 873,3		350,0	
25						**Nemzeti Emlékezet Bizottságának Hivatala**									
	1					Nemzeti Emlékezet Bizottságának Hivatala									
				1				*Működési költségvetés*							
					1			Személyi juttatások				694,6			
					2			Munkaadókat terhelő járulékok és szociális hozzájárulási adó				131,6			
					3			Dologi kiadások				311,0			
				2				*Felhalmozási költségvetés*							
					6			Beruházások						21,0	
											25. cím összesen:	1 137,2		21,0	

I. ORSZÁGGYŰLÉS	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	141 561,9	14 900,0	-126 661,9
Hazai felhalmozási költségvetés	9 275,2	0,0	-9 275,2
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
I. fejezet összesen	150 837,1	14 900,0	-135 937,1

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	II. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
											II. KÖZTÁRSASÁGI ELNÖKSÉG				
1											**Köztársasági Elnöki Hivatal**				
				1							*Működési költségvetés*				
					1						Személyi juttatások	841,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	152,0			
					3						Dologi kiadások	428,7			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			51,6	
					7						Felújítások			3,0	
					8						Egyéb felhalmozási célú kiadások			2,0	
2											**Fejezeti kezelésű előirányzatok**				
	2										Célelőirányzatok				
		1									Állami kitüntetések	467,0			
		2									Köztársasági elnök közcélú felajánlásai, adományai	73,0			
		3									Államfői Protokoll kiadásai				
			1								Államfői Protokoll kiadásai	449,5			
	4										Fejezeti tartalék	26,3			

II. KÖZTÁRSASÁGI ELNÖKSÉG	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**2 438,0**	**0,0**	**-2 438,0**
Hazai felhalmozási költségvetés	**56,6**	**0,0**	**-56,6**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
II. fejezet összesen	**2 494,6**	**0,0**	**-2 494,6**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	III. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											III. ALKOTMÁNYBÍRÓSÁG				
1											**Alkotmánybíróság**				
				1							*Működési költségvetés*				
					1						Személyi juttatások	1 250,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	249,8			
					3						Dologi kiadások	459,7			
					4						Ellátottak pénzbeli juttatásai	43,3			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			70,0	

III. ALKOTMÁNYBÍRÓSÁG	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	2 003,4	0,0	-2 003,4
Hazai felhalmozási költségvetés	70,0	0,0	-70,0
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
III. fejezet összesen	2 073,4	0,0	-2 073,4

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	IV. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						IV. ALAPVETŐ JOGOK BIZTOSÁNAK HIVATALA									
1						**Alapvető Jogok Biztosának Hivatala**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	897,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	157,9			
					3						Dologi kiadások	342,5			
					5						Egyéb működési célú kiadások	4,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			205,5	

IV. ALAPVETŐ JOGOK BIZTOSÁNAK HIVATALA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**1 401,9**	**0,0**	**-1 401,9**
Hazai felhalmozási költségvetés	**205,5**	**0,0**	**-205,5**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
IV. fejezet összesen	**1 607,4**	**0,0**	**-1 607,4**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	V. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											V. ÁLLAMI SZÁMVEVŐSZÉK				
1											**Állami Számvevőszék**		17,0		3,0
				1							*Működési költségvetés*				
					1						Személyi juttatások	8 105,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 562,6			
					3						Dologi kiadások	1 104,7			
					5						Egyéb működési célú kiadások	2,0			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			520,5	
					7						Felújítások			36,8	

V. ÁLLAMI SZÁMVEVŐSZÉK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**10 774,3**	**17,0**	**-10 757,3**
Hazai felhalmozási költségvetés	**557,3**	**3,0**	**-554,3**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
V. fejezet összesen	**11 331,6**	**20,0**	**-11 311,6**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	VI.FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
											VI. BÍRÓSÁGOK				
1											**Bíróságok**		2 066,1		
				1							*Működési költségvetés*				
					1						Személyi juttatások	73 801,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	14 924,5			
					3						Dologi kiadások	18 527,2			
					4						Ellátottak pénzbeli juttatásai	15,0			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			6 519,8	
					7						Felújítások			266,0	
2											Kúria		192,0		
				1							*Működési költségvetés*				
					1						Személyi juttatások	2 830,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	552,0			
					3						Dologi kiadások	287,1			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			46,0	
3											Fejezeti kezelésű előirányzatok				
	1										Beruházás				
		2									Igazságszolgáltatás beruházásai			5 583,0	
	3										Igazságszolgáltatás működtetése	1 561,9			

VI. BÍRÓSÁGOK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	112 499,6	2 258,1	-110 241,5
Hazai felhalmozási költségvetés	12 414,8	0,0	-12 414,8
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
VI. fejezet összesen	124 914,4	2 258,1	-122 656,3

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	VIII.FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											VIII. ÜGYÉSZSÉG				
1											Ügyészségek		37,0		65,0
				1							*Működési költségvetés*				
					1						Személyi juttatások	36 038,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	6 378,3			
					3						Dologi kiadások	4 303,2			
					5						Egyéb működési célú kiadások	6,8			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			2 699,6	
					7						Felújítások			30,0	
					8						Egyéb felhalmozási célú kiadások			70,0	
3											Fejezeti kezelésű előirányzatok				
	4										Jogerősen megállapított kártérítések célelőirányzata	30,0			

VIII. ÜGYÉSZSÉG	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**46 756,7**	**37,0**	**-46 719,7**
Hazai felhalmozási költségvetés	**2 799,6**	**65,0**	**-2 734,6**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
VIII. fejezet összesen	**49 556,3**	**102,0**	**-49 454,3**

millió forintban

Cím szám	Al-cím szám	Jog-cím csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím csop. név	Jog-cím név	Elő-ir. csop. név	IX. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI				
1											**A helyi önkormányzatok általános működésének és ágazati feladatainak támogatása**				
	1										A helyi önkormányzatok működésének általános támogatása	173 601,4			
	2										A települési önkormányzatok egyes köznevelési feladatainak támogatása	191 479,9			
	3										A települési önkormányzatok egyes szociális és gyermekjóléti feladatainak támogatása	163 672,8			
	4										A települési önkormányzatok gyermekétkeztetési feladatainak támogatása	82 482,2			
	5										A települési önkormányzatok kulturális feladatainak támogatása	14 743,1			
2											**A helyi önkormányzatok működési célú kiegészítő támogatásai**				
	1										A helyi önkormányzatok általános feladatainak működési célú támogatása	36 354,2			
	2										A települési önkormányzatok egyes szociális és gyermekjóléti feladatainak működési célú támogatása	21 941,1			
	3										A települési önkormányzatok kulturális feladatainak működési célú támogatása	26 669,5			
3											**A helyi önkormányzatok felhalmozási célú kiegészítő támogatásai**			28 102,5	

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	710 944,2	0,0	-710 944,2
Hazai felhalmozási költségvetés	28 102,5	0,0	-28 102,5
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
IX. fejezet összesen	739 046,7	0,0	-739 046,7

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	X. F E J E Z E T	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											X. IGAZSÁGÜGYI MINISZTÉRIUM				
1											**Igazságügyi Minisztérium igazgatása**		1 080,2		
				1							*Működési költségvetés*				
					1						Személyi juttatások	3 978,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	705,8			
					3						Dologi kiadások	1 960,4			
					5						Egyéb működési célú kiadások	10,0			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			51,6	
2											**Mádl Ferenc Összehasonlító Jogi Intézet**				
				1							*Működési költségvetés*				
					1						Személyi juttatások	506,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	102,1			
					3						Dologi kiadások	95,1			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			7,6	
20											**Fejezeti kezelésű előirányzatok**				
	2										Célelőirányzatok				
		1									IM felügyelete alá tartozó szervezetek és szakmai programok támogatása	257,0			
		2									A jogászképzés színvonalának emelését célzó programok támogatása	490,0			
		4									Igazságszolgáltatási szervek részvétele a jogszabályelőkészítésben	120,0			
		10									Igazságügyi regionális együttműködés	15,0			
		17									A büntetőeljárásról szóló törvény alapján megállapított kártalanítás	120,0			
		18									Jogi segítségnyújtás	249,0			
		19									Magyar alkotmányos identitás kifejezésre juttatása, nemzettudat, jogvédelem és jogérvényesítés	10,0			
		20									Bűncselekmények áldozatainak kárenyhítése	100,0			
		27									Nemzetközi kötelezettségek teljesítése	60,0			
		28									Magán- és egyéb jogi személyek kártérítése	6 000,0			
	25										Fejezeti általános tartalék	71,3			

X. IGAZSÁGÜGYI MINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	14 850,6	1 080,2	-13 770,4
Hazai felhalmozási költségvetés	59,2	0,0	-59,2
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
X. fejezet összesen	14 909,8	1 080,2	-13 829,6

millió forintban

Cím szám	Al-cím szám	Jog-cím csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím csop. név	Jog-cím név	Elő-ir. csop. név	XI. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											XI. MINISZTERELNÖKSÉG				
1											**Miniszterelnökség igazgatása**		1 308,5		1,4
				1							*Működési költségvetés*				
					1						Személyi juttatások	13 361,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 294,6			
					3						Dologi kiadások	8 684,1			
					4						Ellátottak pénzbeli juttatásai	41,0			
					5						Egyéb működési célú kiadások	36,9			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			855,0	
					7						Felújítások			221,0	
					8						Egyéb felhalmozási célú kiadások			1,4	
3											**Nemzetstratégiai Kutató Intézet**		4,4		
				1							*Működési költségvetés*				
					1						Személyi juttatások	816,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	170,0			
					3						Dologi kiadások	334,8			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			38,0	
5											**Magyarország Európai Unió melletti Állandó Képviseletének igazgatása**				
				1							*Működési költségvetés*				
					1						Személyi juttatások	4 029,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	565,5			
					3						Dologi kiadások	907,7			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			68,3	
7											**Nemzeti Örökség Intézete**		140,0		
				1							*Működési költségvetés*				
					1						Személyi juttatások	641,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	104,8			
					3						Dologi kiadások	1 496,6			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			6,5	
12											**Fővárosi, megyei kormányhivatalok és járási kormányhivatalok**		41 635,5		8,0
				1							*Működési költségvetés*				
					1						Személyi juttatások	155 285,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	28 208,2			
					3						Dologi kiadások	28 014,2			
					5						Egyéb működési célú kiadások	897,1			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			4 675,0	
					7						Felújítások			2 269,6	
					8						Egyéb felhalmozási célú kiadások			8,0	
14											**Nemzeti Közszolgálati Egyetem**		2 406,1		
				1							*Működési költségvetés*				
					1						Személyi juttatások	7 495,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 350,4			
					3						Dologi kiadások	6 079,2			
					4						Ellátottak pénzbeli juttatásai	230,8			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			270,4	
18											**Felsőbbfokú Tanulmányok Intézete**		10,2		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	XI. FEJEZET — Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve	2020. évi előirányzat: Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
				1		*Működési költségvetés*				
					1	Személyi juttatások	401,1			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	70,7			
					3	Dologi kiadások	143,8			
30						**Fejezeti kezelésű előirányzatok**				
	1					Célelőirányzatok				
		6				Nemzeti Sírkerthez és Emlékhelyekhez kapcsolódó kiadások	74,1			
		7				A Versenyszféra és a Kormány Állandó Konzultációs Fórumával kapcsolatos kiadások	580,0		20,0	
		8				Antall József Politika- és Társadalomtudományi Tudásközpont Alapítvány támogatása	814,2		10,0	
		9				"Az Élet Menete" Alapítvány támogatása	70,0			
		10				Az Országos Közszolgálati Érdekegyeztető Tanács tevékenységében közreműködő szervezetek támogatása	430,0		20,0	
		11				Budapest és a fővárosi agglomeráció fejlesztése				
			1			KKBK Kiemelt Kormányzati Beruházások Központja Nonprofit Zrt. szakmai feladatainak ellátása	986,0			
			2			Kulcsfontosságú budapesti közlekedési beruházások előkészítése			3 981,3	
			3			Budapest Bozsik Stadion labdarúgó sportlétesítmény-fejlesztése			4 199,6	
			4			Nemzeti Olimpiai Központ beruházás támogatása			2 426,4	
			5			Kemény Ferenc Program			9 600,0	
			6			Nemzeti Korcsolyázó Központ fejlesztése	0,6		1 077,2	
			8			A fővárosi kerületi kezelésű, belterületi, és külterületi, valamint a közigazgatási határán található és ezekhez közvetlenül kapcsolódó szilárd burkolat nélküli utak szilárd burkolattal történő ellátása			5 000,0	
			10			Új budapesti multifunkcionális sport- és rendezvénycsarnok megvalósításának támogatása			35 000,0	
			11			Fővárosi Közfejlesztések Tanácsa által jóváhagyott fejlesztések támogatása	10,5		3 489,5	
			13			Cziffra György Roma Oktatási és Kulturális Központ beruházása			2 500,0	
		17				Magyarországi Zsidó Örökség Közalapítvány működéséhez és feladatainak ellátásához szükséges hozzájárulás	590,0			
		18				Holocaust Dokumentációs Központ és Emlékgyűjtemény Közalapítvány	200,0		20,0	
		19				Alapítvány a Kelet- és Közép-európai Kutatásért és Képzésért	140,0		10,0	
		26				Karitatív Tanács tagjai által koordinált feladatok	1 016,5			
		28				Üldözött keresztények segítésének feladatai				
			1			Ösztöndíjprogram támogatása	920,0			
			3			Hungary Helps Program	3 000,0			
			5			Hungary Helps Ügynökség Nonprofit Zrt. szakmai feladatainak ellátása	300,0			
		29				Nemzeti Együttműködési Alap	7 723,2			
		30				Egyházi célú központi költségvetési hozzájárulások				
			1			Egyházi közgyűjtemények és közművelődési intézmények támogatása	3 172,6			
			2			Hittanoktatás támogatása	3 600,0			
			3			Egyházi alapintézmény-működés, SZJA rendelkezés és kiegészítése	13 513,6			
			4			Átadásra nem került ingatlanok utáni járadék	19 330,0			
			5			Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka - Bevett egyházak	2 600,0			
			6			Külhonban szolgálatot teljesítő egyházi személyek támogatása - Határon túli egyház és annak belső egyházi jogi személye	420,0			
			7			Egyházi épített örökség védelme és egyéb beruházások	0,5		7 300,1	
			8			Egyházi közösségi célú programok támogatása	810,0			
			9			Vallási közösségek támogatása	81,2		40,0	
			10			Határon túli egyházi intézmények fejlesztésének támogatása			300,0	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XI. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
			12						Egyházi személyek eszközellátásának támogatása					200,0	
			13						Görögkatolikus Metropólia támogatása			300,0		3 050,0	
			16						Kórházakban és egészségügyi intézményekben lelkészi, illetve lelkigondozói szolgálatot végzők támogatása			800,0			
			17						A külhoni és diaszpórában élő magyarság hitéleti tevékenységének támogatása			500,0			
			28						Egyházi közfeladatellátási és közösségi célú beruházások támogatása					12 000,0	
		31						Nemzetiségi célú költségvetési támogatások							
			1						Nemzetiségi támogatások			3 388,3		650,0	
			2						Országos nemzetiségi önkormányzatok és média támogatása			1 704,9			
			3						Országos nemzetiségi önkormányzatok által fenntartott intézmények támogatása			1 159,7			
			4						Nemzetiségi intézmények támogatása beruházásra, felújításra, pályázati önrészre			294,7		1 946,0	
			5						A hazai nemzetiségi közösségek céljait szolgáló projektek támogatása					1 640,0	
		35						Lakitelek Népfőiskola beruházásával összefüggő feladatok						6 000,0	
		37						Országos Építésügyi és Területrendezési e-Nyilvántartás működtetése				296,2		56,0	
		38						Építésügyi, építészeti és településügyi feladatok				585,6		101,3	
		39						Dokumentációs Központ működtetése, fenntartása és fejlesztése				124,2		23,9	
		41						Magyar Falu Program							
			1						Falusi Útalap					50 000,0	
			2						Magyar Falu Program alprogramjainak támogatása					40 000,0	
		42						Közép- és Kelet-európai Történelem és Társadalom Kutatásért Közalapítvány támogatása							
			1						Közép- és Kelet-európai Történelem és Társadalom Kutatásért Közalapítvány működésének támogatása			820,0			
			2						Közép- és Kelet-európai Történelem és Társadalom Kutatásért Közalapítvány szakmai feladatainak támogatása			4 740,0		1 000,0	
			3						Kertész Imre Intézet működésével és feladatellátásával kapcsolatos kiadások			650,0			
		43						Kulturális örökségvédelmi szakmai feladatok				83,0		419,1	
		44						Világörökségi törvényből adódó feladatok ellátása				114,9		24,0	
		45						Magyar Kormánytisztviselői Kar működésének támogatása				79,8			
		47						Kék Bolygó Klímavédelmi Alapítvány támogatása				1 200,0			
		48						Nemzeti emlékhelyekkel kapcsolatos feladatok ellátása						49,4	
		49						Európai Tett és Védelem Ligával kapcsolatos kiadások				500,0			
		50						Határontúli műemlék-felújítási program				36,7		463,3	
		55						Területrendezési feladatok				49,3			
		57						Kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása gazdasági társaságok részére							
			1						Gödöllői Királyi Kastély Közhasznú Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatai ellátásának támogatása			246,3			
			2						Helikon Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása			356,6			
			5						Millenáris Tudományos Kulturális Közhasznú Nonprofit Kft.kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása			5,3			
			6						Eszterháza Kulturális, Kutató- és Fesztiválközpont Közhasznú Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatatok ellátásának támogatása			974,9		25,4	
			7						Nemzeti Örökségvédelmi Fejlesztési Nonprofit Kft. kulturális fejlesztési, örökségvédelmi és egyéb feladatai ellátásának támogatása			2 575,5		947,2	
			9						Várkapitányság Nonprofit Zrt. kulturális fejlesztési, örökségvédelmi és egyéb feladatok ellátásának támogatása			4 767,7		194,7	
		58						Örökségvédelmi civil szervezetek támogatása				3,7			

millió forintban

Cím szám	Alcím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Alcím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XI. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
		59						Európa Kulturális Fővárosa 2023 cím viselésével kapcsolatos feladatok támogatása						5 000,0	
		60						Fővárosi és megyei kormányhivatalok működésével kapcsolatos egyéb feladatok				714,4			
		63						Szabadságharcosokért Közalapítvány támogatása				200,0			
		66						Kormányablak program megvalósítása				35,3		63,0	
		68						Károlyi József Alapítvány támogatása				60,0			
		73						Nemzetközi kötelezettségek teljesítése				20,0			
		74						Egyes kiemelt rekonstrukciók és szakmai programok támogatása				50,0			
		75						Nemzeti Hauszmann Terv						11 196,6	
		76						AVICENNA Kutatási Nonprofit Kft. működésének támogatása				200,0			
		78						Modern Városok Program						85 000,0	
		80						Borsi, Rákóczi-kastély helyreállítása						250,9	
		81						Szabolcs-Szatmár-Bereg megye és Kárpátalja fejlesztési feladatok				648,5		1 400,0	
		86						Népi Építészeti Program				110,2		1 389,8	
		88						Nemzeti Kastélyprogram				3,3		1 128,2	
		90						Nemzeti Várprogram				1,1		460,0	
		92						Habsburg Ottó Alapítvány működéséhez és feladatainak ellátásához szükséges hozzájárulás				400,0			
		93						Településképi- és Okos Város feladatok				60,0			
		94						Közép-Duna menti térségfejlesztési feladatok						3 150,0	
		95						Magyarország Barátai Alapítvány támogatása				200,0			
	2						Fejezeti általános tartalék					1 994,3			
	3						Határon túli magyarok programjainak támogatása								
		1						Nemzetpolitikai tevékenység támogatása				5 210,0		200,0	
	5						Fővárosi és megyei kormányhivatalok peres ügyei					10,0			
	7						Európai uniós fejlesztési programok								
		1						EU utazási költségtérítések				340,0	340,0		
32						**Központi kezelésű előirányzatok**									
	4						Települési és területi nemzetiségi önkormányzatok támogatása					2 145,3			
	5						A PTNM tulajdonosi joggyakorlásával kapcsolatos bevételek és kiadások								
		1						Paks II. Atomerőmű Zrt. tőkeemelése						77 000,0	
		2						PIP Közép-Duna Menti Térségfejlesztési Nonprofit Kft. tőkeemelése						10 000,0	
	7						A Miniszterelnökség tulajdonosi joggyakorlásával kapcsolatos bevételek és kiadások								
		2						Miniszterelnökség tulajdonosi joggyakorlásába tartozó gazdasági társaságok működéséhez szükséges hozzájárulás				200,0			
		4						Széchenyi Programiroda Tanácsadó és Szolgáltató NKft. működéséhez szükséges hozzájárulás				50,0			

XI. MINISZTERELNÖKSÉG	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	360 714,8	45 504,7	-315 210,1
Hazai felhalmozási költségvetés	398 436,1	9,4	-398 426,7
Európai uniós fejlesztési költségvetés	340,0	340,0	0,0
XI. fejezet összesen	759 490,9	45 854,1	-713 636,8

millió forintban

Cím szám	Al-cím szám	Jog-cím csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím csop. név	Jog-cím név	Elő-ir. csop. név	XII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat			
												Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
											XII. AGRÁRMINISZTÉRIUM				
1											Agrárminisztérium igazgatása		129,0		15,0
				1							*Működési költségvetés*				
					1						Személyi juttatások	6 260,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 158,0			
					3						Dologi kiadások	1 935,1			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			60,7	
					8						Egyéb felhalmozási célú kiadások			8,0	
2											Nemzeti Élelmiszerlánc-biztonsági Hivatal		10 469,2		
				1							*Működési költségvetés*				
					1						Személyi juttatások	6 405,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 184,3			
					3						Dologi kiadások	6 114,4			
					5						Egyéb működési célú kiadások	1 646,2			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			1 005,7	
					7						Felújítások			280,0	
4											Ménesgazdaságok		2 996,3		33,3
				1							*Működési költségvetés*				
					1						Személyi juttatások	686,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	137,4			
					3						Dologi kiadások	2 791,1			
					5						Egyéb működési célú kiadások	0,3			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			283,7	
6											Mezőgazdasági középfokú szakoktatás intézményei		5 204,0		5,8
				1							*Működési költségvetés*				
					1						Személyi juttatások	18 082,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 009,7			
					3						Dologi kiadások	4 356,0			
					4						Ellátottak pénzbeli juttatásai	120,3			
					5						Egyéb működési célú kiadások	1,5			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			1 661,5	
					7						Felújítások			29,0	
					8						Egyéb felhalmozási célú kiadások			0,6	
7											Magyar Mezőgazdasági Múzeum és Könyvtár		155,0		
				1							*Működési költségvetés*				
					1						Személyi juttatások	445,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	79,0			
					3						Dologi kiadások	157,0			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			0,5	
8											Nemzeti Agrárkutatási és Innovációs Központ		2 116,6		6,0
				1							*Működési költségvetés*				
					1						Személyi juttatások	3 215,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	588,7			
					3						Dologi kiadások	2 269,6			
					5						Egyéb működési célú kiadások	0,9			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			69,6	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
10						**Nemzeti Biodiverzitás- és Génmegőrzési Központ**							185,3		
				1						*Működési költségvetés*					
					1						Személyi juttatások	765,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	143,1			
					3						Dologi kiadások	591,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			240,0	
12						**Országos Meteorológiai Szolgálat**							1 239,7		3,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 076,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	203,2			
					3						Dologi kiadások	564,2			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			53,4	
					8						Egyéb felhalmozási célú kiadások			3,0	
14						**Nemzeti park igazgatóságok**							6 047,8		23,3
				1						*Működési költségvetés*					
					1						Személyi juttatások	7 346,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 254,2			
					3						Dologi kiadások	4 483,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			461,5	
					7						Felújítások			29,2	
					8						Egyéb felhalmozási célú kiadások			7,2	
17						**Nemzeti Földügyi Központ**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 325,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	245,5			
					3						Dologi kiadások	622,1			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			130,4	
20						**Fejezeti kezelésű előirányzatok**									
	2						Környezetvédelmi célelőirányzatok								
		1						Szigetközi ökológiai monitoring feladatok támogatása				54,0			
		2						Hortobágyi Természetvédelmi és Génmegőrző Nonprofit Kft. szakmai feladatainak támogatása				453,9			
		3						Környezetvédelmi pályázatok támogatása				622,8			
		8						A védett természeti területek védettségi szintje helyreállításának költségei				570,1		25,0	
		9						Természetvédelmi kártalanítás				570,2		25,0	
		10						Természetvédelmi pályázatok támogatása				900,6		333,0	
		14						Állami feladatok átvállalása a Nemzeti Környezetvédelmi Program megvalósításában				81,0			
		15						Környezeti elemek védelme				223,2			
		21						Az Országos Levegőterhelés-csökkentési Program végrehajtásával és a levegőminőség javításával kapcsolatos kiadások				91,8		4,0	
		40						Bükki Csillagda megvalósítása						179,8	
	3						Agrár célelőirányzatok								
		2						Agrár-tudásátadás támogatása				72,3			
		4						Határon átnyúló agrár- és vidékfejlesztési feladatok támogatása				518,9			
		5						Tanyafejlesztési Program				47,8		1 657,4	
		6						Hungarikumok és a nemzeti értéktár megőrzésének, népszerűsítésének támogatása				490,5			
		8						Agrárágazati szakmai civil szervezetek és képviseletek támogatása				110,0			
		10						Parlagfű elleni közérdekű védekezés végrehajtásának támogatása				44,1			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — XII. FEJEZET	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		13				Osztatlan földtulajdon kimérésének költségei	2 586,2			
		16				Ágazati gazdasági és hivatásrendi kamarák állami feladatainak támogatása	12,6			
		19				Állami génmegőrzési feladatok támogatása	705,2			
		20				Hegyközségek Nemzeti Tanácsa	548,3		210,0	
		21				Pálinka Nemzeti Tanács	70,0			
		25				Nemzetközi szervezetek tagsági díjai és nemzetközi együttműködések	1 615,9			
		31				Magyar Agrár-, Élelmiszergazdasági és Vidékfejlesztési Kamara közfeladatainak támogatása	3 740,7			
		33				Lovassport és lósport támogatása	185,0			
		35				Állatvédelem támogatása	69,7			
		36				Agrármarketing célelőirányzat	694,6			
		37				Herman Ottó Intézet működésének és az általa ellátott közfeladatok támogatása	584,4			
		39				Zártkerti Program támogatása	1 000,0			
		40				Nemzeti Öntözési Központ támogatása	285,0		15,0	
		41				Öntözésfejlesztési feladatok támogatása	489,6		5 040,4	
	5					Nemzeti támogatások				
		3				Állattenyésztési feladatok	1 300,0			
		4				A sertéságazat helyzetét javító stratégiai intézkedések támogatása	866,2		250,0	
		5				Vadgazdálkodás támogatása	361,0			
		6				Nemzeti Erdőstratégia				
			3			Erdőfelújítás, erdők a klímaváltozásban	128,0			
			4			Erdészeti környezeti nevelés	23,4		113,5	
		8				Nemzeti agrártámogatások	77 220,0			
		9				Állami halgazdálkodási feladatok támogatása	283,3			
		10				Nemzeti agrárkár-enyhítés	8 600,0	4 300,0		
		11				Erdei kisvasutak üzemeltetési támogatása	45,0			
		12				Sertések reprodukciós zavarokkal és légzőszervi tünetekkel járó szindrómájától való mentesítés támogatása	872,4			
		13				Agrár vállalkozások hitelgarancia rendszerének erősítése	5 000,0			
	6					Állat, növény- és GMO-kártalanítás	1 200,0			
	8					Állami tulajdonú társaságok szakmai feladatainak támogatása				
		1				Állami ménesbirtokok szakmai feladatainak támogatása	121,0			
		2				Állami erdőgazdasági társaságok szakmai feladatainak támogatása	500,0			
	13					Peres ügyek	96,3			
	14					Fejezeti általános tartalék	130,4			
	20					Európai uniós fejlesztési programok				
		1				Uniós programok kiegészítő támogatása				
			1			Méhészeti Nemzeti Program	1 366,[illegible]			
			2			Igyál tejet program	3 824,2			
			3			Egyes speciális szövetkezések (TÉSZ) támogatása	4 080,0			
			4			Egyes állatbetegségek megelőzésének és felszámolásának támogatása	800,0			
			5			Iskolagyümölcs program	2 352,2			

XII. AGRÁRMINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**193 450,8**	**32 842,9**	**-160 607,9**
Hazai felhalmozási költségvetés	**12 177,1**	**86,4**	**-12 090,7**
Európai uniós fejlesztési költségvetés	**12 422,4**	**0,0**	**-12 422,4**
XII. fejezet összesen	**218 050,3**	**32 929,3**	**-185 121,0**

millió forintban

Cím szám	Alcím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Alcím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XIII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
						XIII. HONVÉDELMI MINISZTÉRIUM									
1						**Honvédelmi Minisztérium**									
	1						Honvédelmi Minisztérium igazgatása								
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 521,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	771,9			
					3						Dologi kiadások	513,7			
					4						Ellátottak pénzbeli juttatásai	27,1			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			20,0	
					8						Egyéb felhalmozási célú kiadások			1,0	
	2						Egyéb HM szervezetek						2 182,2		1 172,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	8 239,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 345,1			
					3						Dologi kiadások	91 478,4			
					4						Ellátottak pénzbeli juttatásai	497,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			10 728,5	
					7						Felújítások			4 035,4	
					8						Egyéb felhalmozási célú kiadások			1 079,0	
2						**Magyar Honvédség**							5 635,8		145,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	117 567,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	19 280,2			
					3						Dologi kiadások	59 071,2			
					4						Ellátottak pénzbeli juttatásai	929,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			176 491,6	
					7						Felújítások			2 598,0	
					8						Egyéb felhalmozási célú kiadások			145,0	
3						**Katonai Nemzetbiztonsági Szolgálat**							200,0		11,7
				1						*Működési költségvetés*					
					1						Személyi juttatások	13 025,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 186,8			
					3						Dologi kiadások	7 072,3			
					4						Ellátottak pénzbeli juttatásai	54,6			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			87,6	
					8						Egyéb felhalmozási célú kiadások			11,7	
6						**MH Egészségügyi Központ**							30 402,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	26 612,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	4 761,9			
					3						Dologi kiadások	11 536,6			
					4						Ellátottak pénzbeli juttatásai	146,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			267,6	
7						**Kratochvil Károly Honvéd Középiskola és Kollégium**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	413,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	72,4			

millió forintban

Cím szám	Al- cím szám	Jog- cím- csop. szám	Jog- cím szám	Elő- ir. csop. szám	Kie- melt előir. szám	Cím név	Al- cím név	Jog- cím- csop. név	Jog- cím név	Elő- ir. csop. név	XIII. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo- zási kiadás	Felhalmo- zási bevétel
					3						Dologi kiadások	0,7			
					4						Ellátottak pénzbeli juttatásai	3,1			
8											**Fejezeti kezelésű előirányzatok**				
	2										Ágazati célelőirányzatok				
		1									NATO és EU felajánlás alapján kialakításra kerülő készenléti alegységek alkalmazásának kiadásai (NRF, Battle Group, DCM és NFIU)	100,0			
		3									Honvédelem érdekében tevékenykedő civil szervezetek és érdekképviseleti szervek támogatása				
			6								Honvédelem érdekében tevékenykedő civil szervezetek pályázati támogatása	70,0			
			19								Honvédelem érdekében tevékenykedő civil szervezetek és érdekképviseleti szervek támogatása	425,0		75,0	
		4									Hadisírgondozás támogatása				
			3								Civil szervezetek hadisírgondozással, hadisírkutatással kapcsolatos tevékenységének támogatása	12,0			
		5									Nonprofit korlátolt felelősségű társaságok támogatása	1 511,0			
		6									Honvédelmi Sportszövetség támogatása				
			1								Honvédelmi Sportszövetség működésének támogatása	1 286,0			
		25									Hozzájárulás a NATO Biztonsági Beruházási Programjához			8 332,0	
		39									Alapítványok, közalapítványok támogatása				
			1								Magyar Futball Akadémia Alapítvány támogatása	75,0			
			2								MH Szociálpolitikai Közalapítvány által ellátott feladatok támogatása	63,0			
			3								Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz	14 000,0			
		40									Nemzetközi tagdíjak, tagdíj jellegű befizetések				
			1								Hozzájárulás a NATO költségvetéséhez	3 800,0			
			2								Hozzájárulás az EU védelmi célú közös finanszírozású védelmi alapjaihoz	616,2			
		46									Egyéb honvédelmi működési kiadások	20 090,9			

XIII. HONVÉDELMI MINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	412 177,6	38 420,4	-373 757,2
Hazai felhalmozási költségvetés	203 872,4	1 328,7	-202 543,7
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
XIII. fejezet összesen	616 050,0	39 749,1	-576 300,9

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XIV. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat			
												Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											XIV. BELÜGYMINISZTÉRIUM				
1											**Belügyminisztérium igazgatása**		10 954,8		
				1							*Működési költségvetés*				
					1						Személyi juttatások	9 678,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 692,1			
					3						Dologi kiadások	1 774,8			
					4						Ellátottak pénzbeli juttatásai	4,0			
					5						Egyéb működési célú kiadások	11 112,3			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			33,8	
2											**Nemzeti Védelmi Szolgálat**				
				1							*Működési költségvetés*				
					1						Személyi juttatások	4 722,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	807,4			
					3						Dologi kiadások	576,5			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			30,9	
4											**Terrorelhárítási Központ**		150,0		
				1							*Működési költségvetés*				
					1						Személyi juttatások	13 801,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 407,7			
					3						Dologi kiadások	2 343,8			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			908,4	
					7						Felújítások			300,0	
5											**Büntetés-végrehajtás**		3 715,6		
				1							*Működési költségvetés*				
					1						Személyi juttatások	45 751,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	6 628,4			
					3						Dologi kiadások	19 003,9			
					4						Ellátottak pénzbeli juttatásai	2,7			
					5						Egyéb működési célú kiadások	747,6			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			2 850,1	
					7						Felújítások			578,2	
					8						Egyéb felhalmozási célú kiadások			113,0	
7											**Rendőrség**		6 134,4		
				1							*Működési költségvetés*				
					1						Személyi juttatások	242 558,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	42 332,0			
					3						Dologi kiadások	43 394,8			
					5						Egyéb működési célú kiadások	826,6			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			7 903,2	
					7						Felújítások			1 659,7	
					8						Egyéb felhalmozási célú kiadások			105,0	
8											**Alkotmányvédelmi Hivatal**		27,4		20,0
				1							*Működési költségvetés*				
					1						Személyi juttatások	8 905,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 595,8			
					3						Dologi kiadások	1 260,8			
				2							*Felhalmozási költségvetés*				

millió forintban

Cím szám	Al-cím szám	Jog-cím csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím csop. név	Jog-cím név	Elő-ir. csop. név	XIV. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
					6						Beruházások			106,4	
					8						Egyéb felhalmozási célú kiadások			20,0	
9											Nemzetbiztonsági Szakszolgálat		280,0		23,0
				1							*Működési költségvetés*				
					1						Személyi juttatások	14 955,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 554,3			
					3						Dologi kiadások	4 782,4			
					5						Egyéb működési célú kiadások	0,4			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			2 705,0	
					8						Egyéb felhalmozási célú kiadások			43,9	
10											Terrorelhárítási Információs és Bűnügyi Elemző Központ				
				1							*Működési költségvetés*				
					1						Személyi juttatások	1 656,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	293,1			
					3						Dologi kiadások	1 253,8			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			79,6	
12											BM Országos Katasztrófavédelmi Főigazgatóság		3 183,2		
				1							*Működési költségvetés*				
					1						Személyi juttatások	60 673,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	9 888,4			
					3						Dologi kiadások	9 492,1			
					5						Egyéb működési célú kiadások	18,4			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			3 706,5	
					7						Felújítások			606,7	
					8						Egyéb felhalmozási célú kiadások			18,0	
13											Országos Idegenrendészeti Főigazgatóság		454,4		
				1							*Működési költségvetés*				
					1						Személyi juttatások	6 096,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 069,9			
					3						Dologi kiadások	3 250,1			
					4						Ellátottak pénzbeli juttatásai	20,0			
					5						Egyéb működési célú kiadások	189,6			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			206,8	
17											Vízügyi Igazgatóságok		3 280,7		
				1							*Működési költségvetés*				
					1						Személyi juttatások	17 026,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 189,0			
					3						Dologi kiadások	17 703,7			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			4 375,0	
20											Fejezeti kezelésű előirányzatok				
	1										Ágazati célfeladatok				
		1									Szigetközi vízpótló rendszer üzemeltetése	90,0		30,0	
		2									Energia-racionalizálás			100,3	100,3
		3									A légimentéssel összefüggő kiadások	2 127,5			
		50									Víz-, környezeti és természeti katasztrófa kárelhárítás	1 200,0			
		55									A kormányzati hálózatok konszolidációja, kapacitásainak, teljesítményének növelése és intézmények hálózati hozzáféréseinek, kapcsolatainak fejlesztése című európai uniós projekt hazai kiegészítő támogatásának biztosítása	3 000,0			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XIV. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		56						Kormányzati infokommunikációs szolgáltatások				66 552,1			
		63						Központi közigazgatási irattárazással kapcsolatos szakmai feladatok ellátása				403,2			
	2						Alapítványok és társadalmi önszerveződések támogatása								
		2						Társadalmi önszerveződések támogatása							
			3						Országos Polgárőr Szövetség			1 050,0			
			5						Önkéntes tűzoltóegyesületek és mentőszervezetek támogatása			700,0			
			11						Társadalmi szervezetek, alapítványok támogatása			175,0			
			12						Személy-, Vagyonvédelmi és Magánnyomozói Szakmai Kamara egyes feladatainak támogatása			20,0			
	3						Gazdasági társaságok által ellátott feladatok támogatása					81,7			
	4						Egyéb feladatok támogatása								
		1						"Útravaló" ösztöndíj program				1 700,0			
		2						Biztos Kezdet Gyerekházak				830,0			
	5						Társadalmi felzárkózást segítő programok								
		1						Roma Szakkollégiumi Hálózat				542,6		3,2	
		2						Tanoda program				2 506,1			
		3						Roma kultúra támogatása				52,1			
		4						Társadalmi, gazdasági, területi hátránykiegyenlítést elősegítő programok, szakkollégiumok				432,3		15,0	
		5						Felzárkózás-politika koordinációja				29,5			
		6						Roma ösztöndíj programok				1 052,4			
		7						Multifunkcionális Nemzetiségi - Roma Módszertani, Oktatási és Kulturális Központ				79,2			
		8						Budapesti Roma Oktatási és Kulturális Központ				79,4			
		9						Roma nemzetiség pályázatainak támogatása				657,9			
		10						Országos Roma Önkormányzat működési és média támogatása				433,4			
		11						Országos Roma Önkormányzat által fenntartott intézmények támogatása				182,5			
		14						Roma nemzetiségi önkormányzatok, civil szervezetek pályázati támogatása beruházásra, felújításra, pályázati önrészre						360,0	
	8						Önkormányzati tűzoltóságok eszközfejlesztésének támogatása							225,0	
	9						Önkormányzati tűzoltóságok bérrendezésének támogatása					141,2			
	10						Önkormányzati tűzoltóságok normatív támogatása					1 963,0			
	12						Hivatásos életpályával összefüggő kiadások					14 475,5			
	14						A Víz Keretirányelv végrehajtásához szükséges intézkedési program					400,0			
	17						Hivatásos állomány szolgálatteljesítéssel összefüggő egészségügyi alkalmatlanná válásával kapcsolatos életjáradéka					100,0			
	18						Magyar Rendvédelmi Kar					50,0			
	19						A Nemzeti Bűnmegelőzési Stratégia feladatrendszerének támogatása					795,7			
	20						Hivatásos állomány lakhatási feltételeinek javítása					2 815,0			
	21						Tömeges bevándorlás kezeléséhez kapcsolódó kiadások					737,3			
	22						A terrorellenes intézkedések megvalósításához kapcsolódó kiadások					862,9			
	25						Európai uniós fejlesztési programok								
		1						Európai Uniós és nemzetközi projektek/programok megvalósításához kapcsolódó kiadások				492,0	200,0	477,0	
		4						Belügyi Alapok							
			1						Belső Biztonsági Alap			710,0		5 340,0	
			2						Menekültügyi, Migrációs és Integrációs Alap			2 020,0		891,1	
			3						Belügyi Alapok technikai költségkerete			208,1		78,5	
21						**Központi kezelésű előirányzatok**									
	1						K-600 hírrendszer működtetésére					55,0			
	3						Roma települési és területi nemzetiségi önkormányzatok támogatása					1 672,5			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XIV. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	 Működési bevétel	 Felhalmozási kiadás	 Felhalmozási bevétel

XIV. BELÜGYMINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**724 087,8**	**28 180,5**	**-695 907,3**
Hazai felhalmozási költségvetés	**27 083,7**	**143,3**	**-26 940,4**
Európai uniós fejlesztési költségvetés	**10 216,7**	**200,0**	**-10 016,7**
XIV. fejezet összesen	**761 388,2**	**28 523,8**	**-732 864,4**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve (XV. FEJEZET)	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XV. PÉNZÜGYMINISZTÉRIUM				
1						**Pénzügyminisztérium igazgatása**		1 076,7		28,3
				1		*Működési költségvetés*				
					1	Személyi juttatások	13 032,5			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 522,1			
					3	Dologi kiadások	2 359,0			
					5	Egyéb működési célú kiadások	32,3			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			352,9	
					8	Egyéb felhalmozási célú kiadások			28,3	
2						**Nemzeti Adó- és Vámhivatal**		4 893,8		244,9
				1		*Működési költségvetés*				
					1	Személyi juttatások	117 226,6			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	20 438,7			
					3	Dologi kiadások	49 013,2			
					4	Ellátottak pénzbeli juttatásai	2,9			
					5	Egyéb működési célú kiadások	234,8			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			8 545,6	
					7	Felújítások			1 540,0	
					8	Egyéb felhalmozási célú kiadások			244,8	
5						**Közbeszerzési és Ellátási Főigazgatóság**		6 105,4		
				1		*Működési költségvetés*				
					1	Személyi juttatások	5 039,8			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	974,8			
					3	Dologi kiadások	30 600,8			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			2 423,2	
					7	Felújítások			1 488,5	
8						**Magyar Államkincstár**		14 600,3		
				1		*Működési költségvetés*				
					1	Személyi juttatások	35 776,7			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	6 853,0			
					3	Dologi kiadások	13 960,3			
					5	Egyéb működési célú kiadások	1 615,4			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			5 029,6	
					7	Felújítások			383,7	
					8	Egyéb felhalmozási célú kiadások			21,8	
16						**Európai Támogatásokat Auditáló Főigazgatóság**		2 367,2		206,3
				1		*Működési költségvetés*				
					1	Személyi juttatások	1 661,0			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	542,0			
					3	Dologi kiadások	858,7			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			206,6	
25						**Fejezeti kezelésű előirányzatok**				
	2					Ágazati célelőirányzatok				
		5				Kárrendezési célelőirányzat				
			1			Függő kár kifizetés	240,0			
			2			Járadék kifizetés	3 300,0			
			3			Tőkésítésre kifizetés	10,0			

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XV. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
		6									Ár- és belvízvédelmi kártalanítási feladatok	0,1			
		7									Hozzájárulás a könyvvizsgálói közfelügyeleti rendszer működtetéséhez	2,0		1,0	
		10									Kincstár informatikai stratégiájának végrehajtása	750,0		2 250,0	
	4										Területfejlesztési feladatok				
		1									Területfejlesztéssel összefüggő feladatok	456,6		14,0	
		5									Pest megyei fejlesztések	316,0		7 184,0	
	5										Belgazdasági feladatok				
		7									Nagyvállalati beruházási támogatások			15 000,0	
	7										Egyéb fejezeti kezelésű előirányzatok				
		2									Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok	378,9			
		3									A 2007-2013. évek közötti operatív programok visszaforgó pénzeszközeinek felhasználása és kezelése			27 986,8	27 986,8
		4									Nemzetgazdasági programok	131,7			
		7									Fejezeti általános tartalék	239,6			
		8									Az egykori Pénzügyminisztérium épületének rekonstrukciójával összefüggő beruházások támogatása	457,5		18 129,4	
	9										Munkaerőpiaci és képzési feladatok				
		1									Országos Foglalkoztatási Közhasznú Nonprofit Kft. támogatása	264,0		8,3	
		3									ÁPB-k szakmai programjainak támogatása	73,5			
	11										Árfolyamkockázat és egyéb, EU által nem térített kiadások	690,0			
	20										Európai uniós fejlesztési programok				
		2									Európai Területi Együttműködés (2014-2020)				
			1								Duna Transznacionális Program	742,0	258,3	19,5	
			2								Interreg CENTRAL EUROPE transznacionális együttműködési program	506,2	100,0	14,5	
			3								INTERREG EUROPE Interregionális Együttműködési Program	184,0		4,8	
			4								INTERACT III Interregionális Együttműködési Program	12,0			
26											Központi kezelésű előirányzatok				
	2										Központi tartalékok				
		3									Céltartalékok				
			1								Közszférában foglalkoztatottak bérkompenzációja	6 000,0			
			2								Különféle kifizetések	2 000,0			
			3								Ágazati életpályák és bérintézkedések	152 178,9			
			4								Hazai bölcsődefejlesztési program			5 000,0	
		4									Beruházás Előkészítési Alap			10 000,0	

XV. PÉNZÜGYMINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	470 233,4	29 043,4	-441 190,0
Hazai felhalmozási költségvetés	105 838,5	28 466,3	-77 372,2
Európai uniós fejlesztési költségvetés	1 483,0	358,3	-1 124,7
XV. fejezet összesen	577 554,9	57 868,0	-519 686,9

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XVII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XVII. INNOVÁCIÓS ÉS TECHNOLÓGIAI MINISZTÉRIUM									
1						**Innovációs és Technológiai Minisztérium igazgatása**							28 016,3		41,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	15 877,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 751,7			
					3						Dologi kiadások	5 342,8			
					4						Ellátottak pénzbeli juttatásai	0,3			
					5						Egyéb működési célú kiadások	22 185,4			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			236,8	
					8						Egyéb felhalmozási célú kiadások			34,0	
4						**Országos Atomenergia Hivatal**							2 654,9		
				1						*Működési költségvetés*					
					1						Személyi juttatások	2 059,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	369,6			
					3						Dologi kiadások	1 903,2			
					5						Egyéb működési célú kiadások	658,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			145,1	
5						**Magyar Bányászati és Földtani Szolgálat**							2 250,9		
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 085,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	208,2			
					3						Dologi kiadások	715,6			
					5						Egyéb működési célú kiadások	800,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			25,4	
6						**Nemzeti Akkreditáló Hatóság**							330,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	289,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	50,6			
					3						Dologi kiadások	208,6			
					5						Egyéb működési célú kiadások	10,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			4,9	
7						**Nemzeti Szakképzési és Felnőttképzési Hivatal**							311,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 399,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	265,7			
					3						Dologi kiadások	601,8			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			84,7	
8						**Szakképzési Centrumok**							2 615,3		140,8
				1						*Működési költségvetés*					
					1						Személyi juttatások	104 817,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	19 124,0			
					3						Dologi kiadások	24 261,6			
					4						Ellátottak pénzbeli juttatásai	871,2			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 114,6	
					7						Felújítások			2 867,0	
9						**Szellemi Tulajdon Nemzeti Hivatala**							4 022,9		5,2

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XVII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat			
												Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
				1					*Működési költségvetés*						
					1						Személyi juttatások	1 582,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	320,1			
					3						Dologi kiadások	1 565,2			
					5						Egyéb működési célú kiadások	176,9			
				2					*Felhalmozási költségvetés*						
					6						Beruházások			383,6	
11											**Kormányzati Informatikai Fejlesztési Ügynökség**		870,6		
				1					*Működési költségvetés*						
					1						Személyi juttatások	1 293,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	229,3			
					3						Dologi kiadások	4 387,2			
					5						Egyéb működési célú kiadások	0,7			
				2					*Felhalmozási költségvetés*						
					6						Beruházások			9,7	
20											**Fejezeti kezelésű előirányzatok**				
	32										Közlekedési ágazati programok				
		1									A közösségi közlekedés összehangolása	424,8		27,0	
		2									Közúthálózat fenntartás és működtetés	94 105,8	2 000,0		
		3									Útdíj rendszerek működtetése	29 910,0			
		6									Belvízi hajózási alapprogram			0,1	
		10									Vasúthálózat fejlesztése	446,7		35 946,8	
		11									Közúti közlekedésbiztonság javítása és szakképzési feladatok	2 350,0	2 400,0	50,0	
		12									Közúti közlekedéssel összefüggő környezetvédelmi feladatok	190,0	230,0	40,0	
		13									Zajtérképezés EU tagállami feladatai	63,8		15,0	
		28									Kiemelt közúti projektek	100,1		200 248,0	
		29									Légiszállítási szolgáltatások	1 000,3			
		33									Budapest-Belgrád vasútvonal magyarországi szakaszának felújítása	2 337,2		61 242,9	
		34									Határ menti közúti fejlesztések előkészítése	0,9		1 692,2	
		37									Kerékpáros létesítmények működtetése	873,9		150,0	
		39									Regionális repülőterek működésének támogatása	428,0			
		43									Tengelysúly-mérő rendszer üzemeltetése	2 141,7			
		44									Határkikötők működtetése	259,6			
		45									Folyami információs szolgáltatások üzemeltetése	547,4			
		49									Kerékpáros létesítmények fejlesztése	5,3		10 637,0	
		50									Városi közúti projektek	0,3		619,0	
	33										Hazai fejlesztési programok				
		2									Hungaroring Sport Zrt. támogatása	14 793,8			
		3									Gazdaságfejlesztést szolgáló célelőirányzat	5 000,0			
		4									Hazai fejlesztési programok célelőirányzat	20,9			
		5									Intézményi kezességi díjtámogatások	3 100,0			
		6									Balaton fejlesztési feladatok támogatása	55,0		164,2	
		24									Lovassport projektek támogatása	179,4			
	34										Infokommunikációs ágazati programok				
		1									Infokommunikációs szolgáltatások, konszolidáció	1 243,2			
		2									Nemzeti Infokommunikációs Stratégia (NIS) végrehajtásához kapcsolódó feladatok	9 790,2			
	35										Klíma-, energia- és zöldgazdaság-politikai ágazati programok				
		1									Uránércbánya hosszú távú környezeti kárelhárítás	672,8		100,0	
		2									Épületenergetikai pályázati program			398,6	
		4									Zöldgazdaság Finanszírozási Rendszer	3 880,0		34 788,5	
		5									Bányanyitási feladatok kiadásai	189,2		42,4	
		13									LIFE Program önerő támogatás	100,0			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XVII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		14						Víziközművek Állami Rekonstrukciós Alapja				1 494,8			
		15						Hulladék-gazdálkodási feladatok támogatása				14 438,2			
		16						Karolina bánya külfejtés tájrendezése				1 748,7			
		17						Az Országos Hulladékgazdálkodási Terv megvalósításával összefüggő feladatok				139,5			
	37						Közreműködő szervezetek közhasznú tevékenységének támogatása								
		3						Épületenergetikával és energiahatékonysággal összefüggő feladatok ellátása				174,7		20,0	
	38						Egyéb feladatok								
		1						Nemzetközi tagdíjak				502,8			
		3						Kormányzati szakpolitikai feladatok				6 291,8			
		7						Állami többletfeladatok				59,2		821,2	
		10						Az NFP Nemzeti Fejlesztési Programiroda Nonprofit Kft. szakmai feladatai				1 083,8			
		14						Megyei (fővárosi) kereskedelmi és iparkamarák mellett működő békéltető testületek támogatása				398,6			
		15						Fogyasztói érdekek képviseletét ellátó egyesületek támogatása				80,7			
		17						Bányabezárás				1 054,9		21,3	
		24						A hulladékgazdálkodási ideiglenes közszolgáltatás indokolt többletköltségei és kapcsolódó kártalanítása				49,8			
		30						Kiemelt nemzeti emlékhely környezete rekonstrukciójának támogatása						597,9	
		35						Gazdasági társaságok feladatellátásának támogatása				43,0			
	64						Belgazdasági feladatok								
		1						Teljesítésigazolási Szakértői Szerv működési támogatása				150,5		0,5	
		2						Az ágazat védelmi felkészítésének állami feladatai a honvédelmi törvény alapján				4,2			
		3						Nemzetközi szabványosítási feladatok				170,0			
		4						Irinyi terv végrehajtása							
			1						Irinyi Terv iparstratégiai támogatásai			1 246,1		1 246,2	
			2						Beszállítói-fejlesztési Program			1 020,0		1 968,1	
			4						Ipar 4.0. program					1 431,4	
		5						Az építőipari ágazat technológiai korszerűsítésére, hatékonyságának növelésére irányuló támogatás				222,[illegible]		5 757,4	
		8						MKIK támogatása				50,0			
	65						Munkaerőpiaci és képzési feladatok								
		1						Szakképzési Centrumok által ellátott felnőttoktatási tevékenység finanszírozása				5 823,3			
		3						Váci Fejlesztő Központ létrehozása és működtetése				332,0			
	66						Kutatási és fejlesztési feladatok								
		10						Vagyonkezelő alapítvány által fenntartott intézmény feladatainak támogatása				6 705,3			
21						**Központi kezelésű előirányzatok**									
	1						Közszolgáltatások ellentételezése								
		1						Közlekedési közszolgáltatások költségtérítése							
			1						A vasúti pályahálózat működtetésének költségtérítése			106 104,3			
			2						Vasúti személyszállítási közszolgáltatások költségtérítése			173 000,0			
			3						Autóbusszal végzett személyszállítási közszolgáltatások költségtérítése			90 000,0			
			4						Vasúti személyszállítás korábbi költségtérítéseinek elszámolása			459,6			
			6						Elővárosi közösségi közlekedés költségtérítése			14 258,6			
	3						Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások								
		2						Koncessziós bevételek							
			1						Bányakoncessziós díj				1 000,0		
		3						Kibocsátási egységek értékesítéséből származó bevételek							
			1						Légiközlekedési kibocsátási egységek értékesítési bevétele						307,[illegible]
			2						Egyéb kibocsátási egységek értékesítési bevétele						77 069,6

millió forintban

Cím szám	Al-cím szám	Jog-cím csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím csop. név	Jog-cím név	Elő-ir. csop. név	XVII. F E J E Z E T	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
	5										Mecseki uránbányászok baleseti járadékainak és egyéb kártérítési kötelezettségeinek átvállalása	200,0			

XVII. INNOVÁCIÓS ÉS TECHNOLÓGIAI MINISZTÉRIUM	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	816 930,2	46 701,9	-770 228,3
Hazai felhalmozási költségvetés	362 931,5	77 563,8	-285 367,7
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
XVII. fejezet összesen	1 179 861,7	124 265,7	-1 055 596,0

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XVIII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XVIII. KÜLGAZDASÁGI ÉS KÜLÜGYMINISZTÉRIUM									
1						**Külgazdasági és Külügyminisztérium központi igazgatása**							188,6		16,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	10 132,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 615,2			
					3						Dologi kiadások	3 689,2			
					4						Ellátottak pénzbeli juttatásai	131,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			158,4	
					7						Felújítások			50,0	
					8						Egyéb felhalmozási célú kiadások			16,0	
2						**Külképviseletek igazgatása**							7 537,6		110,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	54 704,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	5 974,2			
					3						Dologi kiadások	14 790,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			6 966,5	
					7						Felújítások			2 245,7	
					8						Egyéb felhalmozási célú kiadások			145,6	
4						**Információs Hivatal**							180,0		46,2
				1						*Működési költségvetés*					
					1						Személyi juttatások	6 604,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 119,6			
					3						Dologi kiadások	6 030,2			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 605,2	
					7						Felújítások			107,3	
					8						Egyéb felhalmozási célú kiadások			90,0	
5						**Nemzeti Befektetési Ügynökség**							76,0		4,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 286,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	235,2			
					3						Dologi kiadások	1 275,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			66,6	
					8						Egyéb felhalmozási célú kiadások			20,0	
7						**Fejezeti kezelésű előirányzatok**									
	1						Célelőirányzatok								
		1						Beruházás ösztönzési célelőirányzat				234,3		79 765,7	
		2						Kötött segélyhitelezés				17 900,0			
		3						Külgazdaság fejlesztési célelőirányzat				4 440,0			
		4						Kereskedelemfejlesztési célú támogatások				450,0			
		5						Közép-európai külgazdaságfejlesztési célelőirányzat				1 450,0			
		6						Külgazdasági és Külügyminisztérium felügyelete alá tartozó szervezetek és szakmai programok támogatása				239,1			
		15						Kulturális diplomáciai projektek támogatása				300,0			
		16						Állami protokoll támogatása				240,0			
		19						Űrtevékenységekkel kapcsolatos feladatok				2 171,[illegible]			
		22						MFK NKft. működési támogatása				148,1			
		23						Az egységes külképviseleti rendszer adminisztratív-technikai működésének, fenntartásának támogatása				900,0			
		24						Mexikói földrengés okozta károk helyreállításának támogatása				1 145,4			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XVIII. FEJEZET — Kiemelt előirányzat neve	2020. évi előirányzat: Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		25				Csángó-Magyar Együttműködési Program Támogatása	598,8		1 433,2	
		26				Európai Területi Társulások támogatása	195,0			
		27				Gül Baba Türbéje Örökségvédő Alapítvány támogatása	608,6		41,4	
		28				Demokrácia Központ Közalapítvány támogatása	350,1			
		29				Külföldi magyar emlékek megőrzése	35,0			
		30				Nemzeti Hidrodiplomáciai és Vízipari Export Program támogatása	195,0			
		31				Határon Átnyúló Kezdeményezések Közép-európai Segítő Szolgálata	64,9			
		32				Határon túli gazdaságfejlesztési programok támogatása	3 469,4		29 030,6	
		33				Stipendium Hungaricum	32 988,6			
	3					Nemzetközi tagdíjak és európai uniós befizetések				
		1				Nemzetközi tagdíjak és kötelező jellegű, önkéntes hozzájárulások	6 660,8			
		2				Európai uniós befizetések	9 450,1			
		3				Az afgán nemzeti biztonsági erők fenntartásához szükséges pénzügyi hozzájárulás	143,0			
	4					Nemzetközi fejlesztési együttműködés és humanitárius segélyezés				
		1				Nemzetközi Fejlesztési Együttműködés	545,1		704,9	
	5					Peres ügyek	9,0			
	7					Fejezeti általános tartalék	249,4			
8						**Központi kezelésű előirányzatok**				
	1					Vállalkozások folyó támogatása				
		1				Normatív támogatások				
			1			Eximbank Zrt. kamatkiegyenlítése	19 200,[illegible]			
	2					Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások				
		1				Eximbank Zrt. tőkeemelése	7 300,0			

XVIII. **KÜLGAZDASÁGI ÉS KÜLÜGYMINISZTÉRIUM**	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**219 269,5**	**7 982,2**	**-211 287,3**
Hazai felhalmozási költségvetés	**122 447,1**	**176,2**	**-122 270,9**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XVIII. fejezet összesen	**341 716,6**	**8 158,4**	**-333 558,2**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XIX. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
											XIX. UNIÓS FEJLESZTÉSEK				
2											**Fejezeti kezelésű előirányzatok**				
	6										Egyéb uniós előirányzatok				
		8									EGT és Norvég Finanszírozási Mechanizmusok 2014-2021	7 730,1		2 054,9	
		9									Svájci-Magyar Együttműködési Program II.	4 008,0			
	7										Szakmai fejezeti kezelésű előirányzatok				
		1									EU támogatások felhasználásához szükséges technikai segítségnyújtás	8 734,0		1 876,6	
		2									Széchenyi Programiroda Tanácsadó és Szolgáltató Nonprofit Kft uniós feladatainak támogatása	839,0			
	8										Európai uniós programokhoz kapcsolódó tartalék	5 026,4			
	9										2014-2020 közötti kohéziós politikai operatív programok				
		1									Gazdaságfejlesztés és Innovációs OP (GINOP)	190 742,2		324 703,8	
		2									Versenyképes Közép-Magyarország OP (VEKOP)	32 723,2		14 163,0	
		3									Terület- és Településfejlesztési OP (TOP)	13 201,8		141 910,3	
		4									Integrált Közlekedésfejlesztési OP (IKOP)	54,8		380 010,8	
		5									Környezet és Energetikai Hatékonysági OP (KEHOP)	12 043,2		87 512,3	
		6									Emberi Erőforrás Fejlesztési OP (EFOP)	64 284,8		27 261,2	
		7									Közigazgatás- és Közszolgáltatás Fejlesztési OP (KÖFOP)	49 572,3		725,2	
		8									Rászoruló Személyeket Támogató OP (RSZTOP)	381,2			
	10										Európai Területi Együttműködés (2014-2020)				
		6									ETE határmenti programok 2014-2020				
			1								SKHU ETE program	3 734,2	1 993,1	4 949,5	576,0
			2								ROHU ETE program	2 899,3	2 583,0	4 936,5	1 606,9
			3								HU-SER IPA program	1 583,9	1 606,6	1 100,7	631,2
			4								HU-CRO ETE program	2 331,1	1 107,5	951,9	218,2
			5								AU-HU ETE program	2 328,8	2 317,6	97,0	
			6								SI-HU ETE program	580,4	546,0	11,8	
			7								ENI programok	102,7		4,0	
	12										Vidékfejlesztési és halászati programok 2014-2020				
		1									Vidékfejlesztési Program	139 385,7		20 614,3	
		2									Magyar Halgazdálkodási Operatív Program	3 110,2		482,8	
	13										Európai uniós fejlesztési programok				
		1									Európai Hálózatfinanszírozási Eszköz (CEF) projektek	1 620,9		113 891,4	

XIX. UNIÓS FEJLESZTÉSEK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**14 599,4**	**0,0**	**-14 599,4**
Hazai felhalmozási költségvetés	**1 876,6**	**0,0**	**-1 876,6**
Európai uniós fejlesztési költségvetés	**1 657 800,1**	**13 186,0**	**-1 644 614,1**
XIX. fejezet összesen	**1 674 276,1**	**13 186,0**	**-1 661 090,1**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve — XX. FEJEZET	2020. évi előirányzat: Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA				
1						**Emberi Erőforrások Minisztériuma igazgatása**		922,9		
				1		*Működési költségvetés*				
					1	Személyi juttatások	16 459,9			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 917,3			
					3	Dologi kiadások	3 047,0			
					5	Egyéb működési célú kiadások	775,9			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			100,0	
					7	Felújítások			5,6	
2						**Szociális és gyermekvédelmi intézményrendszer**				
	3					Szociális és gyermekvédelmi, gyermekjóléti feladatellátás és irányítás intézményei		25 015,0		0,3
				1		*Működési költségvetés*				
					1	Személyi juttatások	93 899,6			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	14 937,4			
					3	Dologi kiadások	24 130,9			
					4	Ellátottak pénzbeli juttatásai	3 846,3			
					5	Egyéb működési célú kiadások	26,5			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			206,6	
					7	Felújítások			509,0	
3						**Nemzeti Sportközpontok**		3 497,0		3,0
				1		*Működési költségvetés*				
					1	Személyi juttatások	3 782,9			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	652,0			
					3	Dologi kiadások	9 205,3			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			1 794,1	
					7	Felújítások			38,0	
4						**Egyéb kulturális intézmények**		387,4		1,2
				1		*Működési költségvetés*				
					1	Személyi juttatások	1 270,3			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	233,5			
					3	Dologi kiadások	821,8			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			141,4	
					8	Egyéb felhalmozási célú kiadások			1,2	
5						**Egyetemek, főiskolák**		329 990,4		16 811,3
				1		*Működési költségvetés*				
					1	Személyi juttatások	242 166,9			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	43 146,4			
					3	Dologi kiadások	192 291,8			
					4	Ellátottak pénzbeli juttatásai	31 309,6			
					5	Egyéb működési célú kiadások	1 200,8			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			13 018,6	
					7	Felújítások			14 205,9	
					8	Egyéb felhalmozási célú kiadások			62,7	
6						**Egyéb oktatási intézmények**				
	1					Oktatási Hivatal		800,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	5 536,1			

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XX.FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat			
												Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	979,5			
					3						Dologi kiadások	1 573,2			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			8,8	
7											**Egészségügyi és gyógyszerészeti hatósági feladatokat ellátó intézmények**				
	1										Országos Gyógyszerészeti és Élelmezés-egészségügyi Intézet		3.393,5		
				1							*Működési költségvetés*				
					1						Személyi juttatások	2 953,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	474,3			
					3						Dologi kiadások	754,4			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			151,0	
					7						Felújítások			20,0	
8											**Egyéb történetkutató intézetek**				
	1										Rendszerváltás Történetét Kutató Intézet és Archívum				
				1							*Működési költségvetés*				
					1						Személyi juttatások	177,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	32,5			
					3						Dologi kiadások	87,3			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			5,0	
	2										VERITAS Történetkutató Intézet és Levéltár		15,4		
				1							*Működési költségvetés*				
					1						Személyi juttatások	334,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	63,3			
					3						Dologi kiadások	345,0			
9											**Petőfi Irodalmi Múzeum**		405,5		
				1							*Működési költségvetés*				
					1						Személyi juttatások	2 862,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	503,8			
					3						Dologi kiadások	1 091,0			
					5						Egyéb működési célú kiadások	3 009,7			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			318,8	
					7						Felújítások			65,0	
10											**Gyógyító-megelőző ellátás szakintézetei**				
	1										Állami Egészségügyi Ellátó Központ		2 150,3		
				1							*Működési költségvetés*				
					1						Személyi juttatások	24 648,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 494,7			
					3						Dologi kiadások	3 367,5			
					5						Egyéb működési célú kiadások	241,6			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			171,0	
					7						Felújítások			30,0	
	2										Gyógyító-megelőző ellátás intézetei		644 179,6		24,0
				1							*Működési költségvetés*				
					1						Személyi juttatások	326 441,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	57 270,3			
					3						Dologi kiadások	254 216,5			
					4						Ellátottak pénzbeli juttatásai	62,0			
					5						Egyéb működési célú kiadások	90,9			
				2							*Felhalmozási költségvetés*				

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
					6						Beruházások			5 687,5	
					7						Felújítások			1 245,8	
					8						Egyéb felhalmozási célú kiadások			33,0	
	3						Országos Sportegészségügyi Intézet						1 389,2		
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 075,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	194,4			
					3						Dologi kiadások	350,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			2 193,6	
11						**Közgyűjtemények**							4 149,1		5,5
				1						*Működési költségvetés*					
					1						Személyi juttatások	10 997,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 910,3			
					3						Dologi kiadások	5 810,2			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			2 488,0	
					7						Felújítások			215,0	
12						**Művészeti intézmények**							4 568,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	9 389,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 898,7			
					3						Dologi kiadások	4 362,7			
					5						Egyéb működési célú kiadások	0,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1 636,4	
					7						Felújítások			542,9	
13						**Kopp Mária Intézet a Népesedésért és a Családokért**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	410,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	71,6			
					3						Dologi kiadások	237,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			20,0	
14						**Országos Mentőszolgálat**							42 717,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	29 835,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	5 353,5			
					3						Dologi kiadások	9 311,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			10 070,8	
15						**Magyarságkutató Intézet**									
				1						*Működési költségvetés*					
					1						Személyi juttatások	523,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	90,3			
					3						Dologi kiadások	721,6			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			35,0	
16						**Nemzeti Népegészségügyi Központ**							1 884,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 005,6			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	723,5			
					3						Dologi kiadások	12 526,0			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
				2						*Felhalmozási költségvetés*					
					6						Beruházások			59,6	
					7						Felújítások			4,3	
17						**Országos Vérellátó Szolgálat**							15 597,6		
				1						*Működési költségvetés*					
					1						Személyi juttatások	6 412,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 213,2			
					3						Dologi kiadások	9 372,3			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			480,0	
					7						Felújítások			70,0	
18						**Klebelsberg Központ**							7 553,7		
				1						*Működési költségvetés*					
					1						Személyi juttatások	435 571,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	75 653,4			
					3						Dologi kiadások	70 199,5			
					4						Ellátottak pénzbeli juttatásai	1 673,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			9 376,4	
					7						Felújítások			794,5	
19						**Emberi Erőforrás Támogatáskezelő**							1 025,8		40,5
				1						*Működési költségvetés*					
					1						Személyi juttatások	1 048,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	190,8			
					3						Dologi kiadások	400,8			
					5						Egyéb működési célú kiadások	134,2			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			40,6	
20						**Fejezeti kezelésű előirányzatok**									
	2						Normatív finanszírozás								
		2						Nem állami felsőoktatási intézmények támogatása				24 247,0			
		3						Köznevelési célú humánszolgáltatás és működési támogatás				248 587,3			
		4						Hit- és erkölcstanoktatás és tankönyvtámogatás				6 580,1			
		5						Köznevelési szerződések				3 990,5			
	3						Felsőoktatási feladatok támogatása								
		1						Felsőoktatás speciális feladatai				661,2			
		2						Lakitelek Népfőiskola támogatása				625,0			
		5						Francia Egyetem kialakítása a Szegedi Tudományegyetemen				39,6			
		6						Felsőoktatási vagyongazdálkodási feladatok						2 000,0	
	4						Köznevelési feladatok támogatása								
		4						Köznevelés speciális feladatainak támogatása				1 431,5			
		5						Nemzeti Tehetség Program				3 163,8		190,0	
		9						Tarpai sportkollégium támogatása				100,0			
		11						Kis létszámú hit- és erkölcstanoktatás kiegészítő támogatása				800,0			
		12						Erzsébet gyermek- és ifjúsági táborok támogatása				4 375,6		7 900,0	
		14						2019-2027 közötti idegen nyelvi stratégia megvalósítása				35 000,0			
		15						Ingyenes tankönyvellátás támogatása				13 823,7			
	5						Egyéb feladatok támogatása								
		1						Centenáriumi megemlékezések				1 000,0			
		4						Peres ügyek				1 422,0			
		5						Autista gyermekeket gondozó központ támogatása, Lakitelek				50,0			
		7						Hangszercsere program						1 000,0	
		8						Tudatos nemzeti közjogi gondolkodás és a magyar kulturális értékek megőrzése és fejlesztése				300,0			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		18						Határon túli oktatási és kulturális feladatok támogatása							
			1						Határon túli felsőoktatási feladatok támogatása			798,0		2 525,0	
			2						Határon túli kulturális feladatok támogatása			97,5			
			4						Határon túli köznevelési feladatok támogatása			231,5		5,0	
		19						Szociális ágazati fejlesztések, szolgáltatások és programok támogatása				34,8			
	8						Nemzetközi kapcsolatok programjai								
		1						Nemzetközi kétoldalú oktatási és képzési programok				505,4			
		2						Európai Uniós és nemzetközi oktatási és képzési programok				399,7			
		3						Waclaw Felczak Alap				319,7			
		5						Kétoldalú munkatervi feladatok							
			2						Kétoldalú kulturális munkatervi feladatok			4,0			
		10						Kulturális és oktatási szakdiplomáciai feladatok							
			2						Kulturális szakdiplomáciai feladatok			5,4			
	9						EU-tagsággal kapcsolatos feladatok								
		6						EU-tagságból eredő együttműködések							
			2						EU-tagságból eredő kulturális együttműködések			12,3			
	11						Kulturális feladatok és szervezetek támogatása								
		1						Filmszakmai támogatások				142,8			
		3						Az Ópusztaszeri Nemzeti Történeti Emlékpark támogatása				228,8			
		5						Kiemelt és/vagy közösségi nemzetközi és hazai kulturális fesztiválok és események támogatása				750,0			
	12						Közkultúra, kulturális vidékfejlesztés és nemzetiségi kultúra								
		7						Közkultúra, kulturális vidékfejlesztés és nemzetiségi kultúra támogatása							
			1						Közgyűjteményi szakmai feladatok - közgyűjtemények nemzeti értékmentő programja			501,1		28,3	
			2						Közművelődési szakmai feladatok			1 004,8		417,7	
			3						Kulturális szakemberek továbbképzése			119,6			
			4						Csoóri Sándor Alap			3 000,0			
			6						NMI Művelődési Intézet Nonprofit Közhasznú Kft. támogatása			1 198,0			
			7						Közgyűjteményi Digitalizálási Stratégia megvalósítása			670,1		129,9	
	13						Művészeti tevékenységek								
		1						A Magyar Rádió Zenei együtteseinek támogatása				300,0			
		4						Művészeti tevékenységek és egyéb fejezeti feladatok támogatása				3 051,7		112,1	
		5						Előadóművészeti törvény végrehajtásából adódó feladatok (működési és művészeti pályázatok)				1 436,3			
		9						Közkönyvtári kölcsönzési jogdíjak				160,0			
		10						Művészeti nyugdíjsegélyek megtérítése				1 438,6			
		11						A Budapesti Tavaszi Fesztivál és a Budapesti Őszi Fesztivál megrendezésének támogatása				1 950,0			
		13						A 100 Tagú Cigányzenekar támogatása				30,0			
		14						Az előadó-művészeti szervezetek többlettámogatása				37 030,0			
		15						Nemzeti identitás erősítését célzó programok				6 978,0		150,0	
	14						A kábítószer-fogyasztás megelőzésével kapcsolatos feladatok					517,5			
	15						Gyermek és ifjúsági szakmai feladatok								
		3						Ifjúságpolitikai feladatok támogatása							
			2						Gyermek és ifjúsági szakmafejlesztési célok			538,3		60,1	
			3						Báthory István Magyar-Litván Együttműködési Alap			3,0			
			4						Gyermek és Ifjúsági Alapprogram támogatása			80,0			
			5						Új Nemzedék Központ Nonprofit Közhasznú Kft. támogatása			300,0			
			6						Fiatalok első sikeres nyelvvizsgájának támogatása			1 985,5			
			7						Fiatalok vezetői engedélyének megszerzésével összefüggő hozzájárulás			1 138,7			
	16						Szociális szolgáltatások és egyéb szociális feladatok támogatása								

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
		1						Szociális és gyermekjóléti szolgáltatások fejlesztése, szakmai feladatok támogatása				67,3			
		3						Család- és ifjúságügyi fejlesztések, szolgáltatások és programok támogatása				35,1			
		6						Családpolitikai Programok				2 849,7			
		7						Családpolitikai célú pályázatok				65,0		18,0	
		8						Nagycsaládosok személygépkocsi-szerzési támogatása				631,2		9 843,0	
		9						Hazai bölcsőde-, családi bölcsődefejlesztési program nem állami fenntartók részére				32,2		1 455,5	
	17						Egyes szociális pénzbeli támogatások								
		1						Gyermekvédelmi Lakás Alap				1 240,0			
		6						Mozgáskorlátozottak szerzési és átalakítási támogatása				841,0			
		7						GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása				490,0			
	18						Gyermekvédelmi szolgáltatások fejlesztése					98,7		60,0	
	19						Szociális célú humánszolgáltatások								
		1						Szociális célú nem állami humánszolgáltatások támogatása				120 431,3			
		4						Közösségi ellátások, utcai szociális munka, krízisközpont finanszírozása				1 439,2			
		7						Szociális, gyermekjóléti és gyermekvédelmi feladatok ellátási szerződésekkel történő finanszírozása				980,9			
		8						Szociális humánszolgáltatók részére biztosított szociális- és gyermekvédelmi ágazati pótlék, és egyéb ágazati bérrendezéssel összefüggő támogatások				9 956,8			
		9						Állami és köztestületi szociális intézmények részére biztosított ágazati pótlék				22,1			
		10						Egyes szociális és gyermekvédelmi szolgáltatások fejlesztési támogatása				300,0		100,0	
	20						Társadalmi kohéziót erősítő tárcaközi integrációs szociális programok								
		3						Család, esélyteremtési és önkéntes házak, továbbá egyéb esélyteremtési programok támogatása				173,2		4,0	
		4						Az Országos Kríziskezelő és Információs Telefonközpont működésének támogatása				202,5			
		5						Camp Europe Felsőörs Közhasznú Kft. működésének támogatása				100,0			
		6						Fogyatékos személyek esélyegyenlőségét elősegítő programok támogatása				259,9			
		8						Jelnyelvi tolmácsszolgáltatás és elemi látásrehabilitáció támogatása				715,0			
		12						Hajléktalanokhoz kapcsolódó közfeladatok ellátása				496,4			
		13						Autista otthonok, értelmi sérült és halmozottan fogyatékosokat ellátó lakóotthonok támogatása				190,0			
	22						Egészségügyi ágazati előirányzatok								
		2						Egészségügyi ellátási és fejlesztési feladatok				1 196,[illegible]		1 000,0	
		6						Nem központi fenntartású Egészségfejlesztési Irodák támogatása				957,6			
		7						A kollegiális vezetői rendszer működtetése				978,1			
		10						Egészségügyi dolgozók Hepatitis C vírus szűrése, kezelése				598,7			
		11						Nemzeti innovációs onkogenomikai és precíziós onkoterápiás programok elindítása, fejlesztése				500,0			
		13						Kisforgalmú gyógyszertárak működtetési támogatása				1 050,0			
		19						Patika hitelprogram kamattámogatása				69,9			
		20						Egészségügyi szakképzési (rezidens) rendszer működésének támogatása				4 114,0			
		24						Egészségügyi intézmények fejlesztése és rendkívüli támogatása				6 510,2	5 510,2	2 991,3	
		25						Egészséges Budapest Program				4 864,3		35 135,7	
		26						Egyházi fenntartású egészségügyi intézmények kiegészítő támogatása				300,0			
		28						Nemzeti Népegészségügyi Stratégiával összefüggő feladatok				7 859,2			
		29						Természetes fogamzássegítés				139,2			
		31						A Magyarországi Zsidó Hitközségek Szövetsége Szeretetkórház fejlesztése						1 062,1	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		32						Nővérszálló fejlesztés						399,1	
		33						Közép- és Kelet-európai Onkológiai Akadémia Alapítvány támogatása				500,0			
	23						Sporttevékenység támogatása								
		4						Versenysport támogatása				10 872,1			
		5						Országos sportági szakszövetségek akadémia rendszerének kialakítása, továbbá az MLSZ feladatainak támogatása				9 073,0			
		6						Az olimpiai mozgalommal összefüggő, valamint egyéb, a sport stratégiai fejlesztését szolgáló feladatok támogatására							
			1						Versenysport és olimpiai felkészülés szakmai támogatása			3 110,0			
			2						Sporteredmények, sportszakmai tevékenység anyagi elismerése			7 254,0			
			4						Doppingellenes tevékenység sportszakmai feladatai			187,7			
			7						Utánpótlás-nevelési feladatok			2 326,0			
			8						Fogyatékosok sportjának támogatása			907,0			
			10						Nem olimpiai sportágak szakmai támogatása			376,0			
		7						Sportteljesítmények elismerése, megbecsülése				2 140,2			
		9						Sportegészségügyi ellátás támogatása				217,0		18,0	
		23						Szabadidősport támogatása				767,4			
		24						Diák- és hallgatói sport támogatása				640,7			
		25						Sport népszerűsítésével összefüggő kiadások				125,0		900,0	
		28						Stratégiai és sporttudományi innovációs folyamatok működtetése és projektjei				32,7			
		29						Sportági fejlesztési koncepciók megvalósításával összefüggő feladatok támogatása				23 108,[illegible]			
		30						Kiemelt sportegyesületek működésének támogatása				3 400,0			
		31						Sport-táplálkozástudományi intézmény fejlesztése, fenntartása				140,8			
		35						Magyar Országos Korcsolyázó Szövetség támogatása				500,0			
		38						Magyar Természetjáró Szövetség támogatása				450,0			
	24						Sportlétesítmények fejlesztése és kezelése								
		11						Sportlétesítmények fejlesztése és fenntartása							
			2						Sportakadémiák támogatása			9 891,3		108,7	
		12						Magyar Sport Háza támogatása				208,7		57,5	
		34						Gödöllői uszoda beruházás				134,2		1 580,1	
		36						Kiemelt sportegyesületek sportlétesítmény fenntartásának és üzemeltetésének támogatása				3 388,6			
		38						Veszprémi uszoda beruházás				92,3		1 998,2	
		40						Egyedi sportlétesítmény-fejlesztések támogatása				42,8		5 549,9	
		59						Budapesti Pályafejlesztési Program támogatása				467,8		2 032,2	
		62						Pécsi Vasutas Sportkör sportinfrastruktúra-fejlesztéseinek támogatása				144,0		1 354,7	
		63						Határon túli sportinfrastruktúra fejlesztések támogatása						740,6	
		70						Újpesti Torna Egylet sportlétesítmény-fejlesztési program				1 040,9		1 709,0	
		74						A 16 kiemelt sportág sportlétesítmény-fejlesztésének támogatása				237,7		7 742,9	
	25						Felújítások központi támogatása, egyéb fejlesztési támogatások								
		2						Köznevelési intézmények felújítása, beruházása				100,0		895,0	
		52						Mórahalmi Komplex Fejlesztő Centrum létrehozása				1 387,9			
		75						Makó Városi Termál- és Gyógyfürdő (Hagymatikum) fejlesztése						1 277,8	
	26						Alapítványok, közalapítványok által ellátott feladatok és általuk fenntartott intézmények támogatása								
		1						Oktatási alapítványok, közalapítványok							
			2						Közalapítvány a Budapesti Német Nyelvű Egyetemért			184,3			
			14						Autizmus Alapítvány			30,8			
		2						Kulturális alapítványok, közalapítványok							
			10						Egyéb kulturális alapítványok működési és programtámogatása			2 056,8			
			12						Trianon Múzeum Alapítvány (Várpalotai Trianon Múzeum) támogatása			320,0			
	27						Nemzeti Pedagógus Kar működtetésének támogatása					98,0			

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat			
												Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
	28										Gazdasági társaságok által ellátott feladatok támogatása	17 704,1			
	30										Társadalmi, civil és non-profit szervezetek működési támogatása				
		22									Oktatási társadalmi, civil és non-profit szervezetek				
			2								Oktatási társadalmi szervezetek, szövetségek, testületek, egyesületek, bizottságok támogatása	100,0			
		23									Kulturális társadalmi, civil és non-profit szervezetek				
			1								Kárpát-medencei Művészeti Tematikus Népfőiskola	275,0			
			2								Kulturális társadalmi, civil szervezetek, szövetségek, egyesületek támogatása	97,3			
			3								Területi Művelődési Intézmények Egyesülete (TEMI) támogatása	215,0			
			4								Magyar Írószövetség támogatása	30,0			
			5								Tudományos Ismeretterjesztő Társulat támogatása	22,0			
		24									Egészségügyi társadalmi, civil és non-profit szervezetek				
			1								Magyar Vöröskereszt támogatása	100,1			
			2								Magyar Rákellenes Liga támogatása	30,0			
			3								Egészségügyi társadalmi, civil és non-profit szervezetek működési támogatása	36,3			
			4								Magyar ILCO Szövetség Kaposvár támogatása	30,0			
			5								Magyar Gyermekonkológiai Hálózat	20,0			
			6								Daganatos Betegek Lelki Rehabilitációs Otthona	30,0			
			7								Rákbetegek Országos Szervezete	20,0			
			8								Gézengúz Alapítvány a Születési Károsultakért	60,0			
		25									Szociális társadalmi, civil és non-profit szervezetek				
			5								Fogyatékos személyek érdekvédelmi szervezetei; közösségi, szolidaritási és esélyteremtési programok támogatása	171,5			
			6								Értelmi Fogyatékossággal Élők és Segítőik Országos Érdekvédelmi Szövetsége	187,0			
			7								Siketek és Nagyothallók Országos Szövetsége	236,5			
			8								Mozgáskorlátozottak Egyesületeinek Országos Szövetsége	231,0			
			9								Magyar Vakok és Gyengénlátók Országos Szövetsége	236,5			
			10								Magyar Szervátültetettek Országos Sport, Kulturális és Érdekvédelmi Szövetsége	26,5			
			11								Autisták Országos Szövetsége	74,8			
			12								Siketvakok Országos Egyesülete	33,0			
			13								Értelmi Sérülteket Szolgáló Társadalmi Szervezetek és Alapítványok Országos Szövetsége	88,2			
			14								Magyar Máltai Szeretetszolgálat támogatása	182,0			
			15								Baptista Szeretetszolgálat Alapítvány támogatása	21,0			
			16								Katolikus Karitász támogatása	132,0			
			17								Magyar Ökumenikus Segélyszervezet támogatása	180,0			
			18								Magyar Református Szeretetszolgálat	54,0			
			21								Karitatív tevékenységet végző szervezetek támogatása	41,5			
			23								Dévény Anna Alapítvány	46,6			
			24								Kézenfogva Alapítvány	16,1			
			25								Pszichiátriai Érdekvédelmi Fórum	17,7			
			26								Afázia Egyesület	10,0			
			27								Démoszthenész Beszédhibások és Segítőik Országos Érdekvédelmi Egyesülete	10,0			
		26									Sport-, társadalmi, civil és non-profit szervezetek				
			2								Sportköztestületek támogatása	242,6			
		27									Család- és ifjúságügyi társadalmi, civil és non-profit szervezetek és közösségi programok támogatása				
			1								Esélyteremtési és önkéntes programok, feladatok támogatása	107,0			
			2								Családbarát Ország Nonprofit Kft. működésének támogatása	280,0		20,0	
			3								Nagycsaládosok Országos Egyesülete működésének támogatása	100,0			
	39										Fejlesztő foglalkoztatás támogatása	2 605,5			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
	46						Megváltozott munkaképességűek munkaerő-piaci integrációját elősegítő programok					238,5		1,9	
	47						Megváltozott munkaképességű munkavállalók foglalkoztatásának támogatása					43 440,5			
	48						Kincstári díj és pénzügyi tranzakciós illeték					5,5			
	50						Kulturális szakmai feladatok támogatása								
		2						Magyar Állami Operaház Andrássy úti épületének felújítása				2 208,2		2 702,3	
		3						Emlékpont Központ támogatása				22,0			
		4						Modern Opera beruházása						1 000,0	
		5						Árpád-ház Program tudományos-szakmai projektjeinek támogatása				69,0			
		10						Makovecz Imre Alap						1 400,0	
		11						Nemzeti Művelődési Intézet közművelődési szakmai szolgáltatást ellátó új épületének beruházása, Lakitelek						100,0	
		15						A Szolnoki Szigligeti Színház felújítása						2 997,4	
		17						A kecskeméti Katona József Színház felújítása				120,5			
		23						A Millenniumi Pavilon felújítása és egyes kapcsolódó fejlesztések				200,0		1 000,0	
	51						Fejezeti általános tartalék					1 191,3			
21						**Központi kezelésű előirányzatok**									
	1						Nemzeti Család- és Szociálpolitikai Alap								
		1						Családi támogatások							
			1						Családi pótlék			304 829,3			
			2						Anyasági támogatás			6 321,1			
			3						Gyermekgondozást segítő ellátás			60 884,1			
			4						Gyermeknevelési támogatás			10 945,0			
			5						Gyermekek születésével kapcsolatos szabadság megtérítése			3 111,5			
			6						Életkezdési támogatás			7 492,0			
			7						Pénzbeli és természetbeni gyermekvédelmi támogatások			3 546,0			
			8						Gyermektartásdíjak megelőlegezése			862,7			
		2						Korhatár alatti ellátások						
			1						Szolgálati járandóság			72 817,5			
			2						Korhatár előtti ellátás, balettművészeti életjáradék			13 089,9			
		3						Jövedelempótló és jövedelemkiegészítő szociális támogatások						
			1						Átmeneti bányászjáradék, szénjárandóság kiegészítése és kereset-kiegészítése			8 186,0			
			2						Mezőgazdasági járadék			1 255,8			
			3						Fogyatékossági támogatás és a vakok személyi járadéka			38 968,7			
			4						Politikai rehabilitációs és más nyugdíj-kiegészítések			13 113,2			
			5						Házastársi pótlék			2 233,2			
			6						Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás)			21,7			
			7						Megváltozott munkaképességűek kereset-kiegészítése			336,2			
			8						Járási szociális feladatok ellátása			88 391,9			
		4						Különféle jogcímen adott térítések						
			1						Közgyógyellátás			17 009,7			
			2						Egészségügyi feladatok ellátásával kapcsolatos hozzájárulás			5 400,0			
			4						Folyósított ellátások utáni térítés			1 917,3			
	3						Gyógyszertári tulajdoni hányad állami elővásárlás kiadása							250,0	
	4						Gyógyszertári tulajdoni hányad értékesítéséből származó bevétel								1,0
	5						Tulajdonosi joggyakorlással kapcsolatos bevételek és kiadások								
		1						Az Állami Egészségügyi Ellátó Központ tulajdonosi joggyakorlásával kapcsolatos bevételek						
			1						Ingatlanvagyon értékesítéséből befolyó bevételek						2,0
			2						Egyéb vagyonnal kapcsolatos bevételek				2,0		
		2						Az Állami Egészségügyi Ellátó Központ tulajdonosi joggyakorlásával kapcsolatos kiadások						

millió forintban

Cím szám	Al-cím szám	Jog-cím csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím csop. név	Jog-cím név	Elő-ir. csop. név	XX. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
			1								Ingatlanok fenntartásával járó kiadások	1,0			
			2								Az Állami Egészségügyi Ellátó Központ rábízott vagyonába tartozó társaságok tőkeemelése			1,0	
			3								Az Állami Egészségügyi Ellátó Központ rábízott vagyonába tartozó társaságokhoz kapcsolódó egyéb kiadások	1,0			

XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	3 479 602,6	1 095 154,4	-2 384 448,2
Hazai felhalmozási költségvetés	167 870,1	16 888,8	-150 981,3
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
XX. fejezet összesen	3 647 472,7	1 112 043,2	-2 535 429,5

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Elő-ir. csop. név / Kiemelt előirányzat neve (XXI. FEJEZET)	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXI. MINISZTERELNÖKI KABINETIRODA				
1						**Miniszterelnöki Kabinetiroda**				
				1		*Működési költségvetés*				
					1	Személyi juttatások	3 820,8			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	694,6			
					3	Dologi kiadások	1 218,2			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			214,7	
2						**Nemzeti Kommunikációs Hivatal**		100,0		
				1		*Működési költségvetés*				
					1	Személyi juttatások	323,7			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	64,0			
					3	Dologi kiadások	219,7			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			28,2	
20						**Fejezeti kezelésű előirányzatok**				
	1					Célelőirányzatok				
		1				Kormányfői protokoll	349,1			
		2				Kormányzati kommunikációval és konzultációval kapcsolatos feladatok	23 910,0			
		5				Batthyány Lajos Alapítvány működéséhez és feladatainak ellátásához szükséges hozzájárulás	3 500,0			
		6				Fejezeti általános tartalék	58,1			
		8				Tihanyi Alapítvány támogatása	300,0			
		11				Turisztikai fejlesztési célelőirányzat	30 708,3		59 471,7	
		12				Közösségépítő kezdeményezések támogatása	1 500,0			
		13				Kommentár Alapítvány támogatása	2 000,0			
		14				Aktív Magyarországért felelős kormánybiztos tevékenységével összefüggő feladatok	680,4		120,0	
		15				Magyarországi nyaralóhajózás alapjainak és hátterének megteremtése	154,9		842,1	
		16				Téry Ödön Nemzeti Turistaház-fejlesztési Program	52,7		947,3	
		17				Aktív kikapcsolódást szolgáló programok, beruházások	1 000,0		1 000,0	
		19				Magyar Corvin-lánc Testület támogatása	72,6		6 608,4	
		21				Nemzetközi tagdíjak	51,2			
		23				Aktív- és Ökoturisztikai Fejlesztési Központ Nonprofit Korlátolt Felelősségű Társaság	1 138,1		65,0	
		24				Kiemelt társadalmi kapcsolatok	11 000,0			
		25				Digitális Kormányzati Ügynökség Zrt. működtetése	1 000,0			
21						**Központi kezelésű előirányzatok**				
	2					A Magyar Turisztikai Ügynökség Zrt. tulajdonosi joggyakorlásával kapcsolatos bevételek és kiadások				
		1				A Magyar Turisztikai Ügynökség Zrt. tulajdonosi joggakorlása alá tartozó társaságok támogatása	89,8			

XXI. MINISZTERELNÖKI KABINETIRODA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**83 906,2**	**100,0**	**-83 806,2**
Hazai felhalmozási költségvetés	**69 297,4**	**0,0**	**-69 297,4**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXI. fejezet összesen	**153 203,6**	**100,0**	**-153 103,6**

millió forintban

Cím szám	Al-cím szám	Jog-cím csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím csop. név	Jog-cím név	Elő-ir. csop. név	XXII. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											XXII. MINISZTERELNÖKI KORMÁNYIRODA				
1											Miniszterelnöki Kormányiroda		351,3		
				1							*Működési költségvetés*				
					1						Személyi juttatások	3 910,1			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	708,5			
					3						Dologi kiadások	676,3			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			254,2	
2											Szerencsejáték Felügyelet				
				1							*Működési költségvetés*				
					1						Személyi juttatások	1 151,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	213,8			
					3						Dologi kiadások	183,8			
					5						Egyéb működési célú kiadások	0,1			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			5,8	
19											Fejezeti kezelésű előirányzatok				
	1										Célelőirányzatok				
		1									Felelős játékszervezési tevékenység támogatása	72,3		65,7	
		3									Autópálya rendelkezésre állási díj	119 200,0			
		4									Hozzájárulás a Művészetek Palotájának működtetéséhez	11 281,2			
		5									Hozzájárulás a sportlétesítmények PPP bérleti díjához	62,2			
		6									A Nemzeti Dohánykereskedelmi Nonprofit Zrt. működtetése	800,0			
		7									Nemzetközi tagdíjak	62,0			
		8									Magán és egyéb jogi személyek kártérítése	1,3			
		9									Nemzeti Infrastruktúra Fejlesztő Zrt. működési támogatása	5 694,2			
		10									Az NFP Nemzeti Fejlesztési Programiroda Nonprofit Kft. működtetése	244,1			
		11									Állami többletfeladatok	116,3			
											1 - 19. cím összesen:	**144 377,6**	**351,3**	**325,7**	
20											Kormányzati Ellenőrzési Hivatal				
	1										Kormányzati Ellenőrzési Hivatal		1,0		3,6
				1							*Működési költségvetés*				
					1						Személyi juttatások	869,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	158,5			
					3						Dologi kiadások	161,7			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			7,8	
											20. cím összesen:	**1 190,0**	**1,0**	**7,8**	**3,6**
21											Központi kezelésű előirányzatok				
	2										Peres ügyek	2 000,0			
	3										Egyetemes postai szolgáltató méltánytalan többletterhének megtérítése	4 800,0			
	4										Központi tartalékok				
			1								Rendkívüli kormányzati intézkedések	110 000,0			
			2								Országvédelmi Alap	378 000,0			

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt elöir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XXII. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											XXII. MINISZTERELNÖKI KORMÁNYIRODA	Kiadás	Bevétel		Egyenleg
											Hazai működési költségvetés	640 367,6	352,3		-640 015,3
											Hazai felhalmozási költségvetés	333,5	3,6		-329,9
											Európai uniós fejlesztési költségvetés	0,0	0,0		0,0
											XXII. fejezet összesen	640 701,1	355,9		-640 345,2

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XXX. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											XXX. GAZDASÁGI VERSENYHIVATAL				
1											Gazdasági Versenyhivatal igazgatása		25,0		
				1							*Működési költségvetés*				
					1						Személyi juttatások	1 326,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	240,5			
					3						Dologi kiadások	661,6			
					5						Egyéb működési célú kiadások	20,0			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			95,0	
2											Fejezeti kezelésű előirányzatok				
	1										OECD ROK	167,2	8,1		
	2										Fejezeti tartalék	45,8			

XXX. GAZDASÁGI VERSENYHIVATAL	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	2 461,9	33,1	-2 428,8
Hazai felhalmozási költségvetés	95,0	0,0	-95,0
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
XXX. fejezet összesen	2 556,9	33,1	-2 523,8

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XXXI. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXXI. KÖZPONTI STATISZTIKAI HIVATAL									
1						**Központi Statisztikai Hivatal**							787,8		27,9
				1						*Működési költségvetés*					
					1						Személyi juttatások	10 225,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 826,1			
					3						Dologi kiadások	2 402,1			
					5						Egyéb működési célú kiadások	0,7			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			5 721,1	
					7						Felújítások			20,0	
					8						Egyéb felhalmozási célú kiadások			32,8	
4						**KSH Könyvtár**							5,0		
				1						*Működési költségvetés*					
					1						Személyi juttatások	160,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	27,2			
					3						Dologi kiadások	31,6			
5						**KSH Népességtudományi Kutató Intézet**							268,5		
				1						*Működési költségvetés*					
					1						Személyi juttatások	188,4			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	32,7			
					3						Dologi kiadások	178,9			
6						**Fejezeti kezelésű előirányzatok**									
	1						Statisztikai Elemző Központ Korlátolt Felelősségű Társaság támogatása					859,2			

XXXI. KÖZPONTI STATISZTIKAI HIVATAL	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**15 933,3**	**1 061,3**	**-14 872,0**
Hazai felhalmozási költségvetés	**5 773,9**	**27,9**	**-5 746,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXXI. fejezet összesen	**21 707,2**	**1 089,2**	**-20 618,0**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XXXIII. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA									
1						**MTA Titkárság Igazgatása, tiszteletdíjak**							27,2		15,0
				1						*Működési költségvetés*					
					1						Személyi juttatások	6 478,2			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	894,5			
					3						Dologi kiadások	310,3			
					4						Ellátottak pénzbeli juttatásai	42,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			14,9	
					8						Egyéb felhalmozási célú kiadások			15,0	
2						**MTA Könyvtár és Információs Központ**							5 556,5		
				1						*Működési költségvetés*					
					1						Személyi juttatások	644,9			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	128,0			
					3						Dologi kiadások	5 321,6			
					5						Egyéb működési célú kiadások	23,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			18,0	
5						**MTA egyéb intézmények**									
	1						MTA Létesítménygazdálkodási Központ						918,4		
				1						*Működési költségvetés*					
					1						Személyi juttatások	514,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	94,1			
					3						Dologi kiadások	817,5			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			25,8	
	2						MTA Jóléti intézmények						316,9		
				1						*Működési költségvetés*					
					1						Személyi juttatások	353,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	67,6			
					3						Dologi kiadások	236,6			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			1,0	
	3						MTA Területi Akadémiai Bizottságok Titkársága						64,1		
				1						*Működési költségvetés*					
					1						Személyi juttatások	151,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	32,6			
					3						Dologi kiadások	76,3			
	4						Széchenyi Irodalmi és Művészeti Akadémia Titkársága						0,5		
				1						*Működési költségvetés*					
					1						Személyi juttatások	11,3			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2,1			
					3						Dologi kiadások	6,7			
6						**Fejezeti kezelésű előirányzatok**									
	1						Társadalmi szervezetek és alapítványok támogatása (tudományos társaságok, Nagy Imre Alapítvány, Bolyai Műhely Alapítvány)					80,9			
	2						Határon túli magyar tudósok és tudományos szervezetek támogatása					121,3			
	3						Tudományos könyv- és folyóirat-kiadás támogatása					153,3			
	8						Nemzetközi kapcsolatok és nemzetközi tagdíjak					199,0			
	10						Szakmai feladatok teljesítése					348,4			

millió forintban

Cím szám	Al-cím szám	Jog-cím csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím csop. név	Jog-cím név	Elő-ir. csop. név	XXXIII. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA												Kiadás	Bevétel	Egyenleg	
											Hazai működési költségvetés	17 110,2	6 883,6	-10 226,6	
											Hazai felhalmozási költségvetés	74,7	15,0	-59,7	
											Európai uniós fejlesztési költségvetés	0,0	0,0	0,0	
											XXXIII. fejezet összesen	17 184,9	6 898,6	-10 286,3	

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XXXIV. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat			
												Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											XXXIV. MAGYAR MŰVÉSZETI AKADÉMIA				
1											**MMA Titkársága**				
	1										MMA Titkárság Igazgatása, köztestületi feladatok				
				1							*Működési költségvetés*				
					1						Személyi juttatások	5 740,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	506,9			
					3						Dologi kiadások	1 015,2			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			136,6	
2											**Magyar Építészeti Múzeum**				
				1							*Működési költségvetés*				
					1						Személyi juttatások	389,8			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	71,9			
					3						Dologi kiadások	313,7			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			132,3	
3											**MMA Kutatóintézet**				
				1							*Működési költségvetés*				
					1						Személyi juttatások	160,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	29,4			
					3						Dologi kiadások	62,8			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			23,0	
4											**Fejezeti kezelésű előirányzatok**				
	1										Országos művészeti társaságok, szövetségek támogatása	105,0			
	2										Magyar Művészetek Háza programok	642,1			
	3										Nemzetközi programok, konferenciák, nemzetközi tagdíjak	14,9			
	6										Kutatási tevékenység támogatása	54,5			
	7										Pályázati alapok	200,0			
	8										Pesti Vigadó művészeti programok	13,0			
	11										Gazdasági társaságok által ellátott kulturális feladatok támogatása	1 085,0			
	13										Nemzeti Szalon programjai	84,0			16,0
	14										MMA műemlékvédelmi beruházásai			1 300,0	
	20										Makovecz Emlékközpont	88,0			17,7

XXXIV. MAGYAR MŰVÉSZETI AKADÉMIA	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	10 577,4	0,0	-10 577,4
Hazai felhalmozási költségvetés	1 625,6	0,0	-1 625,6
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
XXXIV. fejezet összesen	12 203,0	0,0	-12 203,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	XXXV. FEJEZET (Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve)	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XXXV. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS HIVATAL				
1						**NKFI Hivatal**		1 912,8		50,0
				1		*Működési költségvetés*				
					1	Személyi juttatások	2 022,2			
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	367,7			
					3	Dologi kiadások	1 070,2			
				2		*Felhalmozási költségvetés*				
					6	Beruházások			58,7	
2						**Fejezeti kezelésű előirányzatok**				
	1					Nemzetközi tagdíjak	3 527,6			
	4					MTA Agrártudományi Kutatóközpont fejlesztéséhez kapcsolódó beruházások támogatása			1 000,0	
	5					Nemzeti Laboratóriumok	11 821,8		2 273,2	

XXXV. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS HIVATAL	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**18 809,5**	**1 912,8**	**-16 896,7**
Hazai felhalmozási költségvetés	**3 331,9**	**50,0**	**-3 281,9**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XXXV. fejezet összesen	**22 141,4**	**1 962,8**	**-20 178,6**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XXXVI. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											XXXVI. EÖTVÖS LORÁND KUTATÁSI HÁLÓZAT				
1											**ELKH Titkársága**				
				1							*Működési költségvetés*				
					1						Személyi juttatások	685,7			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	117,7			
					3						Dologi kiadások	511,0			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			89,9	
2											**ELKH Kutatóközpontok, kutatóintézetek**		16 671,0		612,6
				1							*Működési költségvetés*				
					1						Személyi juttatások	18 759,5			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 878,1			
					3						Dologi kiadások	11 377,6			
					5						Egyéb működési célú kiadások	77,0			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			1 595,4	
					7						Felújítások			106,3	
					8						Egyéb felhalmozási célú kiadások			10,0	
3											**ELKH Támogatott kutatóhelyek**		76,7		
				1							*Működési költségvetés*				
					1						Személyi juttatások	2 514,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	452,0			
					3						Dologi kiadások	109,0			
				2							*Felhalmozási költségvetés*				
					6						Beruházások			3,1	
4											**Fejezeti kezelésű előirányzatok**				
	1										Infrastruktúra fejlesztés és központi kezelésű felújítások			1 900,0	
	2										Kiválósági ösztöndíjak	6 042,5			

XXXVI. EÖTVÖS LORÁND KUTATÁSI HÁLÓZAT	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	44 524,1	16 747,7	-27 776,4
Hazai felhalmozási költségvetés	3 704,7	612,6	-3 092,1
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
XXXVI. fejezet összesen	48 228,8	17 360,3	-30 868,5

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XLI. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	 Működési bevétel	 Felhalmozási kiadás	 Felhalmozási bevétel
						XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK									
1						**Devizában fennálló adósság és követelések kamatelszámolásai**									
	1						Devizahitelek kamatelszámolásai								
		1						Nemzetközi pénzügyi szervezetektől felvett devizahitelek kamata				20 481,3			
		2						Egyéb devizahitelek kamata							
			1						Átvállalt önkormányzati devizahitelek külföldi pénzintézetek felé			197,9			
			3						Egyéb devizahitelek			2 091,5			
	2						Devizakötvények kamatelszámolásai								
		1						Nemzetközi devizakötvények							
			1						Devizakötvények kamata			129 474,3			
		2						Belföldi devizakötvények							
			1						Devizakötvények kamata			2 563,4	135,6		
	3						Egyéb devizaműveletek kamatelszámolásai					80,7			
2						**A forintban fennálló adósság és követelések kamatelszámolásai**									
	1						Forinthitelek kamatelszámolásai								
		1						Nemzetközi pénzügyi szervezetektől felvett forinthitelek kamata				30 206,2			
	2						Államkötvények kamatelszámolása								
		1						Piaci értékesítésű államkötvények kamatelszámolásai							
			1						Hiányt finanszírozó és adósságmegújító államkötvények kamatelszámolásai			539 135,3	19 432,9		
			2						Lakossági kötvények			239 414,7	12 535,7		
		2						Nem piaci értékesítésű államkötvények kamatelszámolása				160,6			
	3						Kincstárjegyek kamatelszámolásai								
		1						Diszkont kincstárjegyek kamatelszámolása				10 504,9			
		2						Lakossági kincstárjegyek kamatelszámolása				102 091,2			
	4						Repóügyletek kamatelszámolásai					1 307,8	329,9		
3						**Adósság és követeléskezelés egyéb kiadásai**									
	1						Jutalékok és egyéb költségek								
		1						Deviza elszámolások				1 526,0			
		2						Forint elszámolások				26 270,5			
		3						Magyar Államkincstár függő ügynök elszámolások				2 100,0			
	2						Állampapírok értékesítését támogató kommunikációs kiadások					1 950,0			
	3						Adósságkezelés költségei					1 363,9			

XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**1 110 920,2**	**32 434,1**	**-1 078 486,1**
Hazai felhalmozási költségvetés	**0,0**	**0,0**	**0,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XLI. fejezet összesen	**1 110 920,2**	**32 434,1**	**-1 078 486,1**

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XLII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	 Működési bevétel	 Felhalmozási kiadás	 Felhalmozási bevétel
						XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI									
1						**Vállalkozások költségvetési befizetései**									
	1						Társasági adó						501 100,0		
	4						Pénzügyi szervezetek különadója						65 000,0		
	5						Cégautóadó						38 200,0		
	7						Bányajáradék						38 000,0		
	8						Játékadó						35 600,0		
	9						Ökoadó								
		2						Környezetterhelési díj					4 900,0		
	10						Egyéb befizetések						12 000,0		
	11						Energiaellátók jövedelemadója						74 300,0		
	12						Rehabilitációs hozzájárulás						113 100,0		
	14						Kisadózók tételes adója						192 600,0		
	15						Kisvállalati adó						87 600,0		
	16						Közműadó						54 000,0		
	18						Reklámadó						500,0		
2						**Fogyasztáshoz kapcsolt adók**									
	1						Általános forgalmi adó						3 206 327,7		1 763 397,5
	2						Jövedéki adó						1 226 400,0		
	3						Regisztrációs adó						26 600,0		
	4						Távközlési adó						54 000,0		
	5						Pénzügyi tranzakciós illeték						226 300,0		
	6						Biztosítási adó						98 000,0		
	7						Turizmusfejlesztési hozzájárulás						35 900,0		
3						**Lakosság költségvetési befizetései**									
	1						Személyi jövedelemadó						2 608 900,0		
	2						Egyéb lakossági adók						8 800,0		
	4						Lakossági illetékek						229 500,0		
	5						Gépjárműadó						51 500,0		
4						**Egyéb költségvetési bevételek**									
	1						Vegyes bevételek								
		8						Egyéb vegyes bevételek					8 767,4		
		9						Kezesség-visszatérülés					3 000,0		
		10						Ár- és belvízvédelmi rendszeres befizetés					3,6		
	2						Központosított bevételek								
		1						Bírságbevételek					36 273,1		
		2						Termékdíjak					86 200,0		
		3						Egyéb központosított bevételek					24 900,0		
		4						Megtett úttal arányos útdíj					235 200,0		
		5						Hulladéklerakási járulékból származó bevétel					14 400,0		
		6						Időalapú útdíj					76 000,0		
5						**Költségvetési befizetések**									
	1						Központi költségvetési szervek						26 026,6		
	4						Nemzeti Kutatási, Fejlesztési és Innovációs Alap befizetése						21 177,8		
	5						Önkormányzati szolidaritási hozzájárulás						43 021,2		
	6						Nemzeti Foglalkoztatási Alap befizetése						71 000,0		
6						**Uniós programok bevételei**									
	1						Kohéziós Operatív Programok								
		1						Tárgyévet megelőző években teljesített kiadások uniós bevétele (KOP)					473 247,2		798 530,8
	10						Vidékfejlesztési Program (VP)								
		1						Tárgyévet megelőző években teljesített kiadások uniós bevétele (VP)					23 564,0		31 236,0

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XLII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		2						Tárgyévi kiadások uniós bevétele (VP)					32 128,0		47 472,0
	11						Magyar Halgazdálkodási Operatív Program (MAHOP)								
		1						Tárgyévet megelőző években teljesített kiadások uniós bevétele (MAHOP)					261,7		610,7
		2						Tárgyévi kiadások uniós bevétele (MAHOP)					130,9		305,3
	12						Európai Hálózatfinanszírozási Eszköz (CEF) projektek								
		1						Tárgyévet megelőző években teljesített kiadások uniós bevétele (CEF)					1 246,2		61 063,2
	13						Egyéb programok								
		1						Tárgyévet megelőző években teljesített kiadások uniós bevétele (egyéb programok)					3 487,6		3 487,6
		2						Tárgyévi kiadások uniós bevétele (egyéb programok)					2 076,1		3 114,1
7						**Egyéb uniós bevételek**									
	2						Vámbeszedési költség megtérítése						17 100,0		
8						**Tőke követelések visszatérülése**									
	1						Kormányhitelek visszatérülése						19,5		
24						**Babaváró támogatás banki költségtérítés**						3 979,1			
25						**Babaváró támogatás tartozások elengedése**						2 190,0			
26						**Babaváró támogatás kamattámogatása**						20 154,2			
27						**Diákhitel tartozás csökkentésének támogatása**						2 000,0			
28						**Diákhitel 2 konstrukció kamattámogatása**						1 299,0			
29						**Lakástámogatások**									
	1						Egyéb lakástámogatások					31 754,2		264 900,0	
31						**Szociálpolitikai menetdíj támogatás**						90 500,0			
32						**Egyéb költségvetési kiadások**									
	1						Vegyes kiadások								
		4						Felszámolásokkal kapcsolatos kiadások				2 000,0			
		5						Szanálással kapcsolatos kiadások				1,0			
		6						Magán- és egyéb jogi személyek kártérítése				200,0			
		7						Védelmi felkészítés előirányzatai							
			1						Honvédelmi- és gazdasági felkészülés központi kiadásai			497,0			
			2						Honvédelmi Tanács és a Kormány speciális működési feltételeinek biztosítása			1 200,0			
		11						Egyéb vegyes kiadások				6 440,0			
		12						1% SZJA közcélú felhasználása				10 400,0			
		19						Mehib és Eximbank behajtási jutaléka				35,0			
		22						Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés				2 000,0			
		26						Egyéb megszűnt jogcímek miatt járó támogatás				1,0			
		27						Fuvarozók kamattámogatása				1,0			
		28						Filmszakmai közvetett támogatások mozgókép törvény szerinti kiegészítő finanszírozása				27 000,0			
33						**Állam által vállalt kezesség és viszontgarancia érvényesítése**									
	3						Eximbank Zrt. által vállalt garanciaügyletekből eredő fizetési kötelezettség					300,0			
	4						MEHIB Zrt. általi biztosítási tevékenységből eredő fizetési kötelezettség					3 000,0			
	5						Garantiqa Hitelgarancia Zrt. garanciaügyleteiből eredő fizetési kötelezettség					16 874,0			
	7						Agrár-Vállalkozási Hitelgarancia Alapítvány garanciaügyleteiből eredő fizetési kötelezettség					2 600,0			
	10						A közszférában dolgozók lakáshiteleihez vállalt kezességből eredő fizetési kötelezettség					40,0			
	14						A "fészekrakó" programhoz vállalt kezességből eredő fizetési kötelezettség					500,0			
	15						MFB Zrt. által nyújtott hitelekből és vállalt garanciaügyletekből eredő fizetési kötelezettség					500,0			
34						**Kormányzati rendkívüli kiadások**									
	2						Pénzbeli kárpótlás								

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	XLII. FEJEZET Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
		1				Pénzbeli kárpótlás	559,7			
		2				Az 1947-es párizsi békeszerződésből eredő kárpótlás	1 694,9			
		3				Pénzbeli kárpótlás folyósítási költségei	40,5			
35						**Garancia és hozzájárulás a társadalombiztosítási ellátásokhoz**				
	1					Nyugdíjbiztosítási Alap támogatása				
		5				Kiadások támogatására pénzeszköz-átadás	46 928,0			
	2					Egészségbiztosítási Alap támogatása				
		4				Járulék címen átadott pénzeszköz	463 365,0			
		9				Kiadások támogatására pénzeszköz-átadás	117 734,2			
36						**Nemzetközi pénzügyi intézmények felé vállalt kötelezettségek kiadásai**				
	1					Nemzetközi tagdíjak				
		1				IBRD alaptőkeemelés			2 074,3	
		3				CEB tagdíj	3,8			
		4				Bruegel tagdíj	35,1			
		8				AIIB alaptőke hozzájárulás			1 124,4	
		9				NBB tőkeemelés			1 761,0	
	2					Nemzetközi multilaterális segélyezési tevékenység				
		1				IDA alaptőke-hozzájárulás			1 548,7	
		2				IMF segélyprogramban való részvétel kamattámogatása	25,0			
	3					A nemzetközi pénzügyi intézményekkel kapcsolatos egyéb kiadások				
		1				Az NBB magyarországi székhelyének létesítésével kapcsolatos tőkeemelés			3 200,0	
		2				Tanácsadási együttműködés nemzetközi fejlesztési intézményekkel	1 600,0			
		3				Egyéb kiadások	40,0			
37						**Hozzájárulás az EU költségvetéséhez**				
	1					ÁFA alapú hozzájárulás	56 422,4			
	2					GNI alapú hozzájárulás	315 392,3			
	3					Brit korrekció	22 900,7			
	4					Dánia, Hollandia és Svédország számára teljesítendő bruttó GNI csökkentés	2 987,8			
41						**Követeléskezelés költségei**	1,7			
42						**Alapok támogatása**				
	2					Bethlen Gábor Alap támogatása	37 056,6		9 407,[illegible]	
	3					Központi Nukleáris Pénzügyi Alap támogatása	2 754,4			
	5					Nemzeti Kutatási, Fejlesztési és Innovációs Alap támogatása	34 126,6		295,[illegible]	

XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**1 329 134,2**	**9 652 216,9**	**8 323 082,7**
Hazai felhalmozási költségvetés	**284 311,8**	**1 763 397,5**	**1 479 085,7**
Európai uniós fejlesztési költségvetés	**0,0**	**1 481 961,4**	**1 481 961,4**
XLII. fejezet összesen	**1 613 446,0**	**12 897 575,8**	**11 284 129,8**

millió forintban

Cím szám	Alcím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név / Alcím név / Jog-cím-csop. név / Jog-cím név / Elő-ir. csop. név / XLIII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
						XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK				
1						**Az MNV Zrt. rábízott vagyonával kapcsolatos bevételek és kiadások**				
	1					Az MNV Zrt. rábízott vagyonával kapcsolatos bevételek				
		1				Ingatlanokkal és ingóságokkal kapcsolatos bevételek				
			1			Ingatlan értékesítésből származó bevételek				7 000,0
			2			A Nemzeti Eszközkezelő Program keretében megszerzett ingatlanok értékesítéséből származó bevételek				3 300,0
			3			Egyéb eszközök értékesítésből származó bevételek				1 500,0
			4			Bérleti díjak		1 200,0		
			5			A Nemzeti Eszközkezelő Program keretében megszerzett ingatlanok bérleti díja		2 000,0		
			6			Vagyonkezelői díj		2 450,0		
			7			Korábbi évek ingatlan-ügyleteihez kapcsolódó elszámolások		1,0		
		2				Társaságokkal kapcsolatos bevételek				
			1			Tulajdoni részesedések értékesítéséből származó bevétel				15,0
			2			Osztalékbevételek		13 900,0		
			3			Korábbi évek társasági ügyleteihez kapcsolódó elszámolások		1,0		
		3				Egyéb bevételek				
			1			Az Európai Uniós finanszírozású projektek megelőlegezéseinek visszatérülése				5 900,0
			2			Vegyes bevételek		1 600,0		
			3			Korábbi évek egyéb ügyleteihez kapcsolódó elszámolások		1,0		
	2					Az MNV Zrt. rábízott vagyonával kapcsolatos kiadások				
		1				Ingatlanokkal és ingóságokkal kapcsolatos kiadások				
			1			Az MNV Zrt. ingatlan-beruházásai, ingatlanvásárlásai			14 000,0	
			2			A Nemzeti Eszközkezelő Program keretében megszerzett ingatlanokat érintő beruházások			15,0	
			3			Sportcélú fejlesztésekhez kapcsolódó ingatlanvásárlások- és beruházások			8 000,0	
			4			Ipari parkok kialakítása, fejlesztése			5 000,0	
			5			Hungexpo fejlesztése			25 000,0	
			7			Az MNV Zrt. által kezelt ingatlanok fenntartása	6 000,0			
			8			Az MNV Zrt. által kezelt ingatlanok őrzése	4 200,0			
			9			A Nemzeti Eszközkezelő Program keretében megszerzett ingatlanok fenntartása	1 500,0			
			10			Ingóságok és egyéb eszközök vásárlása			757,0	
			11			A nemzeti filmvagyon kezelésével és védelmével kapcsolatos támogatás	856,6			
			12			Közgyűjteményi digitalizálási Stratégia megvalósítását szolgáló kiadások	765,0			
		2				Társaságokkal kapcsolatos kiadások				
			1			Az MNV Zrt. által végrehajtott részesedésvásárlás, tőkeemelés, pótbefizetés			3 500,0	
			2			A Nemzeti Eszközkezelő Zrt. által végrehajtott tőkeemelés			1 000,0	
			3			Az MNV Zrt. működésének támogatása	7 600,0			
			4			Az MNV Zrt. tulajdonosi joggyakorlásába tartozó társaságok támogatása	1 500,0			
			5			A Magyar Nemzeti Filmalap Közhasznú Nonprofit Zrt. támogatása	10 000,0			
			6			A Nemzeti Eszközkezelő Zrt. működésének támogatása és tevékenységével kapcsolatos egyéb kiadások	1 500,0			
			7			Tulajdonosi kölcsönök elszámolása			100,0	
		3				A vagyongazdálkodás egyéb kiadásai				
			1			Az állam tulajdonosi felelősségével kapcsolatos környezetvédelmi feladatok finanszírozása	8 000,0			
			2			Kárpótlási jegyek életjáradékra váltása	700,0			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XLIII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
			3						Az államot korábbi tulajdonosi döntéseihez kapcsolódóan terhelő egyéb kiadások			500,0			
			4						Tanácsadók, értékbecslők és jogi képviselők díja			2 300,0			
			5						Eljárási költségek			50,0			
			6						Állami tulajdonú ingatlanvagyon felmérése			275,0		275,0	
			7						ÁFA elszámolás			1 000,0			
			8						Európai Uniós pályázatokhoz forrás biztosítása			1 932,9		4 510,1	
			9						Egyéb vagyonkezelési kiadások			1 450,0			
2						**Az NVTNM tulajdonosi joggyakorlásával kapcsolatos bevételek és kiadások**									
	1						Az NVTNM tulajdonosi joggyakorlásával kapcsolatos bevételek								
		1						Koncessziós díjak							
			1						Szerencsejáték koncessziós díj				5 024,8		
			2						Dohánytermékek kiskereskedelmének koncessziós díja				1 458,4		
			3						Infrastruktúra koncessziókból származó díj				23,3		
		2						Osztalékbevétel					22 500,0		
	2						Az NVTNM tulajdonosi joggyakorlásával kapcsolatos kiadások								
		1						Az NVTNM tulajdonosi joggyakorlása alá tartozó társaságok tőkeemelése, pótbefizetése						5 720,0	
		2						Magyar Közút Zrt. tőkeemelése						6 000,0	
		3						Az NVTNM tulajdonosi joggyakorlása alá tartozó társaságok támogatása				1 500,0			
		4						Az NVTNM tulajdonosi joggyakorlása alá tartozó társaságok bérfejlesztésének ellentételezése				28 834,6			
		5						Az NHKV Zrt. támogatása				20 000,0			
		6						A regionális víziközmű társaságok támogatása				20 800,0			
		7						Az MFB Zrt. működésének támogatása				25,0			
		8						Liget Budapest projekttel kapcsolatos kiadások						27 945,3	
3						**A Nemzeti Útdíjfizetési Szolgáltató Zrt. tulajdonosi joggyakorlásával kapcsolatos kiadások**						4 000,0			
4						**Az MFB Zrt. tulajdonosi joggyakorlásával kapcsolatos kiadások**									
	2						Az MFB Zrt. rábízott vagyonába tartozó társaságok tőkeemelése							10 000,0	
5						**A BMSK Zrt. tulajdonosi joggyakorlásával kapcsolatos kiadások**						627,7			
6						**A frekvenciahasznosítással kapcsolatos bevételek**									
	1						Távközlési koncessziókból származó díj						339,7		
7						**Fejezeti tartalék**						4 000,0			

XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**129 916,8**	**50 499,2**	**-79 417,6**
Hazai felhalmozási költségvetés	**111 822,4**	**17 715,0**	**-94 107,4**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XLIII. fejezet összesen	**241 739,2**	**68 214,2**	**-173 525,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XLIV. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK									
1						**A Nemzeti Földalappal kapcsolatos bevételek**									
	1						Ingatlan értékesítéséből származó bevételek								12 900,0
	2						Haszonbérleti díj						2 775,0		
	3						Vagyonkezelői díj						120,0		
	4						Egyéb bevételek						100,0		
2						**A Nemzeti Földalappal kapcsolatos kiadások**									
	1						Termőföld vásárlás							3 800,0	
	2						Életjáradék termőföldért					9 000,0			
	3						Ingatlanok fenntartásával járó kiadások					540,0			
	4						A vagyongazdálkodás egyéb kiadásai								
		1						Tanácsadók, értékbecslők és jogi képviselők díja				800,0			
		2						Eljárási költségek, díjak				400,0			
		3						Állami tulajdonú ingatlanvagyon felmérés				300,0			
		4						Állami tulajdonú ingatlanvagyon jogi rendezése				700,0			
		5						Bírósági döntésből eredő kiadások				33,0			
		6						Egyéb vagyonkezelési kiadások				750,0			
		7						Értéknövelő beruházások megtérítése						1 800,0	
	5						Fejezeti tartalék					800,0			

XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**13 323,0**	**2 995,0**	**-10 328,0**
Hazai felhalmozási költségvetés	**5 600,0**	**12 900,0**	**7 300,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
XLIV. fejezet összesen	**18 923,0**	**15 895,0**	**-3 028,0**

millió forintban

Cím szám	Al-cím szám	Jog-cím csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím csop. név	Jog-cím név	Elő-ir. csop. név	XLV. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											XLV. KIEMELT KORMÁNYZATI MAGASÉPÍTÉSI BERUHÁZÁSOK				
3											A Beruházási Ügynökség működésének támogatása	5 200,0			
4											A Beruházási Ügynökség tevékenységéhez kapcsolódó egyéb kiadások	50,0			
5											Beruházási tartalék			100 987,2	

XLV. KIEMELT KORMÁNYZATI MAGASÉPÍTÉSI BERUHÁZÁSOK	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	5 250,0	0,0	-5 250,0
Hazai felhalmozási költségvetés	100 987,2	0,0	-100 987,2
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
XLV. fejezet összesen	106 237,2	0,0	-106 237,2

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	LXII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXII. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS ALAP									
1						**Kutatási Alaprész**						49 226,6		295,8	
2						**Innovációs Alaprész**						39 303,9		25 855,3	
3						**Befizetés a központi költségvetésbe**						21 177,8			
4						**Alapkezelőnek átadott pénzeszköz**						1 902,8		50,0	
19						**Innovációs járulék**							89 300,0		
20						**Egyéb bevételek**							850,0		150,0
23						**Költségvetési támogatás**							34 126,6		295,8

LXII. NEMZETI KUTATÁSI, FEJLESZTÉSI ÉS INNOVÁCIÓS ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**111 611,1**	**124 276,6**	**12 665,5**
Hazai felhalmozási költségvetés	**26 201,1**	**445,8**	**-25 755,3**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXII. fejezet összesen	**137 812,2**	**124 722,4**	**-13 089,8**

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt elôir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	LXIII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat			
												Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											LXIII. NEMZETI FOGLALKOZTATÁSI ALAP				
1											**Aktív támogatások**				
	1										Foglalkoztatási és képzési támogatások	12 047,2		8 952,8	
2											Szakképzési és felnőttképzési támogatások	23 603,0		1 397,0	
4											**Passzív kiadások**				
	1										Álláskeresési ellátások	83 000,0			
5											**Bérgarancia kifizetések**	4 500,0			
6											**Működtetési célú kifizetések**	1 200,0			
7											**Költségvetési befizetés**				
	2										Egyéb költségvetési befizetés	71 000,0			
8											**Start-munkaprogram**	127 863,5		12 136,5	
14											**EU-s elő- és társfinanszírozás**				
	4										2014-2020-as időszak munkaerőpiaci programjainak előfinanszírozása	84 988,0		12,0	
25											**Előfinanszírozott uniós programok kiadásainak visszatérülése**		69 748,0		252,0
26											**Egyéb bevétel**				
	1										Területi egyéb bevétel		785,0		215,0
	2										Központi egyéb bevétel		1 177,9		22,1
	3										Szakképzési és felnőttképzési egyéb bevétel		729,0		71,0
31											**Szakképzési hozzájárulás**		112 300,0		
33											**Bérgarancia támogatás törlesztése**		400,0		
35											**Egészségbiztosítási és munkaerőpiaci járulék Nemzeti Foglalkoztatási Alapot megillető hányada**		237 400,0		

LXIII. NEMZETI FOGLALKOZTATÁSI ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	408 201,7	422 539,9	14 338,2
Hazai felhalmozási költségvetés	22 498,3	560,1	-21 938,2
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
LXIII. fejezet összesen	430 700,0	423 100,0	-7 600,0

millió forintban

Cím szám	Al- cím szám	Jog- cím- csop. szám	Jog- cím szám	Elő- ir. csop. szám	Kie- melt előir. szám	Cím név	Al- cím név	Jog- cím- csop. név	Jog- cím név	Elő- ir. csop. név	LXV. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo- zási kiadás	Felhalmo- zási bevétel
											LXV. BETHLEN GÁBOR ALAP				
2											Költségvetési támogatás				
	3										Eseti támogatás		37 056,6		9 407,6
4											Nemzetpolitikai célú támogatások	29 054,5		8 766,2	
5											Működtetési célú kifizetések	2 017,6			
6											Rákóczi Szövetség támogatása	1 050,0			
8											Magyarság Háza program támogatása	223,8			
9											Határtalanul! program támogatása	5 331,1		21,0	

LXV. BETHLEN GÁBOR ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	37 677,0	37 056,6	-620,4
Hazai felhalmozási költségvetés	8 787,2	9 407,6	620,4
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
LXV. fejezet összesen	46 464,2	46 464,2	0,0

millió forintban

Cím szám	Al-cím szám	Jog-cím csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím csop. név	Jog-cím név	Elő-ir. csop. név	LXVI. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP				
1											**Kis- és közepes aktivitású radioaktívhulladék-tárolók beruházása, fejlesztése**				
	1										Bátaapáti Nemzeti Radioaktívhulladék-tároló (NRHT) beruházása			1 764,4	
	2										Püspökszilágyi Radioaktív Hulladék Feldolgozó és Tároló (RHFT) beruházási munkái és biztonságnövelő programja			250,3	
2											**Nagy aktivitású radioaktívhulladék-tároló telephely kiválasztása**			400,0	
3											**Kiégett Kazetták Átmeneti Tárolójának bővítése, felújítása**			7 326,0	
4											**Nukleáris létesítmények leszerelésének előkészítése**				
	1										Paksi Atomerőmű leszerelésének előkészítése			159,9	
5											**RHK Kft. működése, radioaktívhulladék-tárolók és a KKÁT üzemeltetési kiadásai**	5 300,0			
6											**Ellenőrzési és információs célú önkormányzati társulások támogatása**	1 231,6			
7											**Alapkezelőnek működési célra**	83,5			
9											**Nukleáris üzemanyag-ciklus lezárása**	62,0			
15											**Nukleáris létesítmények befizetései**				
	1										MVM Paksi Atomerőmű Zrt. befizetése		25 466,5		
16											**Radioaktív hulladékok végleges, eseti elhelyezése**		7,1		
18											**Költségvetési támogatás**		2 754,4		

LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	6 677,1	28 228,0	21 550,9
Hazai felhalmozási költségvetés	9 900,6	0,0	-9 900,6
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
LXVI. fejezet összesen	16 577,7	28 228,0	11 650,3

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	LXVII. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
											LXVII. NEMZETI KULTURÁLIS ALAP				
1											Alapból nyújtott támogatások	8 993,1			
2											Működési kiadások	823,7		40,5	
4											Kulturális célú központi költségvetési szervek működési kiadásainak támogatása	245,0			
6											Egyéb bevételek		300,0		
7											Játékadó NKA-t megillető része		9 900,0		
9											Szerzői jogi törvény alapján a közös jogkezelőktől származó befizetések		900,0		

LXVII. NEMZETI KULTURÁLIS ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	10 061,8	11 100,0	1 038,2
Hazai felhalmozási költségvetés	40,5	0,0	-40,5
Európai uniós fejlesztési költségvetés	0,0	0,0	0,0
LXVII. fejezet összesen	10 102,3	11 100,0	997,7

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	LXXI. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP									
1						**Nyugdíjbiztosítási ellátások fedezetéül szolgáló bevételek**									
	1						Szociális hozzájárulási adó Ny. Alapot megillető része és munkáltatói nyugdíjbiztosítási járulék						1 907 900,0		
	2						Biztosítotti nyugdíjjárulék								
		1						Biztosított által fizetett nyugdíjjárulék					1 600 800,0		
	3						Egyéb járulékok és hozzájárulások								
		2						Megállapodás alapján fizetők járulékai					630,0		
		5						Egyszerűsített foglalkoztatás utáni közteher					21 800,0		
	5						Késedelmi pótlék, bírság						4 200,0		
	6						Költségvetési hozzájárulások								
		7						Tervezett pénzeszköz-átvétel					46 928,0		
	7						Nyugdíjbiztosítási tevékenységgel kapcsolatos egyéb bevételek								
		3						Kifizetések visszatérülése és egyéb bevételek					5 614,0		
2						**Nyugdíjbiztosítási ellátásokhoz kapcsolódó kiadások**									
	1						Nyugellátások								
		1						Öregségi nyugdíj							
			1						Korhatár felettiek öregségi nyugdíja			2 887 746,0			
			2						Nők korhatár alatti nyugellátása			285 911,0			
		3						Hozzátartozói nyugellátás							
			1						Árvaellátás			29 252,0			
			2						Özvegyi nyugellátás			356 504,0			
		4						Egyösszegű méltányossági kifizetések							
			2						Egyszeri segély			600,0			
		5						Nyugdíjprémium céltartalék				20 432,0			
	4						Nyugdíjbiztosítás egyéb kiadásai								
		4						Egyéb, ellátáshoz kapcsolódó kiadások							
			2						Postaköltség			6 302,0			
			3						Egyéb kiadások			1 131,0			
3						**Vagyongazdálkodás**									
	1						Ellátások fedezetére szolgáló vagyongazdálkodás					3,0	9,0		

LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	**3 587 881,0**	**3 587 881,0**	**0,0**
Hazai felhalmozási költségvetés	**0,0**	**0,0**	**0,0**
Európai uniós fejlesztési költségvetés	**0,0**	**0,0**	**0,0**
LXXI. fejezet összesen	**3 587 881,0**	**3 587 881,0**	**0,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	LXXII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
						LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP									
1						**Egészségbiztosítási ellátások fedezetéül szolgáló bevételek**									
	1						Szociális hozzájárulási adó E. Alapot megillető része és munkáltatói egészségbiztosítási járulék						755 700,0		
	2						Biztosítotti egészségbiztosítási járulék						1 079 700,0		
	3						Egyéb járulékok és hozzájárulások								
		1						Egészségügyi szolgáltatási járulék					32 200,0		
		2						Megállapodás alapján fizetők járulékai					300,0		
		4						Munkáltatói táppénz hozzájárulás					39 097,2		
		5						Egyszerűsített foglalkoztatás utáni közteher					300,0		
	4						Egészségügyi hozzájárulás						100,0		
	5						Késedelmi pótlék, bírság						2 400,0		
	6						Költségvetési hozzájárulások								
		2						Egészségügyi feladatok ellátásával kapcsolatos költségvetési hozzájárulás					5 400,0		
		6						Járulék címen átvett pénzeszköz					463 365,0		
		10						Tervezett pénzeszköz-átvétel					117 734,2		
	7						Egészségbiztosítási tevékenységgel kapcsolatos egyéb bevételek								
		1						Terhességmegszakítás egyéni térítési díja					525,0		
		2						Baleseti és egyéb kártérítési megtérítések					6 953,1		
		3						Kifizetések visszatérítése és egyéb bevételek					1 021,4		
		7						Gyógyszergyártók és forgalmazók befizetései							
			1						Szerződések szerinti gyógyszergyártói és forgalmazói befizetések				28 131,4		
			2						Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek				63 630,3		
		8						Nemzetközi egyezményből eredő ellátások megtérítése							
			1						EU tagállamokkal kapcsolatos elszámolások				6 408,4		
			2						Nem EU tagállamokkal kapcsolatos elszámolások				80,0		
		11						Egészségügyi szolgáltatók visszafizetése							
			1						Gyógyszertámogatással, gyógyászati segédeszköz támogatással kapcsolatos ellenőrzésekből eredő visszafizetések				150,0		
			2						Egészségügyi szolgáltatók egyéb visszafizetése				300,0		
		12						Baleseti adó					100,0		
		13						Népegészségügyi termékadó					77 600,0		
2						**Egészségbiztosítási ellátások kiadásai**									
	2						Egészségbiztosítás pénzbeli ellátásai								
		1						Csecsemőgondozási díj				72 267,4			
		2						Táppénz							
			1						Táppénz			125 029,7			
			2						Gyermekápolási táppénz			8 481,6			
			3						Baleseti táppénz			15 740,9			
		3						Betegséggel kapcsolatos segélyek							
			4						Egyszeri segély			450,0			
		4						Kártérítési járadék				727,0			
		5						Baleseti járadék				8 040,1			
		6						Gyermekgondozási díj és örökbefogadói díj				215 829,0			
		7						Rokkantsági, rehabilitációs ellátások				281 859,4			
	3						Természetbeni ellátások								
		1						Gyógyító-megelőző ellátás							
			1						Háziorvosi, háziorvosi ügyeleti ellátás			139 547,5			
			2						Védőnői szolgáltatás, anya-, gyermek- és ifjúságvédelem			27 028,3			
			3						Fogászati ellátás			32 894,8			
			4						Otthoni szakápolás			5 596,8			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	LXXII. FEJEZET Kiemelt előirányzat neve	2020. évi előirányzat Működési kiadás	Működési bevétel	Felhalmozási kiadás	Felhalmozási bevétel
			5						Betegszállítás és orvosi rendelvényű halottszállítás			9 796,9			
			8						Művesekezelés			27 771,1			
			11						Működési költségelőleg			2 000,0			
			13						Célelőirányzatok			122 589,2			
			15						Mentés			43 343,5			
			17						Laboratóriumi ellátás			27 440,1			
			18						Összevont szakellátás			932 636,3			
			19						Népegészségügy fejlesztése			3 703,3			
			20						Alapellátás fejlesztése			10 000,0			
			21						Gyógyító-megelőző ellátás céltartalék			5 000,0			
			22						Finanszírozási rendszer átalakítása			40 000,0			
		2						Gyógyfürdő és egyéb gyógyászati ellátás támogatása				4 200,0			
		3						Anyatej-ellátás				200,0			
		4						Gyógyszertámogatás							
			1						Gyógyszertámogatás kiadásai			301 238,3			
			4						Gyógyszertámogatási céltartalék			91 761,7			
		5						Gyógyászati segédeszköz támogatás							
			1						Kötszertámogatás			8 625,6			
			2						Gyógyászati segédeszköz kölcsönzés támogatása			600,0			
			3						Egyéb gyógyászati segédeszköz támogatás			64 625,4			
		6						Utazási költségtérítés				5 584,2			
		7						Nemzetközi egyezményből eredő és külföldön történő, tervezett ellátások kiadásai							
			1						Sürgősségi ellátás EGT-n, Svájcon belül			17 168,6			
			2						Sürgősségi ellátás EGT-n kívül			424,5			
			3						Külföldön tervezett egészségügyi ellátások megtérítése			100,0			
			4						Külföldön történt speciális egészségügyi ellátások			230,2			
			5						Külföldön igénybevett Magyarországon nem elérhető egészségügyi szolgáltatások			2 873,4			
		8						Természetbeni ellátások céltartaléka				3 439,8			
	4						Egészségbiztosítás egyéb kiadásai								
		4						Egyéb, ellátásokhoz kapcsolódó kiadások							
			1						Kifizetőhelyeket megillető költségtérítés			2 905,1			
			2						Postaköltség			3 375,6			
			3						Egyéb kiadások			873,8			
			5						Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése			10,0			
			7						Gyógyszertárak juttatása			4 100,0			
			8						Gyógyszertárak szolgáltatási díja			4 500,0			
3						**Vagyongazdálkodás**									
	1						Ellátások fedezetére szolgáló vagyongazdálkodás					12,0	15,0		
5						**Egészségbiztosítási költségvetési szervek**									
	1						Központi hivatali szerv						419,8		
				1						*Működési költségvetés*					
					1						Személyi juttatások	4 332,0			
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	684,[illegible]			
					3						Dologi kiadások	1 618,0			
					5						Egyéb működési célú kiadások	175,0			
				2						*Felhalmozási költségvetés*					
					6						Beruházások			200,0	

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	LXXII. FEJEZET	2020. évi előirányzat			
											Kiemelt előirányzat neve	Működési kiadás	Működési bevétel	Felhalmo-zási kiadás	Felhalmo-zási bevétel
LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP												Kiadás	Bevétel		Egyenleg
											Hazai működési költségvetés	2 681 430,8	2 681 630,8		200,0
											Hazai felhalmozási költségvetés	200,0	0,0		-200,0
											Európai uniós fejlesztési költségvetés	0,0	0,0		0,0
											LXXII. fejezet összesen	2 681 630,8	2 681 630,8		0,0

Központi alrendszer	Kiadás	Bevétel	Egyenleg
Hazai működési költségvetés	18 000 071,6	18 000 071,6	0,0
Hazai felhalmozási költségvetés	2 110 659,6	1 929 866,0	-180 793,6
Európai uniós fejlesztési költségvetés	1 682 262,2	1 496 045,7	-186 216,5
Központi alrendszer összesen	21 792 993,4	21 425 983,3	-367 010,1

2. melléklet a 2019. évi LXXI. törvényhez

A helyi önkormányzatok általános működésének és ágazati feladatainak támogatása

I. A HELYI ÖNKORMÁNYZATOK MŰKÖDÉSÉNEK ÁLTALÁNOS TÁMOGATÁSA

1. A települési önkormányzatok működésének támogatása

ELŐIRÁNYZAT: 164 911,6 millió forint

a) Önkormányzati hivatal működésének támogatása

FAJLAGOS ÖSSZEG: 5 450 000 forint/fő

A központi költségvetés támogatást biztosít az önkormányzati hivatal működési kiadásaihoz a Mötv. szerint 2019. január 1-jén működő, illetve a Mötv. 85. § (3a) bekezdés alapján történő kijelölés szerinti hivatali struktúrának megfelelően. Amennyiben év közben változik a közös hivatali struktúra, vagy 2019. január 1-jéhez képest megváltozik a közös hivatal székhelye, azt az érintett önkormányzatok egymás között pénzeszközátadással rendezik.

A támogatás meghatározása az elismert hivatali létszám alapján a személyi és dologi kiadások elismert átlagos költségei figyelembevételével történik. Közös önkormányzati hivatal esetében a támogatásra a székhely önkormányzat jogosult.

Az elismert hivatali létszám a számított alaplétszám korrekciós tényezőkkel korrigált összege. Önálló polgármesteri hivatal esetében az elismert hivatali létszám megegyezik a számított alaplétszámmal. Budapest Főváros Önkormányzata esetében az elismert hivatali létszám 470 fő.

A számított alaplétszám az alábbi képlet alapján határozható meg:

$$SZAL = c + (ÖL - a)/(b - a) * (d - c), \text{ két tizedesre kerekítve}$$

ahol:

SZAL = számított alaplétszám,

ÖL = az önkormányzat(ok) lakosságszáma, amennyiben a közös hivatalt fenntartó önkormányzatok együttes lakosságszáma nem éri el a 2000 főt, úgy 2000 főként kell a számításkor figyelembe venni,

a = az elismert hivatali létszám a Kiegészítő szabályok 3.*a)* pontja alapján a település típusa szerint az adott lakosságszám-kategória alsó határa,

b = az elismert hivatali létszám a Kiegészítő szabályok 3.*a)* pontja alapján a település típusa szerint az adott lakosságszám-kategória felső határa,

c = az elismert hivatali létszám a Kiegészítő szabályok 3.*a)* pontja alapján a település típusa szerint az adott lakosságszám-kategóriához tartozó elismert köztisztviselői létszám minimuma,

d = az elismert hivatali létszám a Kiegészítő szabályok 3.*a)* pontja alapján a település típusa szerint az adott lakosságszám-kategóriához tartozó elismert köztisztviselői létszám maximuma.

A közös hivatal esetében az elismert hivatali létszám a korrekciós tényezők figyelembevételével a következő képlet alapján határozható meg:

$$EHL = SZAL * (1 + Ka + Kb + Kc), \text{ két tizedesre kerekítve}$$

ahol:

EHL = elismert hivatali létszám,

SZAL = számított alaplétszám,

Ka = a Kiegészítő szabályok 3.*b)* pont *ba)* alpontja szerinti korrekciós tényező,

Kb = a Kiegészítő szabályok 3.*b)* pont *bb)* alpontja szerinti korrekciós tényező,

Kc = a Kiegészítő szabályok 3.*b)* pont *bc)* alpontja szerinti korrekciós tényező.

A közös hivatal esetében a közös hivatalt alkotó hetedik és minden további település után az elismert hivatali létszám településenként 1 fővel nő. A járási székhely önkormányzat, illetve az 5000 fő lakosságszám feletti község, nagyközség önkormányzata esetében az elismert hivatali létszám 2 fővel emelkedik függetlenül attól, hogy önállóan vagy közös hivatal útján gondoskodik a hivatali feladatok ellátásáról.

Az általános önkormányzati választások miatti átmeneti szabály

A 2020. január és február hónapokban az önkormányzatok a Magyarország 2019. évi központi költségvetéséről szóló 2018. évi L. törvény (a továbbiakban: 2019. évi költségvetési törvény) szerint megállapított önkormányzati hivatal működésének támogatása figyelembe vételével részesülnek támogatásban. 2020. március hónaptól az e törvény alapján megállapított szabályok szerint megállapított éves támogatás alapján történik a támogatás folyósítása.

b) Településüzemeltetéshez kapcsolódó feladatellátás alaptámogatása

A települési önkormányzatok településüzemeltetési feladataik ellátásához az alábbi jogcímek alapján részesülnek támogatásban.

ba) A zöldterület-gazdálkodással kapcsolatos feladatok ellátásának alaptámogatása

FAJLAGOS ÖSSZEG: 25 200 forint/hektár

A támogatás a települési önkormányzatokat a zöldterületek, és az azokhoz kapcsolódó építmények kialakításához és fenntartásához kapcsolódóan a belterület nagysága alapján illeti meg. Budapest Főváros Önkormányzata e jogcímen 550 millió forint támogatásra jogosult.

A belterületre vonatkozóan a Budapest Főváros Kormányhivatala által az ingatlan-nyilvántartási adatbázisból (a továbbiakban: ingatlan-nyilvántartási adatbázis) ingyenesen rendelkezésre bocsátott 2018. december 31-én hatályos területi összesítőben szereplő adatokat kell figyelembe venni.

bb) Közvilágítás fenntartásának alaptámogatása

A támogatás a települési önkormányzatokat a településen történő közvilágítás biztosításához kapcsolódóan illeti meg. A támogatás meghatározása a településen kiépített kisfeszültségű hálózat kilométerben meghatározott hossza alapján történik, az alábbi, a 2018. évi országosan összesített önkormányzati beszámolóban szereplő „Közvilágítás" kormányzati funkció alapján településkategóriánként számított átlagos, egy kilométerre jutó nettó működési kiadások figyelembevételével.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Főváros, megyei jogú város, 40 000 fő lakosságszám feletti város	415 000 Ft/km
10 001 - 40 000 fő lakosságszám közötti település	400 000 Ft/km
10 001 fő lakosságszám alatti település	320 000 Ft/km

A településen kiépített kisfeszültségű hálózat hossza tekintetében a Központi Statisztikai Hivatal 2018. december 31-ei állapotnak megfelelően elkészített Országos Statisztikai Adatfelvételi Program (a továbbiakban: OSAP-jelentés) „Jelentés a települések villamosenergia-ellátásáról" adatgyűjtés szerinti adatokat kell figyelembe venni azzal, hogy Budapest Főváros Önkormányzata tekintetében a kiépített kisfeszültségű hálózat hossza megegyezik a budapesti kerületeknél rögzített adatok összegével.

bc) Köztemető-fenntartással kapcsolatos feladatok alaptámogatása

A támogatás a települési önkormányzatokat a köztemető fenntartásával kapcsolatos feladataihoz kapcsolódóan illeti meg, a 2018. évi országosan összesített önkormányzati beszámolóban szereplő „Köztemető-fenntartás, és -működtetés" kormányzati funkció településkategóriánként számított egy négyzetméterre eső nettó működési kiadások figyelembevételével. Az így meghatározott támogatás összege legalább 100 000 forint.

Ugyancsak 100 000 forint támogatás illeti meg azon önkormányzatokat, amelyeknek a fenti kormányzati funkción mutatkozó nettó kiadása nem haladja meg a 100 000 forintot, illetve az OSAP-jelentés alapján naturális mutatóval rendelkeznek, de a fenti kormányzati funkción nettó kiadásuk nem mutatkozott. Nem részesülnek támogatásban azon önkormányzatok, amelyek az OSAP-jelentésben nem szerepeltettek temetőt. Azon önkormányzatok, amelyek temetővel nem rendelkeznek, de megállapodás alapján köztemető fenntartásához hozzájárulnak vagy a feladatot ellátják, és a fenti kormányzati funkción nettó működési kiadásuk a Magyar Államkincstár (a továbbiakban: Kincstár) által ellenőrzött és igazolt módon meghaladja a 100 000 forintot, a nettó kiadásuk 90%-ának megfelelő összegű támogatásra, de legalább 100 000 forintra jogosultak.

E támogatásban a fővárosi kerületek nem részesülnek.

Budapest Főváros Önkormányzata esetében a támogatás összege 18,3 millió forint.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Megyei jogú város, 40 000 fő lakosságszám feletti város	70 Ft/m^2
10 001 - 40 000 fő lakosságszám közötti település	104 Ft/m^2
10 001 fő lakosságszám alatti település	69 Ft/m^2

A településen lévő köztemető nagyságát az OSAP-jelentés „Jelentés az önkormányzatok tulajdonában lévő ingatlanvagyonról „T" adatlap 01-04. sorok" adatai alapján kell figyelembe venni.

bd) Közutak fenntartásának alaptámogatása

A támogatás a települési önkormányzatokat a közutak fenntartásával kapcsolatos feladataihoz kapcsolódóan illeti meg, a 2018. évi országosan összesített önkormányzati beszámolóban szereplő „Közutak, hidak, alagutak üzemeltetése, fenntartása" és „Parkoló, garázs üzemeltetése, fenntartása" kormányzati funkciók alapján településkategóriánként számított nettó működési kiadások figyelembevételével.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Főváros, fővárosi kerületek, megyei jogú város, 40 000 fő lakosságszám feletti város	470 000 Ft/km
10 001-40 000 fő lakosságszám közötti település	295 000 Ft/km
10 001 fő lakosságszám alatti település	227 000 Ft/km

A településen lévő belterületi út hosszát az OSAP-jelentés „Helyi közutak és hidak adatai" alapján kell figyelembe venni.

c) Egyéb önkormányzati feladatok támogatása

FAJLAGOS ÖSSZEG: 2 700 forint/fő,
de

a) az 1000 fő lakosságszámot meg nem haladó azon települések esetében, ahol az egy lakosra jutó adóerő-képesség nem haladja meg a 32 000 forintot, településenként legalább 5,0 millió forint,

b) az 1000 fő lakosságszám feletti azon települések esetében, ahol az egy lakosra jutó adóerő-képesség nem haladja meg a 32 000 forintot, településenként legalább 7,0 millió forint,

c) az egyéb településenként legalább 3,5 millió forint.

A központi költségvetés támogatást biztosít a települési önkormányzatok számára a Mötv. 13. §-ában meghatározott egyes – az *a)-b)* pontokban nem nevesített – feladatok ellátására.

E mellékletben az adóerő-képesség a 2019. II. negyedéves költségvetési jelentés alapján a helyi iparűzési adóalap 1,4%-át jelenti. Az adóerő-képesség figyelembevételére vonatkozó szabályokat a Kiegészítő szabályok 1.*c)* pontja tartalmazza.

d) Lakott külterülettel kapcsolatos feladatok támogatása

FAJLAGOS ÖSSZEG: 2 550 forint/külterületi lakos

A központi költségvetés támogatást biztosít a lakott külterülettel rendelkező települési önkormányzatoknak a 2019. január 1-jei külterületi lakosok száma alapján.

e) Üdülőhelyi feladatok támogatása

FAJLAGOS ÖSSZEG: 1 forint/idegenforgalmi adóforint

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az üdülővendégek tartózkodási ideje alapján beszedett idegenforgalmi adó 2018. évi tényadatai alapján. Késedelmi pótlék, bírság alapján nem igényelhető a hozzájárulás.

f) Beszámítás, kiegészítés

A települési önkormányzatot a következő sorrend szerint a *c)*, *d)*, *ba)*, *bb)*, *bc)*, *bd)*, *e)* és *a)* jogcímeken megillető támogatás összegéig (a továbbiakban: beszámítás alapja) a számított bevételével összefüggő támogatáscsökkentés terheli. A kiegészítés az önkormányzatot az *a)-e)* jogcímek szerinti támogatások összegére illeti meg (a továbbiakban együtt: kiegészítés alapja).

Az *a)* jogcímen megállapított támogatást közös önkormányzati hivatal esetében

– a nem székhely szerinti önkormányzat esetében az önkormányzat lakosságszámának a közös hivatalt fenntartó önkormányzatok együttes lakosságszámához viszonyított arányában,

– a székhely szerinti önkormányzat esetében a megállapított támogatásnak a nem székhely önkormányzatokra jutó részével csökkentett összege szerint

kell a támogatáscsökkenésnél, kiegészítés meghatározásánál figyelembe venni. Az *a)* jogcímen elvégzett támogatáscsökkentést és kiegészítést követően megállapított támogatás –

közös hivatalt fenntartó önkormányzatoknál megállapított – együttes összege a közös hivatal székhelye szerinti önkormányzatot illeti meg.

A támogatáscsökkentés és kiegészítés a nettó finanszírozás során kerül érvényesítésre.

A támogatáscsökkentés és a kiegészítés mértékének számításakor alkalmazandó paramétertábla:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Támogatáscsökkentés mértéke a számított bevétel százalékában		Kiegészítés mértéke a kiegészítés alapjának százalékában	
	alsó határ	felső határ	minimum	maximum	maximum	minimum
	a	b	c	d	e	f
1.	1	7 500	0	0	50	45
2.	7 501	11 000	0	0	30	20
3.	11 001	15 000	0	0	0	0
4.	15 001	25 500	20	75	0	0
5.	25 501	50 000	75	100	0	0
6.	50 001	115 000	100	110	0	0
7.	115 001	536 000	120	125	0	0

A támogatáscsökkentés az alábbi képlet alapján határozható meg a 15 000 forint egy lakosra jutó adóerő-képességet meghaladó adóerő-képességű önkormányzatok esetében:

$TCS = IA * [c + (AE - a)/(b - a) * (d - c)] / 100$, egész számra kerekítve

ahol:

TCS = támogatáscsökkentés összege,

IA = a 2018. évi iparűzési adóalap 0,55%-a

AE = az önkormányzat egy lakosra jutó adóerő-képessége, ami alapján a támogatáscsökkentés és a kiegészítés mértékének számításakor alkalmazandó paramétertábla megfelelő sora alkalmazandó

$a-d$ = a támogatáscsökkentés és a kiegészítés mértékének számításakor alkalmazandó paramétertábla szerinti érték.

Amennyiben a település közös hivatal székhelye, a 4-7. kategóriákban a rá irányadó %-os támogatáscsökkentés 10 százalékponttal kisebb.

A számított bevétel számítása során az iparűzési adóalap a fővárosi és a kerületi önkormányzatok között a fővárosi önkormányzat és a kerületi önkormányzatok közötti forrásmegosztásról szóló 2006. évi CXXXIII. törvény 2019. január 1-jén hatályos 3. §-a, illetve annak melléklete szerint kerül megosztásra. Az adóerő-képesség figyelembevételére vonatkozó szabályokat a Kiegészítő szabályok 1.*c)* pontja tartalmazza. Budapest Főváros lakosságszámaként az egy lakosra jutó adóerő-képesség számításakor a fővárosi kerületek együttes lakosságszámát kell figyelembe venni.

A legfeljebb 11 000 forint egy főre jutó adóerő-képességgel rendelkező önkormányzatok esetében a kiegészítés összege a kiegészítés alapja és a kiegészítés százalékos mértékének szorzata, ahol a kiegészítés mértéke az egy lakosra jutó adóerő-képesség növekedésével arányosan csökken és az alábbi képlet alapján határozható meg:

$$KM = e + (AE - a)/(b - a) * (f - e)$$

ahol:

KM = kiegészítés százalékos mértéke,

AE = az önkormányzat egy lakosra jutó adóerő-képessége, ami alapján a számított bevétel és a kiegészítés mértékének számításakor alkalmazandó paramétertábla megfelelő sora alkalmazandó,

a-b, e-f = a számított bevétel és a kiegészítés mértékének számításakor alkalmazandó paramétertábla szerinti értékek.

g) Teljesítési adatokhoz kapcsolódó korrekciós támogatás

Amennyiben az e pont szerinti támogatás megállapítását követően az előirányzat összege lehetőséget ad rá, a 2018. évi országosan összesített beszámolók és a 2018. évi adóerő-képesség alapján a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter 2019. december 21-éig a 2018. évi adóerő-képesség ismeretében az *f)* pont szerinti kategóriák és támogatáscsökkentési és kiegészítési mértékeket úgy módosítják, hogy az egyetlen kategóriát sem érinthet hátrányosan.

A támogatáscsökkentési és kiegészítési mértékeket úgy kell megállapítani, hogy az előirányzat a korrekciós támogatás biztosításával se lépje túl a törvényi előirányzatot.

2. Nem közművel összegyűjtött háztartási szennyvíz ártalmatlanítása

ELŐIRÁNYZAT: 76,3 millió forint
FAJLAGOS ÖSSZEG: 100 forint/m^3

A támogatás az összegyűjtött és a hatóságilag kijelölt lerakóhelyeken igazoltan elhelyezett, nem közművel összegyűjtött háztartási szennyvíz mennyisége (m^3) után illeti meg azon települési önkormányzatokat, amelyek

a) a vízgazdálkodásról szóló 1995. évi LVII. törvény alapján szervezett közszolgáltatás ellátásáról közszolgáltatóval kötött, hatályos szerződés útján,

b) a környezet és a vízbázisok védelme érdekében a közműves csatornahálózattal el nem látott településrészein keletkezett nem közművel összegyűjtött háztartási szennyvíz gyűjtéséről ártalmatlanítás céljából

gondoskodnak.

Az összeg a fajlagos lakossági ráfordítások (díjak) csökkentéséhez járul hozzá.

A támogatást a települési önkormányzatok a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) alapján, a Kiegészítő szabályok 2.*a)-b)* pontjai szerint igénylik, és annak tényleges, közszolgáltatási szerződés szerint összegyűjtött mennyisége alapján számolnak el.

3. Határátkelőhelyek fenntartásának támogatása

ELŐIRÁNYZAT: 115,4 millió forint
FAJLAGOS ÖSSZEG: 2 forint/ki- és belépési adatok

Az előirányzat a 2015. december 31-ei schengeni külső (a magyar-ukrán, a magyar-román, a magyar-szerb és a magyar-horvát) határszakaszokon közúti határátkelőhelyet fenntartó települési önkormányzatok támogatását szolgálja. A támogatás a 2018. évi közúti ki- és belépési (személyi- és járműforgalmi) adatok alapján kerül megállapításra. A támogatás felhasználása érdekében a települési önkormányzat és az illetékes határrendészeti kirendeltség vezetője együttműködési megállapodást köt.

4. Megyei önkormányzatok feladatainak támogatása

ELŐIRÁNYZAT: 5 488,1 millió forint

Az előirányzat a megyei önkormányzatok feladataihoz kapcsolódó kiadások támogatását szolgálja.

millió forint

Megyei önkormányzatok	Támogatás
Baranya Megyei Önkormányzat	280,5
Bács-Kiskun Megyei Önkormányzat	307,0
Békés Megyei Önkormányzat	270,4
Borsod-Abaúj-Zemplén Megyei Önkormányzat	352,0
Csongrád Megyei Önkormányzat	281,2
Fejér Megyei Önkormányzat	289,0
Győr-Moson-Sopron Megyei Önkormányzat	295,6
Hajdú-Bihar Megyei Önkormányzat	311,1
Heves Megyei Önkormányzat	263,1
Jász-Nagykun-Szolnok Megyei Önkormányzat	275,2
Komárom-Esztergom Megyei Önkormányzat	256,3
Nógrád Megyei Önkormányzat	239,2
Pest Megyei Önkormányzat	488,1
Somogy Megyei Önkormányzat	257,8
Szabolcs-Szatmár-Bereg Megyei Önkormányzat	322,6
Tolna Megyei Önkormányzat	235,3
Vas Megyei Önkormányzat	249,5
Veszprém Megyei Önkormányzat	269,8
Zala Megyei Önkormányzat	244,4
Összesen:	5 488,1

5. Polgármesteri illetmény támogatása

ELŐIRÁNYZAT: 3 010,0 millió forint

Az előirányzat szolgál a Mötv. 2016. december 31-én hatályos 71. § (4) és (5) bekezdés szerinti polgármesteri illetmény és tiszteletdíj, és a Mötv. 2016. évi CLXXXV. törvénnyel módosított 71. § (4) bekezdése szerinti polgármesteri illetmény és a 71. § (5) bekezdése szerinti tiszteletdíj összegének különbözetéhez, és az arra tekintettel fizetendő szociális hozzájárulási adó összegéhez (a továbbiakban együtt: tényleges különbözet) biztosított támogatásra.

A támogatás a 32 000 forint egy lakosra jutó adóerő-képességet meg nem haladó adóerő-képességű települési önkormányzatokat illeti meg a tényleges különbözet és az önkormányzat egy lakosra jutó adóerő-képessége szerint.

A támogatás szempontjából a polgármesteri tisztség betöltésének módját az OSAP-jelentés 1621 „Önkormányzati törzsadattár" 2016. II. félévi adatgyűjtése szerint kell figyelembe venni.

A támogatás mértékét az alábbi táblázat rögzíti:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Támogatás mértéke a tényleges különbözet %-ában
	alsó határ	felső határ	

1.	0	24 000	100
2.	24 001	32 000	25

Az adóerő-képesség figyelembevételére vonatkozó szabályokat a Kiegészítő szabályok 1.*c)* alpontja tartalmazza.

II. A TELEPÜLÉSI ÖNKORMÁNYZATOK EGYES KÖZNEVELÉSI FELADATAINAK TÁMOGATÁSA

1. Az óvodában foglalkoztatott pedagógusok és az e pedagógusok nevelőmunkáját közvetlenül segítők átlagbéralapú támogatása

ELŐIRÁNYZAT: 154 246,5 millió forint

PEDAGÓGUSOK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK 4 371 500 forint/számított
ELISMERT ÖSSZEGE: létszám/év

PEDAGÓGUSOK NEVELŐMUNKÁJÁT KÖZVETLENÜL 2 400 000 forint/létszám/év
SEGÍTŐK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK
ELISMERT ÖSSZEGE:

A központi költségvetés a Kjt., az Nkt., valamint a pedagógusok előmeneteli rendszeréről és a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény köznevelési intézményekben történő végrehajtásáról szóló 326/2013. (VIII. 30.) Korm. rendelet (a továbbiakban: köznevelési Kjtvhr.), továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú támogatást biztosít az óvodát fenntartó települési önkormányzat részére az általa fenntartott óvodában foglalkoztatott pedagógusok, és az e pedagógusok nevelőmunkáját közvetlenül segítők (a továbbiakban: segítő) béréhez és az ehhez kapcsolódó szociális hozzájárulási adóhoz.

A támogatás a települési önkormányzatot az általa fenntartott óvodákban foglalkoztatott, az Nkt. nevelés-szervezési paraméterei szerint számított pedagógus-, valamint segítői létszám után illeti meg. Egy intézménynek kell tekinteni az egy OM azonosítóval és alapító okirattal rendelkező óvodát, beleértve az óvoda valamennyi feladatellátási helyét (székhely, tagintézmény, telephely) akkor is, ha az alapító okiratban a tagintézményként vagy telephelyként nevesített feladatellátási hely a fenntartótól eltérő településen van.

a) Az óvodai nevelésben részesülő gyermekek számának meghatározása (beleértve a sajátos nevelési igényű gyermekeket is)

Az óvodai nevelésben részesülő gyermekek számának meghatározása a 2019/2020. és a 2020/2021. nevelési évek köznevelési statisztikai tényleges nyitó létszám adatai alapján történik.

Számításba kell venni továbbá mindazon gyermekeket, beleértve a krízisközpontban vagy a titkos menedékházban elhelyezett ellátásra tekintettel ideiglenes óvodai jogviszonyt létesített gyermekeket is,

− akik 2019. december 31-éig, vagy − az Nkt. 8. § (1) bekezdésében foglalt feltételek megléte esetén − a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és a 2019/2020. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést,

– akik negyedik, illetve ötödik életévüket betöltik és a 2019/2020. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe,

– akik 2020. december 31-éig, vagy – az Nkt. 8. § (1) bekezdésében foglalt feltételek megléte esetén – a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és a 2020/2021. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést, valamint

– akik negyedik, illetve ötödik életévüket betöltik és a 2020/2021. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe.

Az óvodai nevelésben részesülő integráltan nevelt sajátos nevelési igényű gyermekek számát a pedagógusok számított létszámának megállapításakor az Nkt. 47. § (7) bekezdésében meghatározottak szerint kell figyelembe venni.

Nem igényelhető támogatás

– a 2019/2020. nevelési évre azon gyermekek után, akik a hetedik életévüket 2019. augusztus 31-éig betöltötték,

– a 2020/2021. nevelési évre azon gyermekek után, akik a hetedik életévüket 2020. augusztus 31-éig betöltik,

kivéve, ha az Nkt. 45. § (2) bekezdése alapján a gyermekek óvodai nevelése meghosszabbítható.

Nem igényelhető támogatás továbbá azon gyermekek után, akik esetében az intézmény óvodai neveléshez kapcsolódó tandíjat állapít meg, továbbá akinek a jegyző vagy a fenntartó felmentést adott a kötelező óvodai nevelésben való részvétel alól.

b) A számított pedagógusi és a segítői létszám meghatározása

ba) A számított pedagóguslétszám meghatározása a következő képlettel történik:

$$Psz = [(L1 / Cs) * Feh1 + Vk1 + Op1]*8/12 + [(L2 /Cs) * Feh2 + Vk2 + Op2] *4/12$$

ahol:

Psz = a 2020. évre számított pedagógusok létszáma, egy tizedesre kerekítve,

$L1$; $L2$ = a 2019/2020., illetve a 2020/2021. nevelési évben szervezett csoport(ok)ban az *a)* pont szerinti összes gyermeklétszám,

Cs = csoport átlaglétszám 20 fő,

$Feh1$; $Feh2$ = foglalkozási együttható az 50 órában egységesen meghatározott, óvodai foglalkoztatási időkeret, az Nkt. szerinti pedagógus heti kötelező óraszám, illetve kötött munkaidő figyelembevételével: 1,62

$Vk1$; $Vk2$ = vezetői órakedvezmény miatti pedagógus-többletlétszám a 2019/2020., illetve a 2020/2021. nevelési évben (egy tizedesre kerekítve),

$Op1$; $Op2$ = az Nkt. 61. § (3) bekezdése alapján az intézmény alapító okirata szerint 500 fő férőhelyet elérő vagy azt meghaladó intézménynél kötelezően alkalmazandó óvodapszichológusok létszáma a 2019/2020., illetve a 2020/2021. nevelési évben (egy tizedesre kerekítve).

bb) A támogatás igénylése szempontjából a segítői létszám – beleértve a pedagógus szakképzettséggel, szakképesítéssel rendelkező segítőket is – az Nkt. 2. melléklete szerint elismerhető és a Kjt. alapján foglalkoztatott – létszám, de legfeljebb a 2020. évben a ténylegesen foglalkoztatott segítők – teljes munkaidőre átszámított – átlagos száma, egy tizedesre kerekítve.

A segítői létszám meghatározásakor az Nkt. 2. melléklete szerinti pedagógiai asszisztens csak azon intézménynél vehető figyelembe, ahol legalább 3 csoport működik.

Az év végi elszámolás a havonta, az Nkt. 2. melléklete szerint elismerhető és a Kjt. alapján ténylegesen foglalkoztatott segítők – teljes munkaidőre átszámított – egy tizedesre kerekített átlagos száma alapján történik.

A pszichopedagógus a segítői létszámban nem vehető figyelembe.

c) A számított pedagógusi és a segítői létszám alapján az átlagbéralapú támogatás összege

Az átlagbéralapú támogatás az alábbiak szerint kerül meghatározásra:
$$Tp = Psz * \text{ÁBp}$$
$$Ts = S * \text{ÁBs} + PS * \text{ÁBp}$$

ahol:
Tp = a 2020. évben a pedagógusok átlagbéralapú támogatása,
Ts = a 2020. évben a segítők átlagbéralapú támogatása,
S = a 2020. évben a segítők *bb)* alpont szerinti száma, levonva a PS értékét,
PS = a 2020. évben a pedagógus szakképzettséggel, szakképesítéssel rendelkező segítők száma,
ÁBp = pedagógusátlagbér elismert összege,
ÁBs = segítők átlagbérének elismert összege.

A támogatás felhasználható a 2019. december havi bérek 2020. januárban történő kifizetésére is.

2. Óvodaműködtetési támogatás

ELŐIRÁNYZAT: 27 693,2 millió forint
FAJLAGOS ÖSSZEG: 97 400 forint/fő/év

A támogatás a települési önkormányzatot az óvoda működésével és feladatellátásával összefüggő kiadásaihoz kapcsolódóan illeti meg az általa fenntartott óvodában nevelt – az 1.*a)* pontban figyelembe vett – gyermeklétszám után.

A létszám meghatározásakor minden gyermeket egy főként kell figyelembe venni.

3. Társulás által fenntartott óvodákba bejáró gyermekek utaztatásának támogatása

ELŐIRÁNYZAT: 500,9 millió forint
FAJLAGOS ÖSSZEG: 189 000 forint/fő/év

A támogatás a Mötv. alapján létrehozott társulás által fenntartott óvodákba járó – az 1.*a)* pontban figyelembe vett – gyermeklétszámból azon gyermekek után igényelhető, akik a lakóhelyüktől, ennek hiányában tartózkodási helyüktől eltérő településen veszik igénybe az óvodai ellátást és utaztatásuk autóbusz működtetésével, iskolabusz-szolgáltatás vagy különcélú menetrend szerinti autóbusz-szolgáltatás vásárlásával biztosított. E támogatás szempontjából iskolabusz-szolgáltatás vásárlásnak minősül a menetrendtől függetlenül kizárólag e célból indított járat(ok) igénybevétele. A támogatás igénybevételének további feltétele, hogy az utaztatott gyermekek mellett kísérő utazzon.

A támogatás szempontjából az adott napon figyelembe vehető egy főként az a gyermek, akinek az utazását mind az oda-, mind a visszaúton a fentiek szerint biztosították. Az utaztatott gyermekek számának meghatározása: tervezéskor az éves becsült létszám,

elszámolásnál az utaztatás kapcsán készített nyilvántartás alapján naponta összesített ellátottak száma osztva 220-szal.

4. Kiegészítő támogatás a pedagógusok és a pedagógus szakképzettséggel rendelkező segítők minősítéséből adódó többletkiadásokhoz

ELŐIRÁNYZAT: 8 435,4 millió forint

ALAPFOKOZATÚ VÉGZETTSÉGŰ PEDAGÓGUSOK, PEDAGÓGUS SZAKKÉPZETTSÉGGEL RENDELKEZŐ SEGÍTŐK
– PEDAGÓGUS II. KATEGÓRIÁBA SOROLT PEDAGÓGUSOK, PEDAGÓGUS SZAKKÉPZETTSÉGGEL RENDELKEZŐ SEGÍTŐK KIEGÉSZÍTŐ TÁMOGATÁSA: 396 700 forint/fő/év
– MESTERPEDAGÓGUS, KUTATÓTANÁR KATEGÓRIÁBA SOROLT PEDAGÓGUSOK KIEGÉSZÍTŐ TÁMOGATÁSA: 1 447 300 forint/fő/év

MESTERFOKOZATÚ VÉGZETTSÉGŰ PEDAGÓGUSOK, PEDAGÓGUS SZAKKÉPZETTSÉGGEL RENDELKEZŐ SEGÍTŐK
– PEDAGÓGUS II. KATEGÓRIÁBA SOROLT PEDAGÓGUSOK, PEDAGÓGUS SZAKKÉPZETTSÉGGEL RENDELKEZŐ SEGÍTŐK KIEGÉSZÍTŐ TÁMOGATÁSA: 434 300 forint/fő/év
– MESTERPEDAGÓGUS, KUTATÓTANÁR KATEGÓRIÁBA SOROLT PEDAGÓGUSOK KIEGÉSZÍTŐ TÁMOGATÁSA: 1 593 700 forint/fő/év

A központi költségvetés kiegészítő támogatást biztosít az Nkt. 64. §-a szerinti előmeneteli rendszer keretén belül lebonyolított minősítési eljárás során 2020. január 1-jén Pedagógus II., Mesterpedagógus vagy Kutatótanár fokozatú besorolással rendelkező pedagógusok, a bölcsődében és mini bölcsődében foglalkoztatott felsőfokú végzettségű kisgyermeknevelők (a továbbiakban: felsőfokú végzettségű kisgyermeknevelők), valamint Pedagógus II. fokozatba átsorolt, pedagógus szakképzettséggel rendelkező segítők béréhez. A támogatás az önkormányzatot az általa fenntartott óvodai, bölcsődei és mini bölcsődei intézményben 2019. december 1-je és 2020. november 30-a között ténylegesen foglalkoztatott pedagógusok, felsőfokú végzettségű kisgyermeknevelők és segítők időarányosan figyelembe vett, egy tizedesre kerekített száma alapján illeti meg a következők szerint:
– a támogatás teljes összege megilleti a fenntartót azon pedagógusok, felsőfokú végzettségű kisgyermeknevelők és segítők után, akik a minősítést 2019. január 1-jéig történő átsorolással szerezték meg,
– a támogatás 11 havi időarányos része illeti meg a fenntartót azon pedagógusok, felsőfokú végzettségű kisgyermeknevelők és segítők után, akik a minősítést 2020. január 1-jei átsorolással szerezték meg.
A támogatás felhasználható a 2019. december havi bérek 2020. januárban történő kifizetésére is.
A minősítést elnyert pedagógusok, felsőfokú végzettségű kisgyermeknevelők és segítők fenntartónkénti adatait a köznevelési információs rendszer adatkezelőjének adatszolgáltatása alapozza meg. Ha a támogatást megalapozó adatok az önkormányzat által fenntartott intézményben ténylegesen foglalkoztatott, minősítést elnyert és átsorolt pedagógusok,

felsőfokú végzettségű kisgyermeknevelők és segítők számával nem egyeznek meg, azok önkormányzat általi módosítására az államháztartásról szóló törvény végrehajtásról szóló 368/2011. (XII. 31.) Korm. rendelet (a továbbiakban: Ávr.) szerinti értesítőben meghatározott módon és határnapig kerülhet sor.

5. Nemzetiségi pótlék

ELŐIRÁNYZAT: 603,9 millió forint
FAJLAGOS ÖSSZEG: 811 600 forint/fő/év

A központi költségvetés kiegészítő támogatást biztosít a települési önkormányzatok által fenntartott óvodában foglalkoztatott, a köznevelési Kjtvhr. 16. § (6) bekezdése alapján nemzetiségi pótlékra jogosult pedagógusok nemzetiségi pótlékához és az ehhez kapcsolódó szociális hozzájárulási adóhoz. A támogatás az önkormányzatot az óvodában 2020. évben ténylegesen foglalkoztatott és nemzetiségi pótlékban részesülő pedagógusok átlagos száma alapján illeti meg.

A támogatás igénybevételének további feltétele, hogy az óvoda
– alapító okiratában szerepel a nemzetiségi óvodai nevelés és
– a nemzetiségi óvodai nevelést a nemzetiség óvodai nevelésének irányelve és a nemzetiség iskolai oktatásának irányelve kiadásáról szóló 17/2013. (III. 1.) EMMI rendelet figyelembevételével elkészített pedagógiai program alapján szervezi meg.

A támogatás felhasználható a 2019. december havi nemzetiségi pótlék 2020. januárban történő kifizetésére is.

A II.1., II.2., II.4. és II.5. pontra vonatkozó közös szabály:

A II.1., II.2., II.4. és II.5. pont szerinti támogatás 50%-ára jogosult az önkormányzat, ha az óvoda napi nyitvatartási ideje nem éri el a nyolc órát, de eléri a hat órát.

III. A TELEPÜLÉSI ÖNKORMÁNYZATOK SZOCIÁLIS, GYERMEKJÓLÉTI ÉS GYERMEKÉTKEZTETÉSI FELADATAINAK TÁMOGATÁSA

1. A települési önkormányzatok szociális feladatainak egyéb támogatása

ELŐIRÁNYZAT: 35 079,4 millió forint

A támogatás a 35 000 forint egy lakosra jutó adóerő-képességet meg nem haladó települési önkormányzatok egyes szociális jellegű feladataihoz járul hozzá.

A támogatás számított összegét a
– 30%-a a Gyvt. 20/A. § (1) bekezdése szerinti természetbeni támogatásban részesülők 2018. augusztus és 2018. november havi együttes létszámadataiból számított átlaga,
– 30%-a a Szoctv. 33. § (1) bekezdése szerinti aktív korúak ellátásában részesülők 2018. évi átlagos száma,
– 10%-a a 18–59 éves korcsoportba tartozó, személyi jövedelemadót nem fizetők számának a 2017. évi adóbevallások összesítése alapján számított 18-59 éves korcsoporton belüli lakosságszámon belüli részaránya,
– 30%-a a településen élő 60 év feletti lakosoknak az állandó lakosokon belüli részaránya elismert mértéke szerint kell meghatározni.

A támogatás számított összege esetében a támogatási mérték számításakor alkalmazandó paramétertábla:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Támogatási mérték (%)	
	alsó határ	felső határ	maximuma	minimuma
	a	b	c	d
1.	1	18 000	100	95
2.	18 001	24 000	95	60
3.	24 001	32 000	60	30
4.	32 001	35 000	30	10

A támogatás számított összege esetében alkalmazandó támogatási mérték az egy lakosra jutó adóerő-képesség növekedésével arányosan csökken és az alábbi képlet alapján határozható meg:

$$TM = c + (AE - a)/(b - a) * (d - c)$$

ahol:

TM = támogatási mérték,

AE = az önkormányzat egy lakosra jutó adóerő-képessége, ami alapján a támogatás mértékének számításakor alkalmazandó paramétertábla megfelelő sora alkalmazandó,

a-b, c-d = a támogatás mértékének számításakor alkalmazandó paramétertábla szerinti értékek.

A támogatás meghatározása a támogatás számított összegét figyelembe véve az alábbi képlet szerint történik:

T = ha SZT < [SZT + ha(SZF_{2018}>0; akkor K_{2018}*1,6, egyébként K_{2018})]/2, akkor SZT, egyébként [SZT + ha(SZF_{2018}>0; akkor K_{2018}*1,6, egyébként K_{2018})]/2

ahol:

T= támogatás,

SZT = támogatás számított összege,

SZF_{2018}= a 2019. évi költségvetési törvény 2. melléklet, Kiegészítő szabályok 1.*d)* pontja alapján visszamutatott, az önkormányzatot a III.3.-III.6. pontok szerint megillető támogatás összege,

K_{2018}= az önkormányzat által a 2018. évi költségvetési beszámolóban a
- a „lakóingatlan szociális célú bérbeadása, üzemeltetése", a „lakásfenntartással, lakhatással összefüggő ellátások", „egyéb szociális pénzbeli és természetbeni ellátások, támogatások" kormányzati funkciókon teljesített költségvetési kiadások csökkentve a helyi önkormányzatok előző évi elszámolásából származó kiadások és az ellátottak pénzbeli juttatásai rovatok összegével,
- a „támogatási célú finanszírozási műveletek" kivételével valamennyi kormányzati funkción az ellátottak pénzbeli juttatásai rovaton teljesített
kiadások együttes összege.

Az adóerő-képesség figyelembevételére vonatkozó szabályokat a Kiegészítő szabályok 1.*c)* pontja tartalmazza.

2. Egyes szociális és gyermekjóléti feladatok támogatása

ELŐIRÁNYZAT: 60 378,5 millió forint

a) Család- és gyermekjóléti szolgálat

FAJLAGOS ÖSSZEG: 3 780 000 forint/számított létszám/év

A központi költségvetés a számított szakmai létszám alapján támogatást biztosít a Szoctv., a Gyvt. és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően család- és gyermekjóléti szolgálatot biztosító települési önkormányzatok részére, a személyi és dologi kiadások elismert átlagos költségei figyelembevételével.

A támogatásra a feladat ellátására kötelezett önkormányzat, azaz az önálló polgármesteri hivatalt működtető, illetve a közös önkormányzati hivatal székhelye szerinti önkormányzat jogosult. Ez utóbbi esetben a támogatás igénylője a támogatásból a közös önkormányzati hivatalhoz tartozó valamennyi település feladatellátását biztosítja.

Támogatás nyújtható a fentiek szerint meghatározott települési önkormányzatoknak a Gyvt. szerinti ellátási területen kívüli települések ellátásához is, figyelembe véve azon jogszabályi rendelkezést, hogy – közös hivatalhoz tartozó település esetén – a közös hivatalhoz tartozó valamennyi települést ugyanannak a szolgálatnak kell ellátnia. Ebben az esetben a támogatás megállapítása az ellátott

– önálló polgármesteri hivatallal rendelkező önkormányzatonként és
– közös hivatalonként

külön-külön történik, a támogatás igénylője ezek együttes összegére jogosult. Ebben az esetben az ellátást nem saját maga biztosító önkormányzat a támogatásra nem jogosult.

Társult feladatellátás csak abban az esetben támogatható, ha annak székhelye, így a támogatás igénylője a feladat ellátására kötelezett önkormányzat.

E támogatásra nem jogosult az a települési önkormányzat, amelynek a lakosságszáma nulla.

Az általános önkormányzati választások miatti átmeneti szabály

A 2020. január és február hónapokban az önkormányzatok a 2019. évi költségvetési törvény szerint a család- és gyermekjóléti szolgálatra megállapított támogatás figyelembe vételével részesülnek támogatásban. 2020. március hónaptól az e törvény alapján megállapított szabályok szerint megállapított éves támogatás alapján történik a támogatás folyósítása.

aa) Számított szakmai létszám meghatározása

Valamennyi, a támogatásra jogosult települési önkormányzatot támogatás illeti meg a számított szakmai létszám alapján. E szakmai létszám meghatározása számított alap- és kiegészítő létszám, illetve korrekciós szorzó alapján történik.

aaa) Számított alaplétszám meghatározása:

ALsz =
– járásszékhely települési önkormányzatok esetében: L/8 000,
– fővárosi kerületi önkormányzatok esetében: L/12 000,
– egyéb önkormányzatok esetében: L/5 000,
de minimum 1 fő
ahol:
Alsz = az adott évre elismert foglalkoztatottak számított alaplétszáma, egy tizedesjegyre kerekítve,
L = a település, fővárosi kerület lakosságszáma, közös önkormányzati hivatal esetén a hivatalhoz tartozó önkormányzatok együttes lakosságszáma.

aab) Számított kiegészítő létszám meghatározása:

Amennyiben a közös önkormányzati hivatalt négynél több település alkotja, a székhely önkormányzat számított kiegészítő létszámának meghatározása:

Közös hivatalt alkotó települések száma	KLsz (fő)
5-8 település	L/10 000, de legalább 0,5 fő
8 település felett	2 * (L/10 000), de legalább 1 fő

ahol:

KLsz = adott évre elismert foglalkoztatottak számított kiegészítő létszáma, egy tizedesjegyre kerekítve.

aac) A számított alaplétszám korrekciós szorzója

A számított alaplétszám korrekciós szorzója (SZk) azon fővárosi kerületi önkormányzatok esetében, amelyeknél a kerület teljes lakosságszámához viszonyítva – tárgyévet megelőző év május 31-én – a rendszeres gyermekvédelmi kedvezményben részesülő gyermekek aránya meghaladja a 2,5%-ot: 1,5, minden más önkormányzat esetében: 1.

ab) A támogatás meghatározása:

$$T = [(Alsz*SZk) + KLsz + EM] * FÖ$$

ahol:
T = a támogatás összege,
FÖ = a támogatás fajlagos összege.

b) Család- és gyermekjóléti központ

FAJLAGOS ÖSSZEG: 3 300 000 forint/számított létszám/év

A központi költségvetés a számított szakmai létszám alapján támogatást biztosít a járásszékhely települési önkormányzatoknak és a fővárosi kerületi önkormányzatoknak a Szoctv.-ben, a Gyvt.-ben és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően működtetett család- és gyermekjóléti központ fenntartásához, a személyi és dologi kiadások elismert átlagos költségei figyelembevételével.

A támogatásra jogosult önkormányzat e támogatásból a járáshoz tartozó összes településen biztosítja a feladatellátást. Társult feladatellátás csak abban az esetben támogatható, ha annak székhelye, így a támogatás igénylője a feladat ellátására kötelezett önkormányzat.

ba) A számított szakmai létszám meghatározása

A számított szakmai létszám meghatározása számított alap- és kiegészítő létszám, illetve korrekciós szorzó alapján történik.

baa) Számított alaplétszám meghatározása:

JALsz =
– járásszékhely települési önkormányzatok esetében: Lj/9 000*(1+TELsz/84), de minimum 3 fő,

– kerületi önkormányzatok esetében: Lj/12 000,

ahol:

JALsz = adott évre elismert foglalkoztatottak számított alaplétszáma, egy tizedesre kerekítve,

Lj = a járáshoz tartozó önkormányzatok együttes, illetve a kerületi önkormányzat lakosságszáma,

TELsz = a járáshoz tartozó települési önkormányzatok száma.

bab) Számított kiegészítő létszám meghatározása

A kedvezményezett járások besorolásáról szóló 290/2014. (XI. 26.) Korm. rendelet szerinti kedvezményezett, fejlesztendő és komplex programmal fejlesztendő járások székhely települései esetében az alábbi *számított kiegészítő létszám* ismerhető el.

Járás besorolása	JKLsz (fő)		
	Lj < 20 000	20 000 <= Lj <= 35 000	Lj > 35 000
Kedvezményezett járás	0,5	1	1 + [(Lj-35 000)/35 000]
Fejlesztendő járás	1	2	2 + [(Lj-35 000)/35 000]
Komplex programmal fejlesztendő járás	1,5	3	3 + [(Lj-35 000)/35 000]

ahol:

JKLsz = adott évre elismert foglalkoztatottak számított kiegészítő létszáma, egy tizedesjegyre kerekítve.

bac) A számított alaplétszám korrekciós szorzója

A számított alaplétszám korrekciós szorzója (SZk) azon kerületi önkormányzatok esetében, amelyeknél a kerület teljes lakosságszámához viszonyítva – tárgyévet megelőző év május 31-én – a rendszeres gyermekvédelmi kedvezményben részesülő gyermekek aránya meghaladja a 2,5%-ot: 1,5, minden más esetben: 1.

bb) A támogatás meghatározása:

$$JAT = [(JALsz * SZk) + JKLsz + EM] * JFÖ$$

ahol:

JAT = a támogatás összege,

EM = család- és gyermekjóléti központonként 1 fő szociális diagnózis felvételét végző esetmenedzser,

JFÖ = a támogatás fajlagos összege.

c) Szociális étkeztetés

FAJLAGOS ÖSSZEG: 65 360 forint/fő

A támogatás a települési önkormányzatoknak a Szoctv. 62. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően nyújtott szociális étkeztetés feladataihoz kapcsolódik.

A támogatás a települési önkormányzatot a szociális étkeztetésben ellátottak száma szerint illeti meg. Ezen a jogcímen igényelhető támogatás a népkonyhai étkeztetésben részesülők után is.

A támogatás nem vehető igénybe a III.5. pont szerinti jogcímeken gyermekétkeztetésben részesülők után.

Az ellátottak számának meghatározása: tervezéskor – a heti 6, illetve 7 napon nyújtott szolgáltatásoknál a 6, illetve 7 nap alapulvételével – az ellátottak éves becsült száma, elszámoláskor az étkeztetésben részesülők étkeztetésre vonatkozó igénybevételi naplója alapján naponta összesített ellátottak száma osztva 249-cel. Egy ellátott naponta csak egyszer vehető figyelembe.

Amennyiben a szociális étkeztetés feladatának ellátásáról – a Kiegészítő szabályok 5.*d)*-*e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

d) Házi segítségnyújtás

A támogatásra az a települési önkormányzat jogosult, amely a házi segítségnyújtást a Szoctv. 63. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően működteti.

A támogatás a települési önkormányzatot a házi segítségnyújtás szociális segítés keretében ellátott személyek száma, személyi gondozás esetén a számított ellátotti létszám szerint illeti meg.

da) Szociális segítés

FAJLAGOS ÖSSZEG: 25 000 forint/fő

A támogatás a Szoctv. 63. § (3) bekezdése és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályok alapján biztosított szociális segítés keretében kizárólag szociális segítésre megállapodást kötött ellátottak után jár. A feladat ellátható közfoglalkoztatottak alkalmazásával, de ez esetben a támogatás kizárólag a feladat ellátásával összefüggő kiadások közfoglalkoztatáshoz kapcsolódó egyéb állami támogatással nem fedezett részére használható fel.

Az ellátottak számának meghatározása: tervezéskor a szociális segítés keretében ellátottak éves becsült száma, elszámoláskor a szociális segítésben részesülők tevékenységnaplója alapján naponta összesített ellátottak száma osztva 249-cel.

db) Személyi gondozás

FAJLAGOS ÖSSZEG: 330 000 forint/fő

A támogatás a Szoctv. 63. § (4) bekezdése és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályok alapján biztosított személyi gondozás keretében kizárólag személyi gondozásra megállapodást kötött ellátottak után jár. 2016. évben kötött megállapodások esetén azon ellátottak után is jár a támogatás, akikkel személyi gondozásra és szociális segítésre kötöttek megállapodást. A támogatásnál nem vehető figyelembe a társadalmi gondozók alkalmazásával, a közérdekű önkéntes tevékenység keretében, a közfoglalkoztatotti jogviszonyban álló személyek, vagy szociális szövetkezet igénybevételével nyújtott ellátás.

Az ellátottak számának meghatározása: tervezéskor a személyi gondozásra megállapodással rendelkező ellátottak részére nyújtott tevékenység éves becsült óraszáma alapján kalkulált

ellátotti létszám. Elszámoláskor az ellátotti létszámot a személyes gondoskodást nyújtó szociális intézmények szakmai feladatairól és működésük feltételeiről szóló 1/2000. (I. 7.) SzCsM rendelet (a továbbiakban: 1/2000. (I. 7.) SzCsM rendelet) 2. számú melléklet Kiegészítő szabályok 3. pontja alapján kell meghatározni. Amennyiben a gondozást nem heti 40 órában foglalkoztatott szociális gondozó végzi, úgy a gondozásra fordított havi 147 órás órakeret arányosan csökkentve vehető figyelembe. Az ellátottak száma igényléskor és elszámoláskor sem haladhatja meg a befogadott ellátotti létszámot.

Amennyiben a házi segítségnyújtásról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy a személyi gondozásnál figyelembe vett ellátotti létszám után a fajlagos összeg 130%-a igényelhető.

Egy ellátott naponta a *da)-db)* jogcímek közül csak egy jogcímen vehető figyelembe.

e) Falugondnoki vagy tanyagondnoki szolgáltatás

FAJLAGOS ÖSSZEG: 4 250 000 forint/szolgálat

A támogatásra az a települési önkormányzat jogosult, amely a falugondnoki vagy a tanyagondnoki szolgáltatást a Szoctv. 60. §-a és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően tartja fenn.

A támogatás a települési önkormányzatot az ellátást biztosító szolgálat száma alapján illeti meg.

f) Időskorúak nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 190 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően időskorúak nappali ellátását biztosító intézményt tartanak fenn. A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg.

Azon ellátott után, akire vonatkozóan a támogató szolgáltatás és a közösségi ellátások finanszírozásának rendjéről szóló jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást vagy fejlesztő foglalkoztatás működési támogatását, vagy a megváltozott munkaképességű munkavállalókat foglalkoztató munkáltatók akkreditációjáról, valamint a megváltozott munkaképességű munkavállalók foglalkoztatásához nyújtható költségvetési támogatásokról szóló 327/2012. (XI. 16.) Korm. rendelet (a továbbiakban: 327/2012. (XI. 16.) Korm. rendelet) alapján az akkreditált foglalkoztatónak támogatást folyósítanak, a fenntartó az adott napra csak a támogatás 60%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napon nyújtott szolgáltatásoknál a 6, illetve 7 nap alapulvételével – osztva 249-cel. Nem vehetők figyelembe a kizárólag étkeztetésben részesülők.

Amennyiben az időskorúak nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 150%-a igényelhető.

g) Fogyatékos és demens személyek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 689 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályok szerint fogyatékosok nappali ellátását, illetve demens ellátást biztosító intézményt tartanak fenn. A demens személyek nappali intézményében a támogatás igénybevételének feltétele, hogy az ellátásban részesülő személy rendelkezzen pszichiáter, neurológus, vagy geriáter szakorvos demenciakórképet igazoló szakvéleményével.

A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a támogató szolgáltatás és a közösségi ellátások finanszírozásának rendjéről szóló jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást vagy fejlesztő foglalkoztatás működési támogatását, vagy a 327/2012. (XI. 16.) Korm. rendelet alapján az akkreditált foglalkoztatónak támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 60%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények esetén a 6, illetve 7 nap alapulvételével – osztva 249-cel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

Amennyiben a fogyatékos és demens személyek nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

h) Pszichiátriai és szenvedélybetegek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 359 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően pszichiátriai és szenvedélybetegek számára nappali ellátást biztosító intézményt tartanak fenn.

A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a támogató szolgáltatás és a közösségi ellátások finanszírozásának rendjéről szóló jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást vagy fejlesztő foglalkoztatás működési támogatását, vagy a 327/2012. (XI. 16.) Korm. rendelet alapján az akkreditált foglalkoztatónak támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 60%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál az ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített, a Szoctv. szerint az intézménnyel megállapodást kötött ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények esetén a 6, illetve 7 nap alapulvételével – osztva 249-cel. Nem vehetők figyelembe a kizárólag étkezésben részesülők és a 30 napnál folyamatosan hosszabb ideig távolmaradók.

Amennyiben a pszichiátriai és szenvedélybetegek nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

i) Hajléktalanok nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 239 100 forint/számított férőhely

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően hajléktalanok számára nappali ellátást biztosító intézményt tartanak fenn.

A támogatás a számított férőhelyek után igényelhető.

A számított férőhelyek számának meghatározása:

$$Fh = L/249$$

Ahol:

Fh = a számított férőhelyszám, egész számra kerekítve,

L = az eseménynapló alapján összesített éves létszám, a heti 6, illetve heti 7 napos nyitvatartással működő intézmények esetén a 6, illetve 7 nap alapulvételével. Elszámolásnál a napi átlagos ellátotti létszám nem haladhatja meg a szolgáltatói nyilvántartásba bejegyzett férőhelyek 120%-át.

Amennyiben a hajléktalanok nappali intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

j) Családi bölcsőde

FAJLAGOS ÖSSZEG: 700 000 forint/fő

A támogatás a Gyvt.-ben meghatározott családi bölcsődei ellátás biztosítására a Gyvt. 44/A. §-a és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályok alapján szervezett feladatellátás után jár. A támogatás a települési önkormányzat által fenntartott családi bölcsődébe beíratott és ellátott gyermekek után vehető igénybe.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 240-nel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 240-nel.

Az ellátottak között
-   2-szeres szorzóval kell figyelembe venni a sajátos nevelési igényű, valamint korai fejlesztésre, gondozásra jogosult gyermekeket
-   1,1-szeres szorzóval kell figyelembe venni a hátrányos helyzetű gyermekeket, és
-   1,2-szeres szorzóval kell figyelembe venni a halmozottan hátrányos gyermekeket.

Amennyiben a családi bölcsődei ellátásról – a Kiegészítő szabályok 5.d)-e) pontoknak megfelelő – társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 130%-a igényelhető.

A fajlagos támogatás 50 %-a megilleti a Gyvt. 145. § (2c) bekezdés *b)* pontja alapján 2017. január 1. előtt befogadást nyert és 2017. január 1-jétől az átalakult napközbeni gyermekfelügyeletet fenntartó önkormányzatokat is.

k) Hajléktalanok átmeneti intézményei

FAJLAGOS ÖSSZEG: 569 350 forint/férőhely

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelő módon átmeneti szállást és éjjeli menedékhelyet tartanak fenn hajléktalanok részére. A támogatás a települési önkormányzatot a hajléktalanok átmeneti szállásán a ténylegesen betöltött, éjjeli menedékhelyén a működő férőhelyek száma, továbbá a hajléktalanok kórházi ellátás előtti és

utáni gondozását szolgáló olyan férőhelyek alapján illeti meg, amelyeket az Egészségbiztosítási Alap is finanszíroz.

A jogcím szerinti támogatás 50%-a igényelhető a kizárólag lakhatási szolgáltatás biztosítása esetén.

A férőhelyek számának meghatározása: tervezéskor a gondozási napokon rendelkezésre álló férőhelyek éves becsült összege osztva 366-tal, elszámolásnál az átmeneti szállás esetében a gondozási napokon ténylegesen betöltött férőhelyek, éjjeli menedékhely esetében a rendelkezésre álló férőhelyek éves összege osztva 366-tal.

Amennyiben a hajléktalanok átmeneti intézményi ellátásáról – a Kiegészítő szabályok 5.*d)-e)* pontoknak megfelelő – társulás gondoskodik, úgy a lakhatási szolgáltatásban és az önálló életvitel fenntartása érdekében szükség szerinti mértékű szociális munkában egyaránt részesülők után a fajlagos összeg 110%-a igényelhető.

l) Támogató szolgáltatás

Alaptámogatás
FAJLAGOS ÖSSZEG: 3 000 000 forint/év/szolgálat

Teljesítménytámogatás
FAJLAGOS ÖSSZEG: 2 500 forint/feladategység

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően támogató szolgáltatást tartanak fenn. A támogatásra jogosult települési önkormányzatot alaptámogatás illeti meg a szolgálatok száma és teljesítménytámogatás a szolgálat által biztosított feladategységek alapján a következők szerint.

$T = AT + (Fe * Tt)$

ahol:

AT = alaptámogatás,

Fe = feladategység: a halmozott fogyatékossága vagy autizmusa miatt szociálisan rászorult személyek segítésével töltött 40 perc, más szociálisan rászorult személyek segítésével töltött 1 óra, illetve a szociálisan rászorult személyek szállítása közben megtett 5 kilométer,

Tt = teljesítménytámogatás.

Feladategységek számának meghatározása: tervezéskor a feladategységek tervezett száma, de legfeljebb a Szoctv. alapján befogadott feladategység, elszámolásnál a teljesített feladategység, de legfeljebb a befogadott feladategység.

Támogató szolgáltatás esetén évente legalább 1200 feladategységet, nem egész évben történő támogatás esetén ennek időarányos részét személyi segítéssel kell teljesíteni. Ahány feladategységgel a szolgáltató ennél kevesebbet teljesít, annyi szállítási szolgáltatással teljesített feladategység nem vehető figyelembe a teljesített feladategység meghatározása során. A szállításhoz kapcsolódó személyi segítés aránya a személyi segítésen belül az elszámolható feladategység legfeljebb 50%-a lehet.

Ha a kötelezően teljesítendő feladatmutató – évi 3000 feladategység, nem egész évben történő támogatás esetén ezek időarányos része – nem teljesül, elszámoláskor a tárgyévi alaptámogatás arányos részét vissza kell fizetni.

m) Közösségi alapellátások

Alaptámogatás

FAJLAGOS ÖSSZEG: 2 000 000 forint/év/szolgálat

Teljesítménytámogatás
FAJLAGOS ÖSSZEG: 196 000 forint/feladategység

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően pszichiátriai betegek részére nyújtott közösségi alapellátást vagy szenvedélybetegek részére nyújtott közösségi alapellátást biztosító szolgálatot tartanak fenn. A támogatásra jogosult települési önkormányzatot alaptámogatás illeti meg a szolgálatok száma és teljesítménytámogatás a szolgálat által biztosított feladategységek alapján a következők szerint:

T=AT+ (Fe*Tt)
ahol:
AT= alaptámogatás
Fe = feladategység
  a) pszichiátriai betegek részére nyújtott közösségi alapellátás esetén az egész évben szolgáltatásban részesülő, a BNO 10 kódkönyv F 00-09 vagy 20-99 diagnóziskódba tartozó ellátott,
  b) szenvedélybetegek részére nyújtott közösségi alapellátás esetén az egész évben szolgáltatásban részesülő, a BNO 10 kódkönyv F 10-19 diagnóziskódba sorolható, vagy egyéb kóros függőség által okozott mentális és viselkedési zavarokban – különösen játék- vagy munkaszenvedélyben, társfüggőségben – szenvedő ellátott.
Tt = teljesítménytámogatás

Feladategységek számának meghatározása: tervezéskor a feladategységek tervezett száma, de legfeljebb a Szoctv. alapján befogadott feladategység, elszámolásnál a teljesített feladategység, de legfeljebb a befogadott feladategység. Ha a kötelezően teljesítendő feladatmutató – éves átlagban 40 fő, nem egész évben történő támogatás esetén ezek időarányos része – nem teljesül, elszámoláskor a tárgyévi alaptámogatás arányos részét vissza kell fizetni.

n) Óvodai és iskolai szociális segítő tevékenység támogatása

ELŐIRÁNYZAT: 5 519,5 millió forint

A támogatásra az a járásszékhely települési önkormányzat jogosult, amely az általa fenntartott család- és gyermekjóléti központ útján ellátja a Gyvt. szerinti óvodai és iskolai szociális segítő tevékenységet.
Az önkormányzatokat megillető támogatás éves összegét a szociál- és nyugdíjpolitikáért felelős miniszter 2019. november 30-áig állapítja meg.

3. Bölcsőde, mini bölcsőde támogatása

ELŐIRÁNYZAT: 36 568,9 millió forint

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk fenntartott, a Gyvt. és a Kiegészítő szabályok 5.*o)* pontja szerinti szabályainak megfelelően működtetett bölcsődék, mini bölcsődék kiadásaihoz.

a) A finanszírozás szempontjából elismert szakmai dolgozók bértámogatása

FELSŐFOKÚ VÉGZETTSÉGŰ KISGYERMEKNEVELŐK, SZAKTANÁCSADÓK BÉRTÁMOGATÁSA:	4 419 000 forint/számított létszám/év
BÖLCSŐDEI DAJKÁK, KÖZÉPFOKÚ VÉGZETTSÉGŰ KISGYERMEKNEVELŐK, SZAKTANÁCSADÓK BÉRTÁMOGATÁSA:	2 993 000 forint/számított létszám/év

A központi költségvetés a Kjt., valamint a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvénynek a szociális, valamint a gyermekjóléti és gyermekvédelmi ágazatban történő végrehajtásáról szóló 257/2000. (XII. 26.) Korm. rendelet (a továbbiakban: Kjtvhr.), továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú támogatást biztosít a bölcsődét, mini bölcsődét fenntartó települési önkormányzatok részére, az általuk foglalkoztatott kisgyermeknevelők, szaktanácsadók és bölcsődei dajkák (a továbbiakban együtt: szakmai dolgozók) béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adó kifizetéséhez. A szakmai dolgozók körébe tartozik a szakmai feladatokat ellátó bölcsődevezető, intézményvezető is. A bértámogatás szolgál a bölcsődei pótlék és az arra tekintettel fizetendő szociális hozzájárulási adó kifizetésére is.

aa) Az ellátottak számának meghatározása

Az ellátottak számának meghatározása:
– tervezéskor a beíratott gyermekek naponként figyelembe vett éves becsült létszáma osztva 231-gyel,
– elszámoláskor a beíratott gyermekek naponként figyelembe vett éves tényleges létszáma osztva 231-gyel.
A beíratott és a támogatás szempontjából figyelembe vett gyermekek létszáma egyetlen alkalommal és összesen sem haladhatja meg a szolgáltatói nyilvántartásban szereplő férőhelyszámot. Az adott hónapban valamennyi nyitvatartási napon figyelembe vehető az a gyermek, aki 10 napnál többet a hónapban nem hiányzott. Nem tekintendő hiányzónak a sajátos nevelési igényű, valamint korai fejlesztésre, gondozásra jogosult gyermek azon a napon, amikor nem a bölcsődében, mini bölcsődében részesül korai fejlesztésben. A fentiek szerint figyelembe vett sajátos nevelési igényű, valamint korai fejlesztésre, gondozásra jogosult gyermekeket az ellátottak számában két főként kell figyelembe venni.

Nem vehető figyelembe ugyanakkor az adott hónap egyetlen nyitvatartási napján sem az a gyermek, aki a hónapban 10 napnál többet hiányzott.

ab) A szakmai dolgozók számított létszámának meghatározása

MB_{sz} = [Le/7, lefelé kerekítve 0 tizedesre) *2,5 fő] + {ha [Le – (Le/7, lefelé kerekítve 0 tizedesre) * 7] >=3, akkor 2,5 fő, ha értéke 0-nál nagyobb és 3-nál kisebb, akkor 1,5 fő}

BB_{sz} = [L_e /12 *2, de legalább 2 fő kisgyermeknevelő] +
[L_e / 24, de legalább 1 fő bölcsődei dajka] +
[$L_{e\,t}$* 2 fő kisgyermeknevelő)] +
egyesített bölcsőde, bölcsődei igazgatóság esetén 1 fő szaktanácsadó +
egycsoportos bölcsőde esetén 1 fő helyettesítő

ahol:

MB_{sz} = mini bölcsődében a szakmai dolgozók számított létszáma,

BB_{sz} = bölcsődében a szakmai dolgozók számított létszáma,

L_e = a bölcsődei ellátottak *aa)* alpont szerinti elismert létszáma

Let = azon telephelyek száma, ahol a bölcsődei ellátottak *aa)* alpont szerinti elismert létszáma meghaladja a 60 főt.

Amennyiben a mini bölcsődében az ellátottak száma meghaladja a 14 főt, úgy a szakmai dolgozók számított létszámát a bölcsődére irányadó képlet szerint kell meghatározni.

A támogatás igénylése szempontjából a szakmai dolgozók finanszírozott létszáma a fenti képlet szerinti létszám, de legfeljebb a 2020. évben a ténylegesen foglalkoztatott szakmai dolgozók – teljes munkaidőre átszámított – átlagos száma, egy tizedesre kerekítve, azaz:

$B_{fk} + B_{ff} <= MBsz$ vagy $BBsz$

ahol:

B_{fk} = a finanszírozás szempontjából elismert bölcsődei dajkák és középfokú végzettségű bölcsődei kisgyermeknevelők, szaktanácsadók száma, egy tizedesre kerekítve,

B_{ff} = a finanszírozás szempontjából elismert felsőfokú végzettségű bölcsődei kisgyermeknevelők, szaktanácsadók száma, egy tizedesre kerekítve,

ac) A szakmai dolgozók finanszírozott létszámra jutó bértámogatás meghatározása:

$$T_f = B_{fk} * BT_k + B_{ff} * BT_f$$

ahol:

T_f = a szakmai dolgozók finanszírozás szempontjából elismert létszámának átlagbéralapú támogatása,

BT_k = a bölcsődei dajkák és középfokú végzettségű kisgyermeknevelők, szaktanácsadók bértámogatása

BT_f = a felsőfokú végzettségű kisgyermeknevelők, szaktanácsadók bértámogatása.

A támogatás felhasználható a 2019. december havi bérek 2020. januárban történő kifizetésére is.

b) Bölcsődei üzemeltetési támogatás

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az általuk biztosított bölcsődei, mini bölcsődei feladattal összefüggésben felmerülő kiadásokhoz a személyi térítési díjból származó elvárt bevételek figyelembevételével.

A üzemeltetési támogatás összege nem haladhatja meg a bölcsődei, mini bölcsődei feladatellátás teljes éves kiadásának a gondozási díjakból származó bevétellel és az *ac)* alpont szerinti bértámogatással csökkentett összegét. Az ezzel kapcsolatos önkormányzati adatszolgáltatást a Kincstár ellenőrzi.

A bölcsődei üzemeltetési támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.

A bölcsődei üzemeltetési támogatásának önkormányzatonkénti meghatározásáról és annak összegéről – az önkormányzatok által nyújtott adatszolgáltatás alapján, a települések típusát és az egy lakosra jutó adóerő-képességét is figyelembe véve – az államháztartásért felelős miniszter 2019. december 15-éig dönt. A Kiegészítő szabályok 2.*b)* pontja szerinti májusi és októberi adatszolgáltatás alapján a miniszter döntését módosíthatja.

4. A települési önkormányzatok által biztosított egyes szociális szakosított ellátások, valamint a gyermekek átmeneti gondozásával kapcsolatos feladatok támogatása

ELŐIRÁNYZAT: 31 646,0 millió forint

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk fenntartott, a Szoctv. és a Gyvt. szabályainak és a Kiegészítő szabályok 5.*o)* pontja szerinti szakmai szabályoknak megfelelően működtetett
– időskorúak átmeneti és tartós bentlakásos ellátását,
– a hajléktalan személyek tartós bentlakásos ellátását, illetve
– a gyermekek és családok átmeneti gondozását
biztosító intézmények, illetve a fogyatékos, valamint a pszichiátriai és szenvedélybeteg személyek részére nyújtott támogatott lakhatás egyes kiadásaihoz.

a) *A finanszírozás szempontjából elismert szakmai dolgozók bértámogatása*

SZAKMAI DOLGOZÓK ÁTLAGBÉRÉNEK ÉS 3 858 040 forint/számított
KÖZTERHEINEK ELISMERT ÖSSZEGE: létszám/év

A központi költségvetés a Kjt., valamint a Kjtvhr., továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú támogatást biztosít az időskorúak átmeneti és tartós, a hajléktalan személyek tartós bentlakást nyújtó szociális intézményeit fenntartó, a gyermekek és családok átmeneti gondozását, illetve a fogyatékos, valamint a pszichiátriai és szenvedélybeteg személyek részére nyújtott támogatott lakhatást biztosító települési önkormányzatok részére, az általuk foglalkoztatott szakmai dolgozók béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adó kifizetéséhez.

A támogatás a települési önkormányzatot a Kiegészítő szabályok 5.*k)* pontja szerint számított segítői létszám után illeti meg.

Az átlagbéralapú támogatás azon települési önkormányzatokat is megilleti, amelyek a gyermekek átmeneti gondozásának biztosítására a Gyvt.-ben szabályozott módon helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására a szolgáltatói nyilvántartásba történő bejegyzés alapján jogosultak, illetve az önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján. A támogatás ebben az esetben a helyettes szülői ellátással kapcsolatos költségekre fordítható.

aa) Az ellátottak számának meghatározása

A települési önkormányzatok a Kiegészítő szabályok 2.*a)* pontja szerinti igénylés keretében adatot szolgáltatnak az ellátottak létszámáról, amely éves szinten nem lehet több a szolgáltatói nyilvántartásban szereplő létszám 100%-nál.
Az ellátottak számának meghatározása:
– tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 366-tal,
– elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 366-tal.

ab) A számított segítői munkatárs létszám meghatározása

$$Gsz = L/4 * Ksz_1$$

ahol:

Gsz = adott évre számított, elismert segítő munkatársak szolgáltatásonkénti együttes létszáma, szolgáltatásonként egész számra felfelé, illetve helyettes szülői ellátás esetén két tizedesre kerekítve,

L = adott évre elismert *aa)* alpont szerinti összes ellátotti létszám,

Ksz_l = az alábbi táblázat szerinti szolgáltatásbiztosításához kapcsolódó korrekciós szorzószám, szolgáltatásonként.

No.	Altípus	Szorzószám (Ksz1)
1	idősek otthona	1,00
2	időskorúak gondozóháza	0,93
3	idősek otthonában, időskorúak gondozóházában elhelyezett, pszichiáter, neurológus, vagy geriáter szakorvos demenciakórkép súlyos vagy középsúlyos fokozatát megállapító szakvéleményével rendelkező ellátottak	1,19
4	hajléktalanok otthona	1,05
5	hajléktalan személyek rehabilitációs intézménye	0,8
6	támogatott lakhatás fogyatékos személyek részére	1,19
7	fokozott gondozási szükséglettel rendelkező fogyatékos személyek részére támogatott lakhatás: a személyes gondoskodást nyújtó szociális intézmények szakmai feladatairól és működésük feltételeiről szóló 1/2000. (I.7.) SzCsM rendelet szerinti Komplex támogatási szükségletmérő eszköz Összegző adatlap II. pont I. Személyi higiéné, II. Személyi függetlenség, III. Mobilitás kategóriák közül legalább két kategóriában teljes támogatást igénylő ellátott	1,5
8	magas gondozási szükséglettel rendelkező fogyatékos személyek részére támogatott lakhatás: a személyes gondoskodást nyújtó szociális intézmények szakmai feladatairól és működésük feltételeiről szóló 1/2000. (I.7.) SzCsM rendelet szerinti Komplex támogatási szükségletmérő eszköz Összegző adatlap II. pont I. Személyi higiéné, II. Személyi függetlenség, III. Mobilitás kategóriák közül legalább egy kategóriában teljes támogatást igénylő ellátott	1,43
9	támogatott lakhatás pszichiátriai betegek részére	0,77
10	támogatott lakhatás szenvedélybetegek részére	0,74
11	helyettes szülőnél biztosított átmeneti ellátás	0,8
12	gyermekek átmeneti otthonában biztosított átmeneti ellátás	0,94
13	családok átmeneti otthonában biztosított átmeneti ellátás	0,83
14	családok átmeneti otthonában külső férőhelyén biztosított átmeneti ellátás	0,7

ac) A szakmai dolgozók bértámogatásának meghatározása:

$$Tsz = Gsz * Ábsz$$

ahol:

Tsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbéralapú támogatása,

Ábsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbérének elismert összege.

A támogatás felhasználható a 2019. december havi bérek 2020. januárban történő kifizetésére is.

b) Intézményüzemeltetési támogatás

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az általuk fenntartott időskorúak átmeneti és tartós, a hajléktalan személyek tartós bentlakását, valamint a gyermekek és családok átmeneti gondozását biztosító intézményeiben – ide nem értve a helyettes szülői ellátást és a családok átmeneti otthonának külső férőhelyeit – az intézményvezető és a nem a közvetlen szakmai feladatellátásban dolgozók béréhez, az ehhez kapcsolódó szociális hozzájárulási adóhoz, a szakmai dologi kiadásokhoz, valamint a feladatellátásra szolgáló épület és annak infrastruktúrája folyamatos működtetéséhez szükséges kiadásokhoz, az intézményi térítési bevételek figyelembevételével.

A támogatás összege (a továbbiakban: T) – a Kincstár által ellenőrzött helyi önkormányzati adatszolgáltatás alapján – legfeljebb az alábbiak szerint meghatározott mérték lehet:

$$T <= \ddot{O}sz + (Iv * \acute{A}bsz) - Szt$$

ahol:

Ösz = éves összes várható intézményüzemeltetési kiadás,

Iv = a finanszírozás szempontjából elismert intézményvezető száma a Kiegészítő szabályok 5.*k)* pontja szerint,

Szt = személyi térítési díjakból származó bevétel várható éves összege.

Az intézményüzemeltetési támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.

Az intézményüzemeltetési támogatás önkormányzatonkénti meghatározásáról és annak összegéről – az önkormányzatok által nyújtott adatszolgáltatás alapján –az államháztartásért felelős miniszter 2019. december 15-éig dönt. A Kiegészítő szabályok 2.*b)* pontja szerinti májusi adatszolgáltatás alapján a miniszter döntését módosíthatja.

5. Gyermekétkeztetés támogatása

ELŐIRÁNYZAT: 82 482,2 millió forint

a) Intézményi gyermekétkeztetés támogatása

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk a bölcsődében, mini bölcsődében, a fogyatékos személyek nappali intézményében elhelyezett gyermekek számára biztosított, továbbá az óvodai, iskolai, kollégiumi és externátusi gyermekétkeztetés (a továbbiakban: intézményi gyermekétkeztetés) egyes kiadásaihoz. A támogatás igénylésének feltétele, hogy az önkormányzat saját fenntartásában lévő költségvetési szerv útján, társult feladatellátás esetén a társulás által fenntartott költségvetési szerv útján, vagy gazdasági társaságtól, egyéni vállalkozótól, központi költségvetési szervtől vagy nemzetiségi önkormányzattól (a továbbiakban: külső szolgáltató) vásárolt szolgáltatással biztosítsa az étkeztetést.

Az önkormányzat az általa fenntartott bölcsődében, mini bölcsődében és óvodában, vagy a közigazgatási területén a tankerületi központ, valamint az állami szakképzési és felnőttképzési szerv által fenntartott nem bentlakásos nevelési-oktatási intézményben biztosított intézményi gyermekétkeztetés esetében egyházi fenntartótól is vásárolhatja a szolgáltatást. Ebben az esetben az egyházi fenntartó külső szolgáltatónak minősül.

A külső szolgáltatótól vásárolt szolgáltatással kapcsolatos további feltételeket a kiegészítő szabályok 5. *ma)* pontja tartalmazza.

Társult feladatellátás esetén a társulási megállapodás szerinti székhely önkormányzat igényelhet támogatást.

aa) Az intézményi gyermekétkeztetés kapcsán az étkeztetési feladatot ellátók után járó bértámogatás

DOLGOZÓK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE:	2 200 000 forint/számított létszám/év

A központi költségvetés a Kjt., a köznevelési Kjtvhr., a Kjtvhr., továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú támogatást biztosít a gyermekétkeztetést biztosító települési önkormányzatok részére, az önkormányzat által foglalkoztatottak béréhez és az ehhez kapcsolódó szociális hozzájárulási adóhoz.

A számított dolgozói létszám alapján megállapított bértámogatás megilleti azon önkormányzatokat is, amelyek a feladatot vásárolt szolgáltatás útján látják el, ekkor e támogatás a szerződés szerinti szolgáltatási díj ellentételezése, továbbá a gyermekétkeztetéssel összefüggő valamennyi kiadás fedezetéül szolgál.

Az ellátottak számának meghatározása

A települési önkormányzat az általa étkeztetett, bölcsődében, mini bölcsődében, óvodában, nappali rendszerű köznevelésben, továbbá a kollégiumi ellátásban részesülő gyermekek, tanulók, fogyatékos személyek nappali intézményében elhelyezett gyermekek esetén az ellátottak számának meghatározása a Kiegészítő szabályok 5.*mb)* pontja figyelembevételével történik. Ugyanazon gyermek, tanuló csak egy feladatellátási helyen biztosított étkeztetésnél vehető figyelembe.

A számított dolgozói létszám meghatározása

A számított dolgozói létszám – a kollégiumi, externátusi étkeztetettek számán kívüli – az ellátottak számától függően az alábbi ellátotti kategóriák szerint a következő

ha L értéke 1-100 közötti:

$Dsz = (L/25+Lk/25)*F$

ha L értéke 101-500 közötti:

$Dsz = (100/25+(L-100)/60+Lk/25)*F$

ha L értéke 501-1 000 közötti:

$Dsz = (100/25+(500-100)/60+(L-500)/70+Lk/25)*F$

ha L értéke 1 001-1 500 közötti:

$Dsz = (100/25+(500-100)/60+(1 000-500)/70+(L-1 000)/75+Lk/25)*F$

ha L értéke 1 500 feletti:

$Dsz = (100/25+(500-100)/60+(1 000-500)/70+(1 500-1 000)/75+(L-1 500)/80+Lk/25)*F$

ahol:

Dsz = adott évre számított dolgozók létszáma, két tizedesre kerekítve,

L = adott évre elismert – kollégiumi, externátusi étkeztetettek kivételével – ellátotti létszám,

Lk = az adott évre elismert kollégiumi, externátusi létszám,

F = a gyermekétkeztetési feladatellátási helyek számától függő tényező, amelynek értéke

1 feladatellátási hely esetén:	1,0
2-3 feladatellátási hely esetén:	1,1
4-6 feladatellátási hely esetén:	1,2
6 feladatellátási hely felett:	1,3

Bölcsőde, mini bölcsőde, fogyatékos személyek nappali intézménye esetén feladatellátási helyként az engedélyesek számát kell figyelembe venni.

A dolgozók bértámogatásának meghatározása

$$Tsz = Dsz * Ábd$$

ahol:

Tsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbéralapú támogatása,

Ábd = a finanszírozás szempontjából elismert dolgozók átlagbérének elismert összege.

A támogatás felhasználható a 2019. december havi bérek 2020. januárban történő kifizetésére is.

ab) Az intézményi gyermekétkeztetés üzemeltetési támogatása

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az általuk biztosított intézményi gyermekétkeztetési feladattal összefüggésben felmerülő nyersanyag- és dologi kiadásokhoz a személyi térítési díjból származó elvárt bevételek figyelembevételével.

A támogatás összege (a továbbiakban: *T*) – a Kincstár által ellenőrzött helyi önkormányzati adatszolgáltatás alapján – legfeljebb az alábbiak szerint meghatározott mérték lehet:

$$T <= Kgy - Szt$$

ahol:

Kgy = az intézményi gyermekétkeztetés várható éves nyersanyag- és dologi kiadása (vásárolt szolgáltatás esetében a vásárolt szolgáltatás útján ellátottakra számított *aa)* alpont szerinti támogatással csökkentett éves nyersanyag- és dologi kiadás összege),

Szt = személyi térítési díjakból származó bevétel elvárt éves összege.

Az intézményi gyermekétkeztetés üzemeltetési támogatásának összege nem haladhatja meg az önkormányzat által jelzett nettó kiadások bértámogatással csökkentett összegét.

Az intézményi gyermekétkeztetés üzemeltetési támogatásának megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.

Az intézményi gyermekétkeztetés üzemeltetési támogatásának önkormányzatonkénti meghatározásáról és annak összegéről – az önkormányzatok által nyújtott adatszolgáltatás alapján, a települések típusát és az egy lakosra jutó adóerő-képességét is figyelembe véve – az államháztartásért felelős miniszter 2019. december 15-éig dönt. A Kiegészítő szabályok 2.*b)* pontja szerinti májusi és októberi adatszolgáltatás alapján a miniszter döntését módosíthatja.

b) A rászoruló gyermekek szünidei étkeztetésének támogatása

A támogatás a rászoruló gyermekek Gyvt. 21/C. § (1) bekezdés *a)* pontjában szereplő gyermekek szünidei étkeztetését biztosító települési önkormányzatokat illeti meg, az étkezési adagok száma alapján. Az étkezési adagok számába beleértendő a személyes gondoskodást nyújtó gyermekjóléti alapellátások és gyermekvédelmi szakellátások térítési díjáról és az igénylésükhöz felhasználható bizonyítékokról szóló 328/2011. (XII. 29.) Korm. rendelet 13/A. § (1)-(2) bekezdése szerint biztosított szünidei étkeztetés is.

A támogatás összege az egy lakosra jutó adóerő-képességtől függő fajlagos összegek figyelembevételével kerül meghatározásra az alábbiak szerint.

Egy lakosra jutó adóerő-képesség (forint)	Fajlagos összeg korrigált értéke az egy lakosra jutó adóerő-képesség alapján (forint/étkezési adag)
0-18 000	570
18 001-21 000	542
21 001-24 000	513
24 001-27 000	485
27 001-30 000	456
30 001-35 000	399
35 001-40 000	342
40 001-	285

A támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.

IV. A TELEPÜLÉSI ÖNKORMÁNYZATOK KULTURÁLIS FELADATAINAK TÁMOGATÁSA

ELŐIRÁNYZAT: 14 743,1 millió forint

Az előirányzat a települési önkormányzatokat a kulturális alapellátás biztosításához, a muzeális intézmények fenntartásához, a nyilvános könyvtári feladatok ellátásához és a közművelődési alapszolgáltatások biztosításához illeti meg.

a) Megyeszékhely megyei jogú városok és Szentendre Város Önkormányzata közművelődési feladatainak támogatása

ELŐIRÁNYZAT: 791,7 millió forint
FAJLAGOS ÖSSZEG: 459 forint/fő

A támogatás a megyeszékhely megyei jogú városok és Szentendre Város Önkormányzatát lakosságszám alapján illeti meg a Mötv., valamint a muzeális intézményekről, a nyilvános könyvtári ellátásról és a közművelődésről szóló 1997. évi CXL. törvényben (a továbbiakban: Kult. tv.) meghatározott közművelődési alapszolgáltatások biztosításához.

b) Települési önkormányzatok nyilvános könyvtári és közművelődési feladatainak támogatása

ELŐIRÁNYZAT: 10 472,8 millió forint
FAJLAGOS ÖSSZEG: 1 251 forint/fő, de településenként legalább 1 800 000 forint

A támogatás a települési önkormányzatokat lakosságszám alapján illeti meg a Mötv.-ben, valamint a Kult. tv.-ben meghatározott nyilvános könyvtári feladatainak ellátásához és a közművelődési alapszolgáltatások biztosításához.

A támogatásból a megyeszékhely megyei jogú városok önkormányzata, Szentendre Város Önkormányzata, Budapest Főváros Önkormányzata, és a fővárosi kerületek önkormányzatai nem részesülhetnek.

c) Budapest Főváros Önkormányzata múzeumi, könyvtári és közművelődési feladatainak támogatása

ELŐIRÁNYZAT: 692,2 millió forint

A támogatás Budapest Főváros Önkormányzatát illeti meg a Mötv.-ben, valamint a Kult. tv.-ben meghatározott könyvtári, múzeumi és közművelődési feladatainak ellátásához.

d) Fővárosi kerületi önkormányzatok közművelődési feladatainak támogatása

ELŐIRÁNYZAT: 692,2 millió forint
FAJLAGOS ÖSSZEG: 410 forint/fő

A támogatás a fővárosi kerületek önkormányzatait lakosságszám alapján illeti meg a Mötv.-ben, valamint Kult. tv. alapján meghatározott közművelődési alapszolgáltatások biztosításához.

e) Megyei hatókörű városi könyvtár kistelepülési könyvtári célú kiegészítő támogatása

ELŐIRÁNYZAT: 2 094,2 millió forint

A támogatást a megyei hatókörű városi könyvtárat fenntartó megyeszékhely megyei jogú város és Szentendre Város Önkormányzata igényelheti a könyvtár által az 5 500 főnél kisebb lakosságszámú – könyvtári szolgáltató helyet működtető – településsel 2019. október 15-éig kötött megállapodások alapján, a következők szerint:

ea) 1000 fő lakosságszámú vagy az alatti település

FAJLAGOS ÖSSZEG: 668 300 Ft/település

eb) 1001 – 1500 fő lakosságszám közötti település

FAJLAGOS ÖSSZEG: 1 060 760 Ft/település

ec) 1501 – 5500 fő lakosságszám közötti település

FAJLAGOS ÖSSZEG: 1 002 460 Ft/település

A támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2.*a)* pontja tartalmazza.

V. SZOLIDARITÁSI HOZZÁJÁRULÁS

A 34 000 forint feletti egy lakosra jutó adóerő-képességgel rendelkező települési önkormányzattól – Budapest Főváros Önkormányzatának kivételével – a támogatáscsökkentés beszámítás alapját meghaladó része (a továbbiakban: szolidaritási

hozzájárulás alapja) a nettó finanszírozás keretében elvonásra kerül szolidaritási hozzájárulás jogcímen. A szolidaritási hozzájárulás számításakor alkalmazandó paramétertábla:

No.	Kategóriák a települési önkormányzat egy lakosra jutó adóerő-képessége szerint (forint)		Hozzájárulás mértéke a szolidaritási hozzájárulás alapjának százalékában	
	alsó határ	felső határ	minimum	maximum
	a	b	c	d
1	0	34 000	0	0
2	34 001	45 000	15	50
3	45 001	60 000	50	75
4	60 001	125 000	75	100
5	125 001		100	

A szolidaritási hozzájárulás az alábbi képlet alapján határozható meg:

$$SZH = SZHA * [\, c + (AE - a)/(b - a) * (d - c) \,] \, / \, 100, \text{ egész számra kerekítve} - KT, \text{ de}$$
$$\text{értéke legalább } 0$$

ahol:

SZH = szolidaritási hozzájárulás fizetendő összege,

SZHA = szolidaritási hozzájárulás alapja,

AE = az önkormányzat egy lakosra jutó adóerő-képessége, ami alapján a szolidaritási hozzájárulás mértékének számításakor alkalmazandó paramétertábla megfelelő sora alkalmazandó,

a-d = a szolidaritási hozzájárulás számításakor alkalmazandó paramétertábla szerinti érték,

KT = 500 fő lakosságszám alatti települések esetében alkalmazandó korrekciós tényező, amelynek összege 15 millió forint

Budapest Főváros Önkormányzata esetében a szolidaritási hozzájárulás összege 10 000,0 millió forint.

Kiegészítő szabályok:

1. *Általános szabályok*

a) Az e melléklet szerinti támogatások 2020. december 31-ig használhatók fel és elsősorban működési célokat szolgálnak. A támogatások felhalmozási bevételként eredeti előirányzatként akkor sem tervezhetők, ha a Kiegészítő szabályok valamely támogatás esetében lehetővé teszik a felhalmozási kiadások elszámolását, és a felhalmozási kiadások nem veszélyeztethetik a feladatokhoz kapcsolódó működtetési tevékenységeket, a feladat jogszabályokban rögzített paramétereknek megfelelő ellátásához szükséges működési kiadások teljesítését. Az e melléklet szerinti támogatások megalapozottságának államháztartásról szóló jogszabályok szerinti ellenőrzése a támogatást megalapozó valamennyi kritérium vizsgálatát magában foglalja.

b) A települési önkormányzatok közigazgatási státuszát a 2019. november 1-jei állapotnak megfelelő, a lakosságszámra és korcsoportba tartozók esetében pedig a Belügyminisztérium – 2019. január 1-jei állapotnak megfelelő – adatait kell figyelembe venni.

c) Az e melléklet szerinti adóerő-képesség figyelembevétele a következők szerint történik:

A 2018. július 1-jén hatályos iparűzési adórendelettel rendelkező települési önkormányzat a 2019. II. negyedéves költségvetési jelentés keretében szolgáltatott adatot a 2018. évi iparűzési

adóalap összegéről. A 2019. II. negyedéves költségvetési jelentés keretében adatot nem szolgáltató önkormányzat esetében az egy lakosra jutó iparűzési adóerő-képesség 15 000 Ft. Ezen önkormányzatok esetében a számított adóalap az e pont szerinti egy lakosra jutó adóerő-képesség és az önkormányzat lakosságszáma alapján kalkulált.

d) A helyi önkormányzatokért felelős miniszter az általa üzemeltetett elektronikus rendszeren keresztül 2020. január 6-áig a települési önkormányzatok számára elérhetővé teszi az e melléklet I.1-I.3. pontok, I.5. pont, II.-IV. pontok szerinti támogatások települési önkormányzatokat megillető összegét.

e) Az e melléklet szerinti támogatások igénylési és döntési eljárására nem kell alkalmazni az általános közigazgatási rendtartásról szóló 2016. évi CL. törvény szabályait.

2. *Az e melléklet szerinti támogatások meghatározásához, módosításához, a helyi önkormányzatok egymás közötti, illetve a helyi önkormányzati körön kívüli szervezetnek történő feladat-, illetve intézmény átadás-átvételéhez kapcsolódó eljárásrend:*

a) Támogatások meghatározása

No.	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Adatszolgáltatás célja
1.	az Ávr. szerint	I.2.	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m³) alapján	a lakossági díjak csökkentését célzó támogatás megalapozása
2.	az Ávr. szerint	II.1. és II.2.	gyermeklétszám a 2019/2020. nevelési évi nyitó (október 1-jei) tényleges, a 2019. december 31-ei állapotra becsült adatok, a 2020/2021. nevelési évi becsült adatok alapján, illetve a vezetői órakedvezmény miatti pedagógus-többletlétszám, valamint a segítők létszáma a becsült adatok alapján	a felmért gyermeklétszám, vezetői órakedvezmény miatti pedagógus-többletlétszám, illetve segítők létszáma alapján a 2020. évi bértámogatás és óvodaműködtetési támogatás megalapozása
3.	az Ávr. szerint	II.3.	e tábla 2. pont szerinti gyermeklétszámából a 2019/2020. nevelési évben ténylegesen utaztatott gyermekek, továbbá 2020/2021. nevelési évben az utaztatott gyermekek becsült száma	utaztatott gyermekek támogatásának megalapozása
4.	az Ávr. szerint	II.5.	nemzetiségi pótlékban részesülő pedagógusok száma	nemzetiségi pótlékhoz biztosított támogatás megalapozása
5.	az Ávr. szerint	III.2.	éves becsült ellátotti adatok, az *a)* és *b)* pont szerinti támogatások esetében az ellátási terület	a III.2. szerinti jogcímek támogatásának megalapozása
6.	az Ávr. szerint	III.3.	a bértámogatás megállapításához az éves becsült ellátotti adatok és feladatellátási helyek száma; az üzemeltetési támogatás megállapításához a 2020. évi feladatellátás becsült adatai	a dolgozók bértámogatása és a bölcsődei üzemeltetési támogatás megalapozása

7.	az Ávr. szerint	III.4.	a bértámogatás megállapításához az ellátottak éves becsült száma; az intézményüzemeltetési támogatáshoz a 2019. évi igénylés, valamint az időarányos teljesítés és a 2020. évi paraméterek figyelembevételével 2020. évre becsült adatok	2019. évi szakmai dolgozók bértámogatása és az intézményüzemeltetési támogatás megalapozása
8.	az Ávr. szerint	III.5.	a bértámogatás megállapításához az éves becsült ellátotti adatok és a székhely, illetve telephelyek száma; az üzemeltetési támogatás megállapításához a 2020. évi feladatellátás becsült adatai; a rászoruló gyermekek szünidei étkeztetése támogatásának megállapításához szükséges adatok	a dolgozók bértámogatása és az intézményi gyermekétkeztetési üzemeltetési támogatás megalapozása, továbbá a rászoruló gyermekek szünidei étkeztetése támogatásának megalapozása
9.	az Ávr. szerint	IV. e)	2019. október 15-ei tényadatok	a megyei könyvtárral megállapodást kötő önkormányzatok számának felmérése a támogatásra jogosult önkormányzatok adatszolgáltatása alapján

b) Támogatások évközi módosítása

No.	Adat- szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Finanszírozás kezdő hónapja
1.	2020. május 15.	I.2., II.1., II.2., II.3., II.4., II.5., III.2., III.3., III.4., III.5.	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) módosítható; az óvodások száma, a vezetői órakedvezmény miatti pedagógus-többletlétszám, illetve a segítők létszáma, nemzetiségi pótlékban részesülő pedagógusok száma, valamint a szociális jogcímek esetében a becsült éves ellátotti adatok módosíthatók; a III.3., III.4. és III.5.a) jogcímeknél a becsült éves ellátotti adatok, és az üzemeltetési támogatás megállapításához a 2020. évi feladatellátás becsült adatai módosíthatók; a III.5.b) jogcímnél az étkezési adagszám módosítható	2020. július
2.	2020. október 5.	I.2., II.1., II.2., II.3., II.4., II.5., III.2, III.3., III.4.a), III.4.b),	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) módosítható; az óvodások száma, a vezetői órakedvezmény miatti pedagógus-többletlétszám, illetve a segítők létszáma, nemzetiségi pótlékban részesülő pedagógusok száma, valamint szociális és gyermekétkeztetési jogcímek esetében a becsült éves ellátotti adatok, az	2020. december

| | | III.5.. | üzemeltetési támogatás megállapításához a 2020. évi feladatellátás becsült adatai módosíthatók; a III.5.*b)* jogcímnél az étkezési adagszám módosítható | |

c) A települési önkormányzatok egymás közötti, illetve települési önkormányzaton kívüli (a továbbiakban: önkormányzati körön kívüli) szervezetnek történő feladat-, illetve intézmény átadás-átvétele

No.	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Finanszírozás kezdő hónapja
1.	2020. május 15.	II.1., II.2., II.3.	2020. szeptember 1-jével történő fenntartóváltozás jelzése, az *a)* pont szerinti felmérés során megadott adatok megbontásával	2020. szeptember
		III.2., III.3., III.4., III.5.*a)*	2020. július 1-jével történő fenntartóváltozás jelzése, az *a)* pont szerinti felmérés során megadott ellátotti adatok megjelölésével	2020. július
2.	2020. október 5.	III.2., III.3., III.4., III.5.*a)*	2020. december 1-jével történő fenntartóváltozás jelzése, az *a)* pont szerinti felmérés során megadott adatok megbontásával	2020. december

A települési önkormányzat önkormányzati körön kívüli szervezetnek történő átadás-átvétel esetén az átadást, átvételt tanúsító okmányokat a felmérés lezárását követően a Kincstárnak küldi meg. A kérelemhez mellékelni kell az átadó és az átvevő között kötött megállapodást, az átadás-átvételről szóló képviselő-testületi, illetve társulási tanácsi határozat kivonatát, az átvevő feladatellátáshoz szükséges működési engedélyét (szociális ellátások esetében a szolgáltatói nyilvántartásba történő bejegyzést igazoló dokumentumot), valamint a feladatot átadó és átvevő nyilatkozatát arra vonatkozóan, hogy az e törvény alapján számára biztosított támogatások igényléséről vagy lemondásáról gondoskodott.

Az egyrészről települési önkormányzatok, másrészről települési, területi nemzetiségi önkormányzatok, országos nemzetiségi önkormányzatok, központi költségvetési szervek, valamint nem állami szervezetek közötti feladat-, illetve intézmény átadása-átvétele esetén, amennyiben az intézményátadás, -átvétel időpontja (tényleges átadás-átvétel) nem esik egybe a táblázatban szereplő fenntartóváltási időpontokkal (finanszírozási átadás-átvétel), úgy ezen időpontig az érintett felek a finanszírozást pénzeszközátadással, -átvétellel egymás közötti megállapodás útján rendezik. A finanszírozási átadás-átvétel időpontjáig időarányos támogatás abban az esetben illeti meg a feladatot, intézményt átadó települési önkormányzatot, ha a feladatot átvevő az intézmény, szolgáltatás tekintetében a tényleges átadás-átvétel időpontjától kezdve működési engedéllyel (szociális ellátások esetében a szolgáltatói nyilvántartásba történő bejegyzést igazoló dokumentummal) rendelkezik. Ellenkező esetben a feladatot, intézményt átadó települési önkormányzat köteles lemondani a tényleges átadás-átvétel időpontjától a finanszírozási átadás-átvétel időpontjáig tartó időszakra jutó időarányos támogatásról.

Ha a települési önkormányzat önkormányzati körön kívüli szervezetnek ad át
– óvodaintézményt, úgy a II.2. és II.3. jogcímek szerinti,
– III.4. jogcím szerinti intézményt, úgy a III.4. pont *b)* alpont szerinti,
– intézményi gyermekétkeztetési feladatot, úgy a III.5. pont *ab)* alpont szerinti

támogatásról, vagy annak az átadással érintett ellátottakkal arányos, illetve időarányos részéről le kell mondania.

Ha a települési önkormányzat önkormányzati körön kívüli szervezettől vesz át

– III.3. jogcím szerinti intézményt, úgy a III.3. pont *b)* alpont szerinti támogatást a *b)* pont szerinti táblázat 1. alpontja szerint 2020. május 15-éig, illetve a *b)* pont szerinti táblázat 2. alpontja szerint 2020. október 5-éig igényelheti meg arra az időszakra, amikor a feladatot ellátja,

– III.4. jogcím szerinti intézményt, úgy a III.4. pont *b)* alpont szerinti támogatást a *b)* pont szerinti táblázat 1. alpontja szerint 2020. május 15-éig igényelheti meg,

– intézményi gyermekétkeztetési feladatot, úgy a III.5. pont *ab)* alpont szerinti támogatást a *b)* pont szerinti táblázat 1. alpontja szerint 2020. május 15-éig, illetve a *b)* pont szerinti táblázat 2. alpontja szerint 2020. október 5-éig igényelheti meg arra az időszakra, amikor a feladatot ellátja.

3. *Az I. jogcím szerinti támogatásokra vonatkozó speciális kiegészítő szabályok*

a) Az I.1. pont *a)* alpont szerinti számított alaplétszám számításakor a település típusára, a lakosságszám-kategóriákra és az elismert köztisztviselői létszámra vonatkozó adatokat az alábbi táblázat szerint kell figyelembe venni:

No.	Lakosságszám alsó és felső határa		Elismert köztisztviselői létszám	
			minimum	maximum
	a	b	c	d
A.	Községek			
A.1.	2 000-3 000		6	8
A.2.	3 001-5 000		8	14
A.3.	5 001-11 277		14	23
B.	Városok			
B.1.	1 084-5 000		10	19
B.2.	5 001-10 000		19	26
B.3.	10 001-20 000		26	40
B.4.	20 001-34 900		40	58
B.5.	34 901-43 813		58	85
C.	Megyei jogú városok			
C.1.	32 488-60 000		76	135
C.2.	60 001-100 000		135	200
C.3.	100 001-202 402		200	282
D.	Fővárosi kerületek			
D.1.	22 449-60 000		64	112
D.2.	60 001-100 000		112	131
D.3.	100 001-132 825		131	157

b) Az I.1. pont *a)* alpont szerinti jogcímhez kapcsolódó korrekciós tényezők a következők:
ba) közös hivatalt fenntartó önkormányzatok száma és együttes lakosságszáma alapján:

Megnevezés	Fenntartó önkormányzatok együttes lakosságszáma	Fenntartó önkormányzatok száma	Korrekciós tényező
ba.1)	3 000 fő alatt	2-5 önkormányzat	0,13
		6-7 önkormányzat	0,15
		8-9 önkormányzat	0,17
		10 vagy több önkormányzat	0,19
ba.2)	3 000-5 000 fő között	3-5 önkormányzat	0,12
		6-7 önkormányzat	0,14
		8-9 önkormányzat	0,16
		10 vagy több önkormányzat	0,18
ba.3)	5 000 fő felett	3-5 önkormányzat	0,06
		6-7 önkormányzat	0,08
		8-9 önkormányzat	0,10
		10 vagy több önkormányzat	0,12

bb) közös hivatalt fenntartó településeken működő nemzetiségi önkormányzatok 2019. december 1-jei állapotnak megfelelő száma alapján (ide nem értve az átalakult nemzetiségi önkormányzatot):

bb.1) 2-3 nemzetiségi önkormányzat: 0,04,

bb.2) 4 vagy több nemzetiségi önkormányzat: 0,07,

bc) közös hivatal székhelye járási székhely önkormányzat: 0,04.

c) Az I.1. pont szerinti támogatás elszámolásának államháztartásról szóló jogszabályok szerinti felülvizsgálata során, ahhoz kapcsolódóan a Kincstár betekinthet az önkormányzatnál rendelkezésre álló, adótitkot is tartalmazó okiratokba, dokumentumokba, az idegenforgalmi adó és iparűzési adó bevallásokba.

d) Az I.1. pont *b)* alpont szerinti támogatások megállapításakor a kiválással érintett önkormányzatnak az ingatlan-nyilvántartási adatbázis I.1.*b)* pont *ba)* alpont szerinti és az OSAP-jelentés I.1.*b)* pont *bb) és bd)* alpont szerinti adatait lakosságarányosan meg kell osztani a 2014. évben megalakult önkormányzattal. Amennyiben a 2014. évben megalakult önkormányzat és az az önkormányzat, amelyből kivált, megállapodik az I.1.*b)* pont támogatást megalapozó adatok két település közötti megbontásáról, úgy e támogatásokat az önkormányzatok egymás között pénzeszközátadással rendezik.

e) Amennyiben az OSAP-jelentés I.1.*b)* pont *bb), bd)* alpontok szerinti támogatást megalapozó adatok eltérnek az ezen időpont szerinti tényleges adatoktól, úgy az OSAP-jelentés 2020. június 30-áig történő javítása alapján az I.1.*b)* pont *bb), bd)* alpontokhoz kapcsolódó támogatásokban történő változások finanszírozása augusztus hónaptól történik.

f) Az I. pontban szereplő támogatásokra vonatkozó felhasználási szabályok:

fa) Az I.1.*a)-e)* pontok szerinti támogatások az I.1.*f)* pontja szerinti beszámítással csökkentett, kiegészítéssel, és az I.1.*g)* pont szerinti korrekcióval növelt együttes összege kizárólag az igazgatással, településüzemeltetéssel és egyéb önkormányzati feladatokkal kapcsolatos kiadásokra, illetve turisztikai kiadásokra használható fel.

Turisztikai kiadások alatt különösen a turisztikai fejlesztések, helyi/térségi turisztikai desztinációs menedzsment szervezetnek működésre és fejlesztésre történő forrásátadás, a település közigazgatási területén található turisztikai vonzerőkkel, szolgáltatásokkal

kapcsolatos marketingkiadások (kutatás, promóció, oktatás), turisztikai vonzerővel bíró rendezvényekkel, garantált programokkal kapcsolatos költségek, műemlékek turisztikai célú felújítása, látogathatóvá tétele, továbbá a turizmus által érintett területek, a turisztikai vonzerők és szolgáltató helyek környezetében infrastrukturális (utak, parkolók, turisztikai információs táblák, kerékpárutak, jelzett turistaútvonalak) és városképi (zöldfelületek, díszkivilágítás, díszburkolat) elemek létesítése, karbantartása, fenntartása ismerhető el.

fb) Az I.2. jogcím szerinti támogatás kizárólag a támogatás céljának megfelelően, a lakossági ráfordítások (díjak) csökkentésére fordítható. A támogatás szempontjából kizárólag a „Szennyvíz gyűjtése, tisztítása és elhelyezése", valamint a „Szennyvíziszap kezelése, ártalmatlanítása" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

fc) Az I.3. pont szerinti támogatás a határátkelőhely tisztántartása, megközelíthetősége érdekében felmerülő működési célú kiadásokra használható fel, a személyi jellegű kiadások kivételével. A támogatás szempontjából kizárólag a „Közutak, hidak, alagutak üzemeltetése, fenntartása", valamint a „Város-, községgazdálkodási egyéb szolgáltatások" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

fd) Az I.4. pont szerinti támogatás az adott pontban leírtak szerint használható fel.

fe) Az I.5. pont szerinti támogatás a 2020. január-december hónapokban kifizetendő polgármesteri illetmény és tiszteletdíj és annak szociális hozzájárulási adójához használható fel. Amennyiben a polgármester a tiszteletdíjról lemond, úgy a támogatás az igazgatással, településüzemeltetéssel és egyéb önkormányzati feladatokkal kapcsolatos kiadásokra, illetve turisztikai kiadásokra használható fel.

4. A II. jogcím szerinti támogatásokra vonatkozó speciális kiegészítő szabályok

a) A pedagógusok és a segítők átlagbéralapú támogatásának megállapításakor az alábbiakat is figyelembe kell venni.

Vezetői órakedvezmény miatti pedagógus-többletlétszám számítása
2019/2020. nevelési évre:

$$V_{k1} = V_1 * \left(1 - \frac{V_{i1}}{V_1 * 32}\right)$$

2020/2021. nevelési évre:

$$V_{k2} = V_2 * \left(1 - \frac{V_{i2}}{V_2 * 32}\right)$$

ahol:

V_{k1}; V_{k2} = a 2019/2020., illetve a 2020/2021. nevelési évben a vezetői órakedvezményből adódó létszámtöbblet,

V_1; V_2 = az Nkt. 1. melléklete szerinti vezetők kötelező és a többcélú intézmény óvodai intézményegység-vezető létszáma, de legfeljebb
– 2020. év első 8 hónapjában a 2019/2020. nevelési évi nyitó (októberi 1-jei) köznevelési statisztika szerint ténylegesen foglalkoztatott,
– 2020. év utolsó 4 hónapjában a 2020/2021. nevelési évi nyitó (októberi 1-jei) köznevelési statisztikai állapotra becsült
vezetői létszám.

Az év végi elszámolás mindkét nevelési év tekintetében a köznevelési statisztikában szerepeltetett vezetői létszám alapján történik.

V_{i1}; V_{i2} = a V_1 és V_2 vezetői létszámra – az Nkt. 5. mellékletében – megállapított kötelező nevelési óraszámának, óvodai foglalkozásai számának összege.

b) Az Nkt. szerint létrehozott óvoda-bölcsőde többcélú intézmény esetében a II.1-II.3. és II.5. jogcímek szerinti támogatásokat kizárólag az óvoda intézményegységre vonatkozó létszámadatok alapján kell megállapítani.

Többcélú intézmény óvodai intézményegység-vezető intézményként legfeljebb 1 fő létszámként vehető figyelembe, feltéve, hogy az intézménynek nem magasabb vezetője, vagy más az Nkt. 1. melléklet szerinti vezetője.

c) A II. jogcím szerinti támogatásokra vonatkozó felhasználási szabályok

A II.1.-II.5. jogcímek szerinti támogatások kizárólag a támogatással érintett óvodaintézmények működési és felhalmozási kiadásaira, valamint az óvodai nevelésben részt vevő gyermekek étkeztetési kiadásaira használhatók fel. A támogatás szempontjából kizárólag az „Óvodai nevelés, ellátás szakmai feladatai", a „Sajátos nevelési igényű gyermekek óvodai nevelésének, ellátásának szakmai feladatai", a „Nemzetiségi óvodai nevelés, ellátás szakmai feladatai", az „Óvodai nevelés, ellátás működtetési feladatai", valamint a „Gyermekétkeztetés köznevelési intézményben" kormányzati funkciókon elszámolt kiadások vehetők figyelembe. A II.4. jogcím szerinti támogatás a támogatással érintett óvodai, bölcsődei és mini bölcsődei intézmények működési és felhalmozási kiadásaira, valamint az óvodai nevelésben részt vevő gyermekek étkeztetési kiadásaira használhatók fel. A támogatás szempontjából kizárólag a „Óvodai nevelés, ellátás szakmai feladatai", a „Sajátos nevelési igényű gyermekek óvodai nevelésének, ellátásának szakmai feladatai", a „Nemzetiségi óvodai nevelés, ellátás szakmai feladatai", az „Óvodai nevelés, ellátás működtetési feladatai", a „Bölcsődei ellátás", valamint a „Gyermekétkeztetés köznevelési intézményben" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

5. A III. jogcím szerinti támogatásokra vonatkozó speciális kiegészítő szabályok

a) Gondozási nap: egy ellátott egynapi intézményi ellátása (idős és hajléktalan személyeket ellátó tartós és átmeneti szociális intézményben, valamint gyermekek átmeneti gondozását biztosító intézményben), amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony egy év folyamatos távollét esetén megszűnik.

b) A települési önkormányzatok kötelező feladatainak a Szoctv. 120-122. §-a, illetve a Gyvt. 97. §-a szerinti ellátási szerződés, illetve az önkormányzatok egymás közötti, a Mötv. 41. § (6) bekezdése alapján kötött szerződés keretében történő ellátása esetén a támogatás igénylésére a szolgáltatás, illetve az intézmény szolgáltatói nyilvántartásba bejegyzett fenntartója jogosult. E szabály alól kivételt képez a III.2.*a)-b)* és a III.5.*aa)* pont szerinti jogcím, amely esetében az adott alpont szerinti feladatra nem állami fenntartóval kötött ellátási szerződés esetén is az a települési önkormányzat jogosult a támogatás igénylésére, amely számára szerződés alapján a nem állami fenntartó biztosítja az ellátást.

c) A *b)* pontban szereplő kivétellel a III.2., III.3. és III.4. jogcímek szerinti támogatásokat azok a települési önkormányzatok vehetik igénybe, amelyek

– az adott szociális szolgáltatás, illetve gyermekjóléti szolgáltató tevékenység tekintetében a szolgáltatói nyilvántartásba bejegyzésre kerültek, és

– a Szoctv. 58/A. §-a, illetve a Gyvt. 145. §-a alapján az adott szociális, gyermekjóléti szolgáltatóra, intézményre, hálózatra, ellátotti létszámra, férőhelyszámra, feladatmutatóra befogadást nyertek, vagy a támogatásra befogadás nélkül is jogosultak.

d) A III.2. jogcím szerinti feladatok esetében a társulásoknak járó magasabb támogatás akkor igényelhető, ha

– a feladat ellátásáról a Mötv. szerinti önkormányzati társulás saját fenntartású intézménye, szolgáltatója útján gondoskodik, és

– a feladat ellátásában részt vevő települési önkormányzatok önállóan az adott feladat ellátását nem biztosítják, az adott feladat tekintetében nincs szolgáltatójuk, intézményük bejegyezve a szolgáltatói nyilvántartásba, valamint

– a társult és ellátott települési önkormányzatok lakosságszáma

= a *c)*, *db)* és *f)-i)* pontok szerinti feladatok esetében együttesen legalább 3 000 fő,

= a *j)-k)* pontok szerinti feladatok esetében együttesen legalább 5 000 fő,

– az adott feladathoz járó alaptámogatás igénylésére az önkormányzat jogosult.

e) Egy települési önkormányzat ugyanazon feladat ellátása tekintetében a támogatás szempontjából kizárólag egy társulásban vehető figyelembe.

f) A III.2., III.3. és III.4. jogcímek szerinti támogatások igénybevételének feltétele az ellátott adatainak – a Szoctv. 20/C. § (1)-(4) bekezdései, illetve a Gyvt. 139. § (2) és (3) bekezdései szerinti – nyilvántartásba vétele, valamint az időszakos jelentési kötelezettség teljesítése. A támogatás igénybevételére a fenntartó attól az időponttól jogosult, amikor a nyilvántartásba vettek ellátását az időszakos jelentés szerint ténylegesen megkezdte. Ha a települési önkormányzatok egymás közötti és önkormányzati körön kívüli feladat-, illetve intézmény átadása-átvétele következtében az érintett felek a finanszírozást – a Kiegészítő szabályok 2.*c)* pontja szerint – pénzeszközátadással, -átvétellel egymás közötti megállapodás útján rendezik, úgy a nyilvántartásba vétel és az időszakos jelentési kötelezettség teljesítése az átvevő fenntartó tekintetében vizsgálandó.

g) A III.2., III.3. és III.4. jogcímek szerinti támogatások teljes összege abban az esetben jár, ha a szolgáltatás, intézmény a tárgyév egészében szerepel a szolgáltatói nyilvántartásban.

Amennyiben a III.2., III.3. és III.4. jogcímek szerinti szolgáltatás, intézmény nem egész évben működik, a támogatás a működés megkezdését követő hónap 1-jétől, illetve megszűnése hónapjának utolsó napjáig időarányosan jár. Amennyiben a szolgáltatói nyilvántartásba történő bejegyzés adott hónap első napjától érvényes, és a szolgáltatás, intézmény ezen időponttól jogszerűen működik, e hónapra a támogatás igénybe vehető.

h) A nappali, illetve a bentlakásos intézményi ellátást nyújtó intézményekben – kivéve a hajléktalanok nappali intézményét – a Szoctv. 92/K. § (5)-(6) bekezdései alapján az ellátottak száma egyetlen napon sem haladhatja meg:

– nappali intézmény esetén – a nappali melegedő kivételével – a szolgáltatói nyilvántartásban meghatározott férőhelyszám 110%-át,

– bentlakásos intézmény esetén a szolgáltatói nyilvántartásban meghatározott férőhelyszám 105%-át,

– mindkét intézménytípus esetében éves átlagban pedig a férőhelyszám 100%-át.

Házi segítségnyújtás esetében az ellátottak száma éves átlagban nem haladhatja meg a szolgáltatói nyilvántartásba véglegessé vált döntéssel bejegyzett ellátotti létszám 100%-át.

i) A szociális, gyermekjóléti és gyermekvédelmi szolgáltatások egyidejű igénybevételére vonatkozó szabályok:

ia) Ha az ellátott ugyanazon a napon több szolgáltatótól, intézménytől, hálózattól, illetve székhelytől, telephelytől (a továbbiakban együtt: engedélyes) is ugyanabban – a III.2. *c)-d)* és *f)-k)* és III.3. pontjai szerint támogatott és a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó (e melléklet alkalmazása során a továbbiakban: adatszolgáltatási kötelezettséggel járó és támogatott) – szociális szolgáltatásban vagy gyermekek napközbeni ellátásában részesül, a támogatás szempontjából az adott napon ellátottként csak annál az engedélyesnél vehető figyelembe, amelyik az ellátottról előbb teljesítette az *f)* pont szerinti időszakos jelentést.

ib) Az *ia)* alpont szerinti rendelkezést kell alkalmazni akkor is, ha az ellátott ugyanazon a napon több, adatszolgáltatási kötelezettséggel járó és támogatott gyermekek átmeneti gondozásába tartozó ellátásban részesül.

ic) Ha az ellátott ugyanazon a napon több engedélyestől részesül hajléktalan személyek nappali ellátásában, a támogatás szempontjából az ellátott valamennyi engedélyesnél figyelembe vehető.

id) Szociális étkeztetés esetén – a népkonyha kivételével – a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen

ida) a demens személy időskorúak nappali ellátásában,

idb) fogyatékos személyek nappali ellátásában,

idc) pszichiátriai betegek nappali ellátásában,

idd) szenvedélybetegek nappali ellátásában vagy

ide) hajléktalan személyek nappali ellátásában

is részesül.

ie) Házi segítségnyújtás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen nappali ellátásban is részesül.

if) Adatszolgáltatási kötelezettséggel járó és támogatott szociális alapszolgáltatás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen adatszolgáltatási kötelezettséggel járó és támogatott gyermekjóléti alapellátásban, gyermekvédelmi szakellátásban vagy szociális szakosított ellátásban is részesül, az *ig)-il)* alpontokban meghatározott kivételekkel.

ig) Szociális étkeztetés esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon éjjeli menedékhelyen vagy hajléktalan személyek átmeneti szállásán bentlakásos szociális intézményi ellátásban, családok átmeneti otthonában átmeneti gondozásban, utógondozói ellátásban vagy támogatott lakhatásban is részesül.

ih) Hajléktalan személyek nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon éjjeli menedékhelyen vagy hajléktalan személyek átmeneti szállásán bentlakásos szociális intézményi ellátásban is részesül.

ii) Időskorúak nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon éjjeli menedékhelyen bentlakásos szociális intézményi ellátásban is részesül.

ij) Fogyatékos személyek nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon fogyatékos személyek rehabilitációs célú lakóotthonában, fogyatékos személyek támogatott lakhatásában vagy éjjeli menedékhelyen bentlakásos szociális intézményi ellátásban, továbbá ha nevelőszülői ellátásban vagy utógondozói ellátásban is részesül.

ik) Pszichiátriai betegek nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon pszichiátriai betegek rehabilitációs célú lakóotthonában vagy éjjeli menedékhelyen bentlakásos szociális intézményi ellátásban, továbbá ha utógondozói ellátásban is részesül.

il) Szenvedélybetegek nappali ellátása esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon szenvedélybetegek rehabilitációs célú lakóotthonában vagy éjjeli menedékhelyen bentlakásos szociális intézményi ellátásban, továbbá ha utógondozói ellátásban is részesül.

im) Bölcsődei ellátás keretén belül biztosított intézményi vagy szolgáltatási forma igénybevétele (bölcsőde, mini bölcsőde, munkahelyi bölcsőde, családi bölcsőde) esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen a bölcsődei ellátás egy másik intézményi vagy szolgáltatási forma igénybevétele során is (bölcsőde, mini bölcsőde, munkahelyi bölcsőde, családi bölcsőde) ellátásban részesül.

in) Adatszolgáltatási kötelezettséggel járó és támogatott gyermekjóléti alapellátás esetén a támogatás szempontjából nem vehető figyelembe az ellátott arra a napra, amelyen adatszolgáltatási kötelezettséggel járó és támogatott szociális szakosított ellátásban vagy a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó gyermekvédelmi szakellátásban is részesül, az *io)* alpontban foglalt kivétellel.

io) Bölcsődei ellátás igénybevétele esetén a támogatás szempontjából figyelembe kell venni az ellátottat, ha ugyanazon a napon otthont nyújtó ellátásban is részesül.

ip) Ugyanarra a napra ugyanazon ellátott a támogatás szempontjából nem vehető figyelembe több, adatszolgáltatási kötelezettséggel járó és támogatott szociális szakosított ellátás és gyermekvédelmi szakellátás esetén, kivéve az utógondozói ellátás és az éjjeli menedékhely legfeljebb három egymást követő napig történő egyidejű igénybevételét.

iq) A teljesített feladategység meghatározása során nem vehető figyelembe támogató szolgáltatás esetén az adott napon az azzal az ellátottal teljesített feladategység, aki ugyanazon a napon a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó

– szociális szakellátásban – az éjjeli menedékhely, hajléktalanok átmeneti szállása, fogyatékos személyek gondozóháza, időskorúak gondozóháza, idősek otthona, hajléktalanok otthona, fogyatékos személyek otthona, hajléktalan személyek rehabilitációs intézménye, fogyatékos személyek rehabilitációs intézménye, fogyatékos személyek rehabilitációs célú lakóotthona vagy fogyatékos személyek ápoló-gondozó célú lakóotthona támogatott lakhatás kivételével – vagy

– gyermekvédelmi szakellátásban – otthont nyújtó ellátás, utógondozói ellátás, utógondozás kivételével –

is részesül.

ir) A teljesített feladategység meghatározása során nem vehető figyelembe

– pszichiátriai betegek részére nyújtott közösségi alapellátás esetén az a BNO 10 kódkönyv F 20-29 vagy 31-33 diagnóziskódba nem besorolható ellátottakkal teljesített feladategység, amely éves szinten meghaladja az összes figyelembe vehető feladatmutató 10 százalékát,

– szenvedélybetegek részére nyújtott közösségi alapellátás esetén az a BNO 10 kódkönyv F 10-19 és F6300 diagnóziskódba nem besorolható ellátottakkal teljesített feladategység, amely éves szinten meghaladja az összes figyelembe vehető feladategység 30 százalékát,

– közösségi alapellátás esetén az adott napon az azzal az ellátottal teljesített feladategység, aki ugyanazon a napon a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó

= gyermekjóléti alapellátásban – a gyermekjóléti szolgáltatás, családok átmeneti otthona, családok átmeneti otthona külső férőhelye kivételével –,

= szociális szakellátásban – az éjjeli menedékhely, hajléktalanok átmeneti szállása, hajléktalan személyek rehabilitációs intézménye, hajléktalanok otthona, pszichiátriai betegek rehabilitációs célú lakóotthona, a szenvedélybetegek rehabilitációs célú lakóotthona és a támogatott lakhatás kivételével – vagy

= gyermekvédelmi szakellátásban – utógondozói ellátás kivételével –

is részesül.

is) Ha az ellátott ugyanazon a napon több engedélyestől is igénybe vesz pszichiátriai betegek részére nyújtott közösségi alapellátást vagy szenvedélybetegek részére nyújtott közösségi alapellátást, az adott napon a vele teljesített feladategységet annál az engedélyesnél kell figyelembe venni, amely az ellátott után – a szolgáltatások igénybe vevőinek a Szoctv. 20/C. §-ában, illetve a Gyvt. 139. § (2) bekezdésében meghatározott adatairól vezetett központi

elektronikus nyilvántartási rendszerben – az időszakos jelentési kötelezettségét előbb teljesítette.

j) A III.3. pont esetében

ja) a bölcsődébe, mini bölcsődébe beíratottnak az a gyermek minősül, akit az intézménybe felvettek, beírattak és megjelenik a napi nyilvántartási rendszerben;

jb) a nevelés nélküli munkanapon, valamint a nyári zárvatartás idején az ügyeletet biztosító intézményben kell jelenteni az áthelyezett, beíratott gyermeket (a továbbiakban: ügyeletes ellátás). Abban a hónapban, amikor a beíratott gyermek ügyeletes ellátást is igénybe vesz, – a III.3. pontban előírt legfeljebb 10 napos hiányzási határérték szempontjából – a beíratása szerinti és az ügyeletes intézmény szerinti hiányzási napokat egybe kell számítani. Az ügyeletet biztosító intézményben a gyermekek létszáma egyetlen napon sem haladhatja meg a szolgáltatói nyilvántartásban szereplő férőhelyszám 120%-át. Az intézmény nyári zárvatartása idején a támogatás azon beíratott gyermek után vehető igénybe, aki az adott hónapban az intézménnyel jogviszonyban állt és a napi nyilvántartási rendszerben megjelent. Amennyiben az intézmény a hónap egyetlen napján sem tart nyitva, abban az esetben támogatás arra a hónapra nem vehető igénybe;

jc) amennyiben a gyermek első alkalommal (beszoktatás első napja) vagy az igénybevétel utolsó hónapjában nem egész hónapra jelenik meg beíratottként az intézményben és a napi nyilvántartásban, akkor a támogatás – III.3. pontban előírt legfeljebb 10 napos hiányzási határérték figyelmen kívül hagyásával – a ténylegesen igénybe vett napok száma alapján jár, feltéve, hogy ezeken a napokon a gyermek jogviszonyban is állt az intézménnyel;

jd) a napi nyilvántartási rendszerben vezetett adatoknak és a bölcsődében, mini bölcsődében rendszeresített napi jelenlét kimutatásának egyezni kell.

k) A III.4.*a)* pontban a segítő munkatársak, illetve a III.4.*b)* pontban az elismert intézményvezető létszámának meghatározása az alábbi paraméterek figyelembevételével történik:

Megnevezés	Finanszírozás szempontjából elismert létszám
Intézményvezető/Szakmai vezető	1 fő
Segítő: – időskorúak átmeneti és tartós, hajléktalan személyek tartós bentlakásos ellátása, illetve támogatott lakhatás esetén: az 1/2000. (I. 7.) SzCsM rendelet 2. számú melléklete szerint az adott ellátásra vonatkozó, kötelező létszámnormában szereplő munkakörök (intézményvezető kivételével) – gyermekek átmeneti gondozása esetén: a személyes gondoskodást nyújtó gyermekjóléti, gyermekvédelmi intézmények, valamint személyek szakmai feladatairól és működésük feltételeiről szóló 15/1998. (IV. 30.) NM rendelet 1. számú melléklete szerint az adott ellátásra vonatkozó, kötelező létszámnormában szereplő munkakörök (intézményvezető/szakmai vezető kivételével)	4 ellátottra 1 fő

l) Amennyiben a III.4. jogcím szerinti szociális szakosított ellátást, gyermekek átmeneti gondozását biztosító intézmény egyéb ellátotti csoportokról – pl. fogyatékos személyekről, pszichiátriai és szenvedélybetegségben szenvedőkről, gyermekvédelmi szakellátásban részesülőkről – is gondoskodik, úgy az intézményüzemeltetési támogatáshoz az intézményüzemeltetési kiadást meg kell osztani, és az adatszolgáltatás során kizárólag az időskorúak átmeneti és tartós, a hajléktalan személyek tartós bentlakásos ellátásának, illetve a gyermekek átmeneti gondozásának adatait lehet szerepeltetni.

m) A III.5. pont esetében a támogatás igénylésével kapcsolatos további feltételek:

ma) A támogatás igénylésének további feltétele vásárolt szolgáltatás esetén, hogy a szolgáltatási díjban a külső szolgáltatónak ki kell mutatnia az étkeztetés nyersanyagköltségét, ami megállapodás szerint arányosan is történhet.

Amennyiben a külső szolgáltató a gyermekétkeztetési feladatot az önkormányzat nevében végzi, a külső szolgáltató az önkormányzat részére az általános forgalmi adóról 2007. évi CXXVII. törvény 13. §-a szerinti szolgáltatást nyújt, a részére fizetett kompenzáció pedig ennek megfelelően a szolgáltatás ellenértékeként értelmezendő. Ebben az esetben az étkeztetési díj tekintetében a számla külső szolgáltató által történő kibocsátására az önkormányzat nevében kerülhet sor, a bevétel az önkormányzatot illeti.

Amennyiben az önkormányzat a külső szolgáltatóval közszolgáltatási szerződést köt, úgy abban szabályozni szükséges, hogy a külső szolgáltató által beszedett térítési díjakból származó bevétel nem a külső szolgáltató bevétele, hanem az önkormányzaté, amit a könyvelésében a „Gyermekétkeztetés köznevelési intézményben" vagy a „Gyermekétkeztetés bölcsődében, fogyatékosok nappali intézményében" kormányzati funkciókon bevételként szerepeltet. A közszolgáltatási szerződés szerinti kompenzáció vagy támogatás az intézményi gyermekétkeztetés külső szolgáltató által kimutatott teljes költségre jár, aminek pénzforgalom nélkül része a gazdasági társaság által beszedett térítési díjbevételnek megfelelő összeg.

mb) A III.5.*a)* jogcím szempontjából az óvodai, iskolai, kollégiumi és externátusi étkeztetést igénybe vevő gyermekek, tanulók 2019. évi becsült átlaglétszáma és az étkezési napok száma alapján tervezhető, illetve igényelhető a támogatás. Az intézményi étkeztetésben részt vevők számának megállapításánál egy fő – függetlenül attól, hogy többszöri étkezésben is részt vesz – csak egy létszámként és egy intézménynél szerepelhet. Az igényjogosultság szempontjából egy fő létszámnak az a gyermek, tanuló számít, akinek naponta legalább a déli, többfogásos, meleg főétkezés biztosított. Az elszámolás dokumentuma az élelmezési nyilvántartás, illetve térítési díj-kedvezményre való jogosultság esetén az azt alátámasztó irat is.

Az étkezésben részt vevők naptári évre, naponként összesített éves létszámát el kell osztani óvodai étkeztetés esetén 220 nappal, kollégiumi, externátusi étkeztetés esetén 200 nappal, iskolai étkeztetés esetén 185 nappal. A szünidőben szervezett napközi ellátás (ideértve az üdültetés, táboroztatás, egyéb szabadidős program, illetve egyéb szünidei étkeztetéseket is) résztvevőinek létszáma az előbbi számításokban nem vehető figyelembe.

A Gyvt. alapján szervezett, a települési önkormányzat által fenntartott bölcsődében, mini bölcsődében elhelyezett gyermekek esetében az intézményi gyermekétkeztetésben ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 231-gyel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 231-gyel.

A települési önkormányzat által fenntartott fogyatékos személyek nappali intézményében elhelyezett gyermekek intézményi étkeztetése esetén az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények a 6, illetve 7 nap alapulvételével – osztva 249-cel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

n) A III. jogcím szerinti támogatásokra vonatkozó felhasználási szabályok

A támogatások kizárólag a támogatás céljaként meghatározott feladatokra használhatók fel, a következők mellett:

na) a III.1. jogcím szerinti támogatás elsősorban az önkormányzati helyi hatáskörű pénzbeli és természetbeni ellátások nyújtására, valamint az állampolgárok lakáshoz jutásának települési önkormányzatok általi, szociális alapon történő támogatására, valamint a 3. melléklet I. pont 10. alpont *f)* pont szerinti ellátások önrészére, a III.2., III.3. és III.5.

jogcímek szerinti, az önkormányzat vagy társulása által ellátott és támogatott feladatokra, használható. A támogatás szempontjából kizárólag az „Ellátottak pénzbeli juttatásai" megfelelő rovatain, illetve a „Lakáshoz jutást segítő támogatások", a „Lakóingatlan szociális célú bérbeadása, üzemeltetése", a „Lakásfenntartással, lakhatással összefüggő ellátások", az „Egyéb szociális pénzbeli és természetbeni ellátások, támogatások" kormányzati funkciókon, valamint az *nc)-nd)* és *nf)-ng)* alpontokban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe. Amennyiben az önkormányzat a III.2., III.3. és III.5. pont szerinti feladatokra támogatásban nem részesül, de e feladatok ellátásához társulás vagy másik önkormányzat felé „Támogatási célú finanszírozási műveletek" kormányzati funkción teljesített kiadással hozzájárul, úgy ennek összege a támogatás elszámolása szempontjából figyelembe vehető,

nb) a III.2.*a)*, III.2.*b)* és III.2.*n)* pontok között átcsoportosítás hajtható végre. A támogatás szempontjából kizárólag a „Család- és gyermekjóléti szolgáltatás" és a „Család- és gyermekjóléti központ" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

nc) a III.2.*c)-m)* pontok között átcsoportosítás hajtható végre. A támogatás szempontjából kizárólag a „Család- és gyermekjóléti szolgáltatás", a „Család- és gyermekjóléti központ", a „Szociális étkeztetés", a „Házi segítségnyújtás", a „Falugondnoki, tanyagondnoki szolgáltatás", az „Időskorúak nappali ellátása", a „Demens betegek nappali ellátása", a „Fogyatékossággal élők nappali ellátása", a „Pszichiátriai betegek nappali ellátása", a „Szenvedélybetegek nappali ellátása", a „Hajléktalanok nappali ellátása", a „Gyermekek napközbeni ellátása családi bölcsőde, munkahelyi bölcsőde, napközbeni gyermekfelügyelet vagy alternatív napközbeni ellátás útján", a „Hajléktalanok átmeneti ellátása", a „Támogató szolgáltatás fogyatékos személyek részére", a „Pszichiátriai betegek közösségi alapellátása" és a „Szenvedélybetegek közösségi alapellátása (kivéve: alacsonyküszöbű ellátás)" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

nd) a III.3. jogcím szerinti támogatás kizárólag a támogatással érintett intézmények működési és felhalmozási kiadására fordítható, azzal, hogy a III.3.*a)-b)* pontok szerinti támogatások egymás között átcsoportosíthatók. A támogatás szempontjából kizárólag a „Gyermekek bölcsődében és mini bölcsődében történő ellátása" kormányzati funkción elszámolt kiadás vehető figyelembe.

ne) a III.4. jogcím szerinti támogatás a támogatással érintett intézmények működési és felhalmozási kiadásaira fordítható, azzal, hogy a III.4.*a)* és III.4.*b)* pontok között átcsoportosítás hajtható végre. E támogatást az önkormányzat a családok átmeneti otthonából év közben kikerülők otthontalanságának megszüntetéséhez is felhasználhatja. A támogatás szempontjából kizárólag a „Gyermekek átmeneti ellátása", az „Időskorúak átmeneti ellátása", a „Demens betegek átmeneti ellátása", az „Időskorúak tartós bentlakásos ellátása", a „Demens betegek tartós bentlakásos ellátása", a „Hajléktalanok tartós bentlakásos ellátása", a „Támogatott lakhatás pszichiátriai betegek részére", a „Támogatott lakhatás szenvedélybetegek részére" és a „Támogatott lakhatás fogyatékos személyek részére" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

nf) a III.5.*a)* jogcím szerinti támogatás kizárólag az étkeztetés teljes önköltségére (annak megszervezésével összefüggő valamennyi költségre, ideértve a felhalmozási jellegű kiadásokat is) számolható el, azzal, hogy a III.5.*aa)-ab)* pontok szerinti támogatások egymás között átcsoportosíthatók. A III.5.*aa)-ab)* pontok szerinti támogatás szempontjából kizárólag a „Gyermekétkeztetés köznevelési intézményben", valamint a „Gyermekétkeztetés bölcsődében, fogyatékosok nappali intézményében" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

ng) a III.5.*b)* jogcím szerinti támogatás szempontjából kizárólag az „Intézményen kívüli gyermekétkeztetés" kormányzati funkción elszámolt kiadások vehetők figyelembe.

o) A III. pont szerinti támogatások

oa) a Szoctv., illetve a Szoctv. 132. § (1) és (2) bekezdései szerinti felhatalmazások alapján kiadott jogszabályokban, továbbá

ob) a Gyvt., illetve a Gyvt. 162. § (1) és (2) bekezdései szerinti felhatalmazások alapján kiadott jogszabályokban

foglalt szakmai feltételeknek megfelelően biztosított ellátás esetén vehetők igénybe.

p) Demens személyek nappali ellátása, valamint időskorúak bentlakásos ellátása esetében a támogatás igénybevételéhez a 2019. január 1-je előtt kiállított demenciakórképet igazoló szakvélemények is elfogadhatók.

6. A IV. jogcím szerinti támogatásokra vonatkozó speciális kiegészítő szabályok

a) A IV. *b)* és e) pontok szerinti támogatások felhasználásáról az önkormányzat 2021. február 28-áig adatszolgáltatást köteles teljesíteni, amelynek formáját, tartalmát és rendjét a kultúráért felelős miniszter által kiadott Útmutató rögzíti.

b) A IV. pont szerinti támogatásokra vonatkozó felhasználási szabályok

A támogatások kizárólag a támogatás céljaként meghatározott feladatokra használhatók fel, figyelembe véve a szakmai jogszabályok előírásait, a következők mellett:

ba) A IV. *a)* és IV. *d)* pontok szerinti támogatások szempontjából kizárólag a „Közművelődés - közösségi és társadalmi részvétel fejlesztése", a „Közművelődés - hagyományos közösségi kulturális értékek gondozása", a „Közművelődés - egész életre kiterjedő tanulás, amatőr művészetek", valamint a „Közművelődés - kulturális alapú gazdaságfejlesztés" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

bb) A IV. *b)* pont szerinti támogatásra vonatkozó szabályok:

bba) a támogatás szempontjából kizárólag a „Könyvtári állomány gyarapítása, nyilvántartása", a „Könyvtári állomány feltárása, megőrzése és védelme", valamint a „Könyvtári szolgáltatások" kormányzati funkciókon és *ba)* alpontban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

bbb) amennyiben az önkormányzat a támogatás legalább 10%-át nem a Kult. tv. 76. § (3) bekezdés *a)* pontjában foglalt közművelődési alapszolgáltatáshoz kapcsolódó kiadásokra fordítja, úgy a támogatás 20%-ának megfelelő összegre nem jogosult.

bbc) Amennyiben a Kult. tv. 64. § (2) bekezdés *a)* pontja alapján a nyilvános könyvtárat fenntartó önkormányzat a támogatás legalább 10%-át nem könyvtári dokumentum vásárlására fordítja, úgy a támogatás 20%-ának megfelelő összegre nem jogosult.

bbd) A Kult. tv. 64. § (2) bekezdés *b)* pontja alapján az illetékes megyei hatókörű városi könyvtárral szolgáltatási szerződést kötött önkormányzatnak a támogatás legalább 25%-át a Könyvtárellátási Szolgáltató Rendszer működéséről szóló 39/2013. (V. 31.) EMMI rendeletben előírt könyvtári szolgáltatások infrastrukturális feltételeit biztosító tevékenységre és a Kult. tv. 76. § (3) bekezdés *a)* pontjában foglalt közművelődési alapszolgáltatáshoz kapcsolódó kiadásokra kell felhasználnia.

bc) A IV. c) pont szerinti támogatásra vonatkozó szabályok:

bca) a támogatás szempontjából kizárólag a *ba)* és *bb)* alpontokban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

bcb) Budapest Főváros Önkormányzatának a támogatást a Budapesti Művelődési Központ, a Fővárosi Szabó Ervin Könyvtár és a Budapesti Történeti Múzeum működésének és feladatellátásának biztosításához kapcsolódó működési és felhalmozási kiadásokra kell felhasználnia,

bcc) amennyiben Budapest Főváros Önkormányzata a Fővárosi Szabó Ervin Könyvtárra jutó támogatás legalább 10%-át nem könyvtári dokumentum vásárlására fordítja, úgy a támogatás 20%-ának megfelelő összegre nem jogosult.

bd) A IV. e) pont szerinti támogatásra vonatkozó szabályok:

bda) a támogatás szempontjából kizárólag a „Könyvtári állomány gyarapítása, nyilvántartása", a „Könyvtári állomány feltárása, megőrzése és védelme", valamint a „Könyvtári szolgáltatások" kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

bdb) a támogatást a megyei hatókörű városi könyvtár a Könyvtári Szolgáltató Rendszer (a továbbiakban: KSZR) működtetésére használhatja fel,

bdc) ha a megyei hatókörű városi könyvtár a KSZR működtetésére megállapodást köt a városi könyvtárral, a városi könyvtár által ellátott feladatok költségeinek fedezetéről e támogatás keretei között a megyei hatókörű városi könyvtár gondoskodik.

3. melléklet a 2019. évi LXXI. törvényhez

A helyi önkormányzatok kiegészítő támogatásai

I. Működési célú támogatások

1. Lakossági víz- és csatornaszolgáltatás támogatása

Előirányzat: 4 500,0 millió forint

Az előirányzat azon települési önkormányzat támogatására szolgál, amelynek az önkormányzati, az állami és egyéb szolgáltatók által végzett lakossági közműves ivóvízellátás és szennyvízszolgáltatás, valamint a más víziközmű-társaságtól vásárolt, illetve átvett lakossági célú ivóvíz ráfordításai magasak.

A támogatást a települési önkormányzatok pályázati úton igényelhetik. A támogatás elosztása a pályázók között a tárgyévet megelőző egyéves időszak lakossági fogyasztásának mennyisége, az ebben várható változások és a szolgáltatás tényleges, illetve várható ráfordításai figyelembevételével történik. A támogatás településenkénti összegének megállapítása során figyelembe kell venni az adott település lakosainak szociális helyzetét is.

Az előirányzat szolgál részbeni fedezetül az egészséges ivóvízzel való ellátás ideiglenes módozatai ráfordításainak támogatására is azon települési önkormányzatok esetén, amelyek az Állami Népegészségügyi és Tisztiorvosi Szolgálat határozata alapján kötelesek a településen élők részére az egészséges ivóvizet zacskós vagy palackos kiszerelésben, illetve tartálykocsis szállítással biztosítani.

A támogatásról tárcaközi bizottság javaslata alapján a vízgazdálkodásért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje tárgyév december 31-e.

2. A kéményseprő-ipari közszolgáltatás helyi önkormányzat általi ellátásának támogatása

Előirányzat: 100,0 millió forint

Az előirányzat azon helyi önkormányzat támogatására szolgál, amely a kéményseprő-ipari tevékenységről szóló 2015. évi CCXI. törvény 10. § (1) bekezdés a) pontja szerint a közszolgáltatási szerződés lejártáig a közszolgáltatást biztosítja. A támogatást a helyi önkormányzat pályázati úton igényelheti a közszolgáltatás 2015. július 1-jei állapot szerinti közszolgáltatási díjának megtérítésére. Az igényelhető összeget a közszolgáltatási díjból befolyó bevétel csökkenti, továbbá az előző évi támogatás elszámolását követően az előző évi tényadatok alapján meg nem igényelt összeg növeli.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, a kéményseprő-ipari közszolgáltatás tárgyévi térítésmentes ellátásához szükséges becsült adat alapján egy összegben történik, felhasználásának határideje tárgyév december 31-e.

Amennyiben a szolgáltató közszolgáltatói szerződése a tárgyévet megelőző évben megszűnt, és beszámolójának ellenőrzését követően többlettámogatás illeti meg, a helyi önkormányzatokért felelős miniszter dönt az elfogadott többletköltség támogatásáról, és az

ellátásért felelős települési önkormányzatokon keresztül gondoskodik a támogatási előleggel nem fedezett résznek támogatásként történő biztosításáról.

3. Pécs Megyei Jogú Város Önkormányzat kulturális feladatainak támogatása

Előirányzat: 1 920,0 millió forint

Az előirányzat Pécs Megyei Jogú Város Önkormányzata kulturális feladatainak, elsősorban a Zsolnay Kulturális Negyed, a Kodály Központ és a Pannon Filharmonikusok működésének támogatására szolgál. A támogatás felhasználásának részletes szabályairól a kultúráért felelős miniszter – mint támogató – Pécs Megyei Jogú Város Önkormányzattal a helyi önkormányzatokért felelős miniszterrel egyetértésben köt támogatási szerződést. A támogatás teljes összegének folyósítása a szerződéskötést követő 30 napon belül történik, felhasználási határideje tárgyév december 31-e.

4. A kötelezően ellátandó helyi közösségi közlekedési feladat támogatása

Előirányzat: 12 000,0 millió forint

Az előirányzat a személyszállítási szolgáltatásokról szóló 2012. évi XLI. törvény 4. § (4) bekezdés c) pontja szerinti, a Budapest Főváros Önkormányzata által kötelezően ellátandó feladatok támogatására szolgál. A támogatás a fővárosi helyi közösségi közlekedés tárgyévi működésének támogatására fordítható.

A támogatás nem haladhatja meg a vasúti és közúti személyszállítási közszolgáltatásról, valamint az 1191/69/EGK és az 1107/70/EGK tanácsi rendelet hatályon kívül helyezéséről szóló 2007. október 23-i 1370/2007/EK európai parlamenti és tanácsi rendelet (a továbbiakban: EK-rendelet) alapján megállapított, a fővárosi helyi közlekedési közszolgáltatás ellátása során felmerülő veszteséget.

A vissza nem térítendő támogatás folyósítása részletekben, időarányosan történik, felhasználásának határideje tárgyév december 31-e.

A közlekedésért felelős miniszter – mint támogató – a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével Budapest Főváros Önkormányzatával a támogatás felhasználásának szabályairól támogatási szerződést köt.

5. A települési önkormányzatok helyi közösségi közlekedésének támogatása

Előirányzat: 2 050,0 millió forint

Az előirányzatból támogatást – Budapest Főváros Önkormányzata kivételével – az a települési önkormányzat igényelhet, amely a településen a tárgyév egészében helyi közforgalmú közlekedést lebonyolító gazdálkodó szervezetet, illetve költségvetési szervet tart fenn, a helyi közforgalmú közlekedés lebonyolítására az önkormányzati, állami és egyéb szolgáltatóval jogszabály alapján közszolgáltatási szerződést kötött, vagy egyéb tevékenység gyakorlásának jogát koncessziós szerződésben időlegesen átengedte (a továbbiakban együtt: helyi közlekedés).

A támogatást a települési önkormányzatok pályázati úton igényelhetik. A támogatás igénylésénél a települési önkormányzat nyilatkozik, hogy a helyi közlekedés ellátásához és fejlesztéséhez a tárgyévet megelőző évben, a tárgyévet megelőző évet érintően szolgáltatónként milyen összegű saját forrás átadásával járult hozzá. A támogatás összege ezen önkormányzati saját forrást legfeljebb 25%-kal haladhatja meg.

A támogatás a tárgyévet megelőző évben ténylegesen teljesített – környezetvédelmi szempontból súlyozott – személyszállítási teljesítmények (férőhely-kilométer) arányában kerül elosztásra, figyelembe véve az egyes közlekedési üzemágazatok, és a településkategóriák tárgyévet megelőző évi üzemi szintű fajlagos ráfordításait is.

A támogatás elosztása és a döntési javaslat előkészítése során figyelembe veendő környezetvédelmi súlyszámok a következők:

Dízel autóbusz	Gázüzemű autóbusz (LPG és CNG)	Trolibusz	Elektromos és dízel-elektromos hajtású autóbusz, villamos
1,00	1,75	1,75	2,90

A támogatás a települési önkormányzatnak az EK-rendelet alapján megállapított, a helyi közlekedési közszolgáltatás ellátása során felmerülő – tárgyévet megelőző évi – vesztesége erejéig igényelhető, és annak pótlására használható fel. A települési önkormányzat a kapott támogatást a tárgyévet megelőző évben a területén működő, pályázatában szereplő szolgáltatók részére a pályázati döntés szerinti összegben utalja tovább.

A támogatásról a közlekedésért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása egy összegben történik, felhasználásának határideje tárgyév december 31-e.

6. Megyei önkormányzatok rendkívüli támogatása

Előirányzat: 300,0 millió forint

Az előirányzat szolgál a megyei önkormányzatok tárgyévi váratlan kiadásai támogatására a bevételeik figyelembevételével.

A támogatást a megyei önkormányzatok pályázati úton igényelhetik.

A támogatásról a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter együttesen, legkésőbb tárgyév november 30-áig dönt.

A támogatás folyósítása előfinanszírozás keretében, egy összegben történik, formája lehet

a) vissza nem térítendő támogatás, amelynek felhasználási határideje a tárgyévet követő év november 30-a, kivéve, ha a támogatói okirat más határidőt állapít meg,

b) visszatérítendő támogatás, amelynek visszafizetési határideje a támogatói okiratban szereplő határidő, de legfeljebb a tárgyévet követő év november 30-a.

7. A nem közművel összegyűjtött háztartási szennyvíz ideiglenes begyűjtésére kijelölt közérdekű közszolgáltató meg nem térülő költségeinek támogatása

Előirányzat: 280,0 millió forint

Az előirányzat szolgál a nem közművel összegyűjtött háztartási szennyvíz begyűjtésére vonatkozó nem rendszeres közszolgáltatásról szóló 378/2015. (XII. 8.) Korm. rendelet alapján a közérdekű szolgáltatónak az ideiglenes begyűjtési ellátásért járó közszolgáltatási díjból nem fedezhető, indokolt többletköltségei megtérítésére a közérdekű közszolgáltató kijelölése megszűnéséig vagy az új közszolgáltatási szerződés alapján történő közszolgáltatás megkezdéséig az ellátásért felelős települési önkormányzatokon keresztül.

A támogatásról a helyi önkormányzatokért felelős miniszter a Magyar Energetikai és Közmű-szabályozási Hivatal (a továbbiakban: MEKH) javaslatát követően dönt.

   a) A vissza nem térítendő támogatás folyósítása támogatási előlegként egy összegben történik, a helyi önkormányzatokért felelős miniszter döntését követő 15 napon belül. A folyósítás feltétele, hogy az ellátásért felelős önkormányzat az előző évre vonatkozó elszámolást az éves költségvetési beszámolójában teljesítse. Amennyiben ez nem

történt meg a miniszteri döntést megelőzően, akkor az elszámolást követő 15 napon belül kerülhet sor a folyósításra. A támogatás felhasználásának határideje tárgyév december 31-e.

Amennyiben a közérdekű szolgáltatót a tárgyévet megelőző évi beszámolójának ellenőrzését követően a MEKH tájékoztatása alapján többlettámogatás illeti meg, a helyi önkormányzatokért felelős miniszter dönt a többlettámogatásról, és az ellátásért felelős települési önkormányzatokon keresztül gondoskodik a támogatási előleggel nem fedezett résznek támogatásként történő biztosításáról.

b) Ha a közérdekű szolgáltató az a) pont alapján nem részesült támogatási előlegben, és a beszámolójának ellenőrzését követően a MEKH tájékoztatása alapján támogatás illeti meg, a helyi önkormányzatokért felelős miniszter dönt a támogatásról, és az ellátásért felelős települési önkormányzatokon keresztül gondoskodik a támogatás biztosításáról.

8. A települési önkormányzatok szociális célú tüzelőanyag vásárlásához kapcsolódó támogatása

Előirányzat: 5 000,0 millió forint

Az előirányzat az 5000 fő lakosságszámot meg nem haladó települési önkormányzat szociális célú tüzelőanyag – tűzifa vagy barnakőszén – vásárlásának támogatására szolgál.

A támogatást a települési önkormányzatok pályázati úton igényelhetik.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje tárgyévet követő év március 31-e.

9. Önkormányzatok rendkívüli támogatása

Előirányzat: 8 000,0 millió forint

a) A települési önkormányzatok rendkívüli támogatást kivételes esetben, pályázat útján igényelhetnek működőképességük megőrzése vagy egyéb, a feladataik ellátását veszélyeztető helyzet elhárítása érdekében.

A támogatásról a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter (a továbbiakban együtt: miniszterek) a beérkező támogatási igények elbírálását követően folyamatosan, de legkésőbb tárgyév december 10-éig együttesen dönt.

A támogatás folyósítása előfinanszírozás keretében, egy összegben történik, formája lehet

– vissza nem térítendő támogatás, amelynek felhasználási határideje a folyósítást követő harmadik hónap utolsó napja, kivéve azoknál a támogatásoknál, amelyeknek célja és nagyságrendje megköveteli, hogy a helyi önkormányzatokért felelős miniszter a támogatási döntést követően a támogatás felhasználásának és elszámolásának feltételeiről támogatási szerződést kössön a kedvezményezettel,

– visszatérítendő támogatás, amelynek visszafizetési határideje a miniszterek döntése szerinti határidő, de legfeljebb a tárgyévet követő év december 31-e.

b) Az előirányzat szolgál a tartósan fizetésképtelen helyzetbe került helyi önkormányzatok adósságrendezésére irányuló hitelfelvétel visszterhes kamattámogatására, és a pénzügyi gondnok díjára.

– Visszterhes kamattámogatást igényelhet az a helyi önkormányzat, amely a helyi önkormányzatok adósságrendezési eljárásáról szóló törvényben szabályozott

eljárás keretében az egyezséget pénzügyi intézménytől felvett hitellel teremtette meg. Ha a kamattámogatás alapjául szolgáló hitel forinttól eltérő devizanemű, a kamattámogatást a Magyar Nemzeti Bank által a kamattámogatás esedékességét megelőző második munkanappal közzétett, az adott devizára vonatkozó középárfolyam figyelembevételével kell kiszámítani. A kamattámogatás feltételeit a helyi önkormányzatokért felelős miniszter és a helyi önkormányzat megállapodásban rögzíti.

- A helyi önkormányzatok adósságrendezési eljárásában közreműködő pénzügyi gondnok díjához költségvetési támogatás vehető igénybe. A pénzügyi gondnok díjának összege – az általános forgalmi adóval együtt – legalább 800 ezer forint, legfeljebb 3 000 ezer forint lehet. A pénzügyi gondnok díjának folyósításáról – a bíróság díjmegállapító végzésének jogerőre emelkedését követően – a helyi önkormányzatokért felelős miniszter intézkedik.

10. Önkormányzati elszámolások

Előirányzat: 6 137,2 millió forint

a) Az önkormányzati elszámolások előirányzatát növeli

aa) a költségvetési évet megelőző évi elszámolás alapján a helyi önkormányzatok által költségvetési évben visszafizetett támogatások összege,

ab) az önellenőrzés, a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatok által jogtalanul igénybe vett támogatások költségvetési évben visszafizetett összege,

ac) a helyi önkormányzatok által költségvetési évben megfizetett ügyleti és késedelmi kamat összege,

ad) a települési önkormányzatok által igényelt támogatások – a nem helyi önkormányzat részére történő feladatátadással összefüggő előirányzat-csökkenés kivételével – lemondott előirányzatának összege,

ae) az intézményátadásból felszabaduló olyan összeg, amely nem illeti meg az átvevőt,

af) a helyi önkormányzatok által az államháztartásról szóló törvény végrehajtásáról szóló 2011. évi CXCV. törvény (a továbbiakban: Áht.) 83. § (6a) bekezdésében foglalt kötelezettség költségvetési év december 5-éig történő elmulasztása miatt a költségvetési évben felfüggesztett támogatások összege,

ag) az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter együttes intézkedése esetén a Magyarország 2019. évi központi költségvetéséről szóló 2018. évi L. törvény (a továbbiakban: 2019. évi költségvetési törvény) 3. melléklet I.11 Önkormányzati elszámolások jogcímének tárgyévet megelőző év december 31-ei pozitív egyenlegének összege.

b) Az önkormányzati elszámolások előirányzatát csökkenti a települési önkormányzatok által igényelt támogatásoknak az államháztartásról szóló jogszabályokban meghatározott időpontokban és esetekben – a nem települési önkormányzattól történő feladatátvétellel összefüggő előirányzat-növelés kivételével – pótigényelt előirányzatának az összege.

c) Az önkormányzati elszámolások előirányzat terhére a következő kifizetések teljesíthetők

ca) a támogatások költségvetési évet megelőző évi elszámolása alapján a helyi önkormányzatok részéről a költségvetési évben keletkező pótigény összege,

cb) az önellenőrzés, a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatokat pótlólagosan megillető támogatások költségvetési évben kifizetett összege,

cc) az államháztartásról szóló jogszabályok alapján költségvetési évben a helyi önkormányzatokat megillető ügyleti és késedelmi kamat összege,

cd) a helyi önkormányzatok által az Áht. 83. § (6a) bekezdésében felsorolt, költségvetési évet megelőző éveket terhelő kötelezettségek költségvetési évben történő teljesítése esetén a költségvetési évet megelőző években felfüggesztett támogatások összege,

ce) a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti tárgyévi munkáltatói kifizetések,

cf) az önellenőrzés és a kincstári felülvizsgálat során a helyi önkormányzat javára megállapított visszatérítés összege.

d) Az előirányzat szolgál a 2019. évi költségvetési törvény 3. melléklet II. pontjában szereplő azon költségvetési támogatások le nem hívott részének forrásául, amelyek esetében a tárgyévet megelőző évben csak az előleg kifizetése történt meg. A tárgyévet megelőző évben le nem hívott, de tárgyévben esedékessé váló támogatások vonatkozásában a támogató jogosult a tárgyévet megelőző évi támogatási szerződés, illetve kiadott támogatói okirat módosítására. E támogatások tárgyévi folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat a tárgyévet megelőző évben kapott támogatással (előleggel) legkésőbb tárgyév november 15-éig elszámol. A támogatás felhasználási határideje tárgyévet követő év december 31.

e) Az előirányzat szolgál arra, hogy a jogosult magánszemély részére a közműfejlesztési hozzájárulás megfizetett összegének meghatározott hányada közműfejlesztési támogatásként a települési önkormányzatokon keresztül biztosításra kerüljön.

A támogatást a helyi önkormányzat jegyzője kérelem útján igényli a magánszemély jogosultaktól beérkezett, a feltételeknek megfelelő igények közműfajtánként és igénylők számának megjelölésével történő összesítésével minden negyedévet követő hónap 20-áig a Magyar Államkincstár illetékes területi szervén (a továbbiakban: Igazgatóság) keresztül.

Az Igazgatóság a beérkezéstől számított húsz napon belül továbbítja az összesített kérelmeket a helyi önkormányzatokért felelős miniszter részére. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben a kérelmek beérkezését követő hónapban történik.

f) Az előirányzat szolgál

fa) a „Sikeres Magyarországért Panel Plusz" Hitelprogram keretében lakásszövetkezet, illetve társasház által felvett kölcsönhöz kapcsolódó támogatás nyújtásáról szóló 156/2005. (VIII. 15.) Korm. rendelet alapján kamattámogatásra jogosultak számára kifizetett összeg, továbbá

fb) az 1945 és 1963 között törvénysértő módon elítéltek, az 1956-os forradalommal és szabadságharccal összefüggésben elítéltek, valamint a korábbi nyugdíjcsökkentés megszüntetéséről, továbbá az egyes személyes szabadságot korlátozó intézkedések hatálya alatt állt személyek társadalombiztosítási és munkajogi helyzetének rendezéséről szóló 93/1990. (XI. 21.) Korm. rendelet alapján a személyes szabadság korlátozása miatti kárpótlás címén kifizetett összegek 100%-a

igénylésének fedezetéül.

Az e pont szerint biztosított támogatás kizárólag az abban meghatározott célokra fordítható.

A támogatás szempontjából kizárólag az egységes rovatrend „Ellátottak pénzbeli juttatásai" megfelelő rovatain elszámolt kiadások vehetők figyelembe.

g) Az előirányzat szolgál fedezetül a helyi önkormányzat és társulása számára a Svájci-Magyar Együttműködési Program fejlesztési célú pályázataihoz szükséges saját forrás kiegészítésére a korábbi években megítélt és támogatási szerződésben rögzített központi költségvetési támogatásból adódó fizetési kötelezettségek teljesítésére.

h) Az előirányzatból 1 500,0 millió forint a bölcsődei fejlesztési program célját szolgálja.

A IX. Helyi önkormányzatok támogatásai fejezetben első ízben 2018. évben létrehozott Bölcsődei fejlesztési program cím terhére biztosított támogatás felhasználási határideje a támogatás folyósításának évét követő második év december 31-e.

11. A költségvetési szerveknél foglalkoztatottak 2019. évi áthúzódó és 2020. évi kompenzációja

ELŐIRÁNYZAT: 2 987,0 millió forint

Az előirányzat szolgál a helyi önkormányzati intézményrendszerben 2019. december 1. és 2020. november 30. között foglalkoztatottak havi keresete után járó bérkompenzációjának támogatására.

A támogatás a helyi önkormányzatokat a költségvetési szervek és az egyházi jogi személyek foglalkoztatottjainak 2019. évi kompenzációjáról szóló 275/2018. (XII. 21.) Korm. rendeletben és e törvény 74. § (1) bekezdés *a)* pontjában kapott felhatalmazás alapján kiadott kormányrendeletben foglaltak szerint illeti meg.

12. Szociális ágazati összevont pótlék és egészségügyi kiegészítő pótlék

ELŐIRÁNYZAT: 16 941,1 millió forint

A központi költségvetés támogatást biztosít a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvénynek a szociális, valamint a gyermekjóléti és gyermekvédelmi ágazatban történő végrehajtásáról szóló 257/2000. (XII. 26.) Korm. rendelet (a továbbiakban: Kjtvhr.) 15/A. §-a és 15/C. §-a szerinti, 2020. január-december havi foglalkoztatásra tekintettel kifizetendő szociális ágazati összevont pótlékhoz, egészségügyi kiegészítő pótlékhoz és azok szociális hozzájárulási adójához.

A települési önkormányzat a támogatásra akkor jogosult, ha a Kjtvhr. 15/A. §-a és 15/C. §-a szerinti szociális ágazati összevont pótlék és egészségügyi kiegészítő pótlék teljes összege tényleges bérnövekedésként jelenik meg a foglalkoztatott számára. Nem nyújtható támogatás a szociális ágazati összevont pótléknak és az egészségügyi kiegészítő pótléknak a Kjtvhr. 5. és 7. számú mellékleteiben meghatározott összegén felül nyújtott összege és az arra tekintettel fizetendő szociális hozzájárulási adó kifizetéséhez.

A támogatás havi összege a helyi önkormányzati költségvetési szervek foglalkoztatottjaira vonatkozó, előző hónapra számfejtett, tárgyhónapban kifizetendő havi pótlékok szociális hozzájárulási adóval növelt bruttó összege. A támogatás folyósítása – a Magyar Államkincstár (a továbbiakban: Kincstár) tárgyhónap 5-éig a támogatás önkormányzatokat megillető összegével kapcsolatosan teljesített adatszolgáltatása alapján – havonta történik.

A támogatást a települési önkormányzat kizárólag a 2019. évi január-december hónapokban kifizetendő szociális ágazati összevont pótlékra, egészségügyi kiegészítő pótlékra és azokhoz kapcsolódó szociális hozzájárulási adóra használhatja fel.

13. Települési önkormányzatok kulturális feladatainak kiegészítő támogatása

a) Megyei hatókörű városi múzeumok feladatainak támogatása

ELŐIRÁNYZAT: 2 751,2 millió forint

A támogatás a megyeszékhely megyei jogú városok önkormányzatát (Tatabánya Megyei Jogú Város Önkormányzatának kivételével), Szentendre Város Önkormányzatát és Tata

Város Önkormányzatát illeti meg a megyei hatókörű városi múzeumok fenntartására és állami feladatainak ellátására.

A támogatás szempontjából kizárólag a „Múzeumi gyűjteményi tevékenység", a „Múzeumi tudományos feldolgozó és publikációs tevékenység", a „Múzeumi kiállítási tevékenység", valamint a „Múzeumi közművelődési, közönségkapcsolati tevékenység" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

A támogatás felhasználását a muzeális intézményekről, a nyilvános könyvtári ellátásról és a közművelődésről szóló 1997. évi CXL. törvény (a továbbiakban: Kult. tv.) 45. § (5) bekezdése, illetve 68. § (3) bekezdése szerinti beszámolókban is szerepeltetni szükséges.

b) Megyei hatókörű városi könyvtárak feladatainak támogatása

ELŐIRÁNYZAT: 3 282,5 millió forint

A támogatás a megyeszékhely megyei jogú városok önkormányzatát és Szentendre Város Önkormányzatát illeti meg a megyei hatókörű városi könyvtárak fenntartására és állami feladatainak ellátására.

A támogatás a Kult. tv. 66. §-ában foglalt feladatok megvalósításához kapcsolódó személyi juttatások és azok járulékai, dologi kiadások és felhalmozási kiadások finanszírozására használható fel. A támogatás terhére elszámolhatóak a könyvtári szakpolitikai programok területi szintű koordinációjának és megvalósításának kiadásai is.

A támogatás szempontjából kizárólag a „Könyvtári állomány gyarapítása, nyilvántartása", a „Könyvtári állomány feltárása, megőrzése és védelme", valamint a „Könyvtári szolgáltatások" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

Amennyiben az önkormányzat a támogatás legalább 10%-át nem könyvtári dokumentum vásárlásra fordítja, ideértve a nemzetiségi nyelvű könyvtári dokumentumok beszerzését is, úgy a támogatás 20%-ának megfelelő összegre nem jogosult.

A támogatás felhasználását a Kult. tv. 45. § (5) bekezdése, illetve 68. § (3) bekezdése szerinti beszámolókban is szerepeltetni szükséges.

c) Települési önkormányzatok muzeális intézményi feladatainak támogatása

ELŐIRÁNYZAT: 1 238,1 millió forint

A támogatás a muzeális intézményeket fenntartó települési önkormányzatokat illeti meg elsősorban a muzeális intézményekről, a nyilvános könyvtári ellátásról és a közművelődésről szóló 1997. évi CXL. törvény módosításáról szóló 2012. évi CLII. törvény 30. § (3) bekezdése alapján önkormányzati fenntartásba került muzeális intézmények fenntartásához.

Az egyes települési önkormányzatokat megillető támogatás összegét a kultúráért felelős miniszter határozza meg, az alábbi szempontok figyelembevételével:
– a 2013-2017. évek közötti időszak átlagos látogatószáma, illetve a két utolsó lezárt év változása,
– leltározott gyűjtemény aránya a teljes gyűjteményhez képest,
– szakmai besorolás,
– a települési önkormányzat által fenntartott muzeális intézmények száma,
– az önkormányzat területi elhelyezkedése.

A támogatásból az *a)* pont szerinti támogatásban részesülő önkormányzatok, Budapest Főváros Önkormányzata és a fővárosi kerületek önkormányzatai nem részesülhetnek.

A támogatás szempontjából kizárólag a „Múzeumi gyűjteményi tevékenység", a „Múzeumi tudományos feldolgozó és publikációs tevékenység", a „Múzeumi kiállítási tevékenység",

valamint a „Múzeumi közművelődési, közönségkapcsolati tevékenység" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

d) A települési önkormányzatok könyvtári célú érdekeltségnövelő támogatása

ELŐIRÁNYZAT: 300,0 millió forint

A Kult. tv. 64. § (2) bekezdés *a)* pontja szerint nyilvános könyvtárat fenntartó települési önkormányzatot vissza nem térítendő támogatás illeti meg a települési nyilvános könyvtár állománygyarapítására és a nyilvános könyvtár technikai, informatikai, műszaki eszközeinek, berendezési tárgyainak gyarapítására.

A támogatás összegét a települési nyilvános könyvtárat, illetve megyei hatókörű városi könyvtárat fenntartó önkormányzatok által a 2018. évben a saját bevételeik terhére biztosított állománygyarapításra fordított összegek (a továbbiakban: 2019. évi önkormányzati hozzájárulás) arányában kell megállapítani.

A 2019. évi önkormányzati hozzájárulás megállapításakor nem vehetők figyelembe az állami támogatások, a pályázati forrásból és az Országos Dokumentum-ellátási Rendszer támogatásából származó összeg.

A támogatás az alábbiak szerint kerül meghatározásra:

$T = Ki*(Ei/\Sigma K)$

ahol:

T = az önkormányzatot megillető támogatás összege

Ki= a 2019. évi önkormányzati hozzájárulás összege

Ei = az előirányzat összege

ΣK= a Ki országosan összesített összege.

Egy önkormányzatot ezen a jogcímen legfeljebb 30,0 millió forint támogatás illet meg.

Nem részesülhet támogatásban az az önkormányzat, amelynél a fenti képlet szerint a támogatás számított összege nem éri el a 15 000 forintot. Ezen önkormányzatok kiadásait a végső támogatás meghatározásánál nem kell figyelembe venni. Az emiatt fennmaradó összeget a támogatásban részesülő önkormányzatok között kell felosztani.

A támogatás megállapításához szükséges adatszolgáltatás rendjét a kultúráért felelős miniszter állapítja meg.

A támogatás felhasználására vonatkozó szabályok:

– a támogatás szempontjából kizárólag a *b)* alpontban szereplő kormányzati funkciókon elszámolt kiadások vehetők figyelembe,

– a nyilvános könyvtár technikai, informatikai, műszaki eszközeinek, berendezési tárgyainak gyarapítására fordított összeg a támogatás 30%-át nem haladhatja meg.

A támogatás felhasználásáról az önkormányzat 2021. február 28-áig adatszolgáltatást köteles teljesíteni, amelynek formáját, tartalmát és rendjét a kultúráért felelős miniszter által kiadott Útmutató rögzíti.

e) Színházművészeti szervezetek támogatása

ELŐIRÁNYZAT: 10 306,3 millió forint

Az előirányzat a nemzeti és kiemelt minősítésű színházművészeti szervezetek művészeti és létesítménygazdálkodási célú működési támogatását szolgálja.

A támogatás szempontjából kizárólag a „Színházak tevékenysége" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

f) Táncművészeti szervezetek támogatása

ELŐIRÁNYZAT: 286,4 millió forint

Az előirányzat a nemzeti és kiemelt minősítésű táncművészeti szervezetek művészeti és létesítménygazdálkodási célú működési támogatását szolgálja.

A támogatás szempontjából kizárólag a „Művészeti tevékenységek (kivéve: színház)" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

g) Zeneművészeti szervezetek támogatása

ELŐIRÁNYZAT: 2 980,0 millió forint

Az előirányzat a nemzeti és kiemelt minősítésű zenekarok és énekkarok működési támogatását szolgálja.

A támogatás szempontjából kizárólag a „Művészeti tevékenységek (kivéve: színház)" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

Az *e)-g)* pontok szerinti előirányzatok az előadó-művészeti szervezetek támogatásáról és sajátos foglalkoztatási szabályairól szóló 2008. évi XCIX. törvény (a továbbiakban: Emtv.) 11. §-ában és 12. §-ában meghatározott, települési önkormányzatok által fenntartott, illetve támogatott nemzeti vagy kiemelt minősítésű előadó-művészeti szervezetek művészeti és létesítménygazdálkodási célú működési támogatására szolgálnak.

Az önkormányzatokat megillető, jogcímenként és szervezetenként megállapított támogatás éves összegét – az *e)-g)* pontok tekintetében, az Emtv. 5/B. § (1) bekezdés *d)* pontjában meghatározott módon, az Előadó-művészeti Bizottságok, a Nemzeti Előadó-művészeti Érdekegyeztető Tanács által véleményezett, javaslata alapján – a kultúráért felelős miniszter az

- az *a)-c) és e)-g)* pontok esetében 2019. december 20-áig,
- a *d)* pont esetében április 30-áig

állapítja meg.

Az *a)-c) és e)-g)* pont szerinti támogatások 12%-ának folyósítása január hónap utolsó munkanapját megelőző második munkanapon, majd ezt követően az az államháztartásról szóló törvény végrehajtásáról szóló 368/2011. (XII. 31.) Korm. rendeletben meghatározottak szerint történik. A *d)* pont szerinti támogatás folyósítása egy összegben május hónapban történik.

14. Kulturális illetménypótlék

ELŐIRÁNYZAT: 3 605,0 millió forint

A központi költségvetés támogatást biztosít a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény végrehajtásáról a művészeti, a közművelődési és a közgyűjteményi területen foglalkoztatott közalkalmazottak jogviszonyával összefüggő egyes kérdések rendezésére című 150/1992. (XI. 20.) Korm. rendelet (a továbbiakban: kulturális Kjtvhr.) 21. §-a szerinti, 2019. január – 2019. december hónapokban kifizetendő kulturális illetménypótlékhoz és annak szociális hozzájárulási adójához.

A települési önkormányzat a támogatásra akkor jogosult, ha a kulturális illetménypótlék teljes összege tényleges bérnövekedésként jelenik meg a foglalkoztatott számára. Nem nyújtható támogatás a kulturális illetménypótléknak a kulturális Kjtvhr. 5. mellékletében meghatározott összegén felül nyújtott összeg és az arra tekintettel fizetendő szociális hozzájárulási adó kifizetéséhez.

A támogatás havi összege a helyi önkormányzati költségvetési szervek foglalkoztatottjaira vonatkozó, előző hónapra számfejtett, tárgyhónapban kifizetendő havi kulturális illetménypótlék szociális hozzájárulási adóval növelt bruttó összege. A támogatás folyósítása – a Kincstár tárgyhónap 5-éig a támogatás önkormányzatokat megillető összegével kapcsolatosan teljesített adatszolgáltatása alapján – havonta történik.

II. Felhalmozási célú támogatások

1. Kompok, révek fenntartásának, felújításának támogatása

Előirányzat: 390,0 millió forint

A támogatást a települési önkormányzatok a meglévő közforgalmú, közútpótló folyami révek, kompok és az azokhoz szükséges parti létesítmények, kiszolgáló utak fenntartására, felújítására és fejlesztésére, valamint kivételes esetben új eszköz beszerzésére pályázati úton igényelhetik. Méltányolandó kistérségi foglalkoztatáspolitikai szempontok esetén lehetőség van a működtetés támogatására is. A működtetésre szolgáló támogatás felhasználásának határideje a tárgyév december 31-e, a fenntartásra, felújításra, fejlesztésre és beszerzésre szolgáló támogatás felhasználásának határideje a tárgyévet követő év december 31-e.

A kompközlekedés működtetéséhez Mohács Város Önkormányzatát legalább 65,0 millió forint, Dunafalva Község Önkormányzatát legalább 15,0 millió forint illeti meg az előirányzatból.

A támogatásról tárcaközi bizottság javaslata alapján a közlekedésért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik.

2. Önkormányzati feladatellátást szolgáló fejlesztések

Előirányzat: 6 000,0 millió forint

a) Kötelező önkormányzati feladatot ellátó intézmények fejlesztése, felújítása

Előirányzat: 2 000,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az önkormányzati tulajdonban lévő, a települési önkormányzat, továbbá társulás által fenntartott, kötelező önkormányzati feladatot ellátó intézmény fejlesztésére, felújítására. Az igényelhető maximális támogatás mértéke 30,0 millió forint.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt.

b) Óvodai, iskolai és utánpótlás sport infrastruktúra-fejlesztés, felújítás

Előirányzat: 500,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet a tulajdonában lévő, sportlétesítményként üzemelő létesítmény fejlesztésére, felújítására, illetve új sportlétesítmény létrehozására. Az igényelhető maximális támogatás mértéke 20,0 millió forint.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt.

c) Belterületi utak, járdák, hidak felújítása

Előirányzat: 3 500,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet – Budapest Főváros Önkormányzata kivételével – a közigazgatási területén, tulajdonában lévő út, híd és járda felújítására, karbantartására. Az igényelhető támogatás maximális mértéke:
– fővárosi kerületi önkormányzatok esetében 60,0 millió forint,
– megyei jogú városok esetében 50,0 millió forint,
– 10 000 fő vagy azt meghaladó lakosságszámú települések esetében 40,0 millió forint,
– 10 000 fő lakosságszám alatti települések esetében 20,0 millió forint.
A támogatásról a helyi önkormányzatokért felelős miniszter dönt.

Az a)-c) pontokra vonatkozó közös szabályok:
Egy önkormányzat az a)-c) pontok szerinti célok közül csak az egyikre nyújthat be pályázatot. Nem nyújtható támogatás olyan pályázathoz, amely a megjelölt műszaki tartalomra uniós vagy egyéb nemzeti támogatásban részesül. A támogatással létrehozott ingatlanvagyon a beruházás megvalósításától számított tíz évig nem idegeníthető el, kivéve az *a)-b)* pontok esetében, ha az elidegenítést műszaki vagy szakmai okok teszik szükségessé, és az abból származó ellenértéket a kedvezményezett a támogatási cél szerinti további feladatokra fordítja. Az elidegenítés egyedi kérelem alapján az *a)-b)* pontok esetén a helyi önkormányzatokért felelős miniszter engedélyével történhet.

Az *a)-c)* pontok szerinti vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik.

3. Önkormányzati étkeztetési fejlesztések támogatása

Előirányzat: 1 500,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az általa fenntartott és működtetett, a bölcsődei vagy óvodai gyermekétkeztetést kiszolgáló
a) új főzőkonyhák létrehozására,
b) az önkormányzat tulajdonában álló főzőkonyhák kapacitásbővítésére, fejlesztésére
c) melegítőkonyhák felújítására.
Konyhai eszközök beszerzése valamennyi cél esetében támogatható, azonban kizárólag eszközbeszerzésre támogatás nem igényelhető. Egy pályázat keretében kizárólag egy célra igényelhető támogatás.
Az igényelhető maximális támogatás mértéke
- az *a)* és *b)* pont szerinti célok esetében 100,0 millió forint, azzal, hogy az egy bölcsődés vagy óvodás ellátottra jutó támogatási igény nem haladhatja meg a 800 000 forintot
- a *c)* pont szerinti cél esetében 10,0 millió forint.
A támogatásból megvalósuló beruházást a beruházás megvalósításától számított 10 évig az eredeti rendeltetésének megfelelően saját (ideértve a pályázó részvételével működő társulást

is) fenntartásban kell működtetni. Az *a)-b)* pont szerinti célokra nem igényelhet támogatást az az önkormányzat, amely a Magyarország 2015. évi központi költségvetéséről szóló 2014. évi C. törvény, a Magyarország 2016. évi központi költségvetéséről szóló 2015. évi C. törvény, a Magyarország 2017. évi központi költségvetéséről szóló 2016. évi XC. törvény, a Magyarország 2018. évi központi költségvetéséről szóló 2017. évi C. törvény és a 2019. évi költségvetési törvény azonos célú támogatási jogcíméből vagy a 2014-2020. évek közötti uniós programozási időszakban azonos célra rendelkezésre álló európai uniós támogatásban részesült.

A támogatásról az államháztartásért felelős miniszter dönt. A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik. A támogatás felhasználási határideje 2022. december 31-e.

4. Közművelődési érdekeltségnövelő támogatás, muzeális intézmények szakmai támogatása

Előirányzat: 806,0 millió forint

a) Közművelődési érdekeltségnövelő támogatás

Előirányzat: 300,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az általa fenntartott vagy a vele kötött közművelődési megállapodás alapján működő közművelődési intézmény vagy közösségi színtér technikai, műszaki eszközállományának, berendezési tárgyainak gyarapítására, épületének karbantartására, felújítására a közművelődési alapszolgáltatások biztosítása érdekében. A támogatást az önkormányzatok által az egyes célok tekintetében vállalt önrész arányában kell megállapítani. Ha a települési önkormányzat a közművelődési támogatás érdekében vállalt önrészt csökkenti, akkor ezzel arányosan csökkentett összegű érdekeltségnövelő támogatásra jogosult. A különbözet jogosulatlan igénybevételnek minősül.

A támogatás

aa) 60%-át a települési önkormányzat által fenntartott, továbbá a települési önkormányzattal kötött közművelődési megállapodás alapján működő, az *ab)* alpont hatálya alá nem tartozó intézmény vagy közösségi színtér után,

ab) 40%-át az 1 000 fő lakosságszám alatti települési önkormányzat által fenntartott közművelődési intézmény vagy közösségi színtér után

a települési önkormányzat által vállalt önrész arányában kell felosztani.

A települési önkormányzatok lakosságszáma tekintetében a Belügyminisztérium – 2019. január 1-jei állapotnak megfelelő – adatait kell figyelembe venni.

Ha igény hiányában az *ab)* alpont szerinti esetben maradvány keletkezik, azt az *aa)* alpont szerinti célra kell felhasználni.

A vállalt önrészt

– a kedvezményezett települések besorolásáról és a besorolás feltételrendszeréről szóló kormányrendeletben meghatározott települések esetében, valamint

– az 1 000 fő lakosságszám alatti települési önkormányzat esetében

háromszoros súllyal kell figyelembe venni a támogatás megállapításakor. A két feltétel együttes fennállása esetén a vállalt önrészt kilencszeres súllyal kell figyelembe venni.

Az arányossági számításnál az egy önkormányzatnál figyelembe vehető vállalt önrész nem haladhatja meg a pályázatot benyújtó valamennyi önkormányzat által 2019. évben vállalt önrészek összesített összegének 1,5%-át.

Nem részesülhet támogatásban az az önkormányzat, amelynél a vállalt önrész szerinti támogatás számított összege nem éri el a 100 000 forintot.

A támogatás szempontjából kizárólag a „Közművelődés - közösségi és társadalmi részvétel fejlesztése", a „Közművelődés - hagyományos közösségi kulturális értékek gondozása", a „Közművelődés - egész életre kiterjedő tanulás, amatőr művészetek" és a „Közművelődés - kulturális alapú gazdaságfejlesztés" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

b) Járásszékhely múzeumok szakmai támogatása

Előirányzat: 136,0 millió forint

Az előirányzatból a járásszékhely települési önkormányzatok, Budapest Főváros Önkormányzata és a fővárosi kerületi önkormányzatok pályázati úton támogatást igényelhetnek az általuk fenntartott múzeum modellértékű jó gyakorlatainak támogatására.

c) Muzeális intézmények szakmai támogatása (Kubinyi Ágoston Program)

Előirányzat: 370,0 millió forint

Az előirányzatból a települési önkormányzat pályázati úton támogatást igényelhet az általa fenntartott vagy támogatott muzeális intézmény szakmai fejlesztéséhez.

A *b)-c)* pontok szerinti támogatásokról a kultúráért felelős miniszter dönt.

A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje a tárgyévet követő év december 31-e.

A *b)-c)* pontok szerinti támogatások szempontjából kizárólag a „Múzeumi gyűjteményi tevékenység", a „Múzeumi tudományos feldolgozó és publikációs tevékenység", a „Múzeumi kiállítási tevékenység", valamint a „Múzeumi közművelődési, közönségkapcsolati tevékenység" kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

5. Ózdi martinsalak felhasználása miatt kárt szenvedett lakóépületek tulajdonosainak kártalanítása

Előirányzat: 300,0 millió forint

A központi költségvetés az ózdi martinsalak felhasználásával készült lakóépületek tulajdonosainak kárenyhítéséről szóló 40/2003. (III. 27.) Korm. rendelet alapján támogatásra jogosult magánszemély részére biztosít támogatást a települési önkormányzatokon keresztül.
A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, az Országos Katasztrófavédelmi Főigazgatóság kezdeményezésének sorrendjében, egy összegben történik.

6. Pannon Park beruházási projekt támogatása

Előirányzat: 3 143,0 millió forint

Az előirányzat szolgál a Pannon Park beruházási projekt tárgyévi munkálatainak megvalósítására. A támogatás felhasználásának részletes szabályairól a kultúráért felelős miniszter – mint támogató – Budapest Főváros Önkormányzatával a helyi önkormányzatokért felelős miniszterrel egyetértésben köt támogatási szerződést. A támogatás 50%-ának (a továbbiakban: előleg) folyósítása a szerződéskötést követő 30 napon belül történik és a

további részletek tárgyévi – szerződés szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

7. Normafa Park program támogatása

Előirányzat: 620,0 millió forint

Az előirányzat szolgál a Normafa Park kiemelt beruházás koncepciójáról és az azzal összefüggő feladatokról szóló 1443/2013. (VII. 16.) Korm. határozat 8. pontja alapján a Normafa Park program tárgyévi munkálatainak megvalósítására.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros XII. kerület Hegyvidéki Önkormányzata számára oly módon, hogy
- a támogatás 50%-ának megfelelő előleg folyósítása a támogatói okirat kiadását követő 30 napon belül történik és
- a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

8. Megyei önkormányzatok fejlesztési feladatainak támogatása

Előirányzat: 300,0 millió forint

Az előirányzat szolgál a megyei önkormányzatok fejlesztési igényeinek támogatására.

A támogatást a megyei önkormányzatok pályázati úton igényelhetik.

A támogatásról a helyi önkormányzatokért felelős miniszter legkésőbb tárgyév november 30-áig dönt.

A vissza nem térítendő támogatás folyósítása előfinanszírozás keretében, egy összegben történik, felhasználásának határideje a tárgyévet követő év december 31-e.

9. Monor okos város projekt támogatása

Előirányzat: 523,3 millió forint

Az előirányzat szolgál az okos város központi platformszolgáltatás létrehozásához kapcsolódó költségek biztosításáról szóló 1715/2018. (XII. 17.) Korm. határozat 4. pontja szerinti feladatok 2020. évi ütemének támogatására.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Monor Város Önkormányzata számára oly módon, hogy a támogatás 100%-ának folyósítása a támogatói okirat kiadását követő 30 napon belül történik.

A támogatás felhasználási határideje tárgyévet követő év december 31-e.

10. Budapest Főváros XII. kerület Hegyvidéki Önkormányzata mélygarázs építésének támogatása

Előirányzat: 1 200,0 millió forint

Az előirányzat szolgál a mélygarázs építésével összefüggő feladatok 2020. évi ütemének támogatására.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros XII. kerület Hegyvidéki Önkormányzata számára oly módon, hogy

- a támogatás 50%-ának megfelelő előleg folyósítása a támogatói okirat kiadását követő 30 napon belül történik és

- a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

11. Budapest Főváros XII. kerület Hegyvidéki Önkormányzata forgalomtechnikai fejlesztési feladatainak támogatása

Előirányzat: 225,0 millió forint

Az előirányzat szolgál az Alkotás utca bevezető szakasza és a csatlakozó úthálózat kerékpáros forgalmának forgalomtechnikai fejlesztéséhez kapcsolódó feladatok támogatására.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros XII. kerület Hegyvidéki Önkormányzata számára oly módon, hogy

- a támogatás 50%-ának megfelelő előleg folyósítása a támogatói okirat kiadását követő 30 napon belül történik és

- a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

12. Kisbér Város városközpontja megújításának támogatása

Előirányzat: 970,0 millió forint

Az előirányzat szolgál Kisbér Város városközpontja megújításának támogatására.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Kisbér Város Önkormányzata számára oly módon, hogy

- a támogatás 50%-ának megfelelő előleg folyósítása a támogatói okirat kiadását követő 30 napon belül történik és

- a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

13. Normafa Park projekt egyes beruházási elemeinek támogatása

Előirányzat: 3 000,0 millió forint

Az előirányzat szolgál Normafa Park projekt megvalósításával kapcsolatos beruházások 2020. évi ütemének támogatására.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros XII. kerület Hegyvidéki Önkormányzata számára oly módon, hogy

- a támogatás 50%-ának megfelelő előleg folyósítása a támogatói okirat kiadását követő 30 napon belül történik és

- a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

14. Fejlesztések támogatása Szanticskán

Előirányzat: 42,0 millió forint

Az előirányzat szolgál a Szanticska településrészen megvalósítandó fejlesztések támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Abaújlak Község Önkormányzata számára.

A támogatás 50%-ának megfelelő előleg folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

15. Erzsébetvárosi fejlesztések támogatása

Előirányzat: 100,0 millió forint

Az előirányzat szolgál Budapest Főváros VII. kerület Erzsébetváros Önkormányzata területén megvalósítandó fejlesztések támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros VII. kerület Erzsébetváros Önkormányzata számára.

A támogatás folyósítása az okirat kiadását követő 30 napon belül történik. A támogatás felhasználási határideje tárgyévet követő év december 31-e.

16. Bölcsőde- és óvodafejlesztések támogatása Budapest Főváros VIII. kerületében

Előirányzat: 200,0 millió forint

Az előirányzat szolgál Budapest Főváros VIII. kerület Józsefvárosi Önkormányzat területén megvalósítandó bölcsőde- és óvodafejlesztések támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros VIII. kerület Józsefvárosi Önkormányzat számára.

A támogatás folyósítása az okirat kiadását követő 30 napon belül történik. A támogatás felhasználási határideje tárgyévet követő év december 31-e.

17. Budapest Főváros VIII. kerületi Horváth Mihály tér fejlesztésének támogatása

Előirányzat: 150,0 millió forint

Az előirányzat szolgál Budapest Főváros VIII. kerületi Horváth Mihály téren megvalósítandó fejlesztések támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros VIII. kerület Józsefvárosi Önkormányzat számára.

A támogatás folyósítása az okirat kiadását követő 30 napon belül történik. A támogatás felhasználási határideje tárgyévet követő év december 31-e.

18. Semmelweis Egyetem II. számú Szülészeti és Nőgyógyászati Klinika előtti parkoló fejlesztésének támogatása

Előirányzat: 60,0 millió forint

Az előirányzat szolgál a Semmelweis Egyetem II. számú Szülészeti és Nőgyógyászati Klinika előtti parkoló fejlesztésének támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros VIII. kerület Józsefvárosi Önkormányzat számára.

A támogatás folyósítása az okirat kiadását követő 30 napon belül történik. A támogatás felhasználási határideje tárgyévet követő év december 31-e.

19. Közbiztonsági fejlesztések támogatása Budapest Főváros VIII. kerületében

Előirányzat: 95,0 millió forint

Az előirányzat szolgál Budapest Főváros VIII. kerületében a társasházi kamerarendszerek kialakításának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros VIII. kerület Józsefvárosi Önkormányzat számára.

A támogatás folyósítása az okirat kiadását követő 30 napon belül történik. A támogatás felhasználási határideje tárgyévet követő év december 31-e.

20. Önkormányzati bérlakásfejlesztések támogatása Budapest Főváros VIII. kerületében

Előirányzat: 620,0 millió forint

Az előirányzat szolgál Budapest Főváros VIII. kerületében a bérlakásállomány fejlesztésének támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros VIII. kerület Józsefvárosi Önkormányzat számára.

A támogatás folyósítása az okirat kiadását követő 30 napon belül történik. A támogatás felhasználási határideje tárgyévet követő év december 31-e.

21. Budapest Főváros IX. kerületi József Attila-Lakótelepi Közösségi Ház felújításának támogatása

Előirányzat: 400,0 millió forint

Az előirányzat szolgál a József Attila-Lakótelepi Közösségi Ház felújításának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Budapest Főváros IX. kerület Ferencváros Önkormányzata számára.

A támogatás folyósítása az okirat kiadását követő 30 napon belül történik. A támogatás felhasználási határideje tárgyévet követő év december 31-e.

22. Csemő-Cegléd közötti kerékpárút kiépítése I. ütemének támogatása

Előirányzat: 100,0 millió forint

Az előirányzat szolgál Csemő és Cegléd települések közötti kerékpárút kiépítése I. ütemének támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Csemő Község Önkormányzata számára.

A támogatás 50%-ának megfelelő előleg folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

23. Óvodafejlesztés és ravatalozó kialakítás támogatása Dabason

Előirányzat: 120,0 millió forint

Az előirányzat szolgál Dabason óvodafejlesztés és a Dabas-Sári temetőben új ravatalozó kialakításának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Dabas Város Önkormányzata számára.

A támogatás 50%-ának megfelelő előleg folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

24. Ispánki szennyvízelvezető-tisztító rendszer működőképessége helyreállításának támogatása

Előirányzat: 474,0 millió forint

Az előirányzat szolgál az Ispánk, Magyarszombatfa és Szalafő településeket kiszolgáló szennyvízelvezető-tisztító rendszer működőképessége helyreállításának támogatására. A

támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Ispánk Község Önkormányzata számára.

A támogatás 50%-ának megfelelő előleg folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

25. Jászapáti Tölgyes Strandfürdő fejlesztésének támogatása

Előirányzat: 200,0 millió forint

Az előirányzat szolgál a Tölgyes Strandfürdő fejlesztésének támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Jászapáti Városi Önkormányzat számára.

A támogatás 50%-ának megfelelő előleg folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

26. Kőszegi Dózsa György utca felújításának támogatása

Előirányzat: 100,0 millió forint

Az előirányzat szolgál Kőszegen a Dózsa György utca felújításának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Kőszeg Város Önkormányzata számára.

A támogatás 50%-ának megfelelő előleg folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

27. Ravatalozó kialakításának támogatása Nagybarcán

Előirányzat: 80,0 millió forint

Az előirányzat szolgál a Nagybarcán működő temetőben ravatalozó kialakításának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Nagybarca Község Önkormányzata számára.

A támogatás 50%-ának megfelelő előleg folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

28. Vadkerti-Tó Kemping felújításának támogatása Soltvadkerten

Előirányzat: 100,0 millió forint

Az előirányzat szolgál a Soltvadkerten működő Vadkerti-Tó Kemping felújításának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Soltvadkert Város Önkormányzata számára.

A támogatás 50%-ának megfelelő előleg folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

29. Pihenőpark fejlesztés támogatása Tárnokon

Előirányzat: 20,0 millió forint

Az előirányzat szolgál a Tárnokon megvalósuló pihenőpark fejlesztés befejezésének támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Tárnok Nagyközség Önkormányzata számára.

A támogatás folyósítása az okirat kiadását követő 30 napon belül történik. A támogatás felhasználási határideje tárgyévet követő év december 31-e.

30. Tatán az Öreg-tó körüli utak és sétány felújításának támogatása

Előirányzat: 80,0 millió forint

Az előirányzat szolgál Tatán az Öreg-tó körüli utak és sétány felújításának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Tata Város Önkormányzata számára.

A támogatás folyósítása az okirat kiadását követő 30 napon belül történik. A támogatás felhasználási határideje tárgyévet követő év december 31-e.

31. Tiszajenői temetőhöz vezető önkormányzati útszakasz aszfaltozásának támogatása

Előirányzat: 84,2 millió forint

Az előirányzat szolgál a tiszajenői temetőhöz vezető önkormányzati útszakasz aszfaltozásának támogatására. A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter támogatói okiratot ad ki Tiszajenő Községi Önkormányzat számára.

A támogatás 50%-ának megfelelő előleg folyósítása az okirat kiadását követő 30 napon belül történik és a további részletek tárgyévi – támogatói okirat szerinti – folyósítására csak abban az esetben kerülhet sor, ha az önkormányzat az előleget felhasználja és azzal legkésőbb tárgyév november 15-éig elszámol.

A támogatás felhasználási határideje – ideértve a tárgyév november 15-éig el nem számolt előleget is – tárgyévet követő év december 31-e.

III. Vis maior támogatás

Előirányzat: 6 100,0 millió forint

A támogatás szolgál a vis maior támogatás felhasználásának részletes szabályairól szóló 9/2011. (II. 15.) Korm. rendelet (a továbbiakban: Rendelet) alapján a helyi önkormányzatok egyes természeti károkból adódó, indokolt és szükséges védekezéssel összefüggő kiadások részbeni vagy teljes megtérítése, a helyi önkormányzat tulajdonában lévő építményben vagy az állam tulajdonában és a helyi önkormányzat vagyonkezelésében lévő, kötelező feladatellátást szolgáló épületben a vis maior események okozta károk helyreállításának és a katasztrófavédelmi szúnyoggyérítéssel összefüggő kiadások részbeni támogatásának forrásául. A támogatás felhasználásával, annak határidejével kapcsolatban alkalmazandó szabályokat a Rendelet rögzíti.

Kiegészítő szabályok:

1. A pályázatot
   a) az I.1. pont szerinti jogcím esetében a vízgazdálkodásért felelős miniszter az államháztartásért felelős miniszter és a szociál- és nyugdíjpolitikáért felelős miniszter egyetértésével,
   b) az I.2., I.8., II.2. és II.8. pontok szerinti jogcím esetében a helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszter egyetértésével,
   c) az I.5. és II.1. pontok szerinti jogcímek esetében a közlekedésért felelős miniszter a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével,
   d) a II.3. pont szerinti jogcím esetében az államháztartásért felelős miniszter,
   e) az I.6. és I.9. pontok szerinti jogcímek esetében a helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszterrel közösen,
   g) a II.4. pont szerinti jogcímek esetében a kultúráért felelős miniszter a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével
   írja ki.

2. Az Áht. szerinti támogató
   a) az I.4., I.5. és II.1. pontok szerinti jogcímek esetében a közlekedésért felelős miniszter,
   b) a II.3.pont szerinti jogcím esetében az államháztartásért felelős miniszter,
   c) az I.3., II.4. és II.6. pontok szerinti jogcímek esetében a kultúráért felelős miniszter.

3. Az e melléklet szerinti támogatások igénylési és döntési eljárására nem kell alkalmazni az általános közigazgatási rendtartásról szóló 2016. évi CL. törvény szabályait.

4. Ahol e melléklet a támogatás felhasználási határidejét nem rögzíti, ott az Áht. szerinti szabályozás alkalmazandó.

5. Ahol e melléklet nem rögzíti, hogy a támogató a kedvezményezettel a támogatás felhasználásának részletes szabályairól támogatási szerződést köt, azon előirányzatok esetében a támogató támogatói okiratot bocsát ki.

4. melléklet a 2019. évi LXXI. törvényhez

A központi alrendszer azon előirányzatai, melyek teljesülése módosítás nélkül eltérhet az előirányzattól

	A	B	C	D
1	1.			**A teljesülés külön szabályozás nélkül is eltérhet az előirányzattól:**
2				X. IGAZSÁGÜGYI MINISZTÉRIUM fejezetben
3				A büntetőeljárásról szóló törvény alapján megállapított kártalanítás (20. cím, 2. alcím, 17. jogcímcsoport)
4				Jogi segítségnyújtás (20. cím, 2. alcím, 18. jogcímcsoport)
5				Bűncselekmények áldozatainak kárenyhítése (20. cím, 2. alcím, 20. jogcímcsoport)
6				Magán- és egyéb jogi személyek kártérítése (20. cím, 2. alcím, 28. jogcímcsoport)
7				XI. MINISZTERELNÖKSÉG fejezetben
8				Átadásra nem került ingatlanok utáni járadék (30. cím, 1. alcím, 30. jogcímcsoport, 4. jogcím)
9				XII. AGRÁRMINISZTÉRIUM fejezetben
10				Állat, növény- és GMO-kártalanítás (20. cím, 6. alcím)
11				XIII. HONVÉDELMI MINISZTÉRIUM fejezetben
12				Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz (8. cím, 2. alcím, 39. jogcímcsoport, 3. jogcím)
13				XV. PÉNZÜGYMINISZTÉRIUM fejezetben
14				Kárrendezési célelőirányzat (25. cím, 2. alcím, 5. jogcímcsoport)
15				Ár- és belvízvédelmi kártalanítási feladatok (25. cím, 2. alcím, 6. jogcímcsoport)
16				Árfolyamkockázat és egyéb, EU által nem térített kiadások (25. cím, 11. alcím)
17				Közszférában foglalkoztatottak bérkompenzációja (26. cím, 2. alcím, 3. jogcímcsoport, 1. jogcím)
18				Különféle kifizetések (26. cím, 2. alcím, 3. jogcímcsoport, 2. jogcím)
19				Ágazati életpályák és bérintézkedések (26. cím, 2. alcím, 3. jogcímcsoport, 3. jogcím)
20				XVII. INNOVÁCIÓS ÉS TECHNOLÓGIAI MINISZTÉRIUM fejezetben
21				Mecseki uránbányászok baleseti járadékainak és egyéb kártérítési kötelezettségeinek átvállalása (21. cím, 5. alcím)
22				XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben
23				Gyermekvédelmi Lakás Alap (20. cím, 17. alcím, 1. jogcímcsoport)
24				GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása (20. cím, 17. alcím, 7. jogcímcsoport)
25				Családi támogatások (21. cím, 1. alcím, 1. jogcímcsoport)
26				Korhatár alatti ellátások (21. cím, 1. alcím, 2. jogcímcsoport)
27				Jövedelempótló és jövedelemkiegészítő szociális támogatások (21. cím, 1. alcím, 3. jogcímcsoport)
28				Közgyógyellátás (21. cím, 1. alcím, 4. jogcímcsoport, 1. jogcím)
29				XXII. MINISZTERELNÖKI KORMÁNYIRODA fejezetben
30				Peres ügyek (21. cím, 2. alcím)
31				XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben
32				Devizában fennálló adósság és követelések kamatelszámolásai (1. cím)
33				A forintban fennálló adósság és követelések kamatelszámolásai (2. cím)
34				Jutalékok és egyéb költségek (3. cím, 1. alcím)
35				Állampapírok értékesítését támogató kommunikációs kiadások (3. cím, 2. alcím)
36				XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI fejezetben
37				Babaváró támogatás banki költségtérítés (24. cím)
38				Babaváró támogatás tartozások elengedése (25. cím)
39				Babaváró támogatás kamattámogatása (26. cím)
40				Diákhitel tartozás csökkentésének támogatása (27. cím)
41				Diákhitel 2 konstrukció kamattámogatása (28. cím)
42				Lakástámogatások (29. cím)
43				Szociálpolitikai menetdíj támogatás (31. cím)
44				Felszámolásokkal kapcsolatos kiadások (32. cím, 1. alcím, 4. jogcímcsoport)
45				Szanálással kapcsolatos kiadások (32. cím, 1. alcím, 5. jogcímcsoport)
46				Magán- és egyéb jogi személyek kártérítése (32. cím, 1. alcím, 6. jogcímcsoport)
47				Egyéb vegyes kiadások (32. cím, 1. alcím, 11. jogcímcsoport)
48				1% SZJA közcélú felhasználása (32. cím, 1. alcím, 12. jogcímcsoport)
49				Mehib és Eximbank behajtási jutaléka (32. cím, 1. alcím, 19. jogcímcsoport)
50				Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés (32. cím, 1. alcím, 22. jogcímcsoport)
51				Egyéb megszűnt jogcímek miatt járó támogatás (32. cím, 1. alcím, 26. jogcímcsoport)
52				Filmszakmai közvetett támogatások mozgókép törvény szerinti kiegészítő finanszírozása (32. cím, 1. alcím, 28. jogcímcsoport)

	A	B	C	D
53				Állam által vállalt kezesség és viszontgarancia érvényesítése (33. cím)
54				Pénzbeli kárpótlás (34. cím, 2. alcím, 1. jogcímcsoport)
55				Az 1947-es párizsi békeszerződésből eredő kárpótlás (34. cím, 2. alcím, 2. jogcímcsoport)
56				Nemzetközi pénzügyi intézmények felé vállalt kötelezettségek kiadásai (36. cím)
57				Hozzájárulás az EU költségvetéséhez (37. cím)
58				Követeléskezelés költségei (41. cím)
59				Központi Nukleáris Pénzügyi Alap támogatása (42. cím, 3. alcím)
60			XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
61				Kárpótlási jegyek életjáradékra váltása (1. cím, 2. alcím, 3. jogcímcsoport, 2. jogcím)
62				Az államot korábbi tulajdonosi döntéseihez kapcsolódóan terhelő egyéb kiadások (1. cím, 2. alcím, 3. jogcímcsoport, 3. jogcím)
63				ÁFA elszámolás (1. cím, 2. alcím, 3. jogcímcsoport, 7. jogcím)
64			XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben	
65				Bírósági döntésből eredő kiadások (2. cím, 4. alcím, 5. jogcímcsoport)
66			LXIII. NEMZETI FOGLALKOZTATÁSI ALAP fejezetben	
67				Álláskeresési ellátások (4. cím, 1. alcím)
68				Bérgarancia kifizetések (5. cím)
69			LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP fejezetben	
70				Öregségi nyugdíj (2. cím, 1. alcím, 1. jogcímcsoport)
71				Hozzátartozói nyugellátás (2. cím, 1. alcím, 3. jogcímcsoport)
72				Nyugdíjprémium céltartalék (2. cím, 1. alcím, 5. jogcímcsoport)
73				Nyugdíjbiztosítás egyéb kiadásai (2. cím, 4. alcím)
74				Vagyongazdálkodás (3. cím)
75			LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben	
76				Csecsemőgondozási díj (2. cím, 2. alcím, 1. jogcímcsoport)
77				Táppénz (2. cím, 2. alcím, 2. jogcímcsoport)
78				Kártérítési járadék (2. cím, 2. alcím, 4. jogcímcsoport)
79				Baleseti járadék (2. cím, 2. alcím, 5. jogcímcsoport)
80				Gyermekgondozási díj és örökbefogadói díj (2. cím, 2. alcím, 6. jogcímcsoport)
81				Rokkantsági, rehabilitációs ellátások (2. cím, 2. alcím, 7. jogcímcsoport)
82				Gyógyfürdő és egyéb gyógyászati ellátás támogatása (2. cím, 3. alcím, 2. jogcímcsoport)
83				Anyatej-ellátás (2. cím, 3. alcím, 3. jogcímcsoport)
84				Utazási költségtérítés (2. cím, 3. alcím, 6. jogcímcsoport)
85				Sürgősségi ellátás EGT-n, Svájcon belül (2. cím, 3. alcím, 7. jogcímcsoport, 1. jogcím)
86				Sürgősségi ellátás EGT-n kívül (2. cím, 3. alcím, 7. jogcímcsoport, 2. jogcím)
87				Külföldön történt speciális egészségügyi ellátások (2. cím, 3. alcím, 7. jogcímcsoport, 4. jogcím)
88				Külföldön igénybevett Magyarországon nem elérhető egészségügyi szolgáltatások (2. cím, 3. alcím, 7. jogcímcsoport, 5. jogcím)
89				Kifizetőhelyeket megillető költségtérítés (2. cím, 4. alcím, 4. jogcímcsoport, 1. jogcím)
90				Postaköltség (2. cím, 4. alcím, 4. jogcímcsoport, 2. jogcím)
91				Egyéb kiadások (2. cím, 4. alcím, 4. jogcímcsoport, 3. jogcím)
92				Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése (2. cím, 4. alcím, 4. jogcímcsoport, 5. jogcím)
93				Vagyongazdálkodás (3. cím)
94		2.	Az előirányzat a Kormány jóváhagyásával túlléphető:	
95			VIII. ÜGYÉSZSÉG fejezetben	
96				Jogerősen megállapított kártérítések célelőirányzata (3. cím, 4. alcím)
97			XI. MINISZTERELNÖKSÉG fejezetben	
98				Fővárosi és megyei kormányhivatalok peres ügyei (30. cím, 5. alcím)
99			XII. AGRÁRMINISZTÉRIUM fejezetben	
100				Peres ügyek (20. cím, 13. alcím)
101			XIII. HONVÉDELMI MINISZTÉRIUM fejezetben	
102				NATO és EU felajánlás alapján kialakításra kerülő készenléti alegységek alkalmazásának kiadásai (NRF, Battle Group, DCM és NFIU) (8. cím, 2. alcím, 1. jogcímcsoport)
103			XIV. BELÜGYMINISZTÉRIUM fejezetben	
104				Víz-, környezeti és természeti katasztrófa kárelhárítás (20. cím, 1. alcím, 50. jogcímcsoport)
105				Tömeges bevándorlás kezeléséhez kapcsolódó kiadások (20. cím, 21. alcím)
106				A terrorellenes intézkedések megvalósításához kapcsolódó kiadások (20. cím, 22. alcím)
107			XV. PÉNZÜGYMINISZTÉRIUM fejezetben	
108				Nagyvállalati beruházási támogatások (25. cím, 5. alcím, 7. jogcímcsoport)

	A	B	C	D
109				XVII. INNOVÁCIÓS ÉS TECHNOLÓGIAI MINISZTÉRIUM fejezetben
110				Szakképzési Centrumok által ellátott felnőttoktatási tevékenység finanszírozása (20. cím, 65. alcím, 1. jogcímcsoport)
111				XVIII. KÜLGAZDASÁGI ÉS KÜLÜGYMINISZTÉRIUM fejezetben
112				Beruházás ösztönzési célelőirányzat (7. cím, 1. alcím, 1. jogcímcsoport)
113				Kötött segélyhitelezés (7. cím, 1. alcím, 2. jogcímcsoport)
114				Peres ügyek (7. cím, 5. alcím)
115				Eximbank Zrt. kamatkiegyenlítése (8. cím, 1. alcím, 1. jogcímcsoport, 1. jogcím)
116				XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben
117				Köznevelési célú humánszolgáltatás és működési támogatás (20. cím, 2. alcím, 3. jogcímcsoport)
118				Hit- és erkölcstanoktatás és tankönyvtámogatás (20. cím, 2. alcím, 4. jogcímcsoport)
119				Peres ügyek (20. cím, 5. alcím, 4. jogcímcsoport)
120				Szociális célú nem állami humánszolgáltatások támogatása (20. cím, 19. alcím, 1. jogcímcsoport)
121				XXII. MINISZTERELNÖKI KORMÁNYIRODA fejezetben
122				Autópálya rendelkezésre állási díj (19. cím, 1. alcím, 3. jogcímcsoport)
123				LXIII. NEMZETI FOGLALKOZTATÁSI ALAP fejezetben
124				Start-munkaprogram (8. cím)
125	3.			Ha az európai uniós tagsághoz kapcsolódó támogatások felhasználása érdekében illetve e támogatások folyósításának elmaradása esetén életbe lépő átcsoportosítási szabályokra vonatkozó rendelkezésekben foglalt lehetőségek kimerültek, az együttes eredeti támogatási előirányzat 30%-ával, e fölött a Kormány döntése alapján túlléphető:
126				XII. AGRÁRMINISZTÉRIUM fejezetben
127				Méhészeti Nemzeti Program (20. cím, 20. alcím, 1. jogcímcsoport, 1. jogcím)
128				Egyes speciális szövetkezések (TÉSZ) támogatása (20. cím, 20. alcím, 1. jogcímcsoport, 3. jogcím)
129				Egyes állatbetegségek megelőzésének és felszámolásának támogatása (20. cím, 20. alcím, 1. jogcímcsoport, 4. jogcím)
130				Iskolagyümölcs program (20. cím, 20. alcím, 1. jogcímcsoport, 5. jogcím)
131				XIV. BELÜGYMINISZTÉRIUM fejezetben
132				Belügyi Alapok (20. cím, 25. alcím, 4. jogcímcsoport)
133				XV. PÉNZÜGYMINISZTÉRIUM fejezetben
134				Európai Területi Együttműködés (2014-2020) (25. cím, 20. alcím, 2. jogcímcsoport)
135				XIX. UNIÓS FEJLESZTÉSEK fejezetben
136				Egyéb uniós előirányzatok (2. cím, 6. alcím)
137				2014-2020 közötti kohéziós politikai operatív programok (2. cím, 9. alcím)
138				Európai Területi Együttműködés (2014-2020) (2. cím, 10. alcím)
139				Vidékfejlesztési Program (2. cím, 12. alcím, 1. jogcímcsoport)
140				Magyar Halgazdálkodási Operatív Program (2. cím, 12. alcím, 2. jogcímcsoport)
141				Európai Hálózatfinanszírozási Eszköz (CEF) projektek (2. cím, 13. alcím, 1. jogcímcsoport)
142	4.			A pénzügyi tranzakciós illeték megfizetéséhez kapcsolódóan az államháztartásért felelős miniszter engedélyével túlléphető a Dologi kiadások kiemelt előirányzat:
143				XV. PÉNZÜGYMINISZTÉRIUM fejezetben
144				Magyar Államkincstár (8. cím)
145	5.			A gyógyszertári tulajdoni hányad állami elővásárlásával összefüggésben az egészségbiztosításért felelős miniszter engedélyével, az államháztartásért felelős miniszter egyetértése mellett túlléphető:
146				XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben
147				Gyógyszertári tulajdoni hányad állami elővásárlás kiadása (21. cím, 3. alcím)
148	6.			A nyugdíjszerű ellátásban részesülő személyek évközi ellátás-emelése végrehajtásával összefüggésben tételes elszámolás alapján a szociál- és nyugdíjpolitikáért felelős miniszter engedélyével túlléphető:
149				XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben
150				Folyósított ellátások utáni térítés (21. cím, 1. alcím, 4. jogcímcsoport, 4. jogcím)

5. melléklet a 2019. évi LXXI. törvényhez

Uniós kötelezettségvállalási keretelőirányzatok

Megnevezés	Indikatív forráskeret a 2014-2020-as időszakban adatok euróban
Gazdaságfejlesztés és Innovációs Operatív Program	7 733 969 530
Versenyképes Közép-Magyarország Operatív Program	463 703 439
Terület- és Településfejlesztési Operatív Program	3 389 963 001
Intelligens Közlekedésfejlesztési Operatív Program	3 331 808 225
Környezeti és Energiahatékonysági Operatív Program	3 217 105 883
Emberi Erőforrás Fejlesztési Operatív Program	2 612 789 000
Közigazgatás- és Közszolgáltatás Fejlesztési Operatív Program	794 773 905
Rászoruló Személyeket Támogató Operatív Program	93 882 921
Vidékfejlesztési Program	3 430 664 493
Magyar Halgazdálkodási Operatív Program	39 096 293
Operatív Programok összesen	**25 107 756 690**

Belső Biztonsági Alap	75 827 831
Menekültügyi, Migrációs és Integrációs Alap	34 455 028
Belügyi Alapok összesen	**110 282 859**

Megnevezés	Indikatív forráskeret adatok
Európai Gazdasági Térség Finanszírozási Mechanizmus, Norvég Finanszírozási Mechanizmus 2014-2021 (€)	212 142 765
Svájci – Magyar Együttműködési Program II (CHF)	87 620 000

A kötelezettségvállalások megtételéhez a törvényben rögzített forint/euró árfolyam az irányadó.

6. melléklet a 2019. évi LXXI. törvényhez

A közalkalmazotti fizetési osztályok első fizetési fokozata szerinti garantált illetmények havi összege forintban, valamint a fizetési fokozatokhoz tartozó legkisebb szorzószámok 2020. évben

Fizetési fokozatok	Fizetési osztályok									
	A	B	C	D	E	F	G	H	I	J
1.	69 000	77 000	78 000	79 000	89 000	122 000	127 000	129 500	142 000	154 500
2.	1,0175	1,0175	1,0200	1,0250	1,0275	1,0350	1,0350	1,0500	1,0450	1,0600
3.	1,0350	1,0350	1,0400	1,0500	1,0550	1,0725	1,0725	1,1000	1,1025	1,1350
4.	1,0525	1,0525	1,0650	1,0750	1,0900	1,1100	1,1100	1,1500	1,1675	1,2100
5.	1,0700	1,0700	1,0900	1,1000	1,1250	1,1475	1,1475	1,2000	1,2425	1,2850
6.	1,0875	1,0875	1,1125	1,1250	1,1600	1,1850	1,1850	1,2600	1,3175	1,3600
7.	1,1075	1,1075	1,1375	1,1525	1,1975	1,2225	1,2225	1,3350	1,3925	1,4200
8.	1,1275	1,1400	1,1625	1,1875	1,2350	1,2650	1,2725	1,4100	1,4675	1,4825
9.	1,1500	1,1725	1,1950	1,2250	1,2725	1,3075	1,3325	1,4850	1,5275	1,5450
10.	1,1725	1,2075	1,2300	1,2625	1,3100	1,3675	1,3950	1,5600	1,5875	1,6075
11.	1,1950	1,2425	1,2675	1,3000	1,3475	1,4275	1,4575	1,6250	1,6475	1,6700
12.	1,2175	1,2775	1,3050	1,3375	1,3775	1,4875	1,5200	1,6900	1,7075	1,7325
13.	1,2400	1,3125	1,3425	1,3750	1,4075	1,5475	1,5825	1,7550	1,7775	1,8025
14.	1,2625	1,3500	1,3800	1,4125	1,4425	1,6075	1,6450	1,8200	1,8475	1,8725
15.	1,2850	1,3875	1,4175	1,4500	1,4775	1,6675	1,7075	1,8850	1,9175	1,9425
16.	1,3075	1,4250	1,4550	1,4875	1,5125	1,7275	1,7700	1,9500	1,9875	2,0125
17.	1,3300	1,4625	1,4925	1,5250	1,5475	1,7875	1,8325	2,0150	2,0575	2,0825

7. melléklet a 2019. évi LXXI. törvényhez

Az egyházi jogi személyek, a nemzetiségi önkormányzatok és a magán köznevelési intézmények fenntartói köznevelési feladatainak és a bevett egyházak és annak belső egyházi jogi személye hit- és erkölcstanoktatás után járó támogatása

I. A PEDAGÓGUS-MUNKAKÖRBEN ÉS A NEVELŐ ÉS OKTATÓ MUNKÁT KÖZVETLENÜL SEGÍTŐ MUNKAKÖRBEN FOGLALKOZTATOTTAK UTÁN JÁRÓ ÁTLAGBÉRALAPÚ TÁMOGATÁS

1. Az átlagbéralapú támogatás alapja

a) A 40. § (1) bekezdés *a)* pontjában meghatározott átlagbéralapú támogatás alapja – az óvoda kivételével – az állam által fenntartott általános iskolában, középfokú iskolában, alapfokú művészeti iskolában (a továbbiakban együtt: iskola), kollégiumban, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási, valamint pedagógiai szakszolgálati intézményben pedagógus-munkakörben, valamint nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak után kifizetett személyi juttatás és járulék.

b) A 40. § (3) bekezdés *a)* pontjában meghatározott átlagbéralapú támogatás alapja – az óvoda kivételével – az állam által fenntartott iskolában, kollégiumban, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményben pedagógus-munkakörben foglalkoztatottak után kifizetett személyi juttatás és járulék.

2. Az átlagbéralapú támogatás megállapítása

2.1. Óvodában az átlagbéralapú támogatást, beleértve a minősítéssel összefüggő többlettámogatást is a 2. melléklet II. pont 1. és 4-5. alpontja szerint kell megállapítani. Ha az óvoda a fenntartó engedélye alapján hat óránál rövidebb napi nyitvatartási idővel működik, a fenntartásához a központi költségvetésből támogatás nem igényelhető.

2.2. Az iskolában, kollégiumban, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási, valamint pedagógiai szakszolgálati intézményben az átlagbéralapú támogatást

a) a pedagógus-munkakörben foglalkoztatottak után az 1. pont *a)* alpontban meghatározott állami intézmények pedagógus-munkakörben foglalkoztatottjainak és az állam által fenntartott iskolával, kollégiummal, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézménnyel a nevelési évben vagy a tanévben október 1-jén jogviszonyban álló gyermekek, tanulók létszáma, valamint a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók átlaglétszáma alapján egy tizedesre kerekített finanszírozott pedagóguslétszám szerint a 4-6. alpontok,

b) a nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak – a pedagógiai szakszolgálati intézmény kivételével – a ténylegesen foglalkoztatottak, teljes munkaidőre átszámított létszáma, de legfeljebb a jogszabályban meghatározott elismerhető létszáma alapján, figyelemmel az *a)* pont szerinti gyermek és tanulólétszámra a 4. alpont, az 5. alpont *a)- c), e)* pontjai

szerint kell megállapítani.

Az egy főre jutó átlagbér az iskolatípusra, kollégiumra, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményre, pedagógiai szakszolgálati intézményre számított, az állami intézményfenntartók által fenntartott intézményekben intézménytípusonként pedagógus-munkakörben, valamint nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak éves személyi juttatása és járulékai együttes összegének és az előbbinek megfelelő létszámhányadosa. A pedagógiai szakszolgálati intézményben nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak finanszírozott létszáma fenntartói szinten nem haladhatja meg a pedagógiai szakszolgálati intézményben a pedagógus-munkakörre megállapított finanszírozott létszám 8%-át.

3. A Magyarország területén külföldi állam vagy nemzetközi szervezet oktatási programja szerint az oktatásért felelős miniszter engedélye alapján működő nevelési-oktatási intézmény Magyarországon nyilvántartásba vett fenntartója az ilyen intézmény által pedagógus-munkakörben foglalkoztatott személy után átlagbéralapú támogatásra akkor jogosult, ha

a) a pedagógus szakképzettsége vagy szakképesítése megfelel az Nkt.-ban meghatározott képesítési előírásoknak,

b) a külföldi óvoda, a nemzetközi óvoda pedagógiai programja megfelel az Óvodai nevelés országos alapprogramjának, a külföldi iskola, a nemzetközi iskola pedagógiai programja tartalmi szempontból igazodik a Nemzeti alaptantervhez.

4. Az iskolában, a kollégiumban, a gyógypedagógiai, a konduktív pedagógiai nevelési-oktatási, valamint a pedagógiai szakszolgálati intézményben a pedagógusok, valamint a nevelő és oktató munkát közvetlenül segítők átlagbére és közterhei elismert együttes összegének meghatározása

a) A pedagógusok és a pedagógus szakképzettséggel vagy szakképesítéssel rendelkező nevelő és oktató munkát közvetlenül segítők átlagbérének és közterheinek elismert összege

　aa) általános iskolában　4 455 000 forint/számított létszám/év,

　ab) gimnáziumban, szakgimnáziumban (szakképzési és nem szakképzési évfolyamon egyaránt), művészeti szakgimnáziumban, szakközépiskolában – beleértve a Köznevelési és Szakképzési Hídprogramot és az érettségire való felkészítő évfolyamokat is –, szakiskolában és készségfejlesztő iskolában, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményben és köznevelési intézményben működő utazó gyógypedagógusi, utazó konduktori hálózat esetén 4 638 000 forint/számított létszám/év,

　ac) alapfokú művészeti iskolában főtárgy szerinti egyéni és csoportos foglalkozás keretében való részvétel esetében　4 356 000 forint/számított létszám/év,

　ad) kollégiumban 4 459 000 forint/számított létszám/év,

　ae) pedagógiai szakszolgálati intézményben　4 311 000 forint/számított létszám/év,

b) Az iskolában, a kollégiumban, a gyógypedagógiai, a konduktív pedagógiai nevelési-oktatási, valamint a pedagógiai szakszolgálati intézményben a pedagógus szakképzettséggel vagy szakképesítéssel nem rendelkező nevelő és oktató munkát

közvetlenül segítők átlagbérének és közterheinek elismert összege 3 000 000 forint/számított létszám/év.

c) Az Nkt. 2. § (3) bekezdés *b)* pont *bd)* alpontja szerinti fenntartók köznevelési feladatot ellátó intézményeiben foglalkoztatott pedagógusok, valamint a nevelő és oktató munkát közvetlenül segítők átlagbére és közterhei elismert összege az *a)-b) és d)* pontban, valamint a 2. pont 2.1. alpontban meghatározottak 30%-a a köznevelést alapfeladatként végző, a társasági adóról és az osztalékadóról szóló 1996. évi LXXXI. törvény hatálya alá tartozó gazdasági társaság – ide nem értve a nonprofit gazdasági társaságot –, továbbá a személyi jövedelemadóról szóló 1995. évi CXVII. törvény hatálya alá tartozó vállalkozó esetén.

d) Az iskolában, a kollégiumban, a gyógypedagógiai, a konduktív pedagógiai nevelési-oktatási, valamint a pedagógiai szakszolgálati intézményben az Nkt. 64. §-a szerinti előmeneteli rendszer keretén belül lebonyolított minősítési eljárás során 2020. január 1-jei hatállyal Pedagógus II., Mesterpedagógus vagy Kutatótanár fokozatú besorolással rendelkező pedagógusok, valamint Pedagógus II. fokozatba átsorolt pedagógus, és pedagógus szakképzettséggel rendelkező nevelő és oktató munkát közvetlenül segítők esetén a bérnövekmény és közterheinek elismert összege

– Pedagógus I. fokozatból Pedagógus II. fokozatba lépés és

= középfokú vagy alapfokozatú végzettség esetén 392 000 forint/fő/év,
= mesterfokozatú végzettség esetén 430 000 forint/fő/év,

– Mesterpedagógus, vagy Kutatótanár fokozatba lépés és

= középfokú vagy alapfokozatú végzettség esetén 1 432 000 forint/fő/év,
= mesterfokozatú végzettség esetén 1 576 000 forint/fő/év.

A támogatás a 2020. január 1-je és 2020. december 31-e között ténylegesen foglalkoztatott pedagógusok és a nevelő és oktató munkát közvetlenül segítők teljes munkaidőre átszámított, egy tizedesre kerekített éves átlaglétszáma alapján illeti meg a fenntartót a következők szerint

da) A teljes összeg illeti meg a fenntartót azon pedagógusok után, akik a minősítést 2018. december 31-éig szerezték meg.

db) Az összeg 11 havi időarányos része illeti meg 2020. február hónaptól a fenntartót azon pedagógusok után, akik a minősítést a 2019. évben szerezték meg.

e) A köznevelési Kjtvhr. 16. § (6) bekezdése alapján nemzetiségi pótlékban részesülő pedagógusok nemzetiségi pótléknövekményének és közterheinek elismert összege 811 600 forint/fő/év. A támogatás a 2020. évben ténylegesen foglalkoztatott és nemzetiségi pótlékban részesülő pedagógusok átlagos száma alapján illeti meg a fenntartót.

5. A finanszírozott pedagóguslétszám és a nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak létszámának megállapításához szükséges – az óvoda kivételével – a nevelési-oktatási intézménybe járó, valamint a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók létszámának meghatározása

a) A tanulólétszám meghatározásánál a nappali rendszerű iskolai oktatásban vagy a nappali oktatás munkarendje (a továbbiakban: nappali oktatás) szerint oktatott tanulót, továbbá a fejlesztő nevelésben-oktatásban részt vevő tanulót egy tanulóként, az esti oktatás munkarendje szerint tanulók számát kettővel, a levelező oktatás munkarendje

szerint tanulók számát öttel elosztva, a kollégiumban ellátott – nappali oktatásban részt vevő – tanulót egy tanulóként kell figyelembe venni.

b) A pedagógiai szakszolgálati intézményben az ellátott gyermekek, tanulók létszámát az ellátott gyermekek, tanulók egy évre számított havonkénti átlaglétszámának éves összesített, tízzel elosztott becsült létszáma alapján kell meghatározni. A heti ellátotti létszám megállapításánál egy gyermek, tanuló csak egyszer vehető figyelembe tekintet nélkül arra, hogy a hét egy vagy több napján, egyéni vagy csoportos foglalkozás keretében biztosították számára a jogszabályban megállapított szakmai követelményeknek megfelelő ellátást. Új pedagógiai szakszolgálati intézmény esetén átlaglétszámként a becsült létszámot kell alapul venni.

c) Az alapfokú művészetoktatásban azt a tanulót lehet egy főként figyelembe venni, akinek a számára egy tanszak vonatkozásában legalább heti négy tanóra kerül megszervezésre. Azokat a tanulókat, akik számára heti kettő vagy három tanóra kerül megszervezésre, kettővel elosztva lehet figyelembe venni, más esetben a tanuló nem vehető figyelembe.

d) Az alapfokú művészetoktatás kivételével nappali oktatás szerint oktatott enyhe értelmi fogyatékos, beszédfogyatékos vagy pszichés fejlődési zavarral küzdő sajátos nevelési igényű tanulót két főként, a mozgásszervi, érzékszervi, középsúlyos értelmi fogyatékos, autizmus spektrumzavarral küzdő vagy halmozottan fogyatékos tanulót három főként kell számításba venni, ha a nevelésük, oktatásuk a többi tanulóval együtt történik. Ha az óvodában, a nappali rendszerű iskolai oktatásban a sajátos nevelési igényű gyermek, tanuló számára az egészségügyi, pedagógiai célú habilitációs, rehabilitációs foglalkoztatást nem saját alkalmazottjával (vagy óraadó pedagógussal), hanem utazó gyógypedagógusi, utazó konduktori hálózat igénybevételével láttatja el az intézmény, az integráltan oktatott sajátos nevelési igényű gyermek, tanuló csak egy főként vehető figyelembe.

e) A gyermek- és tanulólétszám meghatározása feladatellátási helyenként egy tizedesre kerekítve történik.

6. A finanszírozott pedagóguslétszám meghatározása

A finanszírozott pedagóguslétszám meghatározásához az állam által fenntartott intézmény pedagógus-munkakörben foglalkoztatottjainak és az általa fenntartott iskolába, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézménybe felvett gyermekeknek, tanulóknak, továbbá kollégiumban elhelyezett tanulóknak, valamint a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók heti átlaglétszámának aránya köznevelési intézménytípusonként:

a) általános iskolában 11,8 fő tanulónként 1 fő pedagógus,

b) gimnáziumban – beleértve a hat és nyolc évfolyammal működő gimnáziumokat is – 12,5 fő tanulónként 1 fő pedagógus,

c) szakközépiskolában – beleértve a Köznevelési és Szakképzési Hídprogramot és az érettségire való felkészítő évfolyamokat is – 12 fő tanulónként 1 fő pedagógus,

d) szakgimnáziumban, nem szakképzési évfolyamon 12,4 fő tanulónként 1 fő pedagógus,

e) szakgimnáziumban, szakképzési évfolyamon 13,7 fő tanulónként 1 fő pedagógus,

f) alapfokú művészeti iskolában főtárgy szerinti egyéni foglalkozás keretében való részvétel esetében 19,9 fő tanulónként 1 fő pedagógus,

g) alapfokú művészeti iskolában főtárgy szerinti csoportos foglalkozás keretében való részvétel esetében 78,8 fő tanulónként 1 fő pedagógus,

h) művészeti szakgimnáziumban

    ha) párhuzamos oktatásban részt vevő 6 fő tanulónként 1 fő pedagógus,

    hb) szakképzési évfolyamon az Nkt. 27. § (9) bekezdése szerinti egyéni foglalkozás keretében részt vevő 3,5 fő tanulóként 1 pedagógus,

    hc) szakképzési évfolyamon legalább 4 főből álló csoportos foglalkozás keretében részt vevő 8,5 fő tanulóként 1 fő pedagógus,

i) kollégiumban 18,5 fő tanulónként 1 fő pedagógus,

j) pedagógiai szakszolgálati intézményben

    ja) logopédiai ellátás esetén 50,0 fő gyermek-, tanulólétszám alatt 1 fő pedagógus, további 50,0 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

    jb) nevelési tanácsadás esetén 87,0 fő gyermek-, tanulólétszám alatt 1 fő pedagógus, további 87,0 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

    jc) gyógytestnevelés esetén 50,0 fő gyermek-, tanulólétszám alatt 1 fő pedagógus, további 50,0 gyermek/tanulólétszám esetén további 1-1 fő pedagógus,

    jd) gyógypedagógiai tanácsadás, korai fejlesztés és gondozás együtt:

	A	B
1.	Gyermek-, illetve tanulólétszám (fő)	Pedagóguslétszám (fő)
2.	1,0-1,9	1
3.	2,0-10,9	2
4.	11,0-20,9	4
5.	21,0-50,9	5
6.	51-200,9	további 10 gyermek/tanulólétszám esetén további 1-1 fő pedagógus
7.	200,9 felett	21

je) továbbtanulási, pályaválasztási tanácsadás, konduktív pedagógiai ellátás, iskolapszichológiai, óvodapszichológiai ellátás, kiemelten tehetséges gyermekek, tanulók gondozása együtt:

	A	B
1.	Gyermek-, illetve tanulólétszám (fő)	Pedagóguslétszám (fő)
2.	1,0-100,9	2
3.	101,0-500,9	5
4.	501,0-1000,9	7
5.	1001,0-2000,9	9
6.	2000,9 felett	12

k) gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézmény

    ka) óvodája esetében 4 fő gyermekenként 1 fő pedagógus,

    kb) általános iskolája esetében 3,7 fő tanulónként 1 fő pedagógus,

    kc) középiskolája esetében 6,2 fő tanulónként 1 fő pedagógus,

    kd) szakiskolája esetében 6 fő tanulónként 1 fő pedagógus, készségfejlesztő szakiskolája esetében 4 fő tanulónként 1 fő pedagógus,

    ke) kollégiuma esetében 7,8 fő tanulónként 1 fő pedagógus,

l) fejlesztő nevelést-oktatást végző gyógypedagógiai, konduktív pedagógiai intézményben 3 fő tanulónként 1 fő pedagógus,

m) a kiegészítő nemzetiségi nevelés-oktatásban 21 fő tanulónként 1 fő pedagógus,

n) utazó gyógypedagógusi hálózat igénybevétele esetén a sajátos nevelési igényű gyermekek, tanulók egészségügyi, pedagógiai célú habilitációs, rehabilitációs foglalkoztatásának megtartására 39 ellátott gyermek- és tanulólétszám esetén 1 fő pedagógus

után igényelhető az átlagbéralapú támogatás.

Ha az *a)-e)* és *i)* pont szerinti köznevelési intézmény ellát nemzetiségi nevelési-oktatási feladatot, akkor a nemzetiségi nevelésben, oktatásban részt vevő tanulók tekintetében 8 fő tanulóként 1 fő pedagógust kell figyelembe venni.

A pedagóguslétszám meghatározása fenntartónként, a nevelési évi, tanévi október 1-jei gyermek-, illetve tanulólétszám (a költségvetési éven belül 8 és 4 havi létszám) alapján egy tizedesre történik.

II. A NEMZETISÉGI ÖNKORMÁNYZAT, A BEVETT EGYHÁZAK ÉS ANNAK BELSŐ EGYHÁZI JOGI SZEMÉLYE ÁLTAL FENNTARTOTT KÖZNEVELÉSI INTÉZMÉNYEK MŰKÖDÉSÉNEK TÁMOGATÁSA

1. A 40. § (1) bekezdés *b)* pontjában meghatározott támogatás fajlagos összege: 200 000 forint/gyermek, tanuló/év.

2. A gyermek-, illetve tanulólétszám meghatározásánál

a) óvoda esetén, ha az óvoda napi nyitvatartási ideje eléri, illetve meghaladja a nyolc órát, a gyermeket egy főként, ha nem éri el a nyolc órát, de eléri a hat órát, a gyermekek létszámát kettővel elosztva,

b) kollégium és iskola esetén – az alapfokú művészetoktatás és a szakképző iskola kivételével – az I. pont 5. alpont *a)* pontban leírtak szerint,

c) pedagógiai szakszolgálati ellátás esetén a gyógypedagógiai tanácsadás, korai fejlesztés és gondozásban részt vevőket az I. pont 5. alpont *b)* pontban leírtak szerint,

d) az integráltan oktatott sajátos nevelési igényű gyermeket, tanulót – a szakképző iskola kivételével – a nappali oktatásban egy főként,

kell figyelembe venni.

3. Az alapfokú művészetoktatásban részt vevő tanulót az átlagbéralapú támogatásnál számított tanulólétszámot öttel elosztva kell figyelembe venni.

4. A nemzetiségi önkormányzat az 1. pont szerinti működési támogatás szempontjából az általa fenntartott óvoda, kollégium és iskola – az alapfokú művészetoktatás kivételével – esetén kizárólag a nemzetiségi nevelésben, oktatásban vagy kiegészítő nemzetiségi oktatásban részt vevő gyermekeket, tanulókat veheti figyelembe. A nemzetiségi önkormányzat által fenntartott óvodában nem nemzetiségi nevelésben részt vevő gyermekek után a fenntartót a 2. melléklet II. pont 2. alpontja szerinti támogatás illeti meg. A nemzetiségi önkormányzat által fenntartott iskolában alapfokú művészetoktatásban részt vevő tanulók után e támogatásra a fenntartó akkor jogosult, ha az általa fenntartott alapfokú művészeti iskolában a nemzetiségi nevelés-oktatás megfelel az alapfokú művészetoktatásról szóló jogszabály nemzetiségi nevelést-oktatást szabályozó előírásainak.

5. A szakképző iskola tanulóját – figyelemmel a 2. alpont d) pontban leírtakra –az átlagbéralapú támogatáshoz számított létszámmal kell figyelembe venni.

6. Ha az iskola büntetés-végrehajtási intézményben vagy javítóintézetben működik, a tanulók után e támogatásra a fenntartó nem jogosult.

7. A működési támogatás megállapításakor a nevelési-oktatási intézmény esetében a nevelési évi, tanévi október 1-jei gyermek-, illetve tanulólétszámot (a költségvetési éven belül 8 és 4 havi létszám) egy tizedesre kerekítve kell kiszámítani.

III. A BEVETT EGYHÁZ ÉS ANNAK BELSŐ EGYHÁZI JOGI SZEMÉLYE ÁLTAL AZ ÁLLAMI ISKOLÁBAN SZERVEZETT HIT- ÉS ERKÖLCSTANOKTATÁSHOZ KAPCSOLÓDÓ TÁMOGATÁS

1. A 40. § (1) bekezdés *c)* pont ca) alpontjában meghatározott tankönyvtámogatást a bevett egyház és annak belső egyházi jogi személye a hit- és erkölcstanoktatásban részt vevő tanulók után veheti igénybe, ha ahhoz olyan tankönyvet alkalmaz, amely a hivatalos tankönyvjegyzéken szerepel.

2. A tankönyvtámogatás fajlagos összege

   a) az 1-4. évfolyamon 980 forint/tanuló,
   b) az 5-8. évfolyamon 1 270 forint/tanuló,

c) a hat évfolyammal működő gimnáziumokban a 7-8. évfolyamon 1 580 forint/tanuló.

A támogatást az oktatásért felelős miniszter utalványozása alapján 2020. augusztus 25-éig folyósítja a kincstár.

3. A 40. § (1) bekezdés *c)* pont *cb)* alpontjában meghatározott támogatás szempontjából elismert számított pedagóguslétszámot egy tizedesre kerekítve kell megállapítani a hit- és erkölcstanoktatásban részt vevő tanulók 8 fős csoportja után heti 24 teljesített tanórával számolva. A tanulók számának meghatározása a tanévi október 1-jei tanulólétszámok (a költségvetési éven belül 8 és 4 havi létszám) alapján történik.

4. A támogatás összege 343 000 forint/hónap, amely a főiskolai végzettségű Pedagógus I. kategóriába sorolt pedagógus bruttó átlagbérének és járulékának megfelelő összeg.

5. A támogatások kizárólag e pontban meghatározott feladatokra használhatók fel.

IV. AZ INTÉZMÉNYI GYERMEKÉTKEZTETÉSI TÁMOGATÁS ÉS A KIEGÉSZÍTŐ GYERMEKÉTKEZTETÉSI TÁMOGATÁS AZ ÓVODAI ELLÁTÁSBAN RÉSZESÜLŐ GYERMEKEK INGYENES ÉTKEZTETÉSÉHEZ

1. A nevelési-oktatási intézmény fenntartóját kötött felhasználású támogatás illeti meg a 2. melléklet III. 5. pont *a)* alpont alapján.

2. A fenntartót további kiegészítő támogatás illeti meg az óvodai ellátásban részesülő, a Gyvt. 21/B. § (1) bekezdés szerint a gyermekétkeztetést ingyenesen igénybe vevő gyermekek után.

A kiegészítő támogatás fajlagos összege 28 400 forint/fő/év.

V. KIEGÉSZÍTŐ SZABÁLYOK

1. Az átlagbéralapú támogatás a személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulék és szociális hozzájárulási adó kifizetéséhez, a dologi kiadások, az ellátottak pénzbeli juttatásai és egyéb működési célú kiadások, valamint felújítási kiadások finanszírozására használható fel a felújítási hitel felvétele és törlesztése kivételével. Az átlagbéralapú támogatás azon megbízási jogviszonyban foglalkoztatott pedagógus végzettségű személyek, valamint nevelő és oktató munkát közvetlenül segítő alkalmazottak megbízási díjára használható fel – az Nkt. 22. § (2) bekezdésében, szakképző iskolák esetében a szakképzésről szóló 2011. évi CLXXXVII. törvény (a továbbiakban: szakképzésről szóló törvény) 30. § (4) bekezdésében meghatározott alkalmazotti arány mértékéig –, akik megfelelnek a nemzeti köznevelésről szóló törvény végrehajtásáról szóló 229/2012. (VIII. 28.) Korm. rendelet 37/B. § (2) bekezdés *a)* pont *ad)* alpontjában leírt feltételeknek.

2. A fenntartó – a III. pont 4. alpont szerinti támogatás kivételével – az átlagbéralapú támogatásokat – azok folyósítását követő 15 napon belül – az általa fenntartott nevelési-oktatási, pedagógiai szakszolgálati intézménynek átadja úgy, hogy az általa fenntartott valamennyi nevelési-oktatási-, pedagógiai szakszolgálati intézmény folyamatos működését biztosítsa. Az átadási kötelezettséget csökkenti a nevelési-oktatási, valamint pedagógiai szakszolgálati intézménynek már megelőlegezett, átadott összeg.

3. A támogatásokat, a működési támogatás kivételével, 2021. január 31-éig kell felhasználni. A fel nem használt – pénzügyileg nem teljesült – vagy nem jogszerű

kifizetésre fordított összeget, vissza kell fizetni. A nemzetiségi önkormányzat és a bevett egyház és annak belső egyházi jogi személye a II. pont szerinti működési támogatást köteles elkülönítetten nyilvántartani és a támogatás teljes összegét a köznevelési feladatot ellátó intézményei, illetve azok köznevelési feladatainak támogatására fordítani.

4. Az átlagbéralapú támogatás és a működési támogatás az iskolai rendszerű szakképzésben részt vevő tanulók után tanévenként a tanuló szakképző iskolai képzőhelyen – közismereti, szakmai elméleti és szakmai gyakorlati képzésben – töltött kötelező óraszáma alapján számított létszám alapján igényelhető. A szakmai gyakorlati képzésben tanulószerződés alapján részt vevő tanulók a közismereti és a szakmai elméleti oktatás kötelező óraszámának arányában vehetők figyelembe. A számított létszám meghatározásához alkalmazott arányok megállapítása során a tanévre figyelembe vett tanulói összes kötelező óraszámba be kell számítani az összefüggő szakmai gyakorlat időtartamát is. Ha az előbbiek szerint számítható létszám nem egész szám, a fenntartónként összesített mutatószám meghatározásánál a kerekítés általános szabályait kell alkalmazni.

5. Ha a szakmai gyakorlati képzést együttműködési megállapodás alapján részben vagy egészben folytató szervezet nem szakképzési hozzájárulásra kötelezett, a szakképző iskola fenntartója a gyakorlati képzés együttműködési megállapodás alapján járó időarányos részére az iskolai tanműhelyben folyó gyakorlati képzés finanszírozási feltételei szerint jogosult támogatásra.

6. A támogatások igénybevétele és elszámolása az október 1-jei köznevelési statisztikai adatokra és az azt megalapozó tanügyi okmányokra, vagy a támogatást megalapozó egyéb okmányokra, analitikus nyilvántartásokra épül. Az igénylésnél és annak elbírálása során figyelembe kell venni az Nkt., a szakképzésről szóló törvény, valamint ezek végrehajtási rendeleteiben foglalt előírásokat. Nem korlátozzák az igénybevételt az Nkt.-nak a maximális csoport- vagy osztálylétszám betartására vonatkozó követelményei.

7. A támogatás igénylésénél a gyermek, tanuló akkor vehető figyelembe sajátos nevelési igényű gyermekként, tanulóként, ha a köznevelési intézmény jogerős működési engedélye meghatározza az Nkt. 4. § 25. pontja szerinti fogyatékosság típusát is, és a szakvélemény szerint kerül sor a gyermek, tanuló nevelésére, oktatására. Továbbá október 1-jén jogviszonyban álló gyermek, tanuló közül figyelembe vehető az a sajátos nevelési igényű gyermek, tanuló is, akiről a tárgyévet megelőző évben október 1-je és december 31-e között került kiállításra a szakvélemény, és az e pontban foglalt további feltételek megvalósulnak.

8. Nem igényelhető támogatás olyan gyermek, tanuló után, aki

a) tandíjfizetésre kötelezett,

b) szülői vagy saját kérésre magántanuló,

c) a felnőttoktatásban más sajátos munkarend szerint tanul,

d) a szakképzésről szóló törvény 29. §-a alapján az iskolai rendszerű szakképzésben való ingyenes részvételre nem jogosult,

e) vendégtanulói jogviszonyban áll, kivéve, ha e törvény másképp nem rendelkezik,

f) az óvodai, a tanulói jogviszonyát szünetelteti,

g) externátusi ellátásban részesül az externátusi ellátásra tekintettel,

h) külföldi állampolgár és nem tartozik az Nkt. 92. § (1)-(6) bekezdés hatálya alá.

9. Gyógypedagógiai nevelési-oktatási intézmény óvodája esetén nem igényelhető támogatás olyan gyermek után, akinek a jegyző vagy a fenntartó felmentést adott a kötelező óvodai nevelésben való részvétel alól.

10. A gyermek, tanuló akkor vehető figyelembe a nemzetiségi nevelésben, oktatásban, ha

   a) a nemzetiségi nevelési-oktatási intézmény működési engedélye tartalmazza a nemzetiségi feladatok ellátását, és annak formáját,

   b) az óvoda, iskola a nemzetiségi óvodai nevelést, nemzetiségi iskolai nevelést-oktatást a nemzetiség óvodai nevelésének irányelve és a nemzetiség iskolai oktatásának irányelve kiadásáról szóló 17/2013. (III. 1.) EMMI rendelet (a továbbiakban: nemzetiségi irányelv), továbbá a nemzetiségi nyelv és irodalom, valamint a nemzetiségi népismeret kerettantervei figyelembevételével elkészített pedagógiai program alapján szervezi meg,

   ba) a nemzetiségi óvodai nevelésben és iskolai oktatásban a gyermek szülője, törvényes képviselője (a továbbiakban együtt: szülő) korlátozottan cselekvőképes tanuló esetén a tanulónak és szülőjének a beiratkozáskor írásban benyújtott kérelme, nyilatkozata alapján vesz részt és

   bb) a nemzetiségi nyelvek oktatására fordított heti kötelező tanórák megtartása a nemzetiségi irányelvben foglaltaknak megfelelően történik,

   c) az óvoda, az iskola olyan településen működik, ahol nem jött létre települési és területi nemzetiségi önkormányzat, nincsen nemzetiségi szószóló és a fenntartó beszerezte az országos nemzetiségi önkormányzat nyilatkozatát, amely szerint a nevelési-oktatási intézmény nemzetiségi feladatot lát el.

11. A kiegészítő nemzetiségi oktatás keretében a vendégtanuló akkor vehető figyelembe egy főként, ha

   a) a 10. pontban foglalt feltételek teljesülnek,

   b) vendégtanulóként az oktatását külön osztályban vagy az országos nemzetiségi önkormányzat által fenntartott intézményben szervezik meg és

   c) nappali rendszerű iskolai oktatásban rendelkezik tanulói jogviszonnyal.

A felnőttoktatásban a tanulói jogviszony fennállásakor a tanuló abban a tanévben vehető utoljára figyelembe vendégtanulóként, amelyben tankötelezettsége fennáll vagy életkora alapján nappali rendszerű iskolai oktatásban is részt vehetne. A sajátos munkarendben létesített tanulói jogviszony esetében a tanuló nem vehető figyelembe vendégtanulóként.

12. A nevelési-oktatási és pedagógiai szakszolgálati intézménynek a tanügyi nyilvántartásaival – beleértve a nyilatkozatokat, határozatokat is – kell igazolnia, hogy a gyermeket, tanulót felvette és biztosította részére az előírt szolgáltatások igénybevételét.

13. Ha a tanulónak térítési díjat kell fizetnie, az átlagbéralapú támogatás és a működési támogatás megállapításánál és az arról történő elszámolásnál a tanuló akkor vehető figyelembe, ha az iskola, a kollégium előírta és beszedte azt, függetlenül attól, hogy az adott köznevelési intézmény, valamint fenntartója az állami feladatellátásban részt vesz vagy sem. A térítési díj nem lehet kevesebb, mint a jogszabályban meghatározott alsó határ. Ha a tanuló a térítésidíj-fizetési kötelezettség mellett igénybe vehető oktatást jogszabály rendelkezése alapján ingyenesen veheti igénybe, ezt a tényt fel kell tüntetni a törzslapján, megjelölve a döntés alapjául szolgáló jogszabályt, továbbá nyilván kell tartania a nevelési-oktatási intézménynek az ehhez és egyéb kedvezmények igazolásához szükséges dokumentumokat. Ebben az esetben az átlagbéralapú támogatás

megállapításakor a tanulót figyelembe lehet venni. Az igénylési létszámba nem számítható be az a gyermek, tanuló, akinek a nevelési-oktatási intézmény a jogszabályban meghatározott térítési díj maximális mértékénél magasabb fizetési kötelezettséget ír elő.

14. Ha az alapfokú művészeti iskola nem vesz részt a kötelező feladatellátásban, a tanuló a támogatás megállapításánál akkor vehető figyelembe, ha a szolgáltatás igénybevételét fizetési kötelezettséghez kötötték, azt beszedték, valamint a fizetés mértéke eléri legalább az állami alapfokú művészeti iskolára vonatkozó jogszabályban meghatározott térítési díj összegének alsó határát. Ezen szabályt a 2017/2018. tanévtől felmenő rendszerben kell alkalmazni.

15. Az alapfokú művészetoktatási feladatot ellátó egységes iskola – beleértve a magyar Waldorf-iskolák kerettanterve alapján oktató nevelési-oktatási intézményeket – 1-12. évfolyamos tanulóinak létszámát az alapfokú művészetoktatási támogatás igénybevételéhez a finanszírozott pedagóguslétszám számításakor hárommal elosztva lehet figyelembe venni. A Waldorf-iskolák 13. évfolyamos tanulói után nem igényelhető átlagbéralapú és működési támogatás.

16. Óvoda esetén alkalmazni kell az I. pont 4. alpont *c)* pontjában, I. pont 5. alpont d) pontjában, valamint a Kiegészítő szabályok 1-2., 3., 6-8., 10., 12., 18-20., 22-23. alpontban és a 24. alpont *a)* pontjában foglaltakat.

17. A gyógypedagógiai nevelési-oktatási intézmény óvodája esetén a gyermekek létszámának meghatározásakor az Nkt. 47. § (7) bekezdésében foglaltak kivételével alkalmazni kell a 2. melléklet II. pont 1. alpont a) pontjában leírtakat.

18. Az I. pont 4. alpont *d)* pont, valamint a 2. *melléklet* II. pont 4. alpont szerinti támogatás megállapításához az alkalmazottak és az óraadók személyes adatait tartalmazó köznevelés információs rendszer személyi nyilvántartása alapján számított éves átlaglétszámot kell érteni.

A Magyar Államkincstár fenntartó székhelye szerinti illetékes igazgatósága, ha e törvény másképp nem rendelkezik a támogatásban részesülő fenntartók számára havi ütemezésben – jogszabályban meghatározott fenntartói változásjelentéssel érintett utalásig e törvény alapján – folyósítja a támogatást.

19. Az I. pont 4. alpont *d)* és *e)* pont és a 2. *melléklet* II. pont 4-5. alpont szerinti támogatás megállapításánál a magasabb fizetési fokozatba besorolt pedagógus és pedagógus szakképzettséggel rendelkező nevelő és oktató munkát közvetlenül segítő alkalmazotti létszámot a közalkalmazotti jogviszonyban vagy munkaviszonyban foglalkoztatottak teljes munkaidőre átszámított létszáma szerint kell figyelembe venni.

20. A pedagógus szakképzettséggel rendelkező, a nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottak számított létszámán azok teljes munkaidőre átszámított létszámát kell érteni, továbbá, ha munkakörük több köznevelési alapfeladat ellátásához is kapcsolódik, az I. pont 4. alpont *a)* pontjai közül azon jogcímen kell őket figyelembe venni, ahol a legmagasabb az intézményben nevelt, oktatott gyermekek, tanulók létszáma.

21. Az I. pont 4. alpont a) és b) pontjában rögzített támogatás szempontjából nevelő és oktató munkát közvetlenül segítő munkakörben foglalkoztatottaknak a Kjtvhr. 4. melléklete szerint elismerhető létszáma vehető figyelembe, de legfeljebb a 2020. évben a ténylegesen foglalkoztatott segítők – teljes munkaidőre átszámított – átlagos létszáma, egy tizedesre kerekítve.

Az év végi elszámolás a 2020. évben havonta, ténylegesen foglalkoztatott nevelő és oktató munkát közvetlenül segítők teljes munkaidőre átszámított és egy tizedesre kerekített átlagos létszáma alapján történik.

22. A IV. pont 2. alpontjában meghatározott kiegészítő támogatás igénylésekor és elszámolásakor a 2. melléklet Kiegészítő szabályok 5. pont m) pont mb) alpontjában foglaltakat kell alkalmazni azzal, hogy a 2020. január 1-je és december 31-e között az ingyenesen étkezők naponként összesített létszámát el kell osztani 220 nappal.

23. A IV. pont szerinti támogatásokat elsősorban a gyermekek, tanulók étkeztetési kiadásaira kell fordítani, a fennmaradó összeg a gyermekétkeztetés megszervezésével összefüggő és igazolható működési és felhalmozási kiadásokra számolható el. A kincstár az ellenőrzésekor az étkeztetésben részt vevők számára a Gyvt. szerint meghatározott térítési díjból származó elvárt bevételek éves összegével csökkentett kiadások vizsgálatával állapítja meg a támogatás felhasználásának jogszerűségét.

24. Elszámolási szabályok:

a) A támogatások a tényleges gyermek-, tanulólétszám szerinti elszámolására a költségvetési évet követő év március 31-éig kormányrendeletben meghatározott módon kerül sor.

b) A 40. § (1) bekezdés *a)-b)* és *d)* pontja szerinti támogatás összesített egyenlegének rendezésére a központi költségvetés végrehajtásáról szóló törvényben kerül sor akként, hogy az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézményekben és pedagógiai szakszolgálati intézményekben kimutatott – a gyermek- és tanulóétkeztetést is figyelembe vevő – éves összesített működési és felújítási kiadást, valamint a fenntartók működtetéssel és intézményfenntartással kapcsolatos kiadásait csökkenteni kell

> *ba)* az Áht. 6. § (3) bekezdés *b)-d)* pontja szerinti állami és települési önkormányzati, a kötelező köznevelési közszolgálati feladattal összefüggésben realizált bevételekkel és
>
> *bb)* az olyan költségvetési támogatás összegével, amelyhez a nemzetiségi önkormányzat és a bevett egyház és annak belső egyházi jogi személye az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézménnyel, pedagógiai szakszolgálati intézménnyel azonos feltételek mellett hozzájuthat, valamint

a *ba)-bb)* alpontban meghatározott számítás eredményének – az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézménybe vagy pedagógiai szakszolgálati intézménybe járó – egy gyermekre, tanulóra jutó összegéből az *a)* pont szerinti elszámolást is figyelembe véve le kell vonni a kifizetett támogatások egy gyermekre, tanulóra jutó együttes összegét.

8. melléklet a 2019. évi LXXI. törvényhez

Egyes a személyes gondoskodást nyújtó szociális, gyermekvédelmi közfeladatot ellátó intézmény fenntartóját megillető támogatások

I. **A központi költségvetés a nem állami szociális fenntartónak a következő támogatásokat biztosítja: Szakmai dolgozók átlagbére alapján számított béralapú támogatása**

SZAKMAI DOLGOZÓK ÁTLAGBÉRÉNEK ELISMERT ÖSSZEGE: 3 858 040 Ft/év/foglalkoztatott

A központi költségvetés a Kjt., valamint a Kjtvhr., továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbéralapú feladathoz kötött támogatást biztosít a bentlakást nyújtó szociális – kivéve hajléktalanok átmeneti intézményei – és gyermekvédelmi szakellátási intézmény nem állami fenntartói részére. Az átlagbéralapú támogatás a fenntartók által fenntartott intézményben foglalkoztatott munkatársak béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adójához jár, és az intézmény működésével összefüggésben használható fel.

A támogatás éves összegének meghatározása

a) Az intézményekben ellátottak számának meghatározása

A nem állami szociális fenntartó jogszabályban meghatározottak szerinti igénylés keretében adatot szolgáltat az általa fenntartott intézmények ellátotti létszámáról, amely nem lehet több éves szinten a szolgáltatói nyilvántartásban szereplő létszám – amennyiben a befogadott férőhelyszám alacsonyabb, akkor a befogadott létszám – 100%-ánál. Az ellátottak számának meghatározása során a tervezéskor az intézményben ellátottak éves becsült gondozási napjainak számát 366-tal kell osztani, az elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok számát 366-tal kell osztani.

b) A számított szakmai munkatárs létszám meghatározása

$Gsz = L_1/4$
ahol:

Gsz = 2020. évre számított szakmai munkatársak létszáma két tizedesre kerekítve,

L_1 = adott évre az *a)* alpont szerinti összes ellátotti létszám négy tizedesre kerekítve.

c) A szolgáltatásokhoz kapcsolódó támogatás éves összegének (T) meghatározása

$T = Gsz*Ksz_1* \; 3\;858\;040$
ahol:

Ksz_1 = az alábbi táblázat szerinti szolgáltatás biztosításához kapcsolódó korrekciós szorzószám, szolgáltatásonként.

d) A nevelőszülői ellátás támogatása

T = (Nsz*Nszad) + (Gsz*Ksz₁*3 858 040)

ahol:

tervezésnél:

Nsz = nevelőszülők becsült létszáma két tizedesre kerekítve, amely nem lehet több a szolgáltatói nyilvántartásban szereplő létszámnál

NSzad = a Gyvt. 66/H. § (3) bekezdése szerint a nevelőszülői foglalkoztatási jogviszonnyal kapcsolatban megállapított kötelező minimális alapdíj harmincad részének szociális hozzájárulási adóval számított összege* 366 nap

elszámolásnál:

T = (a Gyvt. 66/H. § (3) bekezdése szerint a nevelőszülői foglalkoztatási jogviszonnyal kapcsolatban megállapított kötelező minimális alapdíj harmincad részének szociális hozzájárulási adóval számított összege * a nevelőszülői foglalkoztatási jogviszonyban töltött napok száma) + Gsz*Ksz₁*3 858 040)

Az összes nevelőszülői foglalkoztatási jogviszonyban töltött napok száma nem haladhatja meg a szolgáltatói nyilvántartásban szereplő létszám és a működési napok számának szorzatát.

	A	B	C	D	E
1	Főtípus	Típus	Altípus	Szorzó szám (Ksz₁)	Kiegészítő rendelkezések
2	Szociális [Szoctv. 57. § (2) bekezdés, a hajléktalanok átmeneti intézményei kivételével]	ápolást, gondozást igénylő ellátás	idősek otthona (átlagos ellátás)	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek idősek otthonát a Szoctv.-ben szabályozott módon tartanak fenn.
3			idősek otthona (demens ellátás)	1,19	A támogatást igénybe vehetik azok a fenntartók, amelyek a Szoctv.-ben szabályozott módon pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek ellátását biztosítják. Az e pont szerinti támogatás vehető igénybe az idősek Szoctv. 57. § (2) bekezdése szerinti tartós bentlakásos intézményében és az emelt színvonalú férőhelyen ellátott, pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos, vagy középsúlyos fokozatát igazoló szakvéleményével rendelkező demens betegek után is.
4			idősek otthona (emelt szintű ellátás)	0,19	A támogatás az idősek otthonaiban a 2007. december 31-én hatályos Szoctv. 117/B. §-a alapján emelt színvonalú körülményeket és szolgáltatásokat biztosító, 2007. december 31-én a működési engedélyben meghatározott férőhelyen gondozott – a 3. altípus szerint súlyos demens betegnek nem minősülő – ellátottak után illeti meg a fenntartót.
5			pszichiátriai betegek otthona	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a pszichiátriai betegek otthonát, intézményenként legalább 10 férőhellyel tartják fenn.

6				szenvedélybetegek otthona	1,05	A támogatást azok a fenntartók vehetik igénybe, amelyek a szenvedélybetegek otthonát, intézményenként legalább 10 férőhellyel tartják fenn.
7				fogyatékos személyek otthona	1,30	A támogatást azok a fenntartók vehetik igénybe, amelyek fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) ápoló-gondozó otthonát intézményenként legalább 10 férőhellyel tartják fenn.
8				hajléktalanok otthona	1,05	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalanok otthonát tartanak fenn.
9		rehabilitációs intézmény		pszichiátriai betegek rehabilitációs intézménye	1,14	A támogatást azok a fenntartók vehetik igénybe, amelyek pszichiátriai betegek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
10				szenvedélybetegek rehabilitációs intézménye	1,14	A támogatást azok a fenntartók vehetik igénybe, amelyek szenvedélybetegek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn. A 12-16 év közötti ellátottak után a fenntartó a támogatás 365%-ára jogosult azzal, hogy e magasabb összegű támogatás utoljára azon év december 31-éig vehető igénybe, amelyben az ellátott a 16. életévét betölti.
11				fogyatékos személyek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek fogyatékos személyek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
12				hajléktalan személyek rehabilitációs intézménye	0,80	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalan személyek rehabilitációs intézményét tartanak fenn.
13		lakóotthonok		fogyatékos személyek rehabilitációs célú lakóotthona	0,84	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő fogyatékosok rehabilitációs célú lakóotthonát üzemeltetnek.
14				fogyatékos személyek ápoló-gondozó célú lakóotthona	1,23	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő ápoló-gondozó célú lakóotthont üzemeltetnek.
15				fogyatékos személyek ápoló-gondozó célú lakóotthona (autista személy ellátása)	1,50	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő ápoló-gondozó célú lakóotthont üzemeltetnek és autista diagnózisú személyt látnak el.
16				pszichiátriai betegek rehabilitációs célú lakóotthona	0,76	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő pszichiátriai betegek rehabilitációs célú lakóotthonát üzemeltetnek.
17				szenvedélybetegek rehabilitációs célú lakóotthona	0,76	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő szenvedélybetegek rehabilitációs célú lakóotthonát üzemeltetnek.

18		átmeneti elhelyezést nyújtó intézmények	időskorúak gondozóháza	0,93	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon időskorúak gondozóházát tartanak fenn.
19			fogyatékos személyek gondozóháza	0,96	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon fogyatékos személyek gondozóházát tartanak fenn.
20			pszichiátriai betegek átmeneti otthona	0,99	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon pszichiátriai betegek átmeneti otthonát tartanak fenn.
21			szenvedélybetegek átmeneti otthona	0,99	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon szenvedélybetegek átmeneti otthonát tartanak fenn.
22		támogatott lakhatás	támogatott lakhatás fogyatékos személyek részére	1,19	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást fogyatékos személyek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. 2. d)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
23			támogatott lakhatás fogyatékos személyek részére (magas gondozási szükséglet)	1,43	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást fogyatékos személyek részére, és az általuk gondozott személy a személyes gondoskodást nyújtó szociális intézmények szakmai feladatairól és működésük feltételeiről szóló 1/2000. (I.7.) SzCsM rendelet 14. számú melléklete szerinti Komplex támogatási szükségletmérő eszköz Összegző adatlap II. pont I. Személyi higiéné, II. Személyi függetlenség, III. Mobilitás kategóriák közül egy kategóriában teljes támogatást igényel. A támogatás azonos időszakban ugyanazon ellátott után – a fogyatékos személyek nappali ellátása kivételével –a 2. melléklet III. 2. d)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
24			támogatott lakhatás fogyatékos személyek részére (fokozott gondozási szükséglet)	1,50	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást fogyatékos személyek részére, és az általuk gondozott személy a személyes gondoskodást nyújtó szociális intézmények szakmai feladatairól és működésük feltételeiről szóló 1/2000. (I.7.) SzCsM rendelet 14. számú melléklete szerinti Komplex támogatási szükségletmérő eszköz Összegző adatlap II. pont I. Személyi higiéné, II. Személyi függetlenség, III. Mobilitás kategóriák közül legalább kettő kategóriában teljes támogatást igényel. A támogatás azonos időszakban ugyanazon ellátott után – a fogyatékos személyek nappali ellátása kivételével –a 2. melléklet III. 2. d)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
25			támogatott lakhatás pszichiátriai betegek részére	0,77	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást pszichiátriai betegek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. 2. d)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
26			támogatott lakhatás szenvedélybetegek részére	0,74	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdése alapján tartanak fenn támogatott lakhatást szenvedélybetegek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. 2. d)-i) alpontok szerinti támogatással együtt nem vehető igénybe.

27	Gyermekvédelem [Gyvt. 15. § (3) bekezdés a) és b) pontja]	otthont nyújtó ellátás	nevelőszülőnél biztosított otthont nyújtó ellátás	0,91	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe, azok után a – gyámhatósági határozattal nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 3-17 éves gyermekek után, akik nevelőszülőnél kerültek elhelyezésre és nem minősítették őket különleges vagy speciális ellátási szükségletűnek.
28			nevelőszülőnél biztosított gyermekvédelmi különleges ellátás	1,08	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe a) az ideiglenes hatállyal elhelyezett, a Gyvt. 53. § (2) bekezdés a) pont ab) alpontja szerinti 0-3 éves életkorú különleges szükségletű gyermekek, b) az ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján különleges szükségletű gyermekek, c) a gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés a) pont aa) alpontja szerinti különleges szükségletű gyermekek után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre. A nevelőszülőnél biztosított különleges ellátás támogatására való jogosultság megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakmai véleménye nem szükséges. Amennyiben a szolgáltatói nyilvántartás a nevelőszülői hálózat vonatkozásában nem tartalmazza, hogy az alkalmas a különleges ellátás integrált biztosítására, a nevelőszülői hálózatban ellátott különleges ellátási szükségletű gyermek után a 25. altípus szerinti támogatás vehető igénybe.
29			nevelőszülőnél biztosított gyermekvédelmi speciális ellátás	1,12	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe a) az ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján speciális szükségletű gyermekek, b) a gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés b) pontja szerinti speciális szükségletű gyermekek után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre. Amennyiben a szolgáltatói nyilvántartás a nevelőszülői hálózat vonatkozásában nem tartalmazza, hogy az alkalmas a speciális ellátás integrált biztosítására, a nevelőszülői hálózatban ellátott speciális ellátási szükségletű gyermek után a 25. altípus szerinti támogatás vehető igénybe.
30			nevelőszülőnél együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,12	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe a) az ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján kettős szükségletű gyermekek, b) gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés c) pontja szerinti kettős szükségletű gyermekek

						után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre. Amennyiben a szolgáltatói nyilvántartás a nevelőszülői hálózat vonatkozásában nem tartalmazza, hogy az alkalmas a különleges és speciális ellátás együttes biztosítására, a nevelőszülői hálózatban ellátott kettős szükségletű gyermek után a 25. altípus szerinti támogatás vehető igénybe.
31				gyermekotthonban biztosított otthont nyújtó ellátás	1,44	A támogatást a gyermekvédelmi szakellátást nyújtó fenntartó veheti igénybe, azokra a – gyámhatósági határozattal nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 3-17 éves gyermekekre, akik az általa fenntartott gyermekotthonban, lakásotthonban kerültek elhelyezésre és nem minősítették őket különleges, speciális vagy kettős szükségletűnek.
32				lakásotthonban biztosított otthont nyújtó ellátás	1,44	
33				különleges gyermekotthonban, gyermekotthonban biztosított gyermekvédelmi különleges ellátás	2,12	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: – ideiglenes hatállyal elhelyezett a Gyvt. 53. § (2) bekezdés a) pont ab) alpontja szerinti 0-3 éves életkorú különleges szükségletű gyermekek, – ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján különleges szükségletű gyermekek, – nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés a) pont aa) alpontja szerinti különleges szükségletű gyermekek után veheti igénybe. A támogatás igénybevételének megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakmai véleménye nem szükséges. Amennyiben a szolgáltatói nyilvántartás a gyermekotthon, lakásotthon vonatkozásában nem tartalmazza, hogy az alkalmas a különleges ellátás biztosítására, a gyermekotthonban, lakásotthonban ellátott különleges ellátási szükségletű gyermek után a 29-30. altípus szerinti támogatás vehető igénybe.
34				különleges lakásotthonban, lakásotthonban biztosított gyermekvédelmi különleges ellátás	2,12	
35				szociális törvény hatálya alá tartozó intézményben biztosított különleges gyermekvédelmi ellátás	2,12	
36				speciális gyermekotthonban, speciális lakásotthonban, gyermekotthon speciális csoportjában biztosított gyermekvédelmi speciális ellátás	2,48	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: – ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján speciális szükségletű gyermekek, – nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés b) pontja szerinti speciális szükségletű gyermekek után veheti igénybe. Amennyiben a szolgáltatói nyilvántartás a gyermekotthon, lakásotthon vonatkozásában nem tartalmazza, hogy az alkalmas a speciális ellátás biztosítására, a gyermekotthonban, lakásotthonban ellátott speciális ellátási szükségletű gyermek után a 29-30. altípus szerinti támogatás vehető igénybe.
37				gyermekotthonban, lakásotthonban biztosított gyermekvédelmi speciális ellátás	2,16	
38				szociális törvény hatálya alá tartozó intézményben biztosított gyermekvédelmi speciális ellátás	2,16	
39				gyermekotthonban együttesen biztosított gyermekvédelmi	2,16	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: a) ideiglenes hatállyal elhelyezett nem magyar

			különleges és speciális ellátás		állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján kettős szükségletű gyermekek, b) gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés c) pontja szerinti kettős szükségletű gyermekek után veheti igénybe.
40			lakásotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	2,16	
41			különleges gyermekotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	2,16	Amennyiben a szolgáltatói nyilvántartás a gyermekotthon, lakásotthon vonatkozásában nem tartalmazza, hogy az alkalmas a különleges és speciális ellátás együttes biztosítására, a gyermekotthonban, lakásotthonban ellátott kettős szükségletű gyermek után a 29-30. altípus szerinti támogatás vehető igénybe.
42			különleges lakásotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	2,16	
43			speciális gyermekotthonban, speciális lakásotthonban, gyermekotthon speciális csoportjában együttesen biztosított gyermekvédelmi különleges és speciális ellátás	2,48	
44			gyermekotthonban, lakásotthonban együttesen biztosított gyermekvédelmi különleges és speciális ellátás	2,16	
45			szociális törvény hatálya alá tartózó intézményben együttesen biztosított gyermekvédelmi különleges és speciális ellátás	2,16	
46		utógondozói ellátás	Gyvt. 93. § (1) bekezdés a)-c) pontja alapján nevelőszülőnél biztosított utógondozói ellátás	0,90	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés a)-c) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18-25 éves korú fiatal felnőtt után, ha a fiatal felnőttet a gyámhivatal nevelőszülőnél helyezte el.
47			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján utógondozó otthonban, utógondozó lakásotthonban biztosított utógondozói ellátás	1,28	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés b) vagy c) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18-25 éves korú fiatal felnőtt után.
48			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján gyermekotthonban,	1,28	

			lakásotthonban biztosított utógondozói ellátás		
49			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján különleges és speciális gyermekotthonban, különleges és speciális lakásotthonban biztosított utógondozói ellátás	1,28	
50			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján külső férőhelyen biztosított utógondozói ellátás	1,31	
51			Gyvt. 93. § (1) bekezdés a) pontja alapján biztosított utógondozói ellátás gyermekotthonban/lakásotthonban, különleges gyermekotthonban/ lakásotthonban, speciális gyermekotthonban/ lakásotthonban, utógondozó otthonban, külső férőhelyen	1,13	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés a) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesülő 18-22 éves korú, fiatal felnőtt után.
52	Gyermek-védelem [Gyvt. 15. § (2) bekezdés c) pontja]	gyermekek átmeneti gondozása	Gyvt. 45. § (6) bekezdése alapján az utógondozói ellátásban részesülő szülő kérelemére átmeneti gondozásban részesülő gyermekek	1,44	A támogatást azok a fenntartók vehetik igénybe, amelyek az átmeneti gondozást a Gyvt. 45. § (6) bekezdése alapján az utógondozói ellátásban részesülő szülő kérelemére gyermeke számára biztosítják.
53			helyettes szülőnél biztosított átmeneti ellátás	0,80	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon átmeneti gondozás biztosítására helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására a szolgáltatói nyilvántartásba történő bejegyzés, illetve működési engedély alapján jogosultak, illetve a jogszabályban meghatározottak szerinti önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján. A támogatás ebben az esetben a helyettes szülői ellátással kapcsolatos költségekre fordítható.
54			gyermekek átmeneti otthonában biztosított átmeneti ellátás	0,94	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon gyermekek átmeneti gondozását biztosító intézményt tartanak fenn.
55			családok átmeneti otthonában biztosított átmeneti ellátás	0,83	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon családok átmeneti gondozását biztosító intézményt tartanak fenn.
56			családok átmeneti otthonában külső férőhelyén biztosított átmeneti ellátás	0,62	A támogatást azok a fenntartók vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon családok átmeneti otthona külső férőhelyén biztosítanak ellátást.

II. **A központi költségvetés a nem állami fenntartónak a következő támogatásokat biztosítja: A gyermekvédelmi szakellátási intézményekben pedagógus-munkakörben foglalkoztatottak kiegészítő béralapú támogatása**

A) **GYERMEKVÉDELMI SZAKELLÁTÁSI INTÉZMÉNYBEN PEDAGÓGUS-MUNKAKÖRBEN FOGLALKOZTATOTTAK ÁTLAGBÉRÉNEK ELISMERT KIEGÉSZÍTŐ TÁMOGATÁSA: 2 234 825 /év/foglalkoztatott**

A központi költségvetés elismert átlagbéralapú feladathoz kötött kiegészítő támogatást biztosít a pedagógus-munkakörben foglalkoztatottak után a gyermekvédelmi szakellátási intézmény nem állami fenntartói részére. A kiegészítő támogatás a fenntartók által fenntartott intézményben pedagógus-munkakörben foglalkoztatott munkatársak béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adójához jár, és az intézmény működésével összefüggésben használható fel.

a) A gyermekvédelmi szakellátási intézményekben pedagógus-munkakörben foglalkoztatottak elismert létszámának meghatározása

$$Gypl \leq L_2/4*Ksz_2$$

ahol:

$Gypl$ = adott évre a pedagógus munkakörben foglalkoztatottak létszáma, amely tervezéskor az intézményben pedagógus munkakörben foglalkoztatottak éves becsült száma, az elszámolásnál a pedagógus munkakörben foglalkoztatottak összesített éves száma osztva 366-tal, az I. pontban elismert, Ksz_1 szorzószámmal korrigált szakmai munkatárs létszámon belül elismert pedagóguslétszám,

L_2 = szolgáltatói nyilvántartásban szereplő férőhelyszám,

Ksz_2 = az alábbi táblázat szerinti szolgáltatás biztosításához kapcsolódó korrekciós szorzószám, intézménytípusonként

Intézménytípus	Szorzószám (Ksz_2)
nevelőszülői hálózat	0,09
gyermekotthoni, lakásotthoni ellátás	0,58
különleges gyermekotthoni, lakásotthoni ellátás	0,75
speciális gyermekotthoni, lakásotthoni ellátás	1,42
utógondozó otthon	0,68

b) A gyermekvédelmi szakellátási intézményekben pedagógus-munkakörben foglalkoztatottak átlagbére kiegészítő támogatásának számítása

$$T = Gypl * 2\ 234\ 825$$

B) GYERMEKVÉDELMI SZAKELLÁTÁSI INTÉZMÉNYBEN PEDAGÓGUS-MUNKAKÖRBEN FOGLALKOZTATOTTAK MINŐSÍTÉSÉVEL ÖSSZEFÜGGŐ KIEGÉSZÍTŐ TÁMOGATÁS

A központi költségvetés a minősítő vizsga és a minősítési eljárás keretében elnyert minősítés alapján az Nkt. 64. § (4) bekezdés c)–e) pontjai szerinti fokozatba besorolt, 2020. január 1-jén pedagógus-munkakörben foglalkoztatott munkatársaknak az elnyert minősítéssel járó bérnövekményéhez és az ahhoz kapcsolódó szociális hozzájárulási adójához támogatást nyújt, amelynek elismert összege

a) Pedagógus I. fokozatból Pedagógus II. fokozatba lépés és

    aa) középfokú vagy alapfokozatú végzettség esetén 392 000 forint/fő/év,
    ab) mesterfokozatú végzettség esetén 430 000 forint/fő/év,

b) Mesterpedagógus vagy Kutatótanár fokozatba lépés és

    ba) középfokú vagy alapfokozatú végzettség esetén 1 432 000 forint/fő/év,
    bb) mesterfokozatú végzettség esetén 1 576 000 forint/fő/év.

A teljes összeg illeti meg a fenntartót azon pedagógusok után, akik a minősítést 2018. december 31-éig szerezték meg.

Az összeg 11 havi időarányos része illeti meg 2020. február hónaptól a fenntartót azon pedagógusok után, akik a minősítést 2019. évben szerezték meg.

Kiegészítő szabályok:

1) A pedagógus-munkakörűek nyilvántartott létszáma alatt a gyermekvédelmi szakellátási intézményben pedagógus-munkakörben foglalkoztatottak személyes adatait tartalmazó köznevelés információs rendszere (KIR) személyi nyilvántartása alapján számított éves átlaglétszámot kell érteni. A támogatással kapcsolatos igénylésre, pótigénylésre, lemondásra, folyósításra, elszámolásra, ellenőrzésre és visszafizetésre az egyházi és nem állami fenntartású szociális, gyermekjóléti és gyermekvédelmi szolgáltatók, intézmények és hálózatok állami támogatásáról szóló 489/2013. (XII. 18.) Korm. rendelet 1-26. §-át kell alkalmazni.
2) A támogatást az e melléklet szerinti II. A) pont szerinti támogatásra is jogosult fenntartó veheti igénybe.

III. Kiegészítő szabályok

1. Az e melléklet szerinti támogatások 2021. január 31-ig használhatók fel.
2. Autizmus: a fogyatékos személyek jogairól és esélyegyenlőségük biztosításáról szóló 1998. évi XXVI. törvény 23. § (1) bekezdés d) pontja szerinti fogyatékosság, valamint a magasabb összegű családi pótlékra jogosító betegségekről és

fogyatékosságokról szóló 5/2003. (II. 19.) ESzCsM rendelet 1. melléklet II. Rész N) pont 1. alpontja szerinti fogyatékosság.

3. A nem állami szociális fenntartó a Kormány rendeletében meghatározott adatszolgáltatási rend szerint szolgáltat adatot.
4. Gondozási napként egy ellátott egy napi intézményi ellátását kell figyelembe venni, amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony egyévi folyamatos távollét esetén megszűnik.
5. Az intézményben a Szoctv. 92/K. § (5) bekezdés b) pontja alapján az ellátottak száma egyetlen napon sem haladhatja meg a szolgáltatói nyilvántartásban meghatározott férőhelyszám 105%-át, éves átlagban pedig a férőhelyszám 100%-át. A Gyvt. 100. § (5) bekezdése alapján az otthont nyújtó ellátás, utógondozói ellátás nevelőszülő, illetve gyermekotthon, utógondozó otthon által történő biztosítása esetén az ellátottak száma éves átlagban nem haladhatja meg a fenntartó által működtetett – a szolgáltatói nyilvántartásban meghatározott – nevelőszülői, illetve gyermekotthoni összférőhelyszám 100%-át. Amennyiben a befogadott férőhelyek száma alacsonyabb a szolgáltatói nyilvántartásban szereplő férőhelyszámnál, e pont rendelkezéseit ahhoz viszonyítottan kell vizsgálni.
6. A támogatás igénybevételének feltétele az ellátottak adatainak – a Szoctv. 20/C. § (1)-(4) bekezdése, illetve a Gyvt. 139. § (2)-(3a) bekezdése szerinti – nyilvántartásba vétele, valamint a jogszabály szerinti időszakos jelentési kötelezettség teljesítése. A támogatás igénybevételére a nem állami szociális fenntartó attól az időponttól jogosult, amikor a nyilvántartásba vettek ellátását az időszakos jelentés szerint ténylegesen megkezdte.
7. A támogatást az a nem állami szociális fenntartó veheti igénybe, amely
   a) az adott szolgáltatás tekintetében a szolgáltatói nyilvántartásba be van jegyezve és
   b) a Szoctv. 58/A. §-a, illetve a Gyvt. 145. §-a alapján az adott szociális, gyermekjóléti szolgáltatóra, intézményre, hálózatra, ellátotti létszámra, férőhelyszámra befogadást nyertek, vagy a támogatásra befogadás nélkül is jogosultak.
8. A 16-35 év közötti drog- és szenvedélybeteg személyeket ellátó intézmények (szenvedélybetegek otthona, rehabilitációs intézménye, rehabilitációs lakóotthona) esetében a támogatás az OEP-finanszírozással együtt is igénybe vehető.
9. A gyermekvédelmi szakellátáshoz kapcsolódó támogatás igénybevételére a következő sajátos szabályok vonatkoznak:
   a) ha a gyermekvédelmi szakellátásban részesülő, és a Gyvt. 45.§ (6) bekezdése alapján az utógondozói ellátásban részesülő szülő kérelmére átmeneti gondozásban részesülő gyermek bölcsődei vagy családi napközi ellátásban vagy gyermek, fiatal felnőtt köznevelési szolgáltatásban részesül, a bölcsődei vagy családi napközi ellátást vagy a köznevelési szolgáltatást biztosító intézmény országos nemzetiségi önkormányzat, egyházi jogi személy vagy nem állami felsőoktatási intézmény fenntartója a feladathoz kapcsolódóan a 40. § (1) bekezdés a)-b) és d) pontja szerinti támogatás, egyéb fenntartója a 40. § (1) bekezdés a) pontja szerinti támogatásra jogosult,
   b) ha a bentlakásos intézmény köznevelési feladatot is ellát, a fenntartó az intézményen belül oktatott tanulók létszáma alapján az ellátott feladathoz kapcsolódóan az országos nemzetiségi önkormányzat, egyházi jogi személy vagy nem állami felsőoktatási intézmény fenntartója a 40. § (1) bekezdés a)-b) és d)

pontja szerinti támogatás, egyéb fenntartója a 40. § (1) bekezdés a) pontja szerinti támogatásra jogosult.

10. Ha az ellátott ugyanazon a napon több engedélyestől is ugyanabban – az e melléklet szerint támogatott és a Szoctv. 20/C. § (2) bekezdésének és a Gyvt. 139. § (3) bekezdésének hatálya alá nem tartozó (e melléklet alkalmazása során a továbbiakban: adatszolgáltatási kötelezettséggel járó és támogatott) – szociális, gyermekjóléti vagy gyermekvédelmi szolgáltatásban részesül, a támogatás szempontjából az adott napon ellátottként csak annál az engedélyesnél vehető figyelembe, amelyik az ellátottról előbb teljesítette a 6. pont szerinti időszakos jelentést.

11. Ugyanarra a napra ugyanazon ellátott a támogatás szempontjából nem vehető figyelembe több, adatszolgáltatási kötelezettséggel járó és támogatott szociális szakosított ellátás és gyermekvédelmi szakellátás esetén.

12. A 2. melléklet III. pont 2. alpont c)-m) pontjában, III. pont 3. alpont a) pontjában és III. pont 5. alpont a) pont aa) alpont szerinti támogatást a nem állami szociális fenntartók az általuk fenntartott intézményben foglalkoztatott munkatársak béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adójához, és az intézmény működésével összefüggő egyéb kiadásaikhoz használhatják fel. Ezen támogatások – a 2. melléklet Kiegészítő szabályok 1. pontjától eltérően – 2021. január 31-éig használhatóak fel.

13. Idősek otthonában demens személyek ellátása esetében a támogatás igénybevételéhez a 2019. január 1-je előtt kiállított demencia kórkép súlyos, vagy középsúlyos fokozatát igazoló szakvélemények is elfogadhatók.

IV. Szociális ágazati összevont pótlék és egészségügyi kiegészítő pótlék

A központi költségvetés támogatást biztosít a Kjtvhr. szerinti, 2020. január-december havi foglalkoztatásra tekintettel kifizetendő szociális ágazati összevont pótlékhoz, az egészségügyi kiegészítő pótlékhoz és azok közterheihez, ha a fenntartó

a) a 41. § (1) bekezdés a)-c) pontja és a 41. § (6) bekezdés szerint támogatásban részesül, vagy

b) a támogató szolgáltatás és a közösségi ellátások finanszírozásának rendjéről szóló kormányrendelet alapján támogatásban részesül és érvényes támogatási szerződéssel rendelkezik arra az időszakra, amelyre támogatást igényel, vagy

c) család- és gyermekjóléti szolgáltatás ellátására valamely települési önkormányzattal 2020. évre érvényes – a Szoctv. 120-122. §-a, illetve a Gyvt. 97. §-a szerinti – ellátási szerződéssel rendelkezik, az érvényességének időtartama alatt.

A 2. melléklet, Kiegészítő szabályok 2. pont c) alpontja szerinti, települési önkormányzattól történő feladat-, illetve intézményátvétel esetén a fenntartó a tényleges átadás-átvétel időpontjától jogosult a támogatásra, amennyiben az egyéb jogszabályi feltételeknek megfelel.

A támogatás éves összegének meghatározása

$T = Plsz*Kjtvhr.$ szerinti pótlék összege$*12*(1+$ a szociális hozzájárulási adó mértéke), de legfeljebb a kifizetett szociális ágazati összevont pótlék és egészségügyi kiegészítő pótlék, valamint azok szociális hozzájárulási adója, ahol

$Plsz = $ a szociális ágazati összevont pótlékra, egészségügyi kiegészítő pótlékra jogosult foglalkoztatottak száma, amely a támogatás igénylésekor a szociális ágazati összevont pótlékra, egészségügyi kiegészítő pótlékra jogosult foglalkoztatottak éves becsült

átlaglétszáma közalkalmazotti jogviszonyban, illetve azzal egy tekintet alá eső - a Szoctv. 94/L. §-ában és a Gyvt. 145. §-ában szabályozott - jogviszonyban töltött idő és fizetési osztály figyelembevételével; a támogatás elszámolásakor a foglalkoztatottak éves tényleges átlaglétszáma közalkalmazotti jogviszonyban, illetve azzal egy tekintet alá eső - a Szoctv. 94/L. §-ában és a Gyvt. 145. §-ában szabályozott - jogviszonyban töltött idő és fizetési osztály figyelembevételével.

A szociális ágazati összevont pótlék, egészségügyi kiegészítő pótlék igénylésére, pótigénylésére, lemondására, folyósítására, elszámolására, ellenőrzésére és visszafizetésére az egyházi és nem állami fenntartású szociális, gyermekjóléti és gyermekvédelmi szolgáltatók, intézmények és hálózatok állami támogatásáról szóló 489/2013. (XII. 18.) Korm. rendelet 1-26.§-át kell alkalmazni.

Kiegészítő rendelkezések:

1. A nem állami szociális fenntartó a támogatásra akkor jogosult, ha a Kjtvhr. szerinti szociális ágazati összevont pótlék, egészségügyi kiegészítő pótlék teljes összege tényleges bérnövekedésként jelenik meg a foglalkoztatott számára.
2. Nem nyújtható támogatás a szociális ágazati összevont pótléknak, egészségügyi kiegészítő pótléknak a Kjtvhr.-ben meghatározott összegén felül nyújtott összege és azok közterhei kifizetéséhez.
3. A támogatás kizárólag a 2020. évvel összefüggésben felmerült, a szociális ágazati összevont pótlékra, egészségügyi kiegészítő pótlékra kifizetett, továbbá azoknak ténylegesen megfizetett közterheire használható fel. A támogatás terhére más jogcímen kifizetés nem teljesíthető.
4. A támogatásra a fenntartó a szociális ágazatot irányító miniszter által kijelölt diszpécserszolgálatban foglalkoztatottak után is jogosult, amennyiben az a) vagy b) pont valamelyike alapján támogatást vesz igénybe. Az igényléshez mellékelni szükséges a szociális ágazatot irányító miniszter kijelölő nyilatkozatát.

V.   A bölcsődei ellátásban részesülő gyermekek ingyenes étkeztetése

A 41. § (1) bekezdésében meghatározott fenntartót kiegészítő támogatás illeti meg az általa étkeztetett, bölcsődei ellátásban részesülő, a Gyvt. 21/B. § (1) bekezdés a) pontja szerint a gyermekétkeztetést ingyenesen igénybe vevő gyermekek után.
A kiegészítő támogatás fajlagos összege 28 400/fő/év.

A kiegészítő támogatás igénylésekor és elszámolásakor a 2. melléklet, Kiegészítő szabályok 5. pont m) alpontjában foglaltakat kell alkalmazni azzal, hogy a bölcsődében, mini bölcsődében 2020. január 1-je és december 31-e között a naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített gondozási napok számát el kell osztani 231-gyel.

VI.   A szenvedélybetegek részére nyújtott alacsonyküszöbű ellátás, a Biztos Kezdet Gyerekház, az utcai szociális munka, a krízisközpont, a félutas ház és a titkos menedékház fenntartóját megillető költségvetési támogatás

Ha a szenvedélybetegek részére nyújtott alacsonyküszöbű ellátásnak, az utcai szociális munkának, a Biztos Kezdet Gyerekháznak, a krízisközpontnak és a félutas háznak a fenntartója e

szolgáltatásokra jogszabály alapján finanszírozási szerződéssel, illetve a titkos menedékház fenntartója támogatási szerződéssel rendelkezik, a támogatás összege teljes évi jogosultság esetén:

a) szenvedélybetegek részére nyújtott alacsonyküszöbű ellátás: 8 747 000 Ft/év/szolgálat,
b) utcai szociális munka: 7 747 000 Ft/év/szolgálat,
c) krízisközpont
  ca) krízisközpont: 6 000 000 Ft/év/szolgálat,
  cb) félutas ház: 4 000 000 Ft/év/félutas ház,
d) titkos menedékház: 16 000 000 Ft/év/szolgálat,
e) Biztos Kezdet Gyerekház: 7 411 115 Ft/év/Gyerekház.

9. melléklet a 2019. évi LXXI. törvényhez

A nemzetiségi önkormányzatok támogatásai

I. Települési és területi nemzetiségi önkormányzatok támogatása

A központi költségvetés költségvetési támogatást biztosít a települési és a területi nemzetiségi önkormányzatok (a továbbiakban együtt: helyi nemzetiségi önkormányzat) számára. E melléklet szempontjából települési nemzetiségi önkormányzatnak kell tekinteni az átalakult nemzetiségi önkormányzatot is.

A helyi nemzetiségi önkormányzatok költségvetési támogatása két részből tevődik össze:
- működési támogatásból és
- feladatalapú támogatásból.

1. Működési támogatás

ELŐIRÁNYZAT

XI. Miniszterelnökség fejezetben: 958,2 millió forint

XIV. Belügyminisztérium fejezetben: 1 112,5 millió forint

Fajlagos összeg: 520 000 forint/év

Egész éves támogatásra a 2020. január 1-jén a Magyar Államkincstár (a továbbiakban: kincstár) által vezetett törzskönyvi nyilvántartásba bejegyzett helyi nemzetiségi önkormányzat jogosult.

A települési nemzetiségi önkormányzat a fajlagos összeg 200%-ára jogosult, ha a településen a legutolsó népszámlálásnak az adott nemzetiséghez tartozásra vonatkozó kérdéseire adott válaszok alapján az adott nemzetiséghez tartozók száma meghaladja az 50 főt.

A területi nemzetiségi önkormányzat a fajlagos összeg
- 200%-ára jogosult, ha a megyében (fővárosban) az adott nemzetiséghez tartozó, törzskönyvi nyilvántartásba bejegyzett települési (fővárosi kerületi) nemzetiségi önkormányzatok és átalakult nemzetiségi önkormányzatok száma legalább 10, de legfeljebb 20,
- 400%-ára jogosult, ha a megyében (fővárosban) az adott nemzetiséghez tartozó, törzskönyvi nyilvántartásba bejegyzett települési (fővárosi kerületi) nemzetiségi önkormányzatok és átalakult nemzetiségi önkormányzatok száma meghaladja a 20-at.

2. Feladatalapú támogatás

ELŐIRÁNYZAT:

XI. Miniszterelnökség fejezetben: 1 187,1 millió forint

XIV. Belügyminisztérium fejezetben: 560,0 millió forint

A feladatalapú támogatásra az a helyi nemzetiségi önkormányzat jogosult, amely
- a költségvetési évet megelőző évben megtartott legalább négy képviselő-testületi ülésre vonatkozó jegyzőkönyvét, és
- ha a nemzetiségek jogairól szóló 2011. évi CLXXIX. törvény (a továbbiakban: Njtv.) 97. §-a szerinti közmeghallgatás megtartására nem az előző pont szerint igazolt képviselő-testületi ülés egyikén került sor, akkor a közmeghallgatásról készült jegyzőkönyvet

a fővárosi és megyei kormányhivatal részére 2020. január 15-éig benyújtja. E benyújtási határidő elmulasztása jogvesztő. A fővárosi és megyei kormányhivatal e dokumentumokat 2020. január 20-áig elektronikus úton küldi meg a nemzetiségpolitikáért megosztott hatáskörben felelős miniszterek (a továbbiakban: miniszter) részére.

A jegyzőkönyvek alapján a miniszter a helyi nemzetiségi önkormányzatok főbb nemzetiségi feladatokkal kapcsolatos döntéseit – az alábbi táblázat feltételeit figyelembe véve – értékeli, és megállapítja a helyi nemzetiségi önkormányzatok támogatását megalapozó feladatmutató pontszámot.

Nemzetiségi feladat megnevezése	Lehetséges pontérték (döntésenként)	A feladatra megállapítható maximális pontszám
1. A nemzetiségi érdekképviselettel összefüggő feladatok: 1.1 a nemzetiségi önkormányzat működési területén a nemzetiségi közösséget megillető jogosultságok érvényesítése, 1.2 a társadalmi különbségek felszámolása, a társadalmi felzárkózás érdekében folytatott tevékenység, 1.3 az anyanyelv használatával kapcsolatos feladatok, 1.4 a nemzetiségi önkormányzat működési területén ellátási kötelezettséggel rendelkező intézmények tevékenységével kapcsolatos feladatok, 1.5 a nemzetiségi közösség sajátos kulturális önazonosságának megerősítése, 1.6 a nemzetiségi közösség neveléshez, oktatáshoz, médiaszolgáltatáshoz fűződő jogainak érvényesítése.	0-5	30

Nemzetiségi feladat megnevezése	Lehetséges pontérték (döntésenként)	A feladatra megállapítható maximális pontszám
2. A nemzetiségek kulturális autonómiájával összefüggő feladatok: 2.1 kulturális, közművelődési, nevelési, oktatási feladatok, 2.2 hagyományápolással, közgyűjteményekkel, média-ügyekkel összefüggő intézményalapítói, intézményfenntartói, szervezési feladatok, 2.3 a nemzetiségi önkormányzat működési területén a nemzetiségi közösség nevelésének, oktatási feltételeinek bővítését, anyanyelvének fejlesztését szolgáló tevékenység, 2.4 a nemzetiségi közösségnek az adott településhez kötődő történelmi múltjával, kulturális örökségének ápolásával kapcsolatos feladatok, 2.5 saját alapítású vagy fenntartású (esetleg társfenntartásban működő) közművelődési intézménnyel, közgyűjteménnyel, médiával kapcsolatos feladatok, 2.6 más fenntartó által működtetett nemzetiségi közművelődési intézménnyel, közgyűjteménnyel, médiával való együttműködés, 2.7 anyaországi, testvértelepülési, nyelvközösségi vagy nemzetközi kapcsolattartás, 2.8 a nemzetiség által használt nyelven a helyi nemzetiségi önkormányzat működési területén megvalósuló kulturális jellegű programok szervezése, 2.9 nemzetiségi nyelvű kiadványok összeállítása, megjelentetése, 2.10 nemzetiségi nyelv oktatása felnőtteknek, felnőttoktatási tevékenység anyanyelven.	0-5	50
3. A nemzetiségi léttel összefüggő egyéb feladatok: 3.1 nemzetiségi civil szervezetekkel való együttműködés, 3.2 helyi anyanyelvű hitéleti tevékenység támogatása, 3.3 társadalmi felzárkózással, közfoglalkoztatással kapcsolatosan más szervekkel való együttműködés, 3.4 szociális területen, idősgondozás területén történő feladatellátás.	0-5	20
Elérhető pontszám összesen:		100

A támogatás fajlagos összegét a megállapított keretösszeg és az érintett helyi nemzetiségi önkormányzatok részére meghatározott összes pontszám hányadosaként kell meghatározni.

A feladatalapú támogatás a megállapított feladatmutató pontszám és a meghatározott fajlagos támogatási összeg szorzata.

II. Országos nemzetiségi önkormányzatok, az általuk fenntartott intézmények és a nemzetiségi média támogatása

1. Országos nemzetiségi önkormányzatok és média támogatása

ELŐIRÁNYZAT:

XI. Miniszterelnökség fejezetben:　　　　　1 704,9 millió forint

XIV. Belügyminisztérium fejezetben:　　　　433,4 millió forint

Nemzetiségek tekintetében az előirányzatok megosztása a következő:

millió forint

1.	Bolgár Országos Önkormányzat és Média	84,2
2.	Magyarországi Görögök Országos Önkormányzata és Média	85,1
3.	Országos Horvát Önkormányzat és Média	224,9
4.	Magyarországi Németek Országos Önkormányzata és Média	352,8
5.	Magyarországi Románok Országos Önkormányzata és Média	165,0
6.	Országos Lengyel Önkormányzat és Média	101,4
7.	Országos Örmény Önkormányzat és Média	69,2
8.	Országos Szlovák Önkormányzat és Média	199,2
9.	Országos Szlovén Önkormányzat és Média	105,6
10.	Szerb Országos Önkormányzat és Média	143,8
11.	Országos Ruszin Önkormányzat és Média	80,8
12.	Ukrán Országos Önkormányzat és Média	92,9
13.	Országos Roma Önkormányzat és Média	433,4

A támogatás az – Njtv. alapján létrehozott – országos nemzetiségi önkormányzatot a működésével összefüggő kiadásokhoz és a nemzetiségi média feladatainak ellátásához kapcsolódóan illeti meg.

2. ***Országos nemzetiségi önkormányzatok által fenntartott intézmények támogatása***

ELŐIRÁNYZAT:

XI. Miniszterelnökség fejezetben:　　　　　1 159,7 millió forint

XIV. Belügyminisztérium fejezetben:　　　　182,5 millió forint

Nemzetiségek tekintetében az előirányzatok megosztása a következő:

millió forint

1.	Bolgár Országos Önkormányzat által fenntartott intézmények	80,1
2.	Magyarországi Görögök Országos Önkormányzata által fenntartott intézmények	39,1
3.	Országos Horvát Önkormányzat által fenntartott intézmények	160,5
4.	Magyarországi Németek Országos Önkormányzata által fenntartott intézmények	262,6
5.	Magyarországi Románok Országos Önkormányzata által fenntartott intézmények	52,8
6.	Országos Lengyel Önkormányzat által fenntartott intézmények	58,3
7.	Országos Örmény Önkormányzat által fenntartott intézmények	36,7
8.	Országos Szlovák Önkormányzat által fenntartott intézmények	217,7
9.	Országos Szlovén Önkormányzat által fenntartott intézmények	64,2
10.	Szerb Országos Önkormányzat által fenntartott intézmények	125,4
11.	Országos Ruszin Önkormányzat által fenntartott intézmények	38,8
12.	Ukrán Országos Önkormányzat által fenntartott intézmények	23,5
13.	Országos Roma Önkormányzat által fenntartott intézmények	182,5

A támogatás az országos nemzetiségi önkormányzatot az Njtv. 117-119. §-ában és 121-122. §-ában meghatározott közfeladatai ellátása érdekében létrehozott nemzetiségi önkormányzati intézmények fenntartásához kapcsolódóan illeti meg.

III. Kiegészítő szabályok

1. Általános szabályok

a) Ha a helyi nemzetiségi önkormányzat megszűnik, a megszűnését követő hónap első napjától nem illeti meg az I.1. pont szerinti működési támogatás időarányos része és az I.2. pont szerinti feladatalapú támogatásnak a megszűnés időpontját megelőzően kötelezettségvállalással nem terhelt része.

b) A kincstár a minisztert 2020. január 10-éig tájékoztatja a törzskönyvi nyilvántartásba bejegyzett helyi nemzetiségi önkormányzatokról.

c) A miniszter a helyi nemzetiségi önkormányzatokat az I.1. pont szerint megillető támogatás összegét 2020. január 20-áig a honlapján közzéteszi.

d) A miniszter az I.2. pont szerinti támogatást megalapozó feladatmutató pontszámokat és a támogatás összegét 2020. április 15-éig a honlapján közzéteszi.

e) E melléklet szerint

ea) nemzetiségi önkormányzati intézmény: az országos nemzetiségi önkormányzat által költségvetési szervként vagy nonprofit gazdasági társaságként alapított, vagy más szervezettől átvett, vagy más szervezettel közösen működtetett, nyilvántartásba vett szervezet;

eb) nemzetiségi média: az a nemzetiségi időszaki lap, amelyet az országos nemzetiségi önkormányzat alapított vagy – nem országos nemzetiségi önkormányzati alapító esetében – amelynek alapítójával és kiadójával az országos nemzetiségi önkormányzat a lap működésének támogatására megállapodást kötött, továbbá az az elektronikus médium, amelyet az országos nemzetiségi önkormányzat alapított, vagy – nem országos nemzetiségi önkormányzati alapító esetében – amelynek alapítójával és működtetőjével az országos nemzetiségi önkormányzat a médium működésének támogatására megállapodást kötött.

2. A támogatás folyósítására vonatkozó szabályok

a) A miniszter az I.1. pont szerinti támogatást az éves támogatásra jogosult helyi nemzetiségi önkormányzat részére két egyenlő részletben, január 31-éig és június 30-áig folyósítja a kincstár útján.

b) A miniszter az I.2. pont szerinti támogatást két egyenlő részletben, április 30-áig és augusztus 15-éig folyósítja a kincstár útján.

c) A miniszter a II. pont szerinti támogatást negyedévenként egyenlő részletekben, a költségvetési év első negyedéve tekintetében január 31-éig, ezt követően minden negyedév első hónapjának 15. napjáig folyósítja a kincstár útján.

3. A támogatásokra vonatkozó felhasználási szabályok

a) Az I.1. pont és a II. pont szerinti támogatások 2020. december 31-éig, az I.2. pont szerinti támogatás 2021. december 31-éig használható fel.

b) Az I.1. pont szerinti támogatás kizárólag a helyi nemzetiségi önkormányzatok tevékenységével közvetlenül összefüggő – az Njtv. 80. §-a és 159. § (3) bekezdése szerint a helyi önkormányzat által biztosított feltételeket meghaladó további – működésre és az I.2. pont szerinti nemzetiségi feladatokra fordítható. A támogatás szempontjából kizárólag az *„Országos és helyi nemzetiségi önkormányzatok igazgatási tevékenysége”*, a *„Nemzetiségi közfeladatok ellátása és támogatása”*, *„Nemzetiségi médiatartalom-szolgáltatás és támogatása”*, *„Közművelődés – közösségi és társadalmi részvétel fejlesztése”*, *„Közművelődés – hagyományos közösségi kulturális értékek gondozása”* és az oktatással összefüggő kormányzati funkción elszámolt kiadások vehetők figyelembe.

c) Az I.2. pont szerinti támogatás szempontjából kizárólag a *„Nemzetiségi közfeladatok ellátása és támogatása”*, *„Nemzetiségi médiatartalom-szolgáltatás és támogatása”*, *„Közművelődés – közösségi és társadalmi részvétel fejlesztése”*, *„Közművelődés – hagyományos közösségi kulturális értékek gondozása”* és az oktatással összefüggő kormányzati funkciókon elszámolt kiadások vehetők figyelembe.

d) A helyi nemzetiségi önkormányzat az I.1. pont szerinti támogatásról, annak felhasználását követő 45 napon belül, de legkésőbb 2021. március 15-éig szakmai és pénzügyi beszámolót nyújt be a miniszter számára, amelynek elfogadásáról a miniszter a honlapján történő közzététellel értesíti a helyi nemzetiségi önkormányzatot.

e) A helyi nemzetiségi önkormányzat az I.2. pont szerinti támogatásról, annak felhasználását követő 45 napon belül, de legkésőbb 2022. március 15-éig szakmai és pénzügyi beszámolót nyújt be a miniszter számára, amelynek elfogadásáról a miniszter a honlapján történő közzététellel értesíti a helyi nemzetiségi önkormányzatot.

f) Az I. pont szerinti támogatásokról a miniszter támogatói okiratot ad ki. A támogatói okirat közlése a miniszter honlapján történő közzététellel valósul meg.

g) Az országos nemzetiségi önkormányzat és intézményei, valamint a nemzetiségi média a II. pont szerinti támogatások terhére a miniszter által támogatói okiratban meghatározottak szerint a működéséhez és az Njtv. 117-119. §-ában és 121-122. §-ában foglalt közfeladatai ellátásához, valamint a közfeladat-ellátás fejlesztéséhez kapcsolódó költségeket számolhatja el.

h) Az I. és II. pont szerinti támogatások felhasználásáról a kedvezményezett az Ávr. 93. §-ában rögzítettek alapján számol el a miniszter felé. A II. pont szerinti támogatások esetén az országos nemzetiségi önkormányzat a zárszámadásról szóló közgyűlési előterjesztést és határozatot tartalmazó részletes szakmai és pénzügyi beszámolóját a zárszámadása elfogadását követő 15 napon belül nyújtja be a miniszter számára.

i) A II. pont szerinti támogatás esetében a miniszter az Áht. 54. § szerint vizsgálja a támogatás jogszerű elszámolását és felhasználását.

j) A II. pont szerinti támogatások esetén az országos nemzetiségi önkormányzat, az általa fenntartott vagy közvetlenül támogatott nemzetiségi önkormányzati intézmény, az időszaki lap kiadója és az elektronikus médium működtetője a támogatás felhasználásáról elkülönített számviteli nyilvántartást vezet az elfogadott éves intézményi költségvetésnek megfelelően.